As filed with the Securities and Exchange Commission on November 26, 2007

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ChinaEdu Corporation

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	8200	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

ChinaEdu Corporation

12/F Capital Times Square

No. 88 Xichangan Street

Beijing, 100031 People’s Republic of China

Tel: 8610 8391-5888

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

CT Corporation System

111 Eighth Avenue

13th Floor

New York, New York 10011

Tel: (212) 590-9009

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Steven N. Robinson, Esq. Peter E. Kohl, Esq. Man Chiu Lee, Esq. Hogan & Hartson LLP 10/F Kerry Center 1 Guanghua Road Beijing, People’s Republic of China 100020 Tel: 8610 6598-8600	W. Clayton Johnson, Esq. Robert K. Williams, Esq. Cleary Gottlieb Steen & Hamilton LLP Bank of China Tower One Garden Road Central, Hong Kong Tel: 852 2521-4122

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Ordinary shares, par value $0.01 per share(2)(3)	$94,116,000	$2,890

(1)	Estimated solely for the purpose of computing the amount of the registration fee, in accordance with Rule 457(o) promulgated under the Securities Act of 1933, as amended.
(2)	Includes ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of the distribution or within 40 days after the later of the effective date of this registration statement and the date the securities are first bona fide offered to the public, and also includes ordinary shares that may be purchased by the underwriters pursuant to an over-allotment option. These ordinary shares are not being registered for purposes of sales outside the United States.
(3)	American depositary shares evidenced by American depositary receipts issuable upon deposit of the ordinary shares registered hereby are being registered pursuant to a separate registration statement on Form F-6 (Registration No. 333- ). Each American depositary share represents three ordinary shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. Neither we nor the selling shareholders may sell these securities until the registration statement filed with the U.S. Securities and Exchange commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion

Preliminary prospectus dated November 26, 2007

PROSPECTUS

6,820,000 American Depositary Shares

ChinaEdu Corporation

(Incorporated in the Cayman Islands with limited liability)

Representing 20,460,000 Ordinary Shares

This is our initial public offering of American depositary shares, or ADSs, each representing three of our ordinary shares, par value $0.01 per share. No public market currently exists for our ordinary shares or our ADSs. We are selling 5,456,000 ADSs, and the selling shareholders identified in this prospectus are selling 1,364,000 ADSs. We will not receive any proceeds from the ADSs sold by the selling shareholders.

We currently anticipate the initial public offering price of our ADSs to be between $10.00 and $12.00 per ADS. We have applied to list our ADSs on the Nasdaq Global Market under the symbol “CEDU.”

Investing in our ADSs involves risks. See “ Risk Factors” beginning on page 10.

	Per ADS	Total
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds, Before Expenses, to Us	$	$
Proceeds, Before Expenses, to the Selling Shareholders	$	$

We and certain of the selling shareholders have granted the underwriters a 30-day option to purchase up to 1,023,000 additional ADSs from us and certain of the selling shareholders to cover any over-allotments at the initial public offering price less the underwriting discount and commission.

Delivery of our ADSs will be made on or about                     , 2007.

Neither the Securities and Exchange Commission nor any state securities regulators has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Bear, Stearns & Co. Inc.

Piper Jaffray	CIBC World Markets

The date of this prospectus is                     , 2007

ChinaEdu 弘成教育

Success through Learning

Online Degree Program Services

Renmin University of China
China Agricultural University
Dongbei University of Finance & Economics
East China University of Science and Technology
Chongqing University
Jiangnan University
Beijing Language and Culture University
Nanjing University
Lanzhou University

Private Primary and Secondary Schools

Anqing Foreign Language School
Jingzhou School (Southern Campus)
Pingdingshan Bilingual School

International Curriculum Programs

FEC Program
BCIT Program

Online Tutoring and Test Preparation Programs

101 online school
(www.chinaedu.com)

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell ADSs and seeking offers to buy ADSs only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the ADSs.

We have not taken any action to permit a public offering of the ADSs outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of the prospectus outside of the United States.

Until                 , 2007 (25 days after the date of this prospectus), all dealers that buy, sell, or trade the ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

Conventions That Apply to This Prospectus

Unless otherwise indicated, the following terms have the following meanings in this prospectus:

•	“ADRs” refers to the American depositary receipts that evidence our ADSs;

•	“ADSs” refers to our American depositary shares, each representing three ordinary shares;

•	“China” or the “PRC” refers to the People’s Republic of China, excluding for the purpose of this prospectus Hong Kong, Macau and Taiwan;

•

“Chinese affiliated entity” or “Chinese affiliated entities” refers to the variable interest entity or variable interest entities through which we operate certain lines of our business and, which, pursuant to contractual arrangements, are effectively controlled by us and have transferred to us essentially all of the economic benefits of their businesses;

•

“collaborative alliance” or “collaborative alliances” refers to the subsidiary or subsidiaries that we form with certain university partners to provide services to their online degree programs and which are majority owned by us;

•	“Nasdaq” refers to the Nasdaq Global Market;

•	“provinces” of China refers to provinces or municipalities under the direct administration of the Chinese central government, and provincial-level autonomous regions of China;

•

“registered students,” when used to refer to students of university online degree programs, are students who either in the current period or in previous periods have paid tuition and are still registered in an academic degree program;

•	“revenue students,” when used to refer to students of university online degree programs, are students who have paid tuition in the applicable period;

•	“RMB” refers to Renminbi, the legal currency of the PRC;

•	“shares” or “ordinary shares” refers to our ordinary shares, with par value $0.01 per share;

•	“U.S. GAAP” refers to the accounting principles generally accepted in the United States of America; and

•	“$” refers to U.S. dollars, the legal currency of the United States of America.

Unless the context indicates otherwise, “we,” “us,” “our company,” “our” and “ChinaEdu” refer to ChinaEdu Corporation, a Cayman Islands company, its predecessor entities and subsidiaries, and, in the context of describing our business operations, also include our Chinese affiliated entities. See “Corporate Structure.”

Unless otherwise indicated, our financial information presented in this prospectus has been prepared in accordance with U.S. GAAP.

Solely for your convenience, this prospectus contains translations of certain Renminbi amounts into U.S. dollar amounts at specified rates. All translations from Renminbi to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, the translations of Renminbi amounts into U.S. dollar amounts have been made at the noon buying rate in effect on June 30, 2007, which was RMB7.61 to $1.00. We make no representation that the Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. See “Risk Factors—Risks related to the People’s Republic of China—Governmental restrictions of currency conversion may limit our ability to receive and use our revenue or financing effectively” and “—The fluctuation of the Renminbi may materially and adversely affect your investment” for discussions of the effects of currency control and fluctuating exchange rates on the value of our ADSs.

ii

PROSPECTUS SUMMARY

You should read the following summary together with the more detailed information regarding our company, the ordinary shares and ADSs being sold in this offering, and our consolidated financial statements and notes to these consolidated financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our ADSs discussed under “Risk Factors,” before deciding whether to buy our ADSs.

Our Business

We are a leading educational services provider in China. Our primary business is to provide comprehensive services to the online degree programs of leading Chinese universities. Our services for online degree programs include academic program development, technology services, enrollment marketing, student support services and finance operations. We also operate private primary and secondary schools, market and support international post-secondary and English language curriculum programs to established learning institutions, and offer online interactive tutoring services to primary and secondary school students. We believe we are the largest service provider to online degree programs in China in terms of the number of higher education institutions that we serve and the number of student enrollments that we support. In 2007, the largest online degree program that we service, Renmin University of China, was named the largest online degree program in China in terms of student enrollment numbers by Xuexigang.com and Chinaonlineedu.com, two online education and distance learning websites. In addition, in 2006, we were ranked among the top ten education brands in China by an independent survey conducted by Sina.com (a leading Chinese Internet portal) and 40 other media organizations, or the Sina.com Survey, based on online voting and evaluations by industry experts and media professionals. This survey also ranked the online degree programs of three of our university partners among the top ten online degree programs in China, based on online voting and evaluations by industry experts and media professionals.

We currently have strategic relationships with eleven universities, nine of which are under long-term, exclusive contracts that vary from 15 to 50 years in length. Nine of these universities currently operate online degree programs and the tenth and eleventh are awaiting regulatory approval to start their programs. As of June 30, 2007, approximately 165,000 students were registered in the online degree programs that we service through these relationships. These online degree programs are marketed under the brand names of leading Chinese universities, which allows us to benefit from the significant brand equity that these higher education institutions have established.

Our business has experienced significant growth since its inception in 1999. This growth has been driven by the increased number of universities that we serve, the increased enrollment of the online degree programs of our university partners, and our expansion into other education-related lines of business. We generate our revenue from service fees and tuition payments derived from students who are enrolled in, or served by, our businesses. As of June 30, 2007, we were providing services to online degree programs that in aggregate had approximately 165,000 registered students and we were serving approximately 42,000 students in our other businesses. Our net revenue increased from RMB100.9 million in 2004 to RMB126.4 million in 2005 and RMB213.5 million ($28.1 million) in 2006, representing a compound annual growth rate, or CAGR, of 45.2%. Our net revenue increased from RMB98.9 million in the six months ended June 30, 2006 to RMB120.0 million ($15.8 million) for the same period in 2007, representing an increase of 21.3%. Our income from operations declined from RMB22.3 million in 2004 to RMB11.2 million in 2005, but increased to RMB57.2 million ($7.5 million) in 2006. Our income from operations increased from RMB27.8 million in the six months ended June 30, 2006 to RMB33.3 million ($4.4 million) for the same period in 2007. Our net income attributable to ordinary shareholders improved from a net loss of RMB4.0 million in 2004 and a net loss of RMB2.9 million in 2005 to a net income of RMB25.5 million ($3.4 million) in 2006. Our net income attributable to ordinary shareholders declined from RMB17.1 million for the six months ended June 30, 2006 to RMB12.5 million ($1.6 million) for the same period in 2007. This decline was primarily due to the increase in our income tax provision for the six months ended June 30, 2007 as compared with the same period in 2006, as a result of uncertainties regarding the future status of our Chinese subsidiaries and Chinese affiliated entities under the new tax law, which will become effective on January 1, 2008. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Taxation” in this prospectus. Net revenue from our online degree programs contributed 100.0%, 78.0%, 73.5% and 74.0%, respectively, of our net revenue in 2004, 2005, 2006 and the six months ended June 30, 2007.

For a discussion of recent financial and other developments affecting us and our business, see “Recent Developments.”

Our Market Opportunity

Reflecting the magnitude of the overall population, the size of the education and training market in China is the largest in the world and growing rapidly. According to Enhancing China’s Competitiveness through Lifelong Learning, a study published by the World Bank in 2007, or the World Bank Study, of China’s approximately 1.3 billion people, around 260 million are students enrolled in basic, secondary and higher education programs. Education spending in China is expected to grow rapidly as demand for more skilled labor grows, and as a result the participation rates in the educational system increases. According to China’s Eleventh Five-Year Plan for China’s Educational Reform and Development, or the Eleventh Five-Year Plan, the government has targeted a significant increase in the overall level of spending on education, which includes both public and private spending, to 4.0% of its gross domestic product, or GDP, by 2010, compared with 2.8% of GDP in 2005. Assuming China’s GDP increases to $2.3 trillion by 2010, as projected by China’s State Council Development Research Center, achieving the government’s target for the education sector would result in overall education spending increasing from $75.0 billion in 2003 to $242.0 billion by 2010. The growth in educational spending will likely be driven by several factors, including favorable demographic trends, growth in per capita and disposable income, the limited supply and growing demand for post-secondary education, government initiatives, and an increasing emphasis on higher education as well as English proficiency as a means to increase China’s international competitiveness.

Our Strengths and Strategy

We believe that the following strengths will enable us to capture the rapid growth opportunities in the education service market in China:

•	market leadership and proven track record;

•	substantial knowledge of our customers and the Chinese education market;

•	premier services for online degree programs; and

•	experienced management team with proven track record.

Our goal is to strengthen our position as a market leader in China’s rapidly growing educational services industry. Our strategy consists of the following key elements:

•	expand the penetration of our online degree program services;

•	establish a network of learning centers for online degree programs;

•	continue to strengthen our brand name and our reputation;

•	develop new services and products to further enhance the learning experience of existing students and attract new students; and

•	pursue strategic acquisitions.

Our Challenges

The successful execution of our strategies is subject to certain risks and uncertainties, including those relating to:

•	the regulatory environment in China affecting the education sector, including price controls over tuition that can be charged;

•	our dependence on our online degree program services for a substantial majority of our revenue;

•	our dependence on a limited number of university customers and our ability to attract new university customers;

•	our ability to maintain an effective system of internal control over financial reporting;

•	our limited operating history;

•	our dependence on third parties, particularly learning centers, to perform functions that are critical to our business success;

•

our ability to effectively control and receive the economic benefits of our Chinese affiliated entities, which own some of our businesses, through contractual arrangements instead of direct equity ownership;

•	our ability to respond to competitive pressures;

•	our ability to continue to provide a high level of service quality to maintain and enhance our reputation;

•	our ability to retain our experienced senior management team; and

•	our ability to successfully execute future acquisitions and efficiently manage the businesses that we have acquired or will acquire in the future.

Please see “Risk Factors” and other information included in this prospectus for a detailed discussion of these and other risks and uncertainties.

Our History and Corporate Structure

We were incorporated as an exempted company in the Cayman Islands with limited liability in 1999 and began our online degree services business in the same year, providing services to Renmin University of China. Since our inception, we have rapidly grown our online degree program services business and have added three new business lines through acquisitions in 2005 (online tutoring, private primary and secondary schools and curriculum services) and 2006 (vocational post-secondary education programs).

Chinese laws and regulations limit the ability of foreign-owned entities to participate in the education and telecommunication sectors in China. Our corporate structure is designed to comply with these restrictions. The restrictions on the foreign ownership and operation of each of our four lines of business are as follows:

•

Online Degree Programs—Our primary business is to provide comprehensive services to the online degree programs of leading Chinese universities. While Chinese laws and regulations prohibit or restrict foreign companies and foreign-invested enterprises from owning, operating and managing online degree programs, they do not prohibit foreign companies or foreign-invested enterprises from providing services to online degree programs. We do not own, operate or manage online degree programs, but instead provide online degree services to our university customers through majority-owned subsidiaries formed between our three Chinese subsidiaries, CMR Web, Hongcheng Liye and Hongcheng Technology, and our university partners, except for two online degree programs that are serviced through Hongcheng Education, one of our Chinese affiliated entities.

•

International Curriculum Programs—Chinese laws and regulations do not prohibit or restrict foreign companies or foreign-invested enterprises from engaging in the marketing and distribution of international curriculum programs. This business is operated by Hongcheng Liye, one of our wholly-owned subsidiaries in China.

•

Online Tutoring Programs—Chinese laws and regulations prohibit or restrict foreign companies and foreign-invested enterprises from owning the ICP licenses for, or operating, educational websites such as our 101 Online School’s website. As a result of this restriction, this business is operated by Xiandai Technology, one of our Chinese affiliated entities.

•

Private Primary and Secondary Schools—Chinese laws and regulations prohibit foreign companies and foreign-invested enterprises from owning and operating private primary and secondary schools in China. As a result of this restriction, this business is operated by Hongcheng Education, one of our Chinese affiliated entities.

We do not have a direct ownership interest in, and are not obligated to absorb the expected losses of, our Chinese affiliated entities, but we direct these companies’ business affairs and receive substantially all of the economic benefits of their businesses through contractual arrangements. In 2006 and the six months ended June 30, 2007, 89.7% and 86.8%, respectively, of our net revenue was derived from businesses conducted by our three principal Chinese subsidiaries. The following diagram illustrates our corporate structure as of June 30, 2007.

Corporate Information

We are an exempted company incorporated in the Cayman Islands with limited liability on September 6, 1999. Our principal executive offices are located at 12/F Capital Times Square, No.88 Xichangan Street, Beijing 100031, People’s Republic of China. Our telephone number at this address is 86 (10) 8391-5888. Our registered office in the Cayman Islands is located at the offices of Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9002, Cayman Islands.

Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website is www.chinaedu.net. The information contained on this website and our other websites is not a part of this prospectus. Our agent for service of process in the United States is CT Corporation System located at 111 Eighth Avenue, 13/F, New York, New York 10011.

The Offering

American Depositary Shares offered	6,820,000 ADSs, representing 20,460,000 ordinary shares

by us	5,456,000 ADSs

by the selling shareholders	1,364,000 ADSs

Price per ADS	We currently estimate that the initial public offering price will be between $10.00 and $12.00 per ADS.

The ADSs

Each ADS represents three ordinary shares, par value $0.01 per share. The ADSs will be evidenced by American Depositary Receipts, or ADRs. A nominee of the depositary will be the registered holder of the ordinary shares underlying your ADSs.

You will have the rights of an ADR holder as provided in a deposit agreement among us, the depositary and holders and beneficial owners of ADSs.

To better understand the terms of the ADSs, you should carefully read the section in this prospectus entitled “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, which is an exhibit to the registration statement that includes this prospectus. We may amend or terminate the deposit agreement for any reason without your consent. If an amendment to the deposit agreement becomes effective, you will be considered, by continuing to hold your ADSs, to have agreed to be bound by the deposit agreement as amended.

Over-allotment option

We and certain of the selling shareholders have granted the underwriters a 30-day option to purchase up to 1,023,000 additional ADSs from us and certain of the selling shareholders to cover any over-allotments at the initial public offering price less the underwriting discount and commissions.

ADSs outstanding immediately after this offering	6,820,000 ADSs (or 7,843,000 ADSs if the underwriters exercise the over-allotment option in full).

Ordinary shares outstanding immediately after this offering	58,434,407 ordinary shares.

Use of proceeds

We estimate that we will receive net proceeds from this offering of approximately $52.4 million, assuming an initial public offering price of $11.00 per ADS, the midpoint of the estimated range of the initial public offering price set forth on the cover of this prospectus. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds will be approximately $60.8 million.

We intend to use the proceeds from this offering for the following purposes:

•

approximately $10 million to expand our existing lines of business, including the funding of potential new collaborative alliances with university partners as those opportunities may arise from time to time;

•	approximately $10 million to develop our own initial network of learning centers;

•	approximately $15 million to complete the construction of the new campuses at our Jingzhou School (Southern Campus) and Anqing Foreign Language School; and

•

the balance for general corporate purposes, which may include funding potential acquisitions of complementary businesses as such opportunities may arise from time to time, expanding our sales efforts, opening new offices and developing new or enhanced technologies, products and services.

Risk factors	See “Risk Factors” in this prospectus beginning on page 10 for a discussion of factors and uncertainties that you should carefully consider before deciding to invest in our ADSs.

Listing	We have applied for approval to have our ADSs listed on the Nasdaq Global Market. Our ordinary shares will not be listed on any exchange or quoted for trading on any over the counter trading system.

Proposed Nasdaq Global Market symbol	“CEDU”

Depositary	The Bank of New York Company, Inc.

Payment and settlement	We expect the ADSs to be delivered against payment on or about , 2007.

Lock-up

We, our directors, our executive officers, all of our existing shareholders (other than two shareholders holding less than 3% in aggregate of our shares immediately prior to this offering) and certain of our optionholders have agreed with the underwriters that, without the prior written consent of Bear, Stearns & Co. Inc., subject to certain exceptions, neither we nor any of our directors, executive officers, and these shareholders and optionholders will, for a period of 180 days following the date of this prospectus, offer, sell or contract to sell any of our ADSs, ordinary shares or securities convertible into or exchangeable or exercisable for any of our ADSs or ordinary shares. See “Underwriting.”

Summary Consolidated Financial and Operating Data

The following summary consolidated statement of operations data for the years ended December 31, 2004, 2005 and 2006 and the summary consolidated balance sheet data as of December 31, 2005 and 2006 have been derived from our audited consolidated financial statements included in this prospectus beginning on page F-1. The summary consolidated balance sheet data as of December 31, 2004 have been derived from our audited consolidated financial statements, which are not included in this prospectus. The summary consolidated statement of operations data for the six months ended June 30, 2006 and 2007 and the summary consolidated balance sheet data as of June 30, 2007 have been derived from our unaudited condensed consolidated financial information included in this prospectus. Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP. We have prepared the unaudited condensed consolidated financial information on the same basis as our audited consolidated financial statements. The unaudited condensed consolidated financial information includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented. Our historical results for any period are not necessarily indicative of results to be expected in any future period. In addition, our unaudited results for the six months ended June 30, 2007 may not be indicative of our results for the full year ending December 31, 2007. You should read the following information in conjunction with our consolidated financial statements and related notes, “Selected Condensed Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Years ended December 31,				Six months ended June 30,
	2004	2005	2006	2006	2006	2007	2007
	RMB	RMB	RMB	$	RMB	RMB	$
	(in thousands except share, per share and per ADS data)
Condensed Consolidated Statement of Operations Data:
Net revenue	100,896	126,362	213,531	28,052	98,898	119,963	15,760
Cost of revenue(1)(2)	(38,014)	(53,138)	(80,308)	(10,550)	(36,533)	(42,058)	(5,525)
Operating expenses(1)(2)	(40,580)	(62,047)	(76,002)	(9,985)	(34,588)	(44,625)	(5,863)

Income from operations	22,302	11,177	57,221	7,517	27,777	33,280	4,372

Net income (loss)	11,949	(2,850)	25,539	3,355	17,100	12,474	1,639
Deemed dividends on preferred shares	(15,959)	—	—	—	—	—	—

Net (loss) income attributable to ordinary shareholders	(4,010)	(2,850)	25,539	3,355	17,100	12,474	1,639
EBITDA(3)	26,962	19,588	74,190	9,748	36,016	42,147	5,537

Net (loss) income per ordinary share:
Basic—ordinary	(0.34)	(0.18)	0.65	0.09	0.44	0.31	0.04
Diluted—ordinary	(0.34)	(0.18)	0.60	0.08	0.40	0.27	0.03
Net (loss) income per ADS(4)
Basic—ordinary	(1.02)	(0.54)	1.95	0.27	1.32	0.93	0.12
Diluted—ordinary	(1.02)	(0.54)	1.80	0.24	1.20	0.81	0.09
Weighted average shares used in calculating basic net (loss) income per ordinary share	11,673,946	16,243,736	39,209,606	39,209,606	38,694,181	40,415,717	40,415,717
Weighted average shares used in calculating diluted net (loss) income per ordinary share	11,673,946	16,243,736	42,708,213	42,708,213	42,285,798	46,209,662	46,209,662

(1)	Includes share-based compensation expenses as follows:

	Years ended December 31,				Six months ended June 30,
	2004	2005	2006	2006	2006	2007	2007
	RMB	RMB	RMB	$	RMB	RMB	$
	(in thousands)

Share-based compensation expense included in:
Cost of revenue	369	369	468	61	269	144	19
General and administrative	2,719	1,965	1,942	255	1,017	1,023	134
Selling and marketing	—	—	205	27	68	103	14
Research and development	44	44	96	13	45	45	6

Total	3,132	2,378	2,711	356	1,399	1,315	173

(2)	Includes amortization of intangible assets acquired through business combination as follows:

	Years ended December 31,				Six months ended June 30,
	2004	2005	2006	2006	2006	2007	2007
	RMB	RMB	RMB	$	RMB	RMB	$
	(in thousands)
Amortization of intangible assets acquired through business combination included in:
Cost of revenue	—	2,097	4,182	549	2,029	1,917	252
Selling and development expenses	—	1,125	3,279	431	2,108	2,296	301

Total	—	3,222	7,461	980	4,137	4,213	553

(3)	EBITDA represents net (loss) income attributable to ordinary shareholders before deductions for minority interest, deemed dividend, interest, income taxes, depreciation and amortization. We believe that EBITDA is useful to investors as a measure of comparative operating performance, as it is less susceptible to variances in actual performance resulting from depreciation, amortization and other non-cash charges and more reflective of changes in pricing decisions, cost controls and other factors that affect operating performance. We also present EBITDA because we believe it is useful to investors as a way to evaluate our ability to incur and service debt, make capital expenditures and meet working capital requirements. EBITDA is not intended as a measure of our operating performance, as an alternative to net income or as an alternative to any other performance measure in conformity with U.S. GAAP or as an alternative to cash flow provided by operating activities as a measure of liquidity. The following is a reconciliation of net (loss) income attributable to ordinary shareholders to EBITDA:

	Years Ended December 31,				Six month ended June 30,
	2004	2005	2006	2006	2006	2007	2007
	RMB	RMB	RMB	$	RMB	RMB	$
Net (loss) income attributable to ordinary shareholders	(4,010)	(2,850)	25,539	3,355	17,100	12,474	1,639
Deemed dividends on preferred shares	15,959	—	—	—	—	—	—
Minority interest, net of taxes	11,465	9,869	23,581	3,098	6,758	11,444	1,503
Income tax (benefits) provision	(846)	3,994	6,994	919	3,396	9,979	1,311
Interest expense	—	1,242	2,279	299	1,074	981	129
Interest income	(266)	(1,078)	(1,172)	(154)	(551)	(1,204)	(158)
Depreciation	4,297	5,023	8,157	1,073	3,843	4,001	526
Amortization	363	3,388	8,812	1,158	4,396	4,472	587

EBITDA	26,962	19,588	74,190	9,748	36,016	42,147	5,537

(4)	Each ADS represents three ordinary shares.

	December 31,				June 30,
	2004	2005	2006	2006	2007	2007
	RMB	RMB	RMB	$	RMB	$
	(in thousands)
Condensed Consolidated Balance Sheet Data:
Cash and cash equivalents	106,936	155,912	148,315	19,484	108,813	14,295
Total assets	199,182	428,408	497,210	65,318	571,717	75,106
Total current liabilities	41,051	141,706	132,746	17,440	131,452	17,268
Total liabilities	43,881	188,036	183,568	24,117	184,040	24,177
Convertible notes	—	29,324	30,654	4,027	24,712	3,247
Total shareholders’ equity	145,698	204,235	264,319	34,723	331,052	43,490

RISK FACTORS

Investing in our securities involves a high degree of risk. You should carefully consider the risks described below, in conjunction with other information and our consolidated financial statements and related notes included elsewhere in this prospectus, before making an investment decision. Our business, financial condition or results of operations could be affected materially and adversely by any or all of these risks. The trading price of our ADSs could decline due to any or all of these risks, and you may lose all or part of your investment.

Risks Related to Our Business

The education sector, in which all of our businesses are conducted, and the telecommunication sector, upon which we are heavily reliant, each are subject to extensive regulation in China, and our ability to conduct business is highly dependent on our compliance with these regulatory frameworks.

The Chinese government regulates all aspects of the education sector, including licensing of parties to perform various services, pricing of tuition and other fees, curriculum content, standards for the operations of schools and learning centers associated with online degree programs and foreign participation. The laws and regulations applicable to the education sector are in some aspects vague and uncertain, and often lack detailed implementing regulations. These laws and regulations are subject to change, and new laws and regulations may be adopted, some of which may have retroactive application or have a negative effect on our business. For example, in 2003, the Chinese government adopted a new regulatory framework for Chinese-foreign cooperation in education. This new framework may encourage institutions with more experience, better reputations, greater technological know-how and larger financial resources than we have to compete against us and limit our growth. In addition, because the Chinese government and the public view the conduct of educational institutions as a vital social service, there is considerable ongoing scrutiny of the education sector and its participants. For a discussion of the regulatory framework for the education system and the telecommunication sectors in China, see “Regulation.”

We must comply with China’s extensive regulations on private and foreign participation in the education and telecommunication sectors, which has caused us to adopt complex structural arrangements with our Chinese subsidiaries and Chinese affiliated entities. If the relevant Chinese authorities decide our structural arrangements do not comply with these restrictions, we would be precluded from conducting some or all of our current business.

Chinese regulators have broad powers to regulate the tuition and other fees charged by schools and, as a result, can adversely impact the fees we receive from the schools to which we provide services, as well as the returns from the private primary and secondary schools operated by our Chinese affiliated entities. While China’s regulatory framework provides that investors in private schools are entitled to receive a “reasonable return” on their investment, there is no clear guidance in law as to what this term means.

Although our corporate structure and business are designed to comply with the limitations on foreign investment and participation in the education and telecommunication sectors, we cannot assure you that we will not be found to be in violation of any current or future Chinese laws and regulations. See “Risk Factors—Risks Related to China’s Regulation of the Education and Telecommunication Sectors and Our Corporate Structure.” There are substantial uncertainties regarding the interpretation and application of Chinese laws and regulations. If we or any of our Chinese subsidiaries or Chinese affiliated entities are found to be or to have been in violation of Chinese laws or regulations limiting foreign ownership or participation in the education or telecommunication sectors, the relevant regulatory authorities have broad discretion in dealing with such violation, including but not limited to:

•	levying fines and confiscating illegal income;

•	restricting or prohibiting our use of the proceeds from this offering to finance our business and operations in China;

•	requiring us to restructure the ownership structure or operations of our Chinese subsidiaries or Chinese affiliated entities;

•	requiring us to discontinue all or a portion of our business; and/or

•	revoking business licenses.

Any of these or similar actions could cause significant disruption to our business operations or render us unable to conduct all or a substantial portion of our business operations, and may materially and adversely affect our business, financial condition and results of operations.

We derive a majority of our revenue by providing services to online degree programs, and any adverse development in this business will materially and adversely affect our overall results of operations.

All of our net revenue through 2004, 78.0% of our net revenue in 2005, 73.5% of our net revenue in 2006 and 74.0% of our net revenue in the six months ended June 30, 2007 were generated by providing services to online degree programs of Chinese universities. The continued growth of this business line depends on our ability to attract new university customers and the ability of these universities to increase the student enrollment for their online degree programs. We face many challenges in our online degree program services business, including:

•

our structure for this line of business, in which services are provided to our university customer’s online degree program by one of our Chinese subsidiaries, one of our Chinese affiliated entities or a collaborative alliance we have formed with one of our university partners, may be found by Chinese regulatory authorities to violate restrictions on entities other than universities being responsible for online degree programs;

•

the demand for online degree programs depends on the social acceptance and perceived attractiveness of degrees offered by these programs, which may decline due to actual or perceived quality problems at online degree programs and the increased availability of alternatives such as traditional degree programs, on-the-job training and overseas programs;

•

the universities with online degree programs have primary responsibility for these programs and they may have priorities and objectives for the programs that conflict with our objectives of growing our revenue and profits from servicing the programs; and

•

each of the universities with online degree programs has been approved by China’s Ministry of Education, or the MOE, to operate these programs as part of the MOE’s pilot program for online education and there is no assurance that the MOE will not restrict, suspend or revoke this program in the future or that any of the currently approved universities, including our university partners, will continue to qualify for this program.

In 2005, our revenue from online degree programs declined as a result of declines in enrollment and increased compensation paid to learning centers by some of the online degree programs serviced by us. The decline in enrollment resulted from new regulations issued by the MOE in February 2004. The new regulations prohibited universities from recruiting existing full-time students of traditional on-campus degree programs and instructed the online degree programs to recruit working adults. The new MOE regulations also required online degree programs to tighten their admission criteria and improve the quality of the information included in their recruiting materials. In 2005, these restrictions adversely affected both new student recruitment and total enrollment for the online degree sector in China. In particular, three of the online degree programs serviced by us experienced declines in student enrollment in 2005 compared to 2004 due to these restrictions on recruitment of new students. Since our service fees for online degree programs are based on either tuition revenue or tuition revenue net of certain expenses of our university customers online degree programs, including compensation paid to learning centers, any decline in our university partners’ online program enrollment or any increase in learning center expenses and other expenses payable by them to third parties will adversely affect the revenue that we receive from these programs.

A significant factor affecting the results of our online degree program services business is the fees that our university partners are required to pay to independent learning centers. The share of tuition revenue that we receive, through the collaborative alliances with our university partners, is after the payment of fees to learning centers. As a result, an increase in the portion of tuition fees paid to the learning centers will result in a decrease in the portion of tuition fees that we receive as revenue. The portion of tuition fees payable to learning centers has been increasing. In 2006, our university partners paid fees to independent learning centers in amounts ranging from 30% to 60% of the gross tuition revenues received by their online degree programs. In 2004, 2005 and 2006, the portion of gross tuition fees that our university partners in aggregate paid to independent learning centers was approximately 30%, 39% and 39%, respectively, and was approximately 41% for the six months ended June 30, 2007. This increase was attributable mainly to increases in demand by universities for services provided by a limited number of learning centers. There can be no assurance, however, that the amounts payable to independent learning centers, as a portion of gross tuition fees, will not continue to increase.

To the extent any of the factors discussed above or other adverse developments occur in the online degree program sector, our revenue and results of operations from our online degree program services business could be adversely affected.

Most of our revenue comes from a limited number of customers, and we may not succeed in attracting additional university online degree programs as customers.

In 2004, 2005, 2006 and the six months ended June 30, 2007, 87.7%, 71.4%, 67.3% and 60%, respectively, of our net revenue was derived from our services to our five largest online degree program customers. Our three largest customers, Renmin University of China, China Agricultural University and Dongbei University of Finance and Economics, accounted for 17.8%, 18.6% and 15.2%, respectively, of our net revenue in 2006 and 21.6%, 15.0% and 14.1%, respectively, of our net revenue in the six months ended June 30, 2007. We will likely continue to rely on a relatively small number of customers for a significant portion of our revenue for the foreseeable future. If for any reason our revenue from any of our significant customers or other online degree programs were to decline or if we were to lose any of our significant customers, our revenue and results of operations would be materially and adversely affected.

Although our strategy is to increase the number of online degree programs using our services, we may not be able to attract additional university customers. Developing and entering into a relationship with a university requires considerable effort on our part, and we may spend considerable time and still may not be successful in developing a new customer. Our ability to expand our services to online degree programs is dependent on our ability to identify potential university partners who can provide course offerings that will be attractive to the target market and to develop a mutually acceptable arrangement with the university for the development of a program. Some of the universities offering online degree programs that do not utilize our services have developed their own technology platforms, and others have entered into service agreements with other service providers. Some of the universities we would like to partner with may not have goals and objectives that are compatible with ours, may be subject to long-term contracts with other service providers, or may have cumbersome decision-making procedures that may delay or prohibit our entering into a service relationship with them. In addition, some of these universities are also being pursued by our competitors. As a result, we cannot predict whether we will be successful in attracting additional universities to which we can provide services. If we are unsuccessful in establishing new service relationships, our strategic growth objectives may not be achieved, thereby adversely impacting our prospects and results of operations.

The tuition charged by online degree programs, the secondary and vocational schools that we provide curriculum programs to and our private primary and secondary schools are all subject to price controls administered by the Chinese government, and our revenue is highly dependent on the level of these tuition charges.

In 2006 and the six months ended June 30, 2007, 73.5% and 74.0%, respectively, of our net revenue was generated by providing services to online degree programs. Our revenue in this segment comes primarily from service fees that are paid by universities and calculated as a percentage of the tuition revenue of the online degree programs that we provide services to, and the tuition charges for these programs are subject to price controls administered by various price control offices under China’s National Development and Reform Commission, or NDRC. Similarly, our revenue from the curriculum programs that we offer to secondary and vocational schools are also directly dependent on the tuition revenue of those schools, and those tuition charges are subject to administrative price controls. The tuition charges of our private primary and secondary schools are also subject to price controls. In light of the substantial increase in tuitions and other education-related fees in China in recent years, China’s price control authorities may impose stricter price control on tuition charges in the future. If the tuition charges upon which our revenue depend, particularly the tuition charges for online degree programs, were to be decreased or if they were not to increase in line with increases in our costs because of the actions of China’s administrative price controls, our revenue and profitability would be adversely affected.

In the course of auditing our consolidated financial statements for the three years ended December 31, 2004, 2005 and 2006, we and our auditors identified certain material weaknesses, significant deficiencies and other control deficiencies in our internal control over financial reporting; if we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our ADSs may be adversely affected.

Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future. Prior to this offering, we have been a private company and we have limited accounting personnel and other resources with which to address our internal control over financial reporting. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements for the years ended December 31, 2004, 2005 and 2006, our independent registered public accounting firm identified and communicated to us two material weaknesses and two significant deficiencies, as well as certain other control deficiencies, in our internal control over financial reporting as of December 31, 2006 as defined in Auditing Standard No. 2 of the U.S. Public Company Accounting Oversight Board, or Auditing Standard No. 2. Our management agreed with these findings. If we had performed a thorough assessment of our internal control over financial reporting or if our independent registered public accounting firm had performed an audit of our internal control over financial reporting, additional material weaknesses, significant deficiencies or control deficiencies may have been identified. As defined in Auditing Standard No. 2, a “material weakness” is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected, and a “significant deficiency” is a control deficiency, or combination of control deficiencies, that adversely affects our ability to initiate, authorize, record, process, or report external financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of our annual or interim financial statements that is more than inconsequential will not be prevented or detected.

The material weaknesses identified by our independent registered public accounting firm were:

•

We have inadequate financial reporting and accounting resources with a good understanding of U.S. generally accepted accounting principles, or U.S. GAAP, and Securities and Exchange Commission, or SEC, reporting requirements. In particular, we have insufficient resources in the accounting department to properly analyze transactions and prepare financial statements in accordance with U.S. GAAP. We have experienced difficulties obtaining timely and consistent financial information from our subsidiaries, and we have limited resources to monitor the accounting policies and financial activities of each subsidiary. As a result, a significant number of audit adjustments have been made to our management financial statements. Our expected initial public offering will add significant new demands on our accounting and finance department, including with respect to: external financial reporting in compliance with SEC reporting requirements and U.S. GAAP accounting and disclosure requirements; and treasury and risk management.

•

We lack a comprehensive set of accounting policies and procedures in accordance with U.S. GAAP, and our existing accounting personnel do not have adequate guidance as to how transactions should be accounted for under U.S. GAAP. This has resulted in a significant number of audit adjustments in the past, and can cause material accounting and reporting errors not being detected in a timely manner.

The significant deficiencies identified by our independent registered public accounting firm were that we do not have a qualified internal tax team who can address our income tax accounting and compliance matters from a U.S. GAAP perspective, and we have certain significant deficiencies with respect to our management information systems.

Following the identification of these material weaknesses and significant deficiencies and other control deficiencies, we have taken measures and plan to continue to take measures to remediate these weaknesses and deficiencies. However, the implementation of these measures may not fully address these material weaknesses and significant deficiencies and other control deficiencies in our internal control over financial reporting, and we cannot yet conclude that they have been fully remedied. Our failure to correct these material weaknesses and significant deficiencies and other control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, effective internal control over financial reporting is important to help prevent fraud. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control Over Financial Reporting” in this prospectus.

Upon completion of this offering, we will become a public company in the United States that is subject to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act will require that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2008. In addition, beginning at the same time, our auditors must report on the effectiveness of our internal control over financial reporting. Our management or our auditors may conclude that our efforts to remediate the problems identified above were not successful or that otherwise our internal control over financial reporting is not effective. This could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our reporting processes, which could adversely impact the market price of our ADSs. We will need to incur significant costs and use significant management and other resources in order to comply with Section 404 of the Sarbanes-Oxley Act.

Chinese-foreign cooperative education programs, such as our international curriculum programs, are heavily regulated, and our ability to conduct business in this area is highly dependent on regulatory policies and our compliance with these policies.

Our international post-secondary curriculum, or BCIT, program has recently been restricted in its ability to contract new schools. In April 2007, the MOE issued the Circular on Further Regulating Chinese-Foreign Cooperative Education Programs. The circular directs the local education authorities generally to suspend the approval of any new Chinese-foreign cooperative polytechnic education programs until the end of 2008. To ensure the quality of the Chinese-foreign cooperative education programs, the circular emphasizes the regulatory supervision of these programs and advises local education authorities to closely supervise and monitor the existing programs, especially in recruiting materials, advertisements, and issuance of degrees and diplomas, and directs them to report and remedy any non-compliance by existing programs of the applicable regulations. As a result of this circular, our BCIT program has not been able to contract new schools for the program and we do not expect it to until at least 2009. Although the circular only discusses the suspension of approvals through the end of 2008, we cannot assure you that our BCIT program will be able to contract new schools in 2009 or at any time after that. These developments have adversely affected our results of operations and the prospects for this business, and other regulatory actions could have similar adverse effects.

Similarly, the schools participating in our English language curriculum, or FEC, program have faced challenges obtaining certain regulatory approvals. In August 2004, the MOE promulgated the Announcement regarding Re-Approval of Chinese-foreign Cooperative Educational Institutions and Programs, or the Re-Approval Announcement, which requires Chinese-foreign cooperative educational institutions and programs that were established before July 1, 2004 (the effective date of the Re-Approval Announcement) to be re-approved by the MOE. Nineteen of our 21 contracted schools within the FEC program at that time were subject to re-approval. So far, two of our contracted schools have obtained re-approval from the MOE and the other 17 have submitted their applications for re-approval. If the MOE’s re-approval is not obtained, these schools may have to terminate their FEC programs, which would adversely affect our business, financial condition and results of operations.

Our business is subject to seasonal fluctuations, which may cause our operating results to fluctuate from quarter to quarter. This may result in volatility and adversely affect the price of our ADSs.

We have experienced, and expect to continue to experience, seasonal fluctuations in our revenue and results of operations, primarily due to seasonal changes in the number of students who are enrolled in, or served by, our businesses. Historically, our largest revenue student enrollments occur in the fall, and we generally recognize revenue over the six-month period following these enrollments. As a result, our revenue in the fourth quarter and first quarter of each year, representing the fall semester, have been higher than the other two quarters, which represent the spring semester. Our expenses and costs, however, do not necessarily correspond with changes in our revenue or the number of students who are enrolled in, or served by, our businesses. We expect quarterly fluctuations in our revenue and results of operations to continue. These fluctuations could result in volatility and adversely affect the price of our ADSs. As our revenue grows, these seasonal fluctuations may become more pronounced.

Our limited operating history may not serve as an adequate basis to judge our future prospects and results of operations.

We began operations in 1999, and only initiated three of our four lines of business in 2005 or 2006 through acquisitions. Our limited operating history may not provide a meaningful basis on which to evaluate our business. We incurred net losses prior to 2004. We cannot assure you that we will maintain our profitability or that we will not incur net losses in the future. We expect that our operating expenses will increase as we expand. Any failure to realize anticipated revenue growth could result in operating losses. We will continue to encounter risks and difficulties frequently experienced by companies at a similar stage of development. Given our limited operating history and the limited period of time that our management team has worked together, our operating history may not provide you with a sufficient basis upon which to evaluate the ability of our management team to address these risks. If we are not successful in addressing any or all of these risks, our business may be materially and adversely affected.

We are dependent on third parties, particularly the learning centers serving online degree programs, over which we have no control to perform functions that are critical to the success of our business.

The success of our business in providing services to online degree programs depends in part on the actions of learning centers and universities over which we have limited or no control. The learning centers, principally operated by third parties, perform a number of essential functions for universities that operate the online degree programs (such as marketing, enrollment, administration, tuition collection and testing), but we have no ability to ensure that they adequately perform these functions or comply with the regulations and standards applicable to them. In addition, because a university must obtain regulatory approval, which is generally a time consuming process, to either change learning centers or establish its own learning centers, the learning centers maintain a strong negotiating position and are able to demand substantial compensation for their services.

We have experienced regulatory compliance problems resulting from the actions of third parties. For example, in 2004, a learning center that was associated with the online degree program of Jiangnan University failed its periodic inspection by the local education authority, and in 2005, a learning center associated with the online degree program of Chongqing University also failed a regulatory inspection. As a result of these inspection failures by the learning centers, the online degree programs for these two universities were not able to recruit new students for a one-year period, resulting in a significant decline in their tuition revenue and, consequently, our service revenue. In the case of Jiangnan University, new student enrollment was suspended for the spring and fall semester of 2004, and the number of registered students declined from 10,008 as of the 2003 calendar year-end to 7,389 as of the 2004 calendar year-end and 5,744 as of the 2005 calendar year-end. In the case of Chongqing University, new student enrollment was suspended for the spring and fall semesters of 2005, and the number of registered students declined from 9,807 as of the 2004 calendar year-end to 9,249 as of the 2005 calendar year-end. The inability to recruit students for a one-year period has an adverse impact beyond the year of the suspension due to the multi-year nature of most online degree programs. If other learning centers upon which the online degree programs are dependent encounter similar regulatory compliance issues, our results of operations and our ability to attract and retain university customers will be adversely affected.

Because we face significant competition in several of our lines of business, we may lose market share, we may need to lower our prices and our results of operations may be materially and adversely affected.

We currently serve nine out of the 67 universities that have been approved to offer online degree programs in China. Our revenue from these nine universities depends on the total cash tuition receipts for these programs. The online degree programs of these nine universities must compete with the online degree programs of the other 58 universities approved to offer online degree programs, as well as other education and training programs that are seeking to enroll students. While we are trying to enter into agreements with additional universities with respect to their online degree programs, we face competition from other service providers and may not succeed in our efforts.

Our online tutoring and test preparation business competes for students with traditional in-person tutoring services and after school programs, as well as with companies providing online services similar to ours. Our English language programs compete for students with other private schools with English language programs, sister schools, online programs, after school programs and self-study programs. Our international post-secondary education programs compete for students with other Chinese-foreign cooperative education programs, sister school programs, distance learning programs, self-study programs and other vocational and technical training programs. Our private primary and secondary schools compete for recruiting students with other schools in their respective areas as well as boarding schools that recruit students on a nationwide basis.

There are also many new entrants seeking to participate in the education sector in China, including for-profit and not-for-profit educational institutions from overseas that are attracted by the education market in China. Although restrictive regulation of the education sector in China may have limited our competition in the past, any deregulation of this industry, or easing of restrictions on foreign participants, could increase the competition we face in one or more lines of business.

Our online tutoring business and international curriculum program business are characterized by relatively low start-up and fixed costs, modest capital requirements, short start-up lead times and a limited need for significant proprietary technology. As a result, potential market entrants, both in China and from abroad, face relatively low entry barriers to these markets. The online tutoring business requires relatively small amounts of capital and technological capabilities to enter. Similarly, other international programs similar to our international curriculum programs could be initiated by one or more competitors in cooperation with international partners. In addition, as the existing penetration rates of these lines of business are relatively low in our markets, competitors could acquire significant numbers of clients and establish significant market share within a relatively short period. For example, as a result of increasing competition, we expect the future operating results of our FEC program to be adversely affected due to lower student numbers and lower per student amounts payable to us under our contractual arrangements with participating schools. Increased competition could result in loss of market share and revenue and lower profit margins, and have a material adverse effect on our business, financial condition and results of operations.

Our strategy to develop a nationwide network of learning centers will involve substantial costs and may not succeed.

In February 2007, we received provisional approval from the MOE to operate 10 learning centers in the provinces of Beijing, Shanghai, Jiangsu and Zhejiang for a trial period of up to 18 months. We will seek to extend this approval to allow us to operate learning centers throughout China on a permanent basis, as learning centers play a critical role in the online degree education business as a result of, for example, their leading role in student recruitment.

Our strategy to operate learning centers involves various risks and may not succeed. These risks include those related to operating a new business in which we do not have experience. To be successful in operating learning centers we will have to obtain new contracts on acceptable terms with the university online degree programs, all of which already have existing relationships with learning centers. We will also have to incur substantial capital expenditures and operating expenses and devote substantial time and other resources to establish and staff these new learning centers. In addition to the risks of entering a new line of business, we also face regulatory risks relating to our plan to expand the scope of our approval, which currently applies to only four provinces and permits us to operate only 10 learning centers, to a national scope with an unlimited number of learning centers and to convert it from a provisional license to a permanent approval. Moreover, even though we have obtained MOE approval for the initial 10 learning centers, we will still need to obtain approval from the relevant provincial level education authorities before we establish any learning center, and there are risks relating to our ability to obtain these provincial level approvals. As of the date of this prospectus, we have only received this approval from the Beijing education authorities. Any one of these risks could cause our entry into the learning center business to be unsuccessful and adversely affect our business, financial condition and results of operations.

Our ability to attract and retain customers is heavily dependent on our reputation, which in turn relies on our maintaining a high level of service quality.

We need to continue to provide high quality services to our existing customers to maintain and enhance our reputation, and we also need to attract and retain customers for our various lines of business. All of our business lines are highly dependent on existing and potential students perceiving our programs as high quality and worth the investment of time and money that they require of students. If any of the programs we operate or support experience service quality problems, our reputation could be harmed and our results of operations and prospects could be materially and adversely affected.

We rely heavily on our senior management team and key personnel, and the loss of any of their services could severely disrupt our business.

Our future success is highly dependent on the ongoing efforts of our senior management and other key personnel. We rely heavily on their management skills, expertise in the education sector, strategy and marketing skills, as well as the relationships they have with many of the educational institutions with which we do business, and with local and national regulatory authorities. We do not maintain key person life insurance on any of our senior executives or other key personnel. The loss of the services of one or more of our senior executives or other key personnel may have a material adverse effect on our business, financial condition and results of operations. Competition for senior executives and other key personnel in China, such as personnel engaged in software and system development, is intense, and the pool of suitable candidates is very limited. As a result, we may not be able to retain the services of our senior executives or other key personnel, or attract and retain senior executives or other key personnel in the future. For example, our prior chief financial officer left us in September 2006, and we were unable to find a suitable replacement until June 2007.

In addition, if any member of our senior management or any of our other key personnel join a competitor or forms a competing company, we may lose customers, business partners, key professionals and staff members to them. Each of our senior executives and key personnel has entered into an employment agreement with us that contains confidentiality and non-competition provisions. In the event of a dispute between any of our senior executives or other key personnel and us, however, we cannot assure you as to the extent, if any, that these provisions may be enforceable in China due to uncertainties involving the Chinese legal system.

We may not be able to successfully execute future acquisitions or efficiently manage the businesses we have acquired or may acquire in the future.

Since 2005, we have entered several new lines of business through the acquisition of existing businesses or contractual rights. We may continue to expand, in part, by acquiring complementary businesses. The success of our past acquisitions and any future acquisitions will depend upon several factors, including:

•	our ability to identify and acquire businesses on a cost-effective basis;

•	our ability to integrate acquired personnel, operations, products and technologies into our organization effectively;

•	our ability to retain and motivate key personnel and to retain the customers of the acquired businesses;

•	unanticipated problems or legal liabilities of the acquired businesses; and

•	tax or accounting issues relating to the acquired businesses.

Any acquisition may require a significant commitment of management time, capital investment and other resources. For example, our entry into the private primary and secondary school business has required us to invest significant amounts for the acquisition of the rights to operate these schools and for expanding facilities and upgrading the services offered by these schools. In the case of the Anqing Foreign Language School, or the Anqing School, we are building a new campus for the school to accommodate a larger student population, which we expect to require additional capital expenditures of approximately RMB60.0 million. In the case of the Jingzhou School (Southern Campus), our business plan depends on the completion of the construction of a new campus, which we expect to require additional capital expenditures of approximately RMB76.0 million. While we had initially planned to complete construction of the new campus by the Fall 2006 recruiting season, we have encountered delays in obtaining the land-use rights for the new campus site, and while we expect to begin to recruit for this school in the Fall 2008 season, we cannot assure you that we will begin then, or at all. Delays in completing the new campus will adversely affect the revenue from this investment.

If we are unable to effectively execute our acquisition strategy or integrate any acquired business, our business, financial condition and results of operations may be materially and adversely affected. In addition, if we use our equity securities as consideration for acquisitions, we may dilute the value of your ordinary shares or ADSs.

If we are unable to attract and locate qualified personnel for our various programs, in particular qualified educators, our business may be materially and adversely affected.

Each of our lines of business is highly dependent on the ability to attract qualified educators to provide services in connection with our programs and the programs we support. The success of our programs and the programs we support, and the differentiating factor between our programs and those of the traditional education sector in China, rely significantly on the quality of the educators we are able to attract to such programs. For example:

•	the online degree programs that we serve rely to a significant degree on professors to prepare the online courseware;

•	our international post-secondary programs rely on capable instructors within participating colleges to take part in the training by the overseas post-secondary institutions;

•	our online tutoring program needs to attract tutors who are perceived to be successful in preparing students for examinations;

•	our private primary and secondary schools need to attract qualified and experienced teachers and administrators; and

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we need to find well-qualified native English speakers to teach in the English language programs and the international post-secondary programs that we support and the private primary and secondary schools operated by our Chinese affiliated entities.

There are considerable challenges in locating and attracting the personnel we need. There is considerable competition in China to attract strong educators. To the extent we have focused our market for English language programs, international post-secondary education programs and our private primary and secondary schools in second tier cities, we also face challenges in attracting teachers from overseas who are willing to relocate to areas in which there are few, if any, expatriates and the living conditions are markedly different from their home countries. If we are unable to attract and locate well-qualified educators for the various programs, our results of operations could be adversely affected.

If we are not able to respond successfully to technological or industry developments, our business may be materially and adversely affected.

The market for providing services to educational institutions for their online degree programs and the market for online tutoring services are relatively new. These markets are characterized by rapid technological developments, the introduction of new business models, launches of new products and services and changes in customer needs and behavior. For example, the delivery of online degree programs in China is still relatively new and the evolution of these programs from relatively rudimentary systems for delivery of course content to more robust interactive models is taking place on an ongoing basis. As high speed Internet connections become available for more potential users, the expectations of students for online degree programs are likely to require continued devotion of our research and development efforts to maintain our position as a perceived market leader in providing technology services to online degree programs. Our online tutoring programs will likewise face expectations from students for a more stimulating and interactive environment commensurate with their other online experiences. Innovation by our competitors in China and overseas may make our existing services to online degree programs and our online tutoring programs obsolete or less competitive. To respond to these types of developments, we may be required to undertake substantial efforts and incur significant costs. If we do not successfully respond to these types of developments in a timely and cost-effective manner, our business may be materially and adversely affected.

If we are unable to achieve or maintain economies of scale with respect to our various lines of business, our results of operations from these businesses may be materially and adversely affected.

Each of our lines of business involves a degree of upfront investment in the development of programs or the acquisition of contract rights to provide services to programs, and our revenue and profitability depend on the number of students in these programs. The online degree programs to which we provide support and services, and from which we derive most of our revenue and profits, require considerable investment of time and resources to develop and, in many cases, require us to make substantial investments in collaborative alliances or to provide advance payments to the universities to attract university partners. The profitability of these programs for us depends on the ability of the programs to attract students. Similarly, our revenue from our online tutoring programs, international programs, and private primary and secondary schools depends on our attracting enough students on an ongoing basis. If the programs or schools are unable to recruit enough students to offset the development and operating costs, our results of operations will be adversely affected.

The demand for our online tutoring services may be adversely affected by parental concern of children spending too much time on online gaming and other non-educational online activities.

Parents and government officials in China have expressed concern that school age children are spending too much time on the Internet playing online games and engaging in other non-productive online activities. As a result, parents may not be supportive of buying computers and other computer resources or Internet access for their children, and this could adversely affect online education programs such as our online tutoring programs. This attitude could adversely affect our ability to expand enrollment in our online tutoring programs and thereby adversely affect our results of operations.

If we are unable to prevent others from using our intellectual property or if we are subject to intellectual property infringement claims by others, our business may be materially and adversely affected.

Our intellectual property has been and will continue to be subject to various forms of infringement, theft and misappropriation. We are also susceptible to others copying our business model and methods. Our courseware and course materials have significant value and could be copied. We devote substantial resources to the development of platform support and courseware for online degree programs, the course materials and systems support for our online tutoring program, and implementation of the international post-secondary education programs and the English language programs we support. The legal protection of intellectual property in China is significantly more limited than in the United States and many other countries and may afford us little or no effective protection.

In addition, we also could face potential claims that we have infringed the intellectual property rights of third parties. For example, with regard to the intellectual property rights to courseware used in online programs from which we derive service revenue, the professors who assisted in developing the courseware could claim that they have rights to such courseware. If such claims are brought against us or the universities conducting the online degree programs, or if we are required to bring litigation to protect our intellectual property, we could face expensive litigation that could divert management resources and materially and adversely affect our results of operations.

Our university customers may be liable for refunds to students, which could adversely affect our revenue.

Most university online degree programs require students to pre-pay for a set number of courses at the outset of their enrollment, however, these students may not enroll in all of these courses in the same period for which they have prepaid tuition. We receive service fees from each university for technology and support services that we render to our university customers during a given semester to support their online degree programs. Our contracts are typically structured so that our service fees are based upon the cash tuition receipts of the university during a given semester. To the extent students request that the universities refund any unused prepaid tuition, our revenue could be adversely affected because the universities are entitled to deduct these refunds from the cash receipts upon which our fees are based. In 2006, the average refund rate, which is refund expressed as a percentage of cash receipts, of the university online degree programs that we service was 0.9%. Increases in this rate could increase our revenue volatility and adversely affect the profitability of our services.

We rely heavily on our information systems, and if we fail to further develop our technology, or if our systems contain “bugs” or other undetected errors, our operations may be seriously disrupted.

To achieve our strategic objectives and to remain competitive, we must continue to develop and enhance our technology and our use of information that is available within our online systems. This may require us to acquire additional equipment and software and to develop new applications within our online systems. Our success in the development of new service offerings, such as community features and improved student management systems, depends in large part upon our ability to store, retrieve, process and manage substantial amounts of information. Our online systems and the technology platform upon which online degree programs operate, and our other databases, products and systems could contain undetected errors or “bugs” that could adversely affect their performance. In addition, our systems supporting online degree programs and online tutoring programs occasionally experience peak demands during which they are unable to provide the responsiveness expected by students enrolled in these programs. If we encounter errors or other service quality or reliability issues, or if we are unable to design, develop, implement and utilize information systems and the data derived from these systems, our ability to realize our strategic objectives and our profitability could be adversely affected, and this may cause us to lose market share, harm our reputation and brand names, and materially and adversely affect our business.

The successful operation of our business depends upon the performance and reliability of the Internet infrastructure and telecommunications networks in China.

Our services to online degree programs and our online tutoring program depends on the performance and reliability of China’s Internet infrastructure. In China, almost all access to the Internet is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of China’s Ministry of Information Industry, or the MII. In addition, the national networks in China are connected to the Internet through international gateways controlled by the Chinese government. These international gateways are the only channels through which a user in China can connect to the Internet. We cannot assure you that a more sophisticated Internet infrastructure will be developed in China. We may not have access to alternative networks in the event of disruptions, failures or other problems with China’s Internet infrastructure. In addition, China’s Internet infrastructure may not support the demands associated with continued growth in Internet usage.

We rely on China Telecommunications Corporation, or China Telecom, and China Network Communications Corporation, or China Netcom, to provide us with data communications capacity primarily through local telecommunications lines and their Internet data centers that host our servers. We do not have access to alternative services in the event of disruptions, failures or other problems with the fixed telecommunications networks of China Telecom and China Netcom, or if China Telecom or China Netcom otherwise fail to provide such services. Any unscheduled service interruption could damage our reputation and result in a decrease in our revenue. Furthermore, we have no control over the costs of the services provided by China Telecom and China Netcom. If the prices that we pay for telecommunications and Internet services increase significantly, our profitability could be adversely affected. In addition, if Internet access fees or other charges to Internet users increase, the users of our online tutoring services may find our services less affordable, which may in turn reduce our revenue.

Computer viruses and “hacking” may cause delays or interruptions on our systems and may reduce use of our services and damage our reputation and brand names.

Our online degree program platforms contain substantial information about students, their attendance and performance, and the administration of the entire student life cycle from enrollment to graduation. As such, these online systems and records may become attractive targets for either dissatisfied students, or hackers in general, who seek to access and modify records maintained on these systems, or to disrupt the online degree programs. “Hacking” involves efforts to gain unauthorized access to information or systems or to cause intentional malfunctions, loss or corruption of data, hardware or other computer equipment. Computer viruses and hacking may cause delays or other service interruptions on our systems. In addition, the inadvertent transmission of computer viruses could expose us to a material risk of loss or litigation. Hacking and computer viruses could result in significant damage to our systems and databases, disruptions to our business activities, including to our e-mail and other communications systems, breaches of security and the inadvertent disclosure of confidential or sensitive information, interruptions in access to our website and the websites for online degree programs and our online tutoring programs, and other material adverse effects on our operations. We may incur significant costs to protect our systems and equipment against the threat of, and to repair any damage caused by, computer viruses and hacking. Moreover, if a computer virus or hacking affects our systems and is highly publicized, our reputation could be materially damaged and usage of our services may decrease.

Risks Related to China’s Regulation of the Education and Telecommunication Sectors and Our Corporate Structure

If the Chinese authorities determine that our organizational structure for operating our business does not comply with Chinese regulations, we could be subject to sanctions, including being required to discontinue all or a portion of our business.

We and our Chinese subsidiaries are considered foreign persons or foreign invested enterprises under Chinese laws, and, as a result, we are required to comply with Chinese laws and regulations applicable to foreign investment, including those restricting foreign participation in the education and telecommunications industries. For example, foreign entities that are not educational institutions, such as our company, cannot operate schools or education programs in China, and all foreign persons, including foreign educational institutions, are precluded from operating primary and middle schools in China, such as our private primary and secondary schools. Similarly, there are limitations on the ability of foreign parties such as our company and our Chinese subsidiaries with regard to owning Internet content provider, or ICP, licenses, which are necessary for the operation of our corporate website and the website for our online tutoring business. Because of these restrictions, we have developed a corporate structure in which we do not have an ownership interest in the entities involved in activities in which foreign entities’ and foreign invested enterprises’ participation is prohibited, and we function as a service provider to Chinese universities with respect to their online degree programs. For a discussion of the limitations on foreign ownership and participation governing our businesses, see “Regulation—Limitations on Foreign Ownership of Our Business.” For a description of our corporate structure, see “Corporate Structure.”

The Chinese laws and regulations applicable to online university degree programs require that the university offering such a program be responsible for the recruitment, operations, curriculum and management of the online program. Because of these restrictions, we provide services to Chinese universities’ online degree programs either through a contractual relationship between the university and us, or through a collaborative alliance established by the university and us specifically to provide services to that university’s online degree program. For some of our university partners, our services also include the licensing of certain of our domain names for their use to operate their online degree programs. If the relevant Chinese regulatory authorities were to find that the services we provide to our university partners, or that our service contract relationships, our collaborative alliance service provider structures or both of these structures, violate the regulations requiring that these online degree programs be controlled by the universities, our business model might require extensive revision or be unworkable and we could be subject to sanctions and be required to discontinue all or a portion of this business. These developments would adversely affect our business, financial condition and results of operations.

Our previous contractual arrangement with East China University of Science and Technology, one of our online degree program customers, may not have been compliant with relevant restrictions on foreign participation in the operation of an online degree program; we may face regulatory fines and other sanctions in respect of this arrangement.

Our relationship with East China University of Science and Technology’s online degree program was originally structured as a cooperative agreement between the university and our subsidiary, Hongcheng Technology, under which Hongcheng Technology and the university jointly established a management committee for the online degree program. However, the rights we had with regard to participation on the management committee of the program might be construed by the Chinese government as improper involvement by an FIE in running a school. Because of this concern, in 2006 we transferred the contractual rights related to this program to Hongcheng Education, one of our Chinese affiliated entities, which is not an FIE. Our service revenue from this program accounted for 9.2% and 8.6% of our net revenue in 2006 and the six months ended June 30, 2007, respectively. There can be no assurance that the Chinese government will not determine that our previous arrangement for the program violated the law. Any such determination could result in the Chinese government imposing fines and other sanctions on us, which could have an adverse effect on our results of operations.

If Gotop Electronic’s ICP license for the operation of the website for our online tutoring business is suspended or revoked by the MII due to non-compliance with its requirements, we may have to shut down our 101 Online School’s website, which would have a material adverse effect on our business, financial condition and results of operations.

In July 2006, the MII, issued the Notice on Strengthening Management of Foreign Investment in Operating Value-Added Telecom Services. The notice prohibits Chinese ICPs engaged in providing value-added telecom services from leasing, transferring or selling their ICP licenses or providing facilities or other resources to foreign investors operating in violation of restrictions on foreign investment. The notice requires that Chinese ICPs must directly own the trademarks and domain names for websites operated by them, as well as servers and other infrastructure used to support these websites. The notice also requires Chinese ICPs to evaluate their compliance with the notice by November 1, 2006 and correct any non-compliance. A Chinese ICP’s failure to complete the procedures by November 1, 2006 could be the basis for revocation of its ICP license. Due to a lack of interpretative materials from the MII, the impact of this circular on us is unclear. We currently operate www.chinaedu.com, the operating website for our 101 Online School, through Gotop Electronic, a subsidiary of Xiandai Technology, our Chinese affiliated entity. Gotop Electronic holds the ICP license for this website. We have not transferred the domain name and trademark for this website to Gotop Electronic. We may be required to make these transfers in the future and, if we are unable to do so, the ICP license held by Gotop Electronic may be suspended or revoked by MII. In 2006 and in the six months ended June 30, 2007, Gotop Electronic, which operates our online tutoring business, accounted for 7.8% and 7.6%, respectively, of our net revenue. If Gotop Electronic’s ICP license is suspended or revoked by MII, we would have to shut down our 101 Online School’s website, which would have a material adverse effect on our business, financial condition and results of operations.

Our universities partners for online degree programs may not have received all required approvals for their websites.

Currently, websites established by universities for their online degree programs approved by the MOE are generally considered by the MII to be not-for-profit operations, and therefore the MII only requires the universities to make an ICP filing, rather than the more burdensome process of obtaining an ICP license, for the operation of the websites related to their online degree programs. The MII could, however, require the universities to obtain ICP licenses in the future. Some of our university partners for online degree programs have not made the required filing with the MII. In addition, our university partners may be required in the future to make other filings or obtain other approvals to maintain their online degree programs. If our university partners fail to make these filings, or obtain these licenses or other approvals, their online degree programs may be sanctioned or suspended, which would have a material adverse effect on our results of operations.

Our online tutoring business was acquired through a transaction that did not comply with Chinese regulations; we may face regulatory challenges, including fines and other sanctions, in respect of this business.

Although after certain restructuring activities we now hold 80% of the equity interest in Gotop Electronic, the entity that provides our online tutoring services and the ICP services related to such online tutoring services, through one of our Chinese affiliated entities, Hongcheng Education, it was originally acquired through our subsidiary, Hongcheng Liye. That acquisition required approvals from the MII, the MOE and the Ministry of Commerce, and these approvals were not obtained. If the Chinese government challenges this acquisition or imposes any sanction on us for our activities before the restructuring, our results of operations could be adversely affected. In 2006 and in the six months ended June 30, 2007, our online tutoring business accounted for 7.8% and 7.6%, respectively, of our net revenue.

Certain of our Chinese subsidiaries, Chinese affiliated entities and customers may face regulatory challenges, including fines and other sanctions, as result of their failure to comply with certain licensing and regulatory approval requirements.

When Gotop Electronic, our Chinese affiliated entity that holds the ICP license for our online tutoring business, was approved by relevant Chinese authorities to engage in the ICP business, its registered capital did not meet the minimum requirement specified under Chinese law for ICP license holders. We have increased the registered capital of Gotop Electronic to satisfy this requirement. See “Regulation—Regulations on Internet Information Services.” In addition, two of our Chinese subsidiaries, Gotop Hongcheng and Xuezhi Shidai, were previously engaged in the sale of products and services for our online tutoring program which exceeded the scope of their business licenses. We have subsequently transferred the sales activities to third party distributors and our sales centers which have the required business licenses. There is no assurance that we will not be sanctioned for our non-compliance before these corrective measures were taken. These sanctions can range from monetary fines and penalties to suspension of our licenses or services that we provide to our customers.

Our online tutoring business may be deemed to be engaged in “Internet publishing,” “Internet culture activities” and “broadcasting audio-video programs through the Internet,” which, under Chinese regulations, would require Gotop Electronic to obtain three additional licenses, the online publication license, the Internet culture business operation license and the license for broadcasting audio-video programs through the Internet. At present, there is no official or publicly-available definition of “Internet publishing” or “Internet culture activities.” Based on verbal confirmations from the relevant regulatory authorities, our online tutoring business currently does not fall into the scope of “Internet publishing,” “Internet culture activities” or “broadcasting audio-video programs through the Internet.” However, there is no assurance that Gotop Electronic would not be required to obtain these licenses in the future as a result of changes in interpretation of the relevant rules or changes in position of the relevant authorities. See “Regulation—Regulations on Online Publications,” “—Regulations on Internet Culture Activities” and “—Regulations on Broadcasting Audio-Video Programs through the Internet or Other Information Network.” If Gotop is required to obtain these licenses in the future and is unable to do so, we may face regulatory challenges, including fines, suspensions of service and other sanctions, in respect of our online tutoring business.

Our contractual arrangements with our Chinese affiliated entities and their shareholders may not be as effective in providing operational control and economic benefits as direct ownership.

We rely on one of our Chinese affiliated entities, Hongcheng Education, to operate our private primary and secondary schools and to provide services to some of our university customers. We rely on another of our Chinese affiliated entities, Xiandai Technology, to hold and maintain certain ICP licenses for operating our websites. Hongcheng Education and Xiandai Technology are each owned by Chinese citizens with whom we have entered into contractual arrangements to provide us with control over and substantially all the economic benefits from these entities. These entities are our variable interest entities, but we have no direct ownership interest in either of them. Our contractual arrangements with these Chinese affiliated entities and the shareholders of these Chinese affiliated entities include technical consulting and services agreements, loan agreements, shareholder voting rights entrustment agreements, call option agreements, equity pledge agreements and powers of attorney. For a description of these contractual arrangements, see “Corporate Structure—Our Corporate Structure and Contractual Arrangements.” There are considerable uncertainties regarding the interpretation and application of Chinese laws and regulations governing these contractual arrangements. Accordingly, we cannot guarantee that these arrangements will not be challenged by Chinese regulatory authorities or found to violate existing Chinese laws or regulations or new laws and regulations that may be adopted in the future. In addition, under SAFE regulations, all foreign denominated loans are required to be registered with the State Administration of Foreign Exchange, or SAFE. Our U.S. dollar loans to the shareholders of Hongcheng Education to fund the registered capital requirements of Hongcheng Education were not registered with the SAFE at the time they were made. As a result, we could be subject to sanctions for these loans and these loans may not be enforceable under Chinese laws.

Our contractual arrangements with our Chinese affiliated entities may not be as effective in providing us with control over them as direct ownership of these entities would be. In addition, our Chinese affiliated entities or their shareholders may breach the contractual arrangements we have with them. For example, our Chinese affiliated entities may distribute dividends to their shareholders who may decide not to remit these dividends to us in accordance with our contractual arrangements. Moreover, our Chinese affiliated entities or their shareholders may refuse to renew these contractual arrangements. In addition, in the event of the death or disability of any of the shareholders of our Chinese affiliated entities, there is uncertainty under Chinese law whether the shareholder voting rights entrustment agreements that we have entered into with them would be enforceable against their legal heirs or assigns. Furthermore, although our loans to shareholders of our Chinese affiliated entities specify that they may only be repaid with the shares of those companies held by the shareholders, it is unclear whether this provision is enforceable under Chinese law. If disputes under these contractual arrangements were to arise, we would have to rely on legal remedies under Chinese law. These remedies may not always be effective, particularly in light of uncertainties in the Chinese legal system, and may be significantly more limited than the legal remedies available in the legal systems of the United States and many other countries. See “—Risks related to the People’s Republic of China—China’s legal system has inherent uncertainties that could materially and adversely affect us.” If we are unable to enforce our rights, we may be unable to operate certain of our businesses through Xiandai Technology or Hongcheng Education, or we may be unable to receive all of the economic benefits to which we are entitled from these entities.

Our equity pledge agreements with the shareholders of our Chinese affiliated entities may not be enforceable until they are registered with the relevant administration for industry and commerce pursuant to the Chinese Property Rights Law.

Under the equity pledge agreements, the shareholders of the Chinese affiliated entities pledged their equity interests in these entities to Hongcheng Technology, our Chinese subsidiary. These pledges were created by recording the pledge on the shareholder registry of the relevant Chinese affiliated entity in accordance with the then effective Chinese laws. However, according to the Chinese Property Rights Law, which became effective as of October 1, 2007, these pledges may not be enforceable until they are registered with the relevant administration for industry and commerce. Hongcheng Technology applied for such registration, but the application was denied as no registration procedures were yet available. Hongcheng Technology will continue to endeavor to register these pledges when the administration for industry and commerce implements registration procedures in accordance with the Chinese Property Rights Law in the future. But we cannot assure you that Hongcheng Technology will be able to register the pledges, and if Hongcheng Technology is unable to do so, the effectiveness of the pledges may be affected.

The shareholders of our Chinese affiliated entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The shareholders of Hongcheng Education are Mr. Changqing Xie, one of our officers, and Mr. Xueshan Yang, our former director. The shareholders of Xiandai Technology are Mr. Gongquan Wang and Mr. Xueshan Yang, both our former directors. In the case of Mr. Changqing Xie, conflicts of interests between his duties to our company and to Hongcheng Education may arise. In addition, in the case of Mr. Gongquan Wang and Mr. Xueshan Yang, both former directors of our company, they do not owe any fiduciary duty to our company, they have not entered into any non-competition or employment agreements with our company and they do not have any relationship with us or our business except through these contractual arrangements and they are not our shareholders. These individuals may breach or cause our Chinese affiliated entities and their subsidiaries to breach or refuse to renew the existing contractual arrangements that allow us to effectively control our Chinese affiliated entities and their subsidiaries, and receive economic benefits from them. Currently, we do not have existing arrangements to address potential conflicts of interest between these individuals and our company. We cannot assure you that any or all of these individuals will act in the best interests of our company or that conflicts of interests will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and the owners of our Chinese affiliated entities, we would have to rely on legal proceedings, which could result in disruption of our business and substantial uncertainty as to the outcome of any such legal proceedings.

Our Chinese affiliated entities and their subsidiaries may be subject to significant limitations on their ability to operate private schools or make payments to related parties or otherwise be materially and adversely affected by changes in Chinese laws and regulations.

Under the Chinese laws and regulations applicable to private schools, a private school is one that does not require reasonable return unless it elects to be treated as a school that requires reasonable returns. At the end of each fiscal year, every private school is required to allocate a certain amount to its development fund for the construction or maintenance of the school or procurement or upgrade of educational equipment. For a private school that requires reasonable returns, this amount must be at least 25% of the school’s annual net income, and for other private schools this amount must be at least 25% of the school’s annual increase in its net assets, if any. Private schools that require reasonable returns must publicly disclose their election of that status and provide additional information required under the regulations such as the school’s tuition and other fees and admission standards. A private school is required to consider factors such as the school’s tuition, ratio of the funds used for education-related activities to the course fees collected, admission standards and educational quality when determining the percentage of the school’s net income to be distributed to investors as reasonable returns. However, none of the current Chinese laws and regulations provides a formula or guidelines for determining “reasonable returns.” When the formula or the guidelines for determining “reasonable returns” are issued by the relevant authorities, they may not permit returns to us that will be commercially reasonable and may limit our expected return on investment in our schools.

Private schools that have not elected to require reasonable returns are entitled to the same preferential tax treatment as public schools, while preferential tax treatment policies applicable to private schools requiring reasonable returns are to be separately formulated by the relevant authorities. To date, however, no separate regulations or policies have been promulgated in this regard. As a result, our private primary and secondary schools are subject to the specific requirements of their respective local tax authorities, which vary from location to location. Our Anqing School was established as a school that requires reasonable returns. We are in the process of adopting articles of association for the Pingdingshan School to designate it as a school that requires reasonable returns. After the completion of the construction of the new campus for our Jingzhou School (Southern Campus), we plan to adopt articles of association to designate it as a school that requires reasonable returns.

Current laws and regulations governing private education may be amended or replaced by new laws and regulations that (i) impose significant limitations on the ability of our schools to operate their business, charge course fees or make payments to related parties for services received, (ii) specify the formula for calculating “reasonable returns” or (iii) change the preferential tax treatment policies applicable to private schools. We cannot predict the timing and effects of amendments or new laws and regulations. Changes in Chinese laws and regulations governing private education or otherwise affecting our Chinese affiliated entities’ and their subsidiaries’ operations could materially and adversely affect our business prospects and results of operations.

Contractual arrangements among our Chinese subsidiaries and Chinese affiliated entities and their subsidiaries may be subject to scrutiny by the Chinese tax authorities and we or our Chinese affiliated entities and their subsidiaries could be required to pay additional taxes, which could substantially reduce our consolidated net income and the value of your investment.

Arrangements and transactions among related parties may be subject to audit or challenge by the Chinese tax authorities. We could face material and adverse tax consequences if the Chinese tax authorities determine that the contractual arrangements among our Chinese subsidiaries and our Chinese affiliated entities and their subsidiaries do not represent arm’s-length terms. If this were to occur, the tax authorities could adjust our Chinese affiliated entities’ or any of their subsidiaries’ income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for Chinese tax purposes, of expense deductions recorded by our Chinese affiliated entities or any of their subsidiaries, which could in turn increase their tax liabilities. The Chinese tax authorities could also impose late payment fees and other penalties on our Chinese affiliated entities for under-paid taxes. In addition, any challenge by the Chinese tax authorities may limit the ability of our Chinese affiliated entities to maintain any preferential tax treatments and other financial incentives they currently enjoy. Our consolidated net income may be materially and adversely affected if our Chinese affiliated entities’ tax liabilities increase or if they are found to be subject to late payment fees or other penalties.

Regulatory agencies could commence investigations of the private primary and secondary schools directly owned and operated by a subsidiary of one of our Chinese affiliated entities, and if the results of the investigations were to be unfavorable to us, we could be subject to fines, penalties, injunctions or other censure that could have an adverse impact on our results of operations.

Chinese laws and regulations currently prohibit foreign ownership of primary and middle schools in China. Through Hongcheng Education and contractual arrangements with our Chinese affiliated entities, we own and/or operate private primary and secondary schools. As the provision of private primary and middle school services is heavily regulated in China, our private primary and secondary schools and any new primary schools that our Chinese affiliated entities and their subsidiaries may acquire or establish may be subject from time to time to investigations, claims of non-compliance or lawsuits by governmental agencies, which may allege statutory violations or regulatory infractions. If the results of these investigations were to be unfavorable to us, we could be subject to fines, penalties, injunctions or other censure that could have an adverse impact on our results of operations. Even if we were to adequately address any issues raised by a government investigation, we might have to devote significant financial and management resources to resolve these issues, which could harm our business.

We rely principally on dividends and other distributions on equity paid by our Chinese subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our Chinese subsidiaries and Chinese affiliated entities to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we rely on dividends from our Chinese subsidiaries and service, license and other fees paid to our Chinese subsidiaries by our Chinese affiliated entities and their subsidiaries for our cash requirements, including servicing any debt we may incur. Current Chinese regulations permit our Chinese subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our Chinese subsidiaries and Chinese affiliated entities (other than our schools, which are subject to different regulations) in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Currently, all of our Chinese subsidiaries have to comply with this reserve requirement since none of their statutory reserves have reached 50% of their registered capital. Furthermore, if our Chinese subsidiaries and Chinese affiliated entities incur debt on their own behalf in the future, the terms of that debt may restrict their ability to pay dividends or make other payments to us. Moreover, at the end of each fiscal year, every private school in China is required to allocate a certain amount to its development fund for the construction or maintenance of the school or procurement or upgrade of educational equipment. For private schools that require reasonable returns, this amount must be at least 25% of the annual net income of the school, if any. As a result, our return on investment in our private schools will be limited by this reserve requirement. See “Risk Factors—Our Chinese affiliated entities and their subsidiaries may be subject to significant limitations on their ability to operate private schools or make payments to related parties or otherwise be materially and adversely affected by changes in Chinese laws and regulations.” Any limitation on the ability of our Chinese subsidiaries and Chinese affiliated entities to distribute dividends or other payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

Under the current Chinese tax law, dividend payments to foreign investors made by foreign-invested enterprises, or FIEs, are exempt from Chinese withholding tax. However, pursuant to the new Chinese enterprise income tax law to be effective on January 1, 2008, dividends payable by an FIE to its foreign investors will be subject to a 20% withholding tax, unless the foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where we are incorporated, does not have a tax treaty with China. Although the new tax law contemplates the possibility of exemptions from withholding taxes for China-sourced income of FIEs, the Chinese tax authorities have not promulgated any related implementation rules and it remains unclear whether we would be able to obtain exemptions from Chinese withholding taxes for dividends distributed to us by our Chinese subsidiaries.

Chinese regulation of loans and direct investment by offshore holding companies to Chinese entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our Chinese subsidiaries and Chinese affiliated entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

In utilizing the proceeds of this offering in the manner described in “Use of Proceeds,” since we are an offshore holding company for our Chinese subsidiaries and Chinese affiliated entities, we may make loans to our Chinese subsidiaries and Chinese affiliated entities, or we may make additional capital contributions to our Chinese subsidiaries. Any loans we make to our Chinese subsidiaries or our Chinese affiliated entities are subject to Chinese regulations and approvals. For example:

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loans by us to any of our Chinese subsidiaries, each of which is a FIE, to finance their activities cannot exceed the difference between the total investment amount and the registered capital of the Chinese subsidiary, each as set forth in its articles of association, and must be registered with the SAFE; and

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loans by us to our Chinese affiliated entities or their subsidiaries must be approved by the relevant government authorities including, the SAFE and the NDRC, and must also be registered with the SAFE.

We may also decide to finance our Chinese subsidiaries by means of capital contributions. These capital contributions would have to be approved by the Ministry of Commerce or its local counterpart. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our Chinese subsidiaries or our Chinese affiliated entities or any of their respective subsidiaries. If we fail to receive these registrations or approvals, our ability to use the proceeds of this offering and to finance our Chinese operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

If any of our Chinese affiliated entities or their subsidiaries becomes the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy those assets, which could reduce the size of our operations and materially and adversely affect our business, ability to generate revenue and the market price of our ADSs.

To comply with Chinese laws and regulations relating to foreign ownership in the education and telecommunications sectors, we currently conduct our operations in China through contractual arrangements with our Chinese affiliated entities and their respective shareholders and subsidiaries. As part of these arrangements, our Chinese affiliated entities and their subsidiaries hold some of the assets that are important to the operation of our business. If any of these entities goes bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If any of our Chinese affiliated entities or their subsidiaries undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of these assets, which would hinder our ability to operate our business, which could materially and adversely affect our business, our ability to generate revenue and the market price of our ADSs.

Risks Related to the People’s Republic of China

Our business may be adversely affected by the economic, political and social conditions in China.

Substantially all of our assets are located in China and all of our revenue is derived from our operations in China. Accordingly, our business, financial condition, results of operations and prospects are subject, to a significant extent, to economic, political and social developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the Chinese economy has experienced significant growth over the past two decades, growth has been uneven, both geographically and among various sectors of the economy.

The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Although the Chinese government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the Chinese government. The Chinese government also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Since late 2003, the Chinese government implemented a number of measures, such as raising bank reserves against deposit rates to place additional limitations on the ability of commercial banks to make loans and raise interest rates, in order to slow down specific segments of China’s economy that it believed to be overheating. Since the demand for our services is affected by a number of factors, including the spending power of Chinese students and their families on education, which in turn is affected by the condition of the Chinese economy, the foregoing actions, as well as future actions and policies of the Chinese government, could materially affect the demand for our services, our prospects and results of operations.

If preferential tax treatments currently available to us are reduced or repealed, our business and results of operations could suffer.

Pursuant to the Chinese tax laws, Chinese companies are generally subject to central government imposed enterprise income tax, or EIT, at a statutory rate of 33%. However, companies that satisfy certain conditions enjoy certain preferential tax treatments. For example, a company qualified as a “high and new technology enterprise” located in a designated high-tech zone in China is entitled to a reduced EIT rate of 15% and is also entitled to an EIT exemption for the first two or three years (depending on the local rules) of its operations and a 50% reduction of its applicable EIT rate for the succeeding three years. Eight of our Chinese subsidiaries and one of our Chinese affiliated entities are qualified as “high and new technology enterprises” located in high-tech zones and enjoy preferential tax treatments as a result of this status. Each of these entities is entitled to EIT exemption for the first two or three years of its operations, is subject to a 7.5% EIT rate for the succeeding three years, and is subject to a 15% EIT rate thereafter. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Taxation” for a detailed discussion of the preferential tax treatments available to these entities. However, the qualifications for “high and new technology enterprises” are subject to an annual or biennial assessment by the relevant government authority in China. There is no assurance that any of the entities currently enjoying preferential tax treatments will continue to meet the qualifications or that the relevant government authority will not revoke its “high and new technology enterprise” status. In addition, the expiration of the EIT exemption or the 7.5% reduced EIT rate for these entities will cause our effective tax rate to increase in the future.

On March 16, 2007, the National People’s Congress of China enacted a new enterprise income tax law, under which FIEs, such as our Chinese subsidiaries, and domestic companies would both be subject to a uniform EIT rate of 25%. Preferential tax treatments will continue to be granted to entities that are classified as “high and new technology enterprises strongly supported by the State” or to entities that conduct business in encouraged sectors, whether FIEs or domestic companies. The new tax law, however, does not define “high and new technology enterprises strongly supported by the State,” nor does it specify which encouraged sectors will be eligible for preferential tax treatments. The new tax law will become effective on January 1, 2008. Under the new tax law, enterprises that were established and were already enjoying preferential tax rates before March 6, 2007 will have their preferential tax rates gradually transitioned to the new uniform tax rate over a five-year period starting from January 1, 2008. Enterprises that were also enjoying preferential tax exemption and/or reduction for a specified term, however, will continue to enjoy those exemptions and/or reductions at their current applicable rates until the expiration of the applicable term, subject to further interpretation in the detailed implementing rules of the new tax law. Because the detailed implementing rules for the new tax law have not yet been issued, we cannot assure you that any of our Chinese subsidiaries or Chinese affiliated entities currently enjoying preferential tax treatments will continue to enjoy them after the new tax law becomes effective or that they would be classified as “high and new technology enterprises strongly supported by the State” or as an enterprise that conducts business in encouraged sectors, and be entitled to preferential tax treatments under the new tax law.

Under applicable accounting rules, until our Chinese subsidiaries and Chinese affiliated entities receive official approval as “high and new technology enterprises strongly encouraged by the State,” they must now use the uniform EIT rate of 25% in the calculation of their deferred tax liabilities. This resulted in an increase in our deferred tax expense for the six months ended June 30, 2007 of RMB4.2 million ($0.6 million).

In addition to preferential treatment under national tax laws, some of our Chinese subsidiaries and Chinese affiliated entities have been exempted by the local tax authorities from business tax of up to 5.5% on the revenue generated from certain of our service contracts with our university partners, and this revenue amounted to approximately RMB4.0 million ($0.5 million) in 2006. These exemptions are determined annually on a case-by-case basis and at the sole discretion of the local tax authorities. Loss of these preferential tax treatments may have a material adverse effect on our operating results.

We may be treated as a resident enterprise for Chinese tax purposes after the new enterprise income tax law becomes effective on January 1, 2008, which may subject us to Chinese income tax for any dividends we receive from our subsidiaries.

Under the new enterprise income tax law, enterprises organized under the laws of jurisdictions outside China with their de facto management bodies located within China may be considered Chinese resident enterprises and therefore subject to Chinese enterprise income tax at the rate of 25% on their worldwide income. The new tax law, however, does not define the term “de facto management bodies.” If the Chinese tax authorities determine that we are a Chinese resident enterprise after the effective date of the new tax law, we will be subject to the Chinese income tax at the rate of 25% on our worldwide income, which will include any dividend income we receive from our Chinese subsidiaries. If we are required under the new tax law to pay income tax for any dividends we receive from our Chinese subsidiaries, our results of operations and the amount of dividends we may pay to our shareholders and ADS holders would be materially and adversely affected.

In addition, under the current Chinese tax law, dividend payments to foreign investors made by FIEs are exempt from Chinese withholding tax. However, pursuant to the new Chinese enterprise income tax law to be effective on January 1, 2008, dividends payable by an FIE to its foreign investors will be subject to a 20% withholding tax, unless the foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where we are incorporated, does not have a tax treaty with China. Although the new tax law contemplates the possibility of exemptions from withholding taxes for China-sourced income of FIEs, the Chinese tax authorities have not promulgated any related implementation rules and it remains unclear whether we would be able to obtain exemptions from Chinese withholding taxes for dividends distributed to us by our Chinese subsidiaries.

China’s legal system has inherent uncertainties that could materially and adversely affect us.

We are a holding company, and we conduct our business primarily through our subsidiaries and Chinese affiliated entities incorporated in China. We and our subsidiaries are generally subject to laws and regulations applicable to foreign investment in China. We depend on our Chinese affiliated entities to honor their agreements with us. Most of our contractual arrangements with our Chinese affiliated entities are governed by Chinese law and disputes arising out of these agreements are expected to be decided by arbitration in China.

China’s legal system is based upon written statutes. Prior court decisions may be cited for reference but are not binding on subsequent cases and have limited value as precedents. Since 1979, the Chinese legislative bodies have promulgated laws and regulations dealing with economic and other matters such as foreign investment, corporate organization and governance, commerce, taxation, trade and education. However, China has not developed a fully integrated legal system and the array of new laws and regulations may not be sufficient to cover all aspects of economic and other activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their non-binding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, published governmental policies and internal rules may have retroactive effect and, in some cases, the policies and rules are not published at all. As a result, we may be unaware of our violation of these policies and rules until some time later. See “Risk Factors—Risks related to Our Corporate Structure—Chinese laws governing our current business operations and contractual arrangements are uncertain, and if we are found to be in violation of Chinese law, we could be subject to sanctions, including being required to discontinue all or a portion of our business.”

Regulation and censorship of information disseminated over the Internet in China may adversely affect our business and subject us to liability for information linked to our websites.

The Chinese government has adopted regulations governing Internet access and the distribution of news and other information over the Internet. Under these regulations, ICPs and Internet publishers are prohibited from posting or displaying over the Internet content that, among other things, violates Chinese laws and regulations, impairs the national dignity of China, or is reactionary, obscene, superstitious, fraudulent or defamatory. Failure to comply with these requirements may result in the revocation of licenses to provide Internet content and other licenses and the closure of the concerned websites. In the past, failure to comply with these requirements has resulted in the closure of websites found to be in violation of these regulations. The website operator may also be held liable for such censored information displayed on or linked to the website. There have been instances in which the Chinese government has blocked the access in China to the websites of foreign universities as a result of its concern with regard to the content on such sites, and the same actions could be taken against websites of the online degree programs for which we provide services and derive revenue, as well as our online tutoring program’s website and other websites that form part of our business. In addition, the MII has published regulations that subject website operators to potential liability for content displayed on their websites and the actions of users of their systems, including liability for violations of Chinese laws prohibiting the dissemination of socially destabilizing content. The Ministry of Public Security can order any local Internet service provider to block any Internet website at its sole discretion. From time to time, the Ministry of Public Security has stopped Internet dissemination of information that it believes to be socially destabilizing. The State Secrecy Bureau can also block any website leaking state secrets or failing to meet the relevant regulations relating to the protection of state secrets in the dissemination of online information.

If Chinese regulatory authorities determine that any of our websites or the websites of our university customers providing online degree programs is in violation of law or policy and takes action to close any such website or impose other sanctions, our business, financial condition and results of operations would be materially and adversely affected.

Our insurance coverage may be inadequate to protect us against losses.

The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business insurance products and do not, to our knowledge, offer business liability insurance or coverage for business interruption. As a result, we do not have any business liability, loss of data or business interruption insurance coverage for our operations in China. If any claims for injury are brought against us, or if we experience any business disruption, litigation or natural disaster, we might incur substantial costs and diversion of resources.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China based on United States or other foreign laws against us, our management or the experts named in this prospectus.

We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, the majority of our directors and executive officers and some of the experts named in this prospectus reside within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon us, our directors or executive officers or upon some of the experts named in the prospectus. In addition, you may find it difficult or impossible to bring an original action against us or our directors or executive officers in a Chinese court if you believe your rights have been infringed under the U.S. federal securities law or otherwise. Moreover, our Chinese counsel has advised us that China does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgment of courts.

Governmental restrictions of currency conversion may limit our ability to receive and use our revenue or financing effectively.

The Chinese government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Substantially all of our revenue and expenses are denominated in Renminbi, which is currently not freely convertible to the extent of capital account items, such as direct equity investments, loans and repatriation of investment. Under our current structure, substantially all of our income will be derived from dividend payments from our Chinese subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our Chinese subsidiaries to remit sufficient foreign currency to pay dividends to us, or otherwise satisfy their foreign currency dominated obligations. Under existing Chinese foreign exchange regulations, payments of current account items, including profit distributions and interest payments, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, the Chinese government may in the future restrict access to foreign currencies for current account transactions. If we are unable to obtain sufficient foreign currency under the Chinese foreign exchange control system to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Foreign exchange transactions by our subsidiaries in China under the capital account continue to be subject to significant foreign exchange controls and require the approval of, or registration with, Chinese governmental authorities. In particular, if our subsidiaries in China borrow foreign currency loans from us or other foreign lenders, these loans must be registered with the SAFE, and if we finance them by means of additional capital contributions using, for instance, proceeds from this offering, these capital contributions must be approved or registered by certain government authorities including the appropriate offices of SAFE and the Ministry of Commerce. These limitations could affect the ability of these entities to obtain foreign exchange through debt or equity financing, and could adversely affect our business and financial condition.

The fluctuation of the Renminbi may materially and adversely affect your investment.

Our revenue, earnings and assets are denominated in Renminbi, and the net proceeds from this offering will be denominated in U.S. dollars. Therefore, fluctuations in the value of the Renminbi relative to the U.S. dollar would affect the relative purchasing power of our net proceeds from this offering as well as our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Since July 2005, the Renminbi is no longer pegged solely to the U.S. dollar. Instead, its value is measured against a basket of currencies, determined by the People’s Bank of China, against which it can rise or fall by as much as 0.3% each day. For example, on July 21, 2005 the Renminbi appreciated against the U.S. dollar to approximately RMB8.11 to the U.S. dollar, representing an upward revaluation of 2.1% of the

Renminbi against the U.S. dollar, as compared to the exchange rate on the previous day. The Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the future. As of September 28, 2007, the Renminbi had continued to appreciate, reaching RMB7.49 to the U.S. dollar. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue after this offering, which will be exchanged into U.S. dollars, and earnings from and the value of any U.S. dollar-denominated investments we make in the future.

Limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by Chinese exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

We face risks related to health epidemics and other outbreaks and we are vulnerable to terrorist attacks, natural disasters and other calamities.

Our business could be adversely affected by the effects of Severe Acute Respiratory Syndrome, or SARS, or an outbreak of a similarly contagious disease, such as the H5N1 strain of avian flu. During the spring of 2003, China experienced outbreaks of SARS that resulted in the closure of schools, Internet cafes, and many office buildings and caused a general slowdown of business activity and the economy. China also reported a number of cases of SARS in April 2004. In addition, there have been recently reported deaths in China from avian flu. There are continued concerns that a pandemic could develop rapidly if the avian flu spreads broadly within humans. A reoccurrence of SARS or another epidemic or outbreak could adversely affect the demand for our products and services or our ability to market and service our customers and could require the closure of our private primary and secondary schools. Our business operations could be disrupted if any of our employees is suspected of having SARS, the avian flu or other contagious diseases, which would require that a certain number of our employees be quarantined and/or our offices be disinfected. In addition, our results of operations could be adversely affected to the extent that an outbreak of SARS, the avian flu or other contagious diseases harms the Chinese economy in general.

All of the servers used to support our business operations are currently hosted in the same location in Beijing. We do not have a backup location, so we cannot assure you that we will be able to operate if our server location suffers from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, terrorist acts or similar events. Any of these events could give rise to server interruptions, breakdowns, system failures, technology platform failures and Internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware. These types of events could adversely affect our ability to provide our services to online degree programs and our online tutoring program and adversely affect our operations. See “Business—Technology.”

Our failure to obtain the prior approval of the China Securities Regulation Commission, or CSRC, for the listing and trading of our ADSs on Nasdaq could significantly delay this offering or adversely affect our business and reputation and the trading price of our ADSs, and may also create uncertainties for this offering.

On August 8, 2006, six Chinese regulatory agencies, including the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC, and the SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, which became effective on September 8, 2006. This regulation, among other things, includes provisions that require that an offshore special purpose vehicle formed for purposes of overseas listing of equity interests in Chinese companies and controlled directly or indirectly by Chinese companies or individuals obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

On September 21, 2006, the CSRC published on its website procedures regarding its approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of a number of documents with the CSRC and it would take several months to complete the approval process.

The application of this new regulation remains unclear with no consensus currently existing among leading Chinese law firms regarding the scope or the applicability of the CSRC approval requirement.

Our Chinese counsel, Jun He Law Offices, has advised us that, based on the their understanding of current Chinese laws, regulations and rules, including the new M&A rule and the CSRC procedures announced on September 21, 2006:

•	The CSRC currently has not issued any definitive rule or interpretation requiring offerings like ours pursuant to this prospectus to be subject to this new procedure;

•

Considering that we completed our restructuring and established an overseas holding structure before September 8, 2006, the effective date of the new M&A rule, and that we have not engaged in any merger or acquisition after the effectiveness of the new M&A rule, this regulation does not require an application to be submitted to the CSRC for its approval of the issuance and sale of the ADSs, or the listing and trading of our ADSs on the Nasdaq Global Market unless we are clearly required to do so by possible later rules of the CSRC; and

•	The issuance and sale of the ADSs and the ordinary shares and the listing and trading of our ADSs on the Nasdaq Global Market do not conflict with or violate this new regulation.

If the CSRC requires that we obtain its approval prior to the completion of this offering, this offering will be delayed until we obtain CSRC approval, which may take several months or may be unattainable. If prior CSRC approval is required but not obtained, we may face regulatory actions or other sanctions from the CSRC or other Chinese regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from this offering into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other Chinese regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur.

Also, if the CSRC subsequently requires that we obtain its approval, we may be unable to obtain a waiver of the CSRC approval requirement, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding this CSRC approval requirement could have a material adverse effect on the trading price of our ADSs.

Recent Chinese regulations relating to the establishment of offshore special purpose companies by Chinese residents may subject our Chinese resident shareholders to personal liability and limit our ability to acquire Chinese companies or inject capital into our Chinese subsidiaries, limit our Chinese subsidiaries’ ability to distribute profits to us, or otherwise materially and adversely affect us.

The SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies in October 2005, which became effective in November 2005, and an implementing rule in May 2007, collectively the SAFE Rules. According to the SAFE Rules, Chinese residents, including both legal persons and natural persons and Chinese citizens and foreign citizens who reside in China, are required to register with the SAFE or its local branch before establishing or controlling any company outside China, referred to in the SAFE rules as an “offshore special purpose company,” for the purpose of financing that offshore company with their ownership interests in the assets of or their interests in any Chinese enterprise. In addition, a Chinese resident that is a shareholder of an offshore special purpose company is required to amend its SAFE registration with the local SAFE branch with respect to that offshore special purpose company in connection with the injection of equity interests or assets of a Chinese enterprise in the offshore company or overseas fund raising by the offshore company, or any other material change in the capital of the offshore company, including any increase or decrease of capital, transfer or swap of share, merger, division, long-term equity or debt investment or creation of any security interest. The SAFE Rules apply retroactively. As a result, Chinese residents who have established or acquired control of offshore companies that have made onshore investments in China in the past were required to complete the relevant registration procedures with the competent local SAFE branch. If any resident of China failed to file its SAFE registration for an existing offshore entity, any dividends remitted by the onshore entity to its overseas parent since April 21, 2005 will be considered to be an evasion of foreign exchange purchase rules, and the payment of the dividend will be illegal. As a result of any illegal action of this type, both the onshore entity and its actual controlling person(s) can be fined. In addition, failure to comply with the registration procedures may result in restrictions on the relevant onshore entity, including prohibitions on the payment of dividends and other distributions to its offshore parent or affiliate and capital inflow from the offshore entity. Chinese resident shareholders of the offshore entity may also be subject to penalties under Chinese foreign exchange administration regulations.

We have asked our shareholders and beneficial owners who are Chinese residents to make the necessary applications and filings as required under Notice 75 and other related rules. However, due to uncertainty concerning the reconciliation of Notice 75 with other approval or registration requirements, it remains unclear how Notice 75, and any future legislation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. We will attempt to comply, and attempt to ensure that our shareholders and beneficial owners who are subject to these rules comply, with the relevant requirements. However, we cannot provide any assurances that all of our shareholders and beneficial owners who are Chinese residents will comply with our request to make or obtain any applicable registrations or comply with other requirements required by Notice 75 or other related rules. In addition, certain of the holders of options to purchase our ordinary shares are Chinese residents. Our Chinese counsel, Jun He Law Offices, has advised us that it is unclear under the SAFE Rules whether these optionholders would be deemed to be beneficial owners of our company for purposes of these rules as a result of holding these options. The failure or inability of our Chinese resident shareholders or beneficial owners to register with the SAFE in a timely manner pursuant to the SAFE Rules, or the failure or inability of any future Chinese resident shareholders or beneficial owners to make any required SAFE registration or comply with other requirements under the SAFE Rules, may subject these shareholders or beneficial owners to fines or other sanctions and may also limit our ability to contribute additional capital into or provide loans to our Chinese subsidiaries (including using the proceeds from this offering for these purposes), limit our Chinese subsidiaries’ ability to pay dividends to us, repay shareholder loans or otherwise distribute profits or proceeds from any reduction in capital, share transfer or liquidation to us, or otherwise adversely affect us.

We may be subject to fines and legal sanctions imposed by SAFE or other Chinese government authorities if we or our Chinese employees fail to comply with recent Chinese regulations relating to employee stock options granted by offshore listed companies to Chinese citizens.

On March 28, 2007, the SAFE issued the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas-Listed Company, or the Stock Option Rule. Under the Stock Option Rule, Chinese citizens who are granted stock options by an offshore listed company are required, through a Chinese agent or Chinese subsidiary of the offshore listed company, to register with the SAFE and complete certain other procedures. We and our Chinese employees who have been granted stock options will be subject to the Stock Option Rule when our company becomes an offshore listed company. If we or our Chinese employees fail to comply with these regulations, we or our Chinese employees may be subject to fines and legal sanctions imposed by the SAFE or other Chinese government authorities. See “Regulation—SAFE regulations on overseas investment of Chinese residents and employee stock options.”

Risks Related to Our ADSs and this Offering

An active trading market for our shares or ADSs may fail to develop or be sustained, which may have a material adverse effect on the market price and liquidity of our shares or ADSs.

Prior to this initial public offering, there has been no public market for our ordinary shares or ADSs. We have applied to list our ADSs on the Nasdaq Global Market. Our ordinary shares will not be listed or quoted for trading on any exchange. The initial public offering price for our ADSs is determined by negotiations between us and the underwriters and may not be indicative of the market price for our ADSs after the initial public offering. We cannot predict the extent to which a trading market for our ADSs or ordinary shares will develop or how liquid that market may become. If an active trading market for our ADSs or ordinary shares does not develop or is not sustained after this offering, the market price and liquidity of our ADSs or ordinary shares may be materially and adversely affected.

The market price for our ADSs may be volatile.

The market prices for our ADSs is likely to be highly volatile and may be subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly operating results;

•	announcements of new services by us or our competitors;

•	changes in financial estimates by securities analysts;

•	changes in the business, regulatory and other conditions in the education services market in China;

•	significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors;

•	additions or departures of key personnel;

•	termination or release of lock-up or other transfer restrictions on our outstanding ADSs or ordinary shares or sales of additional ordinary shares or ADSs;

•	potential litigation or regulatory investigations;

•	general economic or political conditions in China; and

•	price fluctuations of publicly traded securities of other China-based companies engaging in similar businesses.

In addition, a number of Chinese companies and companies with substantial operations in China that offered and sold securities in the United States have recently experienced significant volatility in their share prices after their initial public offerings due to market fluctuations and other issues. Furthermore, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs. We cannot assure you that the market price of our ADSs will not decline below the initial public offering price. As a result, you may not be able to resell your shares above the initial public offering price and you may suffer a loss on your investment.

The future sales, or perceived future sales, by our existing shareholders of a substantial number of our ADSs in the public market could adversely affect the price of our ADSs.

If our shareholders sell, or are perceived as intending to sell, substantial amounts of our ordinary shares or ADSs, including those issued upon the exercise of outstanding options, following this offering, the market price of our ADSs could fall. Such sales, or perceived potential sales, also might make it more difficult for us to sell equity or equity related securities in the future at a time and price that we deem appropriate. The 20,460,000 ordinary shares represented by 6,820,000 ADSs offered in this offering (other than those held by our affiliates) will be eligible for immediate resale in the public market without restrictions. Ordinary shares held by our existing shareholders and any ADSs held by our affiliates may also be sold in the public market in the future under, and subject to the restrictions contained in, Rule 144 and Rule 701 under the U.S. Securities Act of 1933, as amended, or the Securities Act, and applicable lock-up agreements. Any or all of these shares may be released prior to expiration of the lock-up period at the discretion of the lead underwriter for this offering. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our ADSs could decline. See “Shares Eligible for Future Sale” and “Underwriters” for additional information regarding resale restrictions.

In addition, certain holders of our ordinary shares will, after the completion of this offering and upon the expiration of the lock-up period, have the right to cause us to register the sale of those shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of that registration. Sales of additional registered shares in the public market could cause the price of our ADSs to decline. For a description of the registration rights that we have granted, see “Description of Share Capital—Registration Rights.”

Your right to participate in any future rights offerings may be limited, which may cause dilution of your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement, the depositary bank will not offer you those rights unless the distribution to ADS holders of both the rights and any related securities is either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

You will experience immediate and substantial dilution in the net tangible book value of ADSs purchased.

The initial public offering price per ADS will be substantially higher than the net tangible book value per ADS prior to this offering. Therefore, when you purchase ADSs in the offering at an assumed initial public offering price of $11.00, the midpoint of the range shown on the front cover page of this prospectus, you will incur immediate dilution of $7.38 per ADS. See “Dilution.” If we issue additional ADSs, you may experience further dilution. In addition, you may experience further dilution to the extent that ordinary shares are issued upon the exercise of stock options. Substantially all of the ordinary shares issuable upon the exercise of currently outstanding stock options will be issued at a purchase price on a per ADS basis that is less than the initial public offering price per ADS in this offering.

We may need additional capital and may sell additional ADSs or other equity securities or incur indebtedness, which could result in additional dilution to our shareholders or increase our debt service obligations.

We believe that our current cash and cash equivalents, anticipated cash flow from operations and the proceeds from this offering will be sufficient to meet our presently anticipated cash needs through the end of 2008. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

You may not be able to exercise your right to vote.

As a holder of ADSs, you may only exercise voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying ordinary shares in accordance with your instructions. Otherwise, you will not be able to exercise your right to vote unless you withdraw the shares from the depositary. Under our fifth amended and restated memorandum and articles of association, the minimum notice period required for convening general shareholders’ meetings is 10 days. When a general shareholders’ meeting is convened, you may not receive sufficient advance notice to withdraw the shares to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and the shares underlying your ADSs may not be voted as you requested.

You may not receive distributions on ordinary shares or any value for them if it is illegal or impractical to make them available to you.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive any distributions we make on our ordinary shares or any value for them if it is illegal or impractical to make them available to you. These restrictions may have a material adverse effect on the value of your ADSs.

You may be subject to limitations on transfer of your ADSs.

Your ADSs represented by the ADRs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary thinks it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law.

We are a company incorporated under the laws of the Cayman Islands, and our corporate affairs are governed by our memorandum and articles of association, the Cayman Islands Companies Law (2007 Revision) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands, as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under

Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

The Cayman Islands courts are also unlikely:

•	to recognize or enforce against us judgments of courts of the United States based on the civil liability provisions of U.S. securities laws; and

•	to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

As a result of all of the above, holders of our ADSs may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than they would as shareholders of a U.S. company. For a discussion of significant differences between the provisions of the Companies Law of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital—Differences in Corporate Law.”

We will have broad discretion over the use of the proceeds from this offering.

We will have broad discretion to use the net proceeds from this offering. See “Use of Proceeds.” You must rely on the judgment of our board of directors and management regarding the application of these proceeds. The net proceeds may be used for corporate purposes that do not maintain profitability or increase our share price. The net proceeds from this offering may be placed in investments that do not produce income or that lose value.

We will incur increased costs as a result of being a public company.

Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. Moreover, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the U.S. Securities and Exchange Commission and Nasdaq, have imposed additional requirements on corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. For example, as a result of becoming a public company, we will need to add independent directors to our board and adopt policies regarding internal controls and disclosure controls and procedures. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be difficult for us to attract and retain qualified persons to serve on our board of directors due to increased risks of liability to our directors under the new rules and regulations. We are currently evaluating and monitoring developments with respect to these new rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

Although our results of operations, cash flows and financial condition reflected in our consolidated financial statements include all expenses allocable to our business, because of the additional administrative and financial obligations associated with operating as a publicly traded company, they may not be indicative of the results of operations that we would have achieved had we operated as a public entity for all periods presented or of future results that we may achieve as a publicly traded company with our current holding company structure. Such variations may be material to our business.

FORWARD-LOOKING STATEMENTS

This prospectus, including in particular the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements that relate to future events, our future operating results and conditions, financial performance or prospects, and the expected growth of and change in our business and the education sector in China. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include those listed under “Risk Factors” and elsewhere in this prospectus.

In some cases, you can identify these forward-looking statements by words or phrases such as “may,” “will,” “should,” “ought to,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” “future,” “likely” or the negative of these terms or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, without limitation, statements relating to:

•	our goals and strategies;

•	our future business development, results of operations and financial condition;

•	our ability to maintain a strong relationship with any particular partner or customer or to attract new customers;

•	our ability to control our operating costs and expenses;

•	our potential need for additional capital and the availability of such capital;

•	our planned use of proceeds;

•	our ability to identify and consummate future merger or acquisition opportunities;

•	changes in our management team and other key personnel;

•	introduction by our competitors of new or enhanced products or services;

•	the effect of competition on demand for and prices of our services and products;

•	fluctuations in general economic conditions;

•	Chinese government policies relating to the education and telecommunications sectors;

•	Chinese government policies relating to Internet content providers;

•	Chinese tax policies and regulations; and

•	expected growth and change in the education industry in China.

This prospectus also contains data related to the education sector in China and broad macroeconomic factors that we believe drive the growth of our industry. This market data, including data from the World Bank, Global Demographics, ChinaHR.com and Beijing Guochuang Tiancheng Investment Consultants, includes projections that are based on a number of assumptions. The Chinese economy and the education sector in China may not expand at the rates projected by the market data, or at all. The failure of the market to grow at the projected rates may have a material adverse effect on our business and the market price of our ADSs. In addition, the complex and changing nature of the education industry in China and the broad macroeconomic factors discussed in this prospectus subjects any projections or estimates relating to the growth prospects or future conditions of our market to significant uncertainties. If any one or more of the assumptions underlying the market data proves to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements contained in this prospectus speak only as of the date of this prospectus or, if obtained from third-party studies or reports, the date of the corresponding study or report and are expressly qualified in their entirety by the cautionary statements in this prospectus. Since we operate in an emerging and evolving environment and new risk factors emerge from time to time, you should not rely upon forward-looking statements as predictions of future events. Except as otherwise required by the securities laws of the United States, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events. All forward-looking statements contained in this prospectus are qualified by reference to this cautionary statement.

USE OF PROCEEDS

We estimate that we will receive net proceeds from the offering of approximately $52.4 million, or approximately $60.8 million if the underwriters exercise their option to purchase additional ADSs in full, after deducting underwriting discounts and commissions and estimated offering expenses. These estimates are based upon an assumed initial offering price of $11.00, the midpoint of the range shown on the front cover page of this prospectus. We will not receive any of the proceeds from the sale of ADSs by the selling shareholders. A $1.00 increase (decrease) in the assumed initial public offering price of $11.00 per ADS would increase (decrease) our net proceeds from this offering by $5.07 million, after deducting underwriting discounts and commissions and estimated offering expenses and assuming no other change to the number of ADSs offered by us as set forth on the cover page of this prospectus.

The primary purpose of this offering is to create a public market for our ordinary shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives, and obtain additional capital to support our future expansion in existing and new lines of business.

We intend to use the proceeds from this offering for the following purposes:

•

approximately $10 million to expand our existing lines of business, including the funding of potential new collaborative alliances with university partners as those opportunities may arise from time to time;

•	approximately $10 million to develop our own initial network of learning centers;

•	approximately $15 million to complete the construction of the new campuses at our Jingzhou School (Southern Campus) and Anqing School; and

•	the balance for general corporate purposes, which may include:

•

funding potential acquisitions of complementary businesses as such opportunities may arise from time to time, although we do not presently have specific plans and are not currently engaged in any negotiations with respect to any such transactions;

•	expanding our sales efforts;

•	opening new offices; and

•	developing new or enhanced technologies, products and services.

In using the proceeds of this offering, as an offshore holding company, we are permitted under Chinese laws and regulations to provide funding to our Chinese subsidiaries only through loans or capital contributions and to our Chinese affiliated entities only through entrusted loans. Entrusted loans are loan arrangements that we enter into with intermediary banks that provide loans to our Chinese affiliated entities in amounts equal to corresponding deposits that we make with the banks. Subject to satisfaction with applicable government registration and approval requirements, we may extend loans to our Chinese subsidiaries and Chinese affiliated entities or make additional capital contribution to our Chinese subsidiaries to fund their capital expenditures or working capital. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See “Risk Factors—Risks Related to China’s Regulation of the Education and Telecommunication Sectors and Our Corporate Structure—Chinese regulation of loans and direct investment by offshore holding companies to Chinese entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our Chinese subsidiaries and Chinese affiliated entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

The foregoing represents our current intentions to use and allocate the net proceeds of this offering based upon our present plans and business conditions. Depending on future events and other changes in the business climate, we may determine at a later time to use the net proceeds for different purposes. Pending their use, the proceeds from the offering will be invested in short-term investment grade, interest bearing debt instruments or bank deposits.

DIVIDEND POLICY

Since the incorporation of our company in 1999, we have not declared or paid any dividends on our ordinary shares. We have no present plan to declare and pay any dividends on our ordinary shares or ADSs in the near future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely on dividends from our subsidiaries in China. Current Chinese regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our subsidiaries in China are required to set aside a certain amount of their accumulated after-tax profits each year, if any, to fund certain statutory reserves. These reserves may not be distributed as cash dividends. Further, if our subsidiaries in China incur debt on their own behalf, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us.

Our board of directors has complete discretion as to whether to distribute dividends, subject to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, our general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ADSs and ordinary shares, if any, will be paid in U.S. dollars.

EXCHANGE RATE INFORMATION

The following table sets forth the noon buying rates for U.S. dollars in effect in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York, for the periods indicated.

	Renminbi per U.S. Dollar Noon Buying Rate
	Average	High	Low	Period-End
2002	8.2770	8.2765	8.2800	8.2800
2003	8.2772	8.2765	8.2800	8.2767
2004	8.2768	8.2764	8.2774	8.2765
2005	8.1940	8.0702	8.2765	8.0702
2006	7.9723	7.8041	8.0702	7.8041
2007
May	7.6773	7.6463	7.7065	7.6516
June	7.6333	7.6120	7.6680	7.6120
July	7.5757	7.5580	7.6055	7.5720
August	7.5734	7.5420	7.6181	7.5462
September	7.5200	7.4928	7.5540	7.4928
October	7.5015	7.4682	7.5158	7.4682
November (through November 23)	7.4324	7.4079	7.4582	7.4079

Source: Federal Reserve Bank of New York

On November 23, 2007, the noon buying rate was RMB7.4079 to $1.00.

We publish our financial statements in Renminbi. This prospectus contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, as of June 30, 2007, which was RMB7.61 to $1.00. No representation is made that the Renminbi amounts referred to in this prospectus could have been or could be converted into U.S. dollars at any particular rate or at all.

Since July 2005, the Renminbi is no longer pegged solely to the U.S. dollar. Instead, its value is measured against a basket of currencies, determined by the People’s Bank of China, against which it can rise or fall by as much as 0.3% each day. The Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the future. See “Risk Factors—Risks related to the People’s Republic of China—The fluctuation of the Renminbi may materially and adversely affect your investment.”

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2007 presented on:

•	an actual basis;

•

a pro forma basis to give effect to (1) our repurchase of 600,000 ordinary shares and 30,000 Series B preferred shares in July 2007, in each case, at $2.81 per share, (2) the issuance of 300,000 Series A preferred shares in September 2007 at $1.00 per share upon the exercise of a warrant, (3) the issuance of 630,000 Series D preferred shares in July 2007, (4) the conversion of all of our outstanding preferred shares, including the Series A preferred shares issued pursuant to (2) above and the issuance of Series D preferred shares pursuant to (3) above, into an aggregate of 23,537,377 of our ordinary shares, which will occur upon the closing of this offering and (5) the issuance of 121,622 ordinary shares at $1.85 per share upon the exercise of a warrant, which will occur on or prior to the closing of this offering; and

•

a pro forma, as adjusted basis, to give effect to (1) the issuance and sale of 6,820,000 ADSs in this offering at the assumed initial public offering price of $11.00 per ADS, the midpoint of the estimated range of the initial public offering price set forth on the cover of this prospectus, assuming the underwriters do not exercise their over-allotment option, and after deducting underwriting discounts and commissions and estimated offering expenses and (2) the use of our existing cash to repay of RMB12.4 million ($1.6 million) of our convertible notes that by their terms are required to be repaid upon the completion of this offering.

You should read this table together with our consolidated financial statements and related notes included elsewhere in this prospectus and other information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	AS OF JUNE 30, 2007
	ACTUAL		PRO FORMA(1)		PRO FORMA(1) AS ADJUSTED
	RMB	$	RMB	$	RMB	$
	(in thousands)
Short-term borrowings
Convertible notes	—	—	12,356	1,624	12,356	1,624
Long-term borrowings:
Convertible notes	24,712	3,247	12,356	1,623	—	—
Shareholder’s equity:
Series A Preferred Shares (5,450,000 authorized shares, $0.01 par value per share; 5,150,000 issued and outstanding; none issued and outstanding on a pro forma basis and on a pro forma as adjusted basis)	426	56	—	—	—	—
Series B Preferred Shares (13,908,795 authorized shares, $0.01 par value per share; 12,140,495 issued and outstanding; none issued and outstanding on a pro forma basis and on a pro forma as adjusted basis)	1,005	132	—	—	—	—
Series C Preferred Shares (8,614,054 authorized shares, $0.01 par value per share; 3,378,379 issued and outstanding; none issued and outstanding on a pro forma basis and on a pro forma as adjusted basis)	272	36	—	—	—	—
Series D Preferred Shares (1,968,503 authorized shares, $0.01 par value per share; 1,968,503 issued and outstanding; none issued and outstanding on a pro forma basis and on a pro forma as adjusted basis)	152	20	—	—	—	—
Ordinary Shares (61,968,503 authorized shares, $0.01 par value per share; 19,007,408 issued and outstanding, 42,066,407 and 58,434,407 issued and outstanding on a pro forma basis and on a pro forma as adjusted basis, respectively)	1,710	225	3,597	473	4,843	637
Additional paid-in capital	401,059	52,686	411,715	54,074	867,256	106,307
Subscription receivable	(1,600)	(210)	(1,600)	(210)	(1,600)	(210)
Warrants	8,076	1,061	6,370	850	6,370	850
Statutory reserve	4,621	607	4,621	607	4,621	607
Accumulated deficit	(85,727)	(11,262)	(85,727)	(11,262)	(85,727)	(11,262)
Accumulated other comprehensive income	1,058	139	1,058	139	1,058	139

Total shareholders’ equity(2)	331,052	43,490	340,034	44,671	796,821	97,068

Total capitalization(2)	355,764	46,737	364,746	47,918	809,177	98,692

(1)	This pro forma and pro forma as adjusted information is illustrative only. Our additional paid-in capital, total shareholders equity and total capitalization following this offering are subject to adjustment based on the actual public offering price and other terms of this offering determined at pricing.
(2)	Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deduction of underwriting discounts and commissions and the estimated offering expenses payable by us, a $1.00 increase (decrease) in the assumed initial public offering price of $11.00 per ADS would increase (decrease) each of the additional paid-in-capital, total shareholders’ equity and total capitalization by $5.07 million.

As of the date of this prospectus, we had options outstanding to purchase a total of 9,403,800 ordinary shares, at a weighted average exercise price of $1.37 per ordinary share, and warrants outstanding to purchase a total of 2,254,786 ordinary shares, at a weighted average exercise price of $1.56 per ordinary share.

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent there is a difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of June 30, 2007 was approximately $17.3 million, or $0.91 per ordinary share and $2.73 per ADS. Net tangible book value represents the amount of our total consolidated tangible assets minus the amount of our total consolidated liabilities. Without taking into account any other changes in such net tangible book value after June 30, 2007, other than to give effect to (i) the repurchase of 600,000 ordinary shares and 30,000 Series B preferred shares in July 2007, (ii) the issuance of 300,000 Series A preferred shares in September 2007, (iii) the issuance of 630,000 Series D preferred shares in July 2007, (iv) the conversion of all Series A, B, C and D preferred shares and the Series A preferred shares described in (ii) above and the Series D preferred shares described in (iii) above, (v) the issuance of 121,622 ordinary shares upon the exercise of a warrant shortly before the completion of this offering, and (vi) our sale of the ADSs offered in this offering, at the assumed initial public offering price of $11.00 per ADS, the midpoint of the estimated range of the initial public offering price set forth on the cover of this prospectus, and after deduction of underwriting discounts and commissions and estimated offering expenses of this offering payable by us, our adjusted net tangible book value as of June 30, 2007 would have increased to $70.9 million or $1.21 per ordinary share and $3.63 per ADS. This represents an immediate increase in net tangible book value of $0.77 per ordinary share and $2.31 per ADS, to the existing shareholders and an immediate dilution in net tangible book value of $2.46 per ordinary share and $7.38 per ADS, to investors purchasing ADSs in this offering. The following table illustrates such per share dilution:

Assumed initial public offering price per ordinary share	$3.67
Assumed initial public offering price per ADS	$11.00
Net tangible book value per ordinary share as of June 30, 2007	$0.91

Pro forma net tangible book value per ordinary share before this offering as of June 30, 2007 assuming (A) the repurchase of 600,000 ordinary shares and 30,000 Series B preferred shares in July 2007, (B) the issuance of 300,000 Series A preferred shares in September 2007, (C) the issuance of 630,000 Series D preferred shares in July 2007, (D) the conversion of all Series A, B, C and D preferred shares and the Series A preferred shares described in (B) above and the Series D preferred shares described in (C) above, and (E) the issuance of 121,622 ordinary shares upon the exercise of a warrant shortly before the completion of this offering.

$0.44
Increase in net tangible book value per ordinary share attributable to the price paid by you and other new investors in this offering	$0.77
Pro forma as adjusted net tangible book value per ordinary share after giving effect to this offering	$1.21
Amount of dilution in net tangible book value per ordinary share to new investors in this offering	$2.46
Amount of dilution in net tangible book value per ADS to new investors in this offering	$7.38

A $1.00 increase (decrease) in the assumed initial public offering price of $11.00 per ADS would increase (decrease) our pro forma as adjusted net tangible book value after giving effect to the offering by $5.07 million, or by $0.09 per ordinary share and by $0.27 per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and other expenses of the offering. Both the pro forma information and the pro forma as adjusted information discussed above are illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

The following table summarizes, on a pro forma basis as of June 30, 2007, the differences between existing shareholders and the new investors with respect to the number of ordinary shares purchased from us, the total consideration paid and the average price per ordinary share paid before deducting estimated underwriting discounts and commissions and estimated offering expenses, assuming an initial public offering price of $11.00 per ADS, the midpoint of the estimated range of the initial public offering price set forth on the cover of this prospectus. The total number of ordinary shares does not include ADSs issuable upon the exercise of the over-allotment option granted to the underwriter.

	Ordinary Shares Purchased			Total Consideration		Average Price Per Ordinary Share	Average Price Per ADS
	Number		Percent	Amount	Percent

Existing shareholders	42,066,407	(1)	72%	$60,360,350	50%	$1.43	$4.29
New investors	16,368,000		28%	$60,016,000	50%	$3.67	$11.00

Total	58,434,407		100%	$120,376,350	100%

(1)	Reflects the following transactions after June 30, 2007: (A) the repurchase of 600,000 ordinary shares and 30,000 Series B preferred shares in July 2007, (B) the issuance of 300,000 Series A preferred shares in September 2007, (C) the issuance of 630,000 Series D preferred shares in July 2007, (D) the conversion of all Series A, B, C and D preferred shares and the Series A preferred shares described in (B) above and the Series D preferred shares described in (C) above, and (E) the issuance of 121,622 ordinary shares upon the exercise of a warrant shortly before the completion of this offering.

The discussion and tables above assume no exercise of any outstanding share options or warrants other than the pro forma adjustments described in footnote (1) to the table above. As of the date of this prospectus, there were 9,403,800 ordinary shares issuable upon exercise of outstanding share options and there were 186,122 ordinary shares available for future issuance upon the exercise of future grants under our equity incentive plan. In addition, as of June 30, 2007, after reflecting the transactions described in footnote (1) to the table above, there were outstanding warrants to purchase an aggregate of 2,254,786 ordinary shares. If all of these outstanding options and warrants had been exercised on June 30, 2007, after giving effect to this offering, our net tangible book value would have been approximately $87.29 million, or $1.25 per ordinary share and $3.75 per ADS, and the dilution in net tangible book value to new investors would have been $2.42 per ordinary share and $7.26 per ADS. In addition, the dilution would be $2.35 per ordinary share and $7.05 per ADS, if the underwriters exercise their over-allotment option to purchase additional ADSs in full.

A $1.00 increase (decrease) in the assumed initial public offering price of $11.00 per ADS would increase (decrease) total consideration paid by new investors, total consideration paid by all shareholders, the average price per ordinary share paid by all shareholders and the average price per ADS paid by all shareholders by $5.5 million, $5.5 million, $2.15 and $6.45, respectively, before deducting the underwriting discounts and commissions and estimated aggregate offering expenses payable by us, and in each case assuming no exercise by the underwriters of their over-allotment option and no other change to the number of ADSs sold by us as set forth on the cover page of this prospectus.

CORPORATE STRUCTURE

Overview

We began our online degree program services business in 1999 with Renmin University of China, our first university partner. Since our inception, we have rapidly grown our online degree program services business. In addition, we added three new lines of business, online tutoring, private primary and secondary schools and international curriculum services, through acquisitions in 2005 and 2006.

We were incorporated as an exempted company in the Cayman Islands with limited liability in 1999. Our corporate structure is designed to comply with current Chinese limitations on foreign ownership of, and participation in, companies operating in the education and telecommunication sectors in China. For a discussion of these restrictions see “Regulation—Limitations on Foreign Ownership of Our Businesses” and “Risk Factors—Risks related to Our Corporate Structure.”

Our Corporate Structure and Contractual Arrangements

Our primary business is to provide comprehensive services to the online degree programs of leading Chinese universities. We conduct this business and our international curriculum program business through our three Chinese subsidiaries, except for two online degree programs that are serviced through one of our Chinese affiliated entities. Due to restrictions on the foreign ownership and operation of our online tutoring business and our private primary and secondary school business, we conduct these businesses through arrangements with our Chinese affiliated entities. We do not have a direct ownership interest in, and are not obligated to absorb the losses of, our Chinese affiliated entities, but we direct these companies’ business affairs and receive substantially all of the economic benefits of their businesses through our contractual arrangements. In 2006 and the six months ended June 30, 2007, 89.7% and 86.8%, respectively, of our net revenue was derived from businesses conducted by our three principal Chinese subsidiaries.

Our principal subsidiaries in China are:

•

Beijing Hongcheng Liye Technology Co., Ltd, or Hongcheng Liye, our wholly owned subsidiary, which has established collaborative alliances with four Chinese universities to provide services to the universities for the establishment, operation, and expansion of their online degree programs. These collaborative alliances are majority owned subsidiaries of Hongcheng Liye. Hongcheng Liye’s collaborative alliance partners for online degree programs are Beijing Language and Culture University, China Agricultural University, Dongbei University of Finance and Economics and Central University of Finance and Economics. Our service revenue from these four universities in aggregate accounted for 35.2% and 31.9% of our net revenue in 2006 and the six months ended June 30, 2007, respectively. Hongcheng Liye also provides our learning-based products and services, which include our English language training, online tutoring programs and post-secondary vocational educational programs;

•

Hongcheng Technology Development Co., Ltd., or Hongcheng Technology, our wholly owned subsidiary, which has established a collaborative alliance with Chongqing University to provide services to that university for the establishment, operation, and expansion of its online degree program. Hongcheng Technology also provides services to two other universities, Jiangnan University and Nanjing University, for their online degree programs. Our service revenue from these three universities in aggregate accounted for 9.7% and 10.1% of our net revenue in 2006 and the six months ended June 30, 2007, respectively. Hongcheng Technology also operates our learning center in Beijing, which was established in August 2007. Under the provisional approval granted to Hongcheng Technology by the MOE to operate learning centers, Hongcheng Technology may establish and operate nine other learning centers in Beijing, Shanghai, Jiangsu and Zhejiang for a trial period of up to 18-months; and

•

CMR Web Learning Co., Ltd., or CMR Web, our 70 percent-owned subsidiary, which has established a collaborative alliance with Renmin University of China to provide services to Renmin University of China for the establishment, operation, and expansion of its online degree program. The remaining 30% of CMR Web is owned by Rendashiji Technology Development Co., Ltd., a wholly owned subsidiary of Renmin University of China. Our service revenue from Renmin University of China accounted for 17.8% and 21.6% of our net revenue in 2006 and the six months ended June 30, 2007, respectively.

Our Chinese affiliated entities are:

•

Beijing Hongcheng Education Technology Co., Ltd., or Hongcheng Education, through which we own and operate three private primary and secondary schools and provide services to Lanzhou University and East China University of Science and Technology for their online degree programs. Our service revenue from these online degree programs in aggregate accounted for 9.2% and 8.6% of our net revenue in 2006 and the six months ended June 30, 2007, respectively; and

•

Xiandai Xingye Network Technology Co., Ltd., or Xiandai Technology, and its subsidiary, Gotop Electronic, which hold the ICP licenses for the operation of our websites, www.chinaedu.net and www.prcedu.com, and www.chinaedu.com, respectively.

The following diagram illustrates our corporate structure as of June 30, 2007.

The Chinese government regulates foreign ownership or participation in entities engaging in most aspects of the education system as well as those providing Internet content. For some of these activities, such as the delivery of online university degree programs, the Chinese university that is licensed to provide an online degree program must be responsible for the operations, curriculum and management of the program. In addition, foreign-owned enterprises that are not educational institutions, such as our company, are precluded from operating schools in China. Similarly, foreign-owned enterprises are limited in their ability to own ICP licenses and provide online tutoring. For a discussion of the limitations on foreign ownership that affect our businesses, see “Regulation— Limitations on Foreign Ownership of Our Businesses” and “Risk Factors—Risks related to Our Corporate Structure.” As a result of the regulatory restrictions on foreign-owned enterprises in which many of our businesses are conducted, we have developed the corporate structure depicted above, in which we do not have an ownership interest in the entities involved in activities in which foreign entities’ and foreign-owned enterprises’ participation is restricted, and we function as a service provider to Chinese universities with respect to their online degree programs.

We have been, and expect to continue to be, dependent on our Chinese subsidiaries and Chinese affiliated entities to conduct our core businesses in China. Through one of our subsidiaries, we have entered into a series of contractual arrangements with our Chinese affiliated entities and their shareholders that are intended to provide us with the control over, and the economic benefits enjoyed by, these Chinese affiliated entities. Pursuant to the terms of these contractual arrangements:

•	we effectively control our Chinese affiliated entities and their respective subsidiaries;

•	substantially all of the economic benefits of our Chinese affiliated entities are transferred to us; and

•

our Chinese subsidiaries or their respective designees have an exclusive option to purchase all or substantially all of the equity interests in our Chinese affiliated entities, to the extent permitted by Chinese law.

Agreements that Transfer the Economic Benefits of our Chinese Affiliated Entities to Us

Technical Consulting and Services Agreements.    Through our wholly-owned subsidiary Hongcheng Technology, we have entered into exclusive technical consulting and service agreements with each of Hongcheng Education and Xiandai Technology. Each of these consulting and service agreements has an initial term of ten years and will be automatically renewed for successive periods of ten years thereafter, unless Hongcheng Technology provides written notice to the other party prior to the expiration of the then current term of its election not to renew the agreement. Under the agreement with Hongcheng Education, Hongcheng Technology provides courseware and product development services, website design services, maintenance and security services, employee training services and any other services that may be agreed upon by the parties. Under the agreement with Xiandai Technology, Hongcheng Technology provides network technology development services, website design services, maintenance and security services and employee training services, as well as any other services that may be agreed upon by the parties. Under each of these agreements the fees payable to Hongcheng Technology are based on the gross revenue of the service recipient and are paid once annually within 30 days of the year-end.

We operate three private primary and secondary schools through Hongcheng Education, and have entered into a series of agreements with the shareholders of Hongcheng Education, Mr. Changqing Xie, one of our officers, and Mr. Xueshan Yang, one of our former directors, to maintain effective control over Hongcheng Education. Currently, Mr. Xie and Mr. Yang hold 72% and 28%, respectively, of the equity interest in Hongcheng Education.

We have also entered into a series of agreements with the shareholders of Xiandai Technology, our former directors Mr. Gongquan Wang and Mr. Xueshan Yang, to maintain effective control over Xiandai Technology. Currently, Mr. Wang and Mr. Yang each hold 50% of the equity interest of Xiandai Technology.

Loan Agreements.    In 2005, we loaned approximately $4.8 million to Mr. Xie and approximately $1.8 million to Mr. Yang to fund the registered capital requirements of Hongcheng Education. The terms of these loans are 20 years and may be extended with the consent of the parties. To the extent permitted by Chinese law, each loan may be repaid only by the transfer by Mr. Xie or Mr. Yang of his equity interests in Hongcheng Education to us or our designee. Mr. Xie and Mr. Yang each have granted us the right to appoint all directors to the board of Hongcheng Education, a right that they otherwise would be entitled to as shareholders.

Similarly, Hongcheng Technology entered into loan agreements with Mr. Wang and Mr. Yang under which Hongcheng Technology loaned them each RMB0.3 million to fund the registered capital requirements of Xiandai Technology. The terms of the loans are 20 years and may be extended with the consent of the parties. To the extent permitted by Chinese law, each loan may be repaid only by the transfer by Mr. Wang or Mr. Yang of his equity interests in Xiandai Technology to Hongcheng Technology or its designee. Mr. Wang and Mr. Yang each have granted Hongcheng Technology the right to appoint all directors to the board of Xiandai Technology, a right that they otherwise would be entitled to as shareholders.

Shareholder Voting Rights Entrustment Agreements.    In connection with the Hongcheng Education loan agreements described above, in 2005, Mr. Xie and Mr. Yang entered into shareholder voting rights entrustment agreements with Hongcheng Technology. Pursuant to these agreements, Mr. Xie and Mr. Yang each irrevocably entrusted Hongcheng Technology with the right to act as their proxy and vote all of their shares in Hongcheng Education. Each of these agreements will remain effective as long as Mr. Xie or Mr. Yang remains a shareholder in Hongcheng Education.

Similarly, in connection with the Xiandai Technology loans described above, in 2005, Mr. Wang and Mr. Yang entered into shareholder voting rights entrustment agreements with Hongcheng Technology. Pursuant to these agreements, Mr. Wang and Mr. Yang irrevocably entrusted Hongcheng Technology with the right to act as their proxy and vote all of their shares in Xiandai Technology. Each of these agreements will remain effective as long as Mr. Wang or Mr. Yang remains a shareholder in Xiandai Technology.

Call Option Agreements.    Mr. Xie and Mr. Yang each entered into call option agreements with Hongcheng Technology in 2005. Pursuant to these agreements, Mr. Xie and Mr. Yang each granted irrevocable options to purchase all of their respective equity interests in Hongcheng Education to Hongcheng Technology at the lowest price permitted under applicable Chinese laws.

Similarly, Mr. Wang and Mr. Yang each entered into call option agreements with Hongcheng Technology under which Mr. Wang and Mr. Yang each granted to Hongcheng Technology or its designee irrevocable options to purchase all of their respective equity interests in Xiandai Technology at the lowest price permitted under applicable Chinese laws.

Equity Pledge Agreements and Powers of Attorney.    As security for their obligations under their call option agreements and shareholder voting rights entrustment agreements with Hongcheng Technology and Hongcheng Education’s obligations under the technical consulting and services agreement with Hongcheng Technology, in 2005, Mr. Xie and Mr. Yang entered into equity pledge agreements with Hongcheng Education to pledge all of their equity interests in Hongcheng Education and all distributions arising from those interests to Hongcheng Technology.

Similarly, in 2005, Mr. Wang and Mr. Yang entered into equity pledge agreements with Xiandai Technology to pledge all of their equity interests in Xiandai Technology and all distributions arising from those interests to Hongcheng Technology, as security for their obligations under their call option agreements and shareholder voting rights entrustment agreements with Hongcheng Technology and Xiandai Technology’s obligations under the technical consulting and services agreement with Hongcheng Technology.

In the opinion of Jun He Law Offices, our Chinese legal counsel:

•

the ownership structure of our Chinese subsidiaries and Chinese affiliated entities, both currently and after giving effect to this offering, are in compliance with existing published Chinese laws and regulations currently in effect;

•

the contractual arrangements that are governed by Chinese law among our Chinese subsidiaries, our Chinese affiliated entities and their respective shareholders are valid, binding and enforceable under, and will not result in any violation of, published Chinese laws or regulations currently in effect, except in the case of the Equity Pledge Agreements which may not be enforceable until they are registered with the relevant administration for industry and commerce; and

•

The current business operations of our Chinese subsidiaries and Chinese affiliated entities, as described in this prospectus, are in compliance with existing published Chinese laws and regulations currently in effect in all material respects.

We have been advised by Jun He Law Offices, our Chinese legal counsel, however, that there are considerable uncertainties regarding the interpretation and application of Chinese laws and regulations, including those governing our businesses, and the enforcement and performance of our contractual arrangements. Accordingly, we cannot guarantee that the Chinese regulatory authorities will not take a view contrary to that of our Chinese legal counsel. See “Risk Factors—Risks related to China’s Regulation of the Education and Telecommunication Sectors and Our Corporate Structure.” If the Chinese authorities determine that our ownership structure or the agreements that govern the operation of our businesses in China do not comply with applicable Chinese laws and regulations, we could be subject to sanctions.

SELECTED CONDENSED CONSOLIDATED FINANCIAL DATA

The following selected condensed consolidated statement of operations data for the three years ended December 31, 2004, 2005 and 2006 and selected condensed consolidated balance sheet data as of December 31, 2005 and 2006 have been derived from our audited consolidated financial statements included in this prospectus. These consolidated financial statements have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm. The report of Deloitte Touche Tohmatsu CPA Ltd. on our audited consolidated financial statements for the three years ended December 31, 2004, 2005 and 2006 and as of December 31, 2005 and 2006 is included in this prospectus. The selected consolidated balance sheet data as of December 31, 2004 have been derived from our audited consolidated financial statements, which are not included in this prospectus. The selected consolidated statement of operations data for the six months ended June 30, 2006 and 2007 and the selected consolidated balance sheet data as of June 30, 2007 have been derived from our unaudited condensed consolidated financial information included in this prospectus. Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP. We have prepared the unaudited condensed consolidated financial information on the same basis as our audited consolidated financial statements. The unaudited financial information includes adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented. The historical results are not necessarily indicative of results to be expected in any future period. In addition, our unaudited results for the six months ended June 30, 2007 may not be indicative of our results for the full year ending December 31, 2007. The selected condensed consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Selected condensed consolidated financial data as of December 31, 2002 and 2003 and for the years ended December 31, 2002 and 2003 have been omitted because this information could not be provided without unreasonable effort or expense.

	Years ended December 31,				Six months ended June 30, 2007
	2004	2005	2006	2006	2006	2007	2007
	RMB	RMB	RMB	$	RMB	RMB	$
	(in thousands except share, per share and per ADS data)
Condensed Consolidated Statement of Operations Data:
Net revenue
Online degree programs	100,896	98,527	156,845	20,604	73,833	88,725	11,656
International curriculum programs	—	4,854	28,428	3,735	12,519	15,837	2,081
Online tutoring programs	—	14,390	17,384	2,285	7,674	9,174	1,205
Private primary and secondary schools	—	8,591	10,874	1,428	4,872	6,227	818

Net revenue	100,896	126,362	213,531	28,052	98,898	119,963	15,760

Cost of revenue	(38,014)	(53,138)	(80,308)	(10,550)	(36,533)	(42,058)	(5,525)

Gross profit	62,882	73,224	133,223	17,502	62,365	77,905	10,235

Operating expenses
General and administrative	(26,924)	(44,089)	(48,846)	(6,417)	(23,087)	(29,963)	(3,936)
Selling and marketing	(751)	(6,116)	(12,893)	(1,694)	(5,177)	(6,064)	(797)
Research and development	(12,905)	(11,842)	(14,263)	(1,874)	(6,324)	(8,598)	(1,130)

Total operating expenses	(40,580)	(62,047)	(76,002)	(9,985)	(34,588)	(44,625)	(5,863)

Income from operations	22,302	11,177	57,221	7,517	27,777	33,280	4,372

Other income	—	—	—	—	—	394	52
Interest income	266	1,078	1,172	154	551	1,204	158
Interest expense	—	(1,242)	(2,279)	(299)	(1,074)	(981)	(129)

	Years ended December 31,				Six months ended June 30, 2007
	2004	2005	2006	2006	2006	2007	2007
	RMB	RMB	RMB	$	RMB	RMB	$
	(in thousands except share, per share and per ADS data)
Income before income tax (benefits) provisions and minority interest	22,568	11,013	56,114	7,372	27,254	33,897	4,453

Income tax (benefits) provisions
Current	1,248	4,849	9,475	1,245	2,389	5,270	692
Deferred	(2,094)	(855)	(2,481)	(326)	1,007	4,709	619

Total income tax (benefits) provisions	(846)	3,994	6,994	919	3,396	9,979	1,311

Income before minority interest	23,414	7,019	49,120	6,453	23,858	23,918	3,142
Minority interest, net of taxes	(11,465)	(9,869)	(23,581)	(3,098)	(6,758)	(11,444)	(1,503)

Net income (loss)	11,949	(2,850)	25,539	3,355	17,100	12,474	1,639
Deemed dividends on preferred share	(15,959)	—	—	—	—	—	—

Net (loss) income attributable to ordinary shareholders	(4,010)	(2,850)	25,539	3,355	17,100	12,474	1,639

EBITDA(1)	26,962	19,588	74,190	9,748	36,016	42,147	5,537

Net (loss) income per ordinary share—basic	(0.34)	(0.18)	0.65	0.09	0.44	0.31	0.04
Net income per preferred A share—basic	—	—	0.65	0.09	0.44	0.31	0.04
Net income per preferred B share—basic	—	—	0.65	0.09	0.44	0.31	0.04
Net income per preferred C share—basic	—	—	0.65	0.09	0.44	0.31	0.04
Net income per preferred D share—basic	—	—	—	—	—	0.31	0.04

Net (loss) income per ordinary share—diluted	(0.34)	(0.18)	0.60	0.08	0.40	0.27	0.03

Net (loss) income per ADS
Basic—ordinary	(1.02)	(0.54)	1.95	0.27	1.32	0.93	0.12
Diluted—ordinary	(1.02)	(0.54)	1.80	0.24	1.20	0.81	0.09
Weighted average shares used in calculating basic net (loss) income per ordinary share	11,673,946	16,243,736	39,209,606	39,209,606	38,694,181	40,415,717	40,415,717
Weighted average shares used in calculating diluted net (loss) income per ordinary share	11,673,946	16,243,736	42,708,213	42,708,213	42,285,798	46,209,662	46,209,662

Pro forma net income per ordinary share on an as converted basis, basic	N/A	N/A	0.65	0.09	—	0.31	0.04
Pro forma net income per ordinary share on an as converted basis, diluted	N/A	N/A	0.60	0.08	—	0.27	0.03
Weighted average shares used in calculating pro forma per share amounts on an as converted basis, basic	N/A	N/A	39,509,606	39,509,606	—	40,715,717	40,715,717
Weighted average shares used in calculating pro forma per share amounts on an as converted basis, diluted	N/A	N/A	42,843,378	42,843,378	—	46,314,558	46,314,558

	Years ended December 31,				Six months ended June 30, 2007
	2004	2005	2006	2006	2006	2007	2007
	RMB	RMB	RMB	$	RMB	RMB	$
	(in thousands except share, per share and per ADS data)

Share-based compensation expense included in:
Cost of revenue	369	369	468	61	269	144	19
General and administrative	2,719	1,965	1,942	255	1,017	1,023	134
Selling and marketing	—	—	205	27	68	103	14
Research and development	44	44	96	13	45	45	6

Total	3,132	2,378	2,711	356	1,399	1,315	173

Amortization of intangible assets acquired through business combination included in:
Cost of revenue	—	2,097	4,182	549	2,029	1,917	252
Selling and marketing	—	1,125	3,279	431	2,108	2,296	301

Total	—	3,222	7,461	980	4,137	4,213	553

(1)	EBITDA represents net (loss) income attributable to ordinary shareholders before deductions for minority interest, deemed dividend, interest, income taxes, depreciation and amortization. We believe that EBITDA is useful to investors as a measure of comparative operating performance, as it is less susceptible to variances in actual performance resulting from depreciation, amortization and other non-cash charges and more reflective of changes in pricing decisions, cost controls and other factors that affect operating performance. We also present EBITDA because we believe it is useful to investors as a way to evaluate our ability to incur and service debt, make capital expenditures and meet working capital requirements. EBITDA is not intended as a measure of our operating performance, as an alternative to net income or as an alternative to any other performance measure in conformity with U.S. GAAP or as an alternative to cash flow provided by operating activities as a measure of liquidity. The following is a reconciliation of net (loss) income attributable to ordinary shareholders to EBITDA:

	Years Ended December 31,				Six month ended June 30,
	2004	2005	2006	2006	2006	2007	2007
	RMB	RMB	RMB	$	RMB	RMB	$
Net (loss) income attributable to ordinary shareholders	(4,010)	(2,850)	25,539	3,355	17,100	12,474	1,639
Deemed dividends on preferred shares	15,959	—	—	—	—	—	—
Minority interest, net of taxes	11,465	9,869	23,581	3,098	6,758	11,444	1,503
Income tax (benefits) provision	(846)	3,994	6,994	919	3,396	9,979	1,311
Interest expense	—	1,242	2,279	299	1,074	981	129
Interest income	(266)	(1,078)	(1,172)	(154)	(551)	(1,204)	(158)
Depreciation	4,297	5,023	8,157	1,073	3,843	4,001	526
Amortization	363	3,388	8,812	1,158	4,396	4,472	587

EBITDA	26,962	19,588	74,190	9,748	36,016	42,147	5,537

	December 31,				June 30,
	2004	2005	2006	2006	2007	2007
	RMB	RMB	RMB	$	RMB	$
	(in thousands)
Condensed Consolidated Balance Sheet Data:

Cash and cash equivalents	106,936	155,912	148,315	19,484	108,813	14,295
Total assets	199,182	428,408	497,210	65,318	571,717	75,106
Total current liabilities	41,051	141,706	132,746	17,440	131,452	17,268
Total liabilities	43,881	188,036	183,568	24,117	184,040	24,177
Convertible notes	—	29,324	30,654	4,027	24,712	3,247
Total shareholders’ equity	145,698	204,235	264,319	34,723	331,052	43,490

RECENT DEVELOPMENTS

Financial results for the three months ended September 30, 2007

The following is a preliminary estimate of our selected unaudited consolidated income statement data for the three months ended September 30, 2007. We have not yet prepared complete financial statements for this period, and, therefore, our estimated, unaudited consolidated income statement data for the three months ended September 30, 2007 set forth below are subject to change. Our income statement data for the three months ended September 30, 2007 have not been audited or reviewed by our independent registered public accounting firm.

We estimate that our net revenue for the three months ended September 30, 2007 was not less than RMB65 million, compared to net revenue of RMB63.7 million for the three months ended June 30, 2007 and RMB56.8 million for the three months ended September 30, 2006. Given our current business mix, our net revenue for the second and third quarters typically shows little change from period to period because most of our revenue is from our online degree programs, which is recognized over a six-month period that covers both quarters.

We estimate that our gross profit for the three months ended September 30, 2007 was not less than RMB36 million, compared to gross profit of RMB43.9 million for the three months ended June 30, 2007 and RMB34.8 million for the three months ended September 30, 2006. We estimate that our gross profit from online degree programs for the three months ended September 30, 2007 was not less than RMB30 million, compared to gross profit of RMB36.8 million for the three months ended June 30, 2007 and RMB27.3 million for the three months ended September 30, 2006. Our gross profit for the three months ended September 30, 2007 was adversely affected by the following factors:

•

a substantial increase in cost of revenues during the quarter, which was primarily attributable to performance-based compensation paid by one of our online degree program collaborative alliances to its management and other employees;

•	higher expenses for student travel programs in our FEC program; and

•	higher levels of expenses for course work development and academic support in our online degree programs.

We expect to experience similar or higher costs of revenues for the three months ending December 31, 2007. As a result of the foregoing, we estimate that our gross profit margin for the three months ended September 30, 2007 was not less than 57%, compared to our gross profit margin of 68.9% for the three months ended June 30, 2007 and 61.3% for the three months ended September 30, 2006, and that our gross profit margin from online degree programs for the three months ended September 30, 2007 was not less than 63%, compared to 75.6% for the three months ended June 30, 2007 and 66.4% for the three months ended September 30, 2006.

We estimate that our income from operations for the three months ended September 30, 2007 declined to a loss from operations of not more than RMB15 million, compared to income from operations of RMB21.6 million for the three months ended June 30, 2007 and RMB15.4 million for the three months ended September 30, 2006. In addition to the decline in gross profit described above, our loss from operations for the three months ended September 30, 2007 was primarily attributable to the following factors:

•

We are currently assessing goodwill and other intangible asset impairment charges of up to RMB20 million. These impairment charges relate to our FEC program, as our management has significantly adjusted downward our profitability forecast for this portion of our business. We now expect net revenue from our FEC program to be lower than we had previously forecast because of lower student numbers and lower per student amounts payable to us under our contractual arrangements with participating schools. These developments are the result of increased competition, increased bargaining power of the schools participating in the program and our expansion of the program into less affluent areas of China, where tuition fees tend to be lower. The final amounts of these estimated goodwill impairment charges are subject to, among other things, the completion of certain appraisals to be conducted by American Appraisals China Limited. In addition to these charges, we expect that these developments will adversely affect the future financial results for our FEC program.

•

We wrote off delinquent accounts receivable of approximately RMB4 million. These write-offs include a receivable of approximately RMB2.6 million payable to our subsidiary that operates our FEC program by Beijing National Education Investment Limited, the entity from which we acquired the FEC program. This amount was related to tuition payments made by FEC program participants prior to our acquisition of the program. We also wrote off a receivable of approximately RMB1 million due from Beijing National Education Investment Limited to our subsidiary that operates our BCIT program. This amount relates to loans by this entity to Beijing National Education Investment Limited made prior to our acquisition of it. The accounts receivable that we wrote off also include RMB0.4 million related to the overpayment of a dividend by our subsidiary that operates our FEC program to Beijing National Education Investment Limited. This dividend overpayment was made in 2006, when Beijing National Education Investment Limited was a minority shareholder of that entity; we have subsequently acquired all of the equity interest in that entity. We have written these amounts off as our management now believes that they are unlikely to be collectable.

•

We incurred a write-down of fixed assets attributable to our online tutoring business of approximately RMB1 million. This write-down was made in connection with our planned acquisition of the minority shareholder’s interest in this business described below in “—Other Matters.”

•

We incurred higher levels of operating expenses, including higher general and administrative expenses due to higher expenses for professional services, consisting primarily of expenses for certain accounting services that we outsourced to a third party and for service fees related to our adoption of a new accounting standard, and higher selling and marketing expenses for our online tutoring business.

As a result of the above factors, we estimate that our net income for the three months ended September 30, 2007 declined to a net loss of not more than RMB23 million, compared to net income of RMB12.4 million for the three months ended June 30, 2007 and RMB5.5 million for the three months ended September 30, 2006.

Other Matters

We are currently in discussions with the minority shareholder holding approximately 20% of the shares of the entity operating our online tutoring business that we do not currently own to acquire all of those shares. We have not yet entered into a binding agreement to complete this transaction or agreed on the acquisition price, so we cannot assure you when or if this transaction will be completed.

On November 22, 2007, we entered into an agreement with Shanghai University of Finance & Economics, or Shanghai Finance, to establish a collaborative alliance with that university to provide services to it for the establishment and operation of its online degree program. Shanghai Finance is one of the universities included in the Chinese government’s 211 Program, which is a program to promote and develop the leading 100 Chinese universities into world-class institutions. This collaborative alliance is expected to have a term of 20 years and is expected to be established in the first quarter of 2008. We will have a 51% interest in the collaborative alliance and will be responsible for contributing the initial capital of RMB5.0 million for the establishment and startup of the collaborative alliance. We will contribute one-half of the initial capital at the time of the establishment of the collaborative alliance and the other half when the university receives the relevant approvals to operate its online degree program. Shanghai Finance is not in the MOE’s pilot program for online education and is currently applying for MOE approval to offer online degree programs; we cannot assure you when or if Shanghai Finance will obtain this approval.

For additional information regarding the various risks and uncertainties inherent in estimates of the type described above, see “Risk Factors” and “Forward-Looking Statements.” In addition, we cannot assure you that our results for the three months ended September 30, 2007 will be indicative of our financial results for the full year ending December 31, 2007 or for future quarterly periods. Please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus for additional information regarding trends and other factors that may influence our results of operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a leading educational service provider in China. Our primary business is to provide comprehensive services to the online degree programs of leading Chinese universities. Our services for online degree programs include academic program development, technology services, enrollment marketing, student support services and finance operations. We also operate private primary and secondary schools, market and support international post-secondary and English language curriculum programs to established learning institutions, and offer online interactive tutoring services to primary and secondary school students. We believe we are the largest service provider to online degree programs in China in terms of the number of higher education institutions that we serve and the number of student enrollments that we support. In 2007, the largest online degree program that we service, Renmin University of China, was named the largest online degree program in China in terms of student enrollment numbers by Xuexigang.com and Chinaonlineedu.com, two online education and distance learning websites. In addition, in 2006, we were ranked among the top ten education brands in China by the Sina.com Survey, based on online voting and evaluations by industry experts and media professionals. This survey also ranked the online degree programs of three of our university partners among the top ten online degree programs in China, based on online voting and evaluations by industry experts and media professionals.

We currently have strategic relationships with eleven universities, nine of which are under long-term, exclusive contracts that vary from 15 to 50 years in length. Nine of these universities currently operate online degree programs and the tenth and eleventh are awaiting regulatory approval to start their programs. As of June 30, 2007, approximately 165,000 students were registered in the online degree programs that we service through these relationships. These online degree programs are marketed under the brand names of leading universities in China, which allows us to benefit from the significant brand equity that these higher education institutions have established. Nine of our university partners have been included in the Chinese government’s 211 Program, which is a program to promote and develop the leading 100 Chinese universities into world-class institutions.

Our business has experienced significant growth since its inception in 1999. This growth has been driven by the increased number of universities we serve, the increased enrollment of the online degree programs of our university partners, and our expansion into other education-related lines of business. We generate our revenue from service fees and tuition payments derived from students who are enrolled in, or served by, our businesses. As of June 30, 2007, we were providing services to online degree programs that in the aggregate had approximately 100,000 revenue students and we were serving approximately 42,000 students in our other businesses. Our net revenue increased from RMB100.9 million in 2004 to RMB126.4 million in 2005 and RMB213.5 million ($28.1 million) in 2006, representing a CAGR of 45.2%. Our net revenue increased from RMB98.9 million in the six months ended June 30, 2006 to RMB120.0 million ($15.8 million) for the same period in 2007, representing an increase of 21.3%. Our income from operations declined from RMB22.3 million in 2004 to RMB11.2 million in 2005, but increased to RMB57.2 million ($7.5 million) in 2006. Our income from operations increased from RMB27.8 million for the six months ended June 30, 2006 to RMB33.3 million ($4.4 million) for the same period in 2007. Our net income attributable to ordinary shareholders improved from a net loss of of RMB4.0 million in 2004 and a net loss of RMB2.9 million in 2005 to a net income of RMB25.5 million ($3.4 million) in 2006. Our net income attributable to ordinary shareholders declined from a RMB17.1 million for the six months ended June 30, 2006 to RMB12.5 million ($1.6 million) for the same period in 2007.

This decline was primarily due to the increase in, our income tax provision for the six months ended June 30, 2007 as compared with the same period in 2006 as a result of uncertainties regarding the future status of our Chinese subsidiaries and Chinese affiliated entities under the new tax law, which will become effective on January 1, 2008. See “—Taxation.” Net revenue from our online degree programs contributed 100.0%, 78.0%, 73.5% and 74.0%, respectively, of our net revenue in 2004, 2005, 2006 and the six months ended June 30, 2007.

General Factors Affecting Our Results of Operations

We have benefited greatly from the rapid growth of the Chinese education market. This growth has been driven by several factors, including favorable demographic trends, overall economic growth and the increase in per capita income, the imbalance between supply and demand for traditional post-secondary education, the emphasis that Chinese culture places on higher education and the growing number of Internet users, especially those with broadband access. China’s accelerating integration into the global economy is providing increasing career opportunities for those with post-secondary qualifications, particularly those with English proficiency. These factors have led to significant increases in education spending in China and in the number of people interested in obtaining post-secondary education, including through online degree programs and other forms of private education services. We anticipate that the Chinese education market will continue to grow, including the demand for post-secondary degree programs that can be delivered online. However, any adverse changes in the economic conditions in China may adversely affect the demand for post-secondary degree programs, and regulatory changes could adversely affect the ability of companies such as ours to service this market.

Specific Factors Affecting Our Results of Operations

While the general factors affecting the Chinese education market influence us, we believe that company specific and regulatory factors more directly affect our business. Company specific factors include the number of online degree programs we service, the number of registered students and the number of revenue students in the programs that we service, the amount of tuition fees these programs can charge, the amount of fees that we can derive from tuition fees collected by these programs, the amount of expenses paid by our university partners for their online degree programs, particularly fees they pay to learning centers, and our cost of revenue and operating expenses. Because the online degree programs that we service, which constitute our largest business segment, are operated by our university partners to whom we provide services, the number of student enrollments, the number of revenue students and tuition fees, are largely driven by the demand for the course offerings and recruitment efforts of our partners. We do, however, provide a technology and service platform that helps drive enrollment through the quality of the course offerings and we assist in enrollment marketing for the university programs.

Regulatory factors include the number of additional universities that may be authorized by the MOE to offer online degree programs, the timing of any such approvals by the MOE, regulations related to student recruiting activities, whether our establishment of particular learning centers, which have been approved by the MOE, may be delayed or restricted by local authorities, and whether the MOE will approve and facilitate future cooperative arrangements between Chinese and foreign educational institutions. In addition, the tuition fees for all the programs we provide services to, as well as the tuition fees for our private schools, are subject to direct regulation by China’s price control authorities. Furthermore, any increase in the tax rates applicable to, or the loss of preferential tax treatments enjoyed by, our Chinese subsidiaries and Chinese affiliated entities as a result of changes in Chinese tax laws will adversely affect our results of operations. See “—Taxation.”

We expect to expand the penetration of our online degree program services by increasing the number of universities that use our online degree program services. We believe that our ability to attract additional partners will be driven principally by the continued strengthening of our brand name and reputation and our development of new services. We are actively targeting other universities to become our partners for their online education programs. The targeted universities include both those already offering online degree programs and those planning to offer online degree programs.

We also plan to increase total student enrollment and revenue student numbers in the online degree programs we service by assisting our partners in recruiting more students and expanding their course offerings.

A significant factor affecting the results of our online degree program segment is the fees that our university partners are required to pay to independent learning centers. The learning centers play an important role in the recruitment of students and provide other student guidance and testing services for online degree programs. The share of tuition revenue that we receive, through the collaborative alliances with our university partners, is after the payment of fees to learning center. As a result, an increase in the portion of tuition fees paid to the learning centers will result in a decrease in the portion of tuition fees that we receive as revenue. The portion of tuition fees payable to learning centers has been increasing. In 2006, our university partners paid fees to independent learning centers in amounts ranging from 30% to 60% of the gross tuition revenues received by their online degree programs. In 2004, 2005 and 2006, the portion of gross tuition fees that our university partners in aggregate paid to independent learning centers was approximately 30%, 39% and 39%, respectively, and was approximately 41% for the six months ended June 30, 2007. This increase was attributable mainly to increases in demand by universities for services provided by a limited number of learning centers. We believe, however, that the competitive pressure for universities to secure the services of learning centers may be relieved somewhat by the recent approvals by the MOE to permit three new operators, including us, to establish national networks of learning centers. There can be no assurance, however, that the amounts payable to independent learning centers, as a portion of gross tuition fees, will not continue to increase.

To strengthen our ability to assist our university partners to recruit students and improve student service quality, we are building a network of learning centers, initially in key cities and, if regulatory approval is obtained, across China. We anticipate that if we are successful in building a national network of learning centers, we will be able to significantly enhance our brand recognition and increase access to potential students for online degree programs. In February 2007, we received provisional approval from the MOE to operate 10 learning centers in selected cities and provinces in China for a trial period of up to 18-months. According to Distance Education in China, a magazine under the administration of the MOE, in May 2007, we were one of only three entities that have been given this approval by the MOE to operate learning centers in multiple provinces in China. In August 2007, we opened one learning center in Beijing and entered into agreements with three universities to provide recruiting services for their online degree programs for the 2007-2008 academic year. We plan to continue to enter into similar agreements with other universities. In addition, we expect to establish our other nine learning centers by the end of 2007.

The results of operations of our international curriculum programs will depend significantly on the number of schools and students enrolled in these programs and the amount per student that we receive. Due to recent developments, we expect the future results for our international curriculum programs to be adversely affected. Our net revenue from our FEC program has been below our previous expectations as a result of lower student numbers and lower per student amounts payable to us under our contractual arrangements with participating schools. These developments are the result of increased competition, increased bargaining power of the schools participating in the program and our expansion of the program into less affluent areas of China, where tuition fees tend to be lower. In addition to these developments, in April 2007, the MOE issued a circular directing provincial governments generally to suspend the approval of any new Chinese-foreign cooperative polytechnic educational programs until the end of 2008. As a result, our BCIT program has not been able to contract new schools for the program and we do not expect it to until at least 2009. Because of these factors, we expect the future financial results for our international curriculum programs to be adversely affected.

The results of operations of our private primary and secondary schools will depend significantly upon our ability to timely complete the construction of our Anqing School and Jingzhou School (Southern Campus). We plan to complete the construction of the new campus of Anqing School in 2008 and of Jingzhou School (Southern Campus) in 2009, respectively, with student recruitment commencing prior to completion of construction. We have experienced delays in completing the construction of the Anqing School, which will adversely affect our results of operations in 2008. In addition our results of operations in 2009 may be adversely affected if we are delayed in completing construction of the Jingzhou School (Southern Campus). To ensure long term success of our three private primary and secondary schools, we must recruit and retain high quality teachers and school management personnel, and we must be able to successfully recruit students who are able to afford the relatively higher tuition fees charged by our schools.

The future results of operations of our online tutoring services will depend significantly upon our ability to increase awareness of our online tutoring program, to improve effectiveness and efficiency of our sales channel and to develop new products and services to further enhance the learning experience of existing students and attract new students.

Our cost of revenue and operating costs principally consist of the salaries, academic program development costs, rent, marketing expenses, administrative costs and, to a lesser extent, depreciation and amortization costs relating to our growing business. If we are successful in building a national network of learning centers, we expect that our salaries, rent, advertising and marketing costs will increase.

We have formed collaborative alliances with six of our university online degree partners to establish long-term relationships with these universities and to create economic incentives for our university partners. Under these arrangements, we receive a share of the tuition fees collected by our online degree program partners in the form of service fees derived from servicing these online degree programs. We believe that, in comparison with our partner relationships structured as contractual arrangements, our collaborative alliance structures can increase our profitability from these programs if they grow and perform well, although they also can cause us to be less profitable if the operating results of these programs decline.

Revenue

In the fiscal years ended December 31, 2004, 2005 and 2006, we generated net revenue of RMB100.9 million, RMB126.4 million and RMB213.5 million ($28.1 million), respectively, representing a CAGR of 45.2%. In the six months ended June 30, 2006 and 2007, we generated net revenue of RMB98.9 million and RMB120.0 million ($15.8 million), respectively, representing an increase of 21.3%. Our revenue is net of Chinese business taxes and related surcharges. Our net revenue from servicing the online degree programs is net of certain expenses paid by our university partners relating to their online degree programs, including fees they pay to learning centers, and any tuition refunds paid by our university partners to students. In 2005, 2006 and the six months ended June 30, 2007, the percentage of gross tuition fees paid by our university partners to learning centers was 39%, 39% and 41% respectively.

Until 2005, we derived all of our revenue from the provision of services to online degree programs of universities in China. In 2005, we added three new lines of business (online tutoring, private primary and secondary schools and our FEC program), and in 2006 we added our BCIT program. The revenue from these programs is driven by the number of participating universities or schools, the number of revenue students and the fees charged for each student.

A significant portion of our revenue is derived from a small number of our customers. In 2004, 2005, 2006 and the six months ended June 30, 2007, 87.7%, 71.4%, 67.3% and 60%, respectively, of our net revenue was derived from services to our five largest customers. Our three largest customers, Renmin University of China, China Agricultural University and Dongbei University of Finance and Economics, accounted for 17.8%, 18.6% and 15.2%, respectively, of our net revenue in 2006 and 21.6%, 15.0% and 14.1%, respectively, of our net revenue in the six months ended June 30, 2007.

Segment information

We operate through four reporting segments that offer distinct educational services: online degree programs, international curriculum programs, online tutoring and private primary and secondary schools. The international curriculum program segment includes both English language programs and international polytechnic curriculum programs.

The following table sets forth the net revenue for each segment and as a percentage of net revenue for the periods indicated.

	Years Ended December 31,							Six months ended June 30,
	2004		2005		2006			2006		2007
	RMB	% of net revenue	RMB	% of net revenue	RMB	$	% of net revenue	RMB	% of net revenue	RMB	$	% of net revenue
	(in thousands, except percentages)
Net revenue:
Online degree programs	100,896	100.0%	98,527	78.0%	156,845	20,604	73.5%	73,833	74.6%	88,725	11,656	74.0%
International curriculum programs	—	—	4,854	3.8%	28,428	3,735	13.3%	12,519	12.7%	15,837	2,081	13.2%
Online tutoring programs	—	—	14,390	11.4%	17,384	2,285	8.1%	7,674	7.8%	9,174	1,205	7.6%
Private primary and secondary schools	—	—	8,591	6.8%	10,874	1,428	5.1%	4,872	4.9%	6,227	818	5.2%

Total	100,896	100.0%	126,362	100.0%	213,531	28,052	100.0%	98,898	100.0%	119,963	15,760	100.0%

Online degree program revenue.    We generate our online degree program revenue through various collaborative alliances and contractual arrangements with universities in China. We expect that we will continue to earn the substantial majority of our revenue and profits from this segment. Through collaborative alliances and other revenue-sharing arrangements, we provide a comprehensive service platform to our university customers, including academic program development, technology services, enrollment marketing, student support services and finance operations. We first launched our services to the Renmin University of China online degree program with 400 students registered in 1999. We currently provide services to nine universities (with two additional universities awaiting regulatory approval), six of which are structured as collaborative alliances and three of which are structured as contractual service arrangements. Our collaborative alliances and service arrangements are based on long-term contracts that vary from eight years to 50 years.

As of June 30, 2007, our university partners had, in the aggregate, approximately 100,000 revenue students. Our service fees are determined by the agreements we have with each university, as well as the terms of the agreements that each university negotiates annually with the learning centers that provide certain essential services to students for their online degree programs. University online degree programs generally require students to prepay tuition fees for a set number of courses at the outset of their enrollment. The prepaid tuition fees may cover courses to be taken by the students beyond the particular six-month semester in which the fees are paid and may cover courses to be taken over a period of one year or longer. Under our service contracts with the universities, our service fees for each semester are calculated based upon on a share of actual cash tuition received by the university for such semester, including tuition pre-payments for courses to be taken in the future, after deducting certain expenses of the university for such semester, which consist of service fees paid to learning centers as well as any tuition refunds due to students and administrative expenses. We provide technology and support services to our university partners’ online degree programs rather than directly to students. We are not responsible for academic instructional support and its associated costs. As a result, we recognize these service fees as revenue over the course of the relevant six-month academic semester for which we provide services to our university customers rather than over the period the universities provide services and support to their students.

In addition to our exclusive service arrangements with these universities, prior to 2005, we provided technical services to other universities with respect to the design and installation of network platforms and courseware for their online degree programs.

International curriculum program revenue.    We combine our English language, or FEC, and international polytechnic education, or BCIT, business lines into our international curriculum segment. We generate our revenue in this segment through contractual arrangements with Western Institute of Technology at Taranaki, New Zealand, or WITT, which provides the FEC program that we offer to secondary schools in China, and with the British Columbia Institute of Technology, or BCIT, which provides the post secondary education programs that we offer to polytechnic colleges in China. We acquired our interest in the FEC program in September 2005 and our interest in the BCIT program in February 2006. We are the exclusive supplier to all of WITT’s FEC programs within China until September 2020 and the exclusive supplier to BCIT for the BCIT programs of selected polytechnic colleges in China approved by BCIT from time to time until January 2020. Our revenue in this segment depends upon the number of schools participating in the programs, the fees charged for the programs and the number of students enrolled in the programs. During the 2006-2007 academic year, approximately 4,700 students were enrolled in the international curriculum programs. Our service fees from the FEC and BCIT programs are received from schools in the Fall of each year on the basis of the number of students enrolled in the program at each school for the upcoming academic year and are recognized ratably over the twelve-month period as our services are delivered.

The results of operations of our international curriculum programs will depend significantly on the number of schools and students enrolled in these programs and the amount per student that we receive. Due to recent developments, we expect our future results for our international curriculum programs to be adversely affected. Our net revenue from our FEC program has been below our previous expectations as a result of lower student numbers and lower per student amounts payable to us under our contractual arrangements with participating schools. These developments are the result of increased competition, increased bargaining power of the schools participating in the program and our expansion of the program into less affluent areas of China, where tuition fees tend to be lower. In addition to these developments, in April 2007, the MOE issued a circular directing provincial governments generally to suspend the approval of any new Chinese-foreign cooperative polytechnic educational programs until the end of 2008. As a result, our BCIT program has not been able to contract new schools for the program and we do not expect it to until at least 2009. Because of these factors, we expect the future financial results for our international curriculum programs to be adversely affected.

Online tutoring revenue.    We generate our online tutoring and test preparation services revenue from the sale to students and their parents, most of which are made through distributors, of a tutoring and test preparation program known as the 101 Online School. After paying a subscription fee based on the desired use period, a student has direct access to online tutoring materials. Our service fees from this business line depend upon the number of students enrolled in the online tutoring and test preparation programs and the level of fees charged. Our service fees from the online tutoring and test preparation programs are collected in advance of the student receiving services and are typically paid for a minimum initial period of three months. We recognize this revenue ratably over the applicable period that we provide services.

Private primary and secondary schools revenue.    In 2005, we acquired three private primary and secondary schools in medium-sized cities in China: the Anqing Foreign Language School in Anqing, Anhui province, or Anqing School, the Jingzhou School (Southern Campus) in Jingzhou, Hubei province and the Pingdingshan Bilingual School in Pingdingshan, Henan province, or Pingdingshan School. Two of our schools, Anqing School and Pingdingshan School, are operational. Our operation of the Jingzhou School (Southern Campus) will begin only after we complete the building of a new Southern campus (we do not own or operate the Northern campus), construction of which we expect to be completed in 2009. Our revenue from these schools is based on the number of students enrolled and tuition fees charged. The Anqing School had approximately 1,400 students enrolled in the 2006-2007 academic year and the Pingdingshan School had an enrollment of approximately 1,250 students in the 2006-2007 academic year. Jingzhou School (Southern Campus) will have capacity to serve approximately 6,000 students when it becomes operational. The tuition payments of each private primary and secondary school are received in advance on a semester basis, and revenue is recognized ratably over the applicable period as the education services are delivered. As is the case with most private schools in China, our tuition rates are subject to review and approval by the pricing authority and education authority and is set for a particular entering class of students and remain the same through completion of the students’ studies.

Net revenue

Our revenue is reported net of business taxes and related surcharges that are levied on our total revenue. Most of our revenue, except those from primary and secondary schools, is subject to Chinese business tax at rates of up to 5.5%. Our primary and secondary schools are exempted from business tax. A small percentage of revenue from our online degree program services is subject to VAT, but we are eligible to receive rebates for a portion of the VAT we pay pursuant to applicable PRC tax regulations. All rebates received or receivable by us and not subject to future return or reimbursement are included in our net revenue. We incurred business taxes of RMB2.3 million in 2004, RMB4.4 million in 2005, RMB6.2 million ($0.8 million) in 2006 and RMB4.0 million ($0.5 million) in the six months ended June 30, 2007.

Cost of Revenue

We record cost of revenue separately for each of our reportable segments. The following table sets forth our cost of revenue for each segment and as a percentage of our net revenue for the periods indicated.

	Years Ended December 31,							Six months ended June 30,
	2004		2005		2006			2006		2007
	RMB	% of net revenue	RMB	% of net revenue	RMB	$	% of net revenue	RMB	% of net revenue	RMB	$	% of net revenue
	(in thousands, except percentages)
Cost of revenue:
Online degree programs	38,014	37.7%	38,748	30.7%	51,215	6,729	24.0%	23,638	23.9%	23,741	3,119	19.8%
International curriculum programs	—	—	3,627	2.9%	17,212	2,261	8.1%	7,128	7.2%	11,313	1,486	9.4%
Online tutoring programs	—	—	2,902	2.3%	3,452	453	1.6%	1,733	1.7%	2,123	279	1.8%
Private primary and secondary schools	—	—	7,861	6.2%	8,429	1,107	3.9%	4,034	4.1%	4,881	641	4.1%

Total	38,014	37.7%	53,138	42.1%	80,308	10,550	37.6%	36,533	36.9%	42,058	5,525	35.1%

The share-based compensation cost for employees directly engaged in revenue generation is included in our cost of revenue. Those costs were RMB0.4 million in 2004, RMB0.4 million in 2005, RMB0.5 million ($65,686) in 2006, and RMB0.1 million ($19,000) in the six months ended June 30, 2007, representing 1.0%, 0.7%, 0.6%, and 0.3% of our total cost of revenue in each of these periods, respectively.

The amortization of intangible assets acquired through business combination directly used in revenue generation is included in our cost of revenue. Those costs were RMB2.1 million in 2005, RMB4.2 million ($0.6 million) in 2006 and RMB1.9 million ($0.3 million) in the six months ended June 30, 2007, representing 3.9%, 5.2% and 4.6% of our total cost of revenue in each of these periods, respectively. There were no intangible assets acquired through business combination during 2004.

Online degree programs.    Cost of revenue for our online degree services consists primarily of employee compensation and benefits, including performance-based compensation, for our project management teams and technical personnel that directly support our university partners’ programs. The performance-based compensation is payable by the collaborative alliance to its management annually if certain annual performance targets set by the board of the collaborative alliance are met. Our cost of revenue also includes rent, academic program development and other direct costs associated with maintaining our service offerings. Depreciation of facilities and equipment and amortization of intangible assets acquired through business combination are also included in cost of revenue for this segment.

International curriculum programs.    Cost of revenue for international curriculum program services consists primarily of compensation and benefits for the native English-speaking teachers contracted for the program and licensing and registration fees payable to WITT and BCIT. The licensing fees payable to WITT are generally determined on the basis of a fixed fee for each participating student. The registration fees that we pay to BCIT are determined on the basis of the number of students enrolled in the program, and the licensing fees we pay to BCIT are based on the number and selection of subjects provided to the polytechnic schools. We also incur travel and lodging costs of students participating in the summer and winter programs abroad and travel and lodging related to training for senior employees in our BCIT program and our FEC program, as well as costs associated with the amortization of intangible assets acquired through business combination.

Online tutoring.    Cost of revenue for our online tutoring and test preparation services consists primarily of employee compensation and benefits for our employees working in this line of business (including these involved in courseware development and maintenance) and outsourcing fees we pay to non-employee contract teachers developing courseware and related materials, as well as costs associated with the amortization of intangible assets acquired through business combination.

Private primary and secondary schools.    Cost of revenue for our private primary and secondary schools consists primarily of employee compensation and benefits for the teachers and administrative staff employed at the schools, depreciation for the facilities and equipment and lease payments for premises and payments of user fees for the use by our Anqing School of certain facilities of the Fourth Middle School of Anqing.

Operating expenses

Our operating expenses consist of general and administrative expenses, selling and marketing expenses, research and development expenses, and share-based compensation is allocated to each item based on the nature of the service rendered by the employees who received the benefit. The following table sets forth our operating expenses for each item and as a percentage of net revenue for the periods indicated.

	Years Ended December 31,							Six months ended June 30,
	2004		2005		2006			2006		2007
	RMB	% of net revenue	RMB	% of net revenue	RMB	$	% of net revenue	RMB	% of net revenue	RMB	$	% of net revenue
	(in thousands, except percentages)
Operating expenses:
General and administrative	26,924	26.7%	44,089	34.9%	48,846	6,417	22.9%	23,087	23.3%	29,963	3,936	25.0%
Selling and marketing	751	0.7%	6,116	4.8%	12,893	1,694	6.0%	5,177	5.2%	6,064	797	5.1%
Research and development	12,905	12.8%	11,842	9.4%	14,263	1,874	6.7%	6,324	6.4%	8,598	1,130	7.2%

Total	40,580	40.2%	62,047	49.1%	76,002	9,985	35.6%	34,588	34.9%	44,625	5,863	37.3%

General and administrative

Our general and administrative expenses consist primarily of employee compensation and benefits, rent, administrative office expenses and depreciation. Our general and administrative expenses also include the amortized portion of deferred share-based compensation for employees not directly engaged in revenue generation. Our share-based compensation included in general and administrative expenses was RMB2.7 million in 2004, RMB2.0 million in 2005, RMB1.9 million ($0.3 million) in 2006 and RMB1.0 million ($0.1 million) in the six months ended June 30, 2007, representing 10.1%, 4.5%, 4.0% and 3.4% of our total general and administrative expenses in these periods, respectively. We expect that our overall general and administrative expenses will increase after the closing of this offering due to the continued expansion of our business and the various additional legal, accounting and other requirements that will be applicable to us as a public company listed in the United States.

Selling and marketing

Our selling and marketing expenses consist primarily of employee compensation and benefits, advertising, industry conferences and travel. Other significant components include marketing activities and research, consulting fees and costs of maintaining sales and distribution offices.

Our selling and marketing expenses include the share-based compensation for employees working in sales and marketing. Our share-based compensation included in selling and marketing expenses was RMB0.2 million ($26,274) in 2006 and RMB0.1 million ($12,874) in the six months ended June 30, 2007, representing 1.6% and 1.7% of our total selling and marketing expenses in these periods, respectively. We had no share-based compensation applicable to sales and marketing personnel in 2004 or 2005.

Our selling and marketing expenses also include the amortization of intangible assets acquired through business combination which benefited our sales and marketing efforts. Those costs were RMB1.1 million in 2005, RMB3.3 million ($0.4 million) in 2006 and RMB2.3 million ($0.3 million) in the six months ended June 30, 2007, representing 18.4%, 25.4% and 37.9% of our total selling and marketing expenses in each of these periods, respectively.

Research and development

Our research and development expenses consist primarily of employee compensation and benefits and other personnel-related costs associated with development of new or enhanced technologies, products and services. Our research and development expenses also include share-based compensation for employees working in research and development. In 2006 and the six months ended June 30, 2007, our research and development expenses largely have related to our online degree programs. We expense all research and development costs when incurred.

Our share-based compensation expenses included in research and development were RMB44,000 in each of 2004 and 2005, RMB0.1 million ($13,137) in 2006 and RMB45,000 ($6,000) in the six months ended June 30, 2007. These amounts represent less than 2% of our total research and development expenses in each of these periods.

Share-based compensation expenses

We grant share options to our employees and directors. Prior to January 1, 2006, we accounted for employee share-based compensation in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, or APB Opinion 25, and its related interpretations which required us to record a compensation charge for the excess of the fair value for the share at the grant date over the amount an employee must pay to acquire the share. The compensation expense is recognized over the applicable service period, which is usually the vesting period.

In December 2004, the Financial Accounting Standards Board, or FASB, issued Statements of Financial Accounting Standard No. 123R, or SFAS No. 123R, which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25. Effective January 1, 2006, we adopted SFAS No. 123R and recognized compensation cost on a straight-line basis over the requisite service period which is the vesting period. We used the prospective method. Under this method, share-based compensation expense recognized includes: compensation expense for all share-based compensation awards granted prior to, but not yet vested as of January 1, 2006 based on the intrinsic value as of the grant date, and compensation expense for all share-based compensation awards granted on or subsequent to January 1, 2006, based on grant-date fair value.

For share-based compensation awards that were granted prior to January 1, 2006 that are not yet vested and continue to be reported under APB Opinion 25, the following is our pro forma net income that would have been reported if such awards were accounted for under SFAS No. 123(R):

	Years ended December 31,				Six months ended June 30
	2004	2005	2006		2006	2007
	RMB	RMB	RMB	$	RMB	RMB	$
Net income, as reported	(4,010)	(2,850)	25,539	3,355	17,100	12,474	1,639
Add: Share-based compensation as reported	3,132	2,378	2,711	356	1,399	1,315	173
Less: Share-based compensation determined using the fair value method	5,820	7,596	7,355	966	3,754	3,019	397

Pro forma net income (loss) attributable to ordinary shareholders	(6,698)	(8,068)	20,895	2,746	14,745	10,770	1,415

We had share-based compensation expenses of RMB3.1 million, RMB2.4 million and RMB2.7 million ($0.4 million) for the years ended December 31, 2004, 2005 and 2006, respectively, and RMB1.3 million ($0.2 million) for the six months ended June 30, 2007. At June 30, 2007, our unrecognized share-based compensation costs totaled RMB11.6 million ($1.5 million), which is expected to be recognized over a weighted average vesting period of 2.5 years.

Our share-based compensation charges have been allocated to cost of revenue, general and administrative, selling and marketing and research and development expenses in line with the nature of the service rendered by the employee who received the benefit.

The allocation of share-based compensation expenses is listed in the table below:

	Years Ended December 31,							Six months ended June 30,
	2004		2005		2006			2006		2007
	RMB	% of net revenue	RMB	% of net revenue	RMB	$	% of net revenue	RMB	%of net revenue	RMB	$	% of net revenue
	(in thousands, except percentages)
Share-based compensation expenses:
Cost of revenue	369	0.4%	369	0.3%	468	61	0.2%	269	0.3%	144	19	0.1%
General and administrative	2,719	2.7%	1,965	1.6%	1,942	255	0.9%	1,017	1.0%	1,023	134	0.9%
Selling and marketing	—	—	—	—	205	27	0.2%	68	0.1%	103	14	0.1%
Research and development	44	0.0%	44	0.0%	96	13	—	45	0.0%	45	6	0.0%

Total	3,132	3.1%	2,378	1.9%	2,711	356	1.3%	1,399	1.4%	1,315	173	1.1%

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gain. In addition, upon payments of dividends by us to our shareholders, no Cayman Islands withholding tax will be imposed.

PRC

Generally, Chinese domestic enterprises are subject to enterprise income tax at the rate of 33%, and foreign-invested enterprises, or FIEs, that are incorporated in China are subject to enterprise income tax at the rate of 30% and a local income tax at the rate of 3%. However, Chinese law provides favorable tax treatments to enterprises that satisfy certain conditions. For example, enterprises that qualify as “high or new technology enterprises” and are registered and operate in specified high-tech zones in China are subject to a reduced enterprise income tax rate of 15%. Moreover, some local rules provide further favorable tax treatments to those

“high or new technology enterprises,” including income tax exemptions of 50% or 100%. Eight of our Chinese subsidiaries and one of our Chinese affiliated entities have qualified as “high or new technology enterprises” and as a result have been granted income tax exemptions, or tax holidays, under local rules. As a result, each of these entities is or was entitled to a two- or three-year enterprise income tax exemption from the commencement of its tax holiday and a 7.5% enterprise income tax rate for the subsequent three years. These entities will also be subject to a reduced income tax rate of 15% for so long as they continue to qualify as a “high or new technology enterprise,” and the law authorizing these reduced tax rates remains in effect. Local income taxes (at the rate of 3%) apply only to one of our subsidiaries, Beijing BCIT Science and Education Management Consulting Limited, or BCIT Management. Our other subsidiaries have been exempted from local income taxes. The table below sets forth the national income tax benefits applicable to these entities.

Entity	Applicable Chinese unified income tax rate (%)	Concession from Chinese unified income tax
CMR Web	15	Full exemption for the period from 1999 to 2001 and a 50% reduction for the period from 2002 to 2004

Hongcheng Technology	15	Full exemption for the period from 2001 to 2003 and a 50% reduction for the period from 2004 to 2006

Hongcheng Liye	15	Full exemption for the period from 2003 to 2005 and a 50% reduction for the period from 2006 to 2008

Hongcheng Education	15	Full exemption for the period from 2005 to 2007 and a 50% reduction for the period from 2008 to 2010
Dalian Dongcai Technology Co., Ltd.	15	Full exemption for the period from 2003 to 2004 and a 50% reduction for the period from 2005 to 2007

Chongqing Chongda Yuanxing Technology Co., Ltd.	15	Full exemption for the period from 2004 to 2005 and a 50% reduction for the period from 2006 to 2008

Beijing Xuezhi Times Education Science Co., Ltd.	15	Full exemption for the period from 2002 to 2004 and a 50% reduction for the period from 2005 to 2007

Beijing WITT Education Consultant Management Co., Ltd.	15	Full exemption for the period from 2003 to 2005 and a 50% reduction for the period from 2006 to 2008

Zhong Nongda Networks Development Co., Ltd.	15	Full exemption for the period from 2002 to 2004 and a 50% reduction for the period from 2005 to 2007

BCIT Management	30	Full exemption for the period from September 3, 2003 to December 31, 2005

Beijing Ming Dao Yuan Technology Co., Ltd.	15	Full exemption for the period from 2007 to 2009 and a 50% reduction for the period from 2010 to 2012

Beijing Beiyu Da Technology Co., Ltd.	15	Full exemption for the period from 2006 to 2008 and a 50% reduction for the period from 2009 to 2011

Preferential tax treatments granted to our Chinese entities by Chinese governmental authorities are subject to review and may be adjusted or revoked at any time. The expiration of our remaining tax exemptions will cause our effective tax rate to increase. In addition, so long as we continue to recognize share-based compensation expense in future periods, our effective tax rate will exceed the statutory tax rate, since share-based compensation is not deductible for Chinese tax purposes.

The amount of income tax payable by our Chinese subsidiaries in the future will depend on various factors, including, among other things, their results of operations and taxable income, and the statutory tax rate. Our effective tax rate depends in part on the extent of each of our subsidiaries’ relative contribution to our consolidated taxable income. As our business expands, we may establish new entities from time to time that, depending on applicable law, may be entitled to certain tax incentives, including reduced tax rates. We intend to continue to explore opportunities to take advantage of available tax incentives. In addition, some of our Chinese subsidiaries and Chinese affiliated entities have accumulated tax loss carryforwards that have not previously been recognized as deferred tax assets because there was significant uncertainty as to whether we would be able to realize the benefit from those tax loss carryforwards. To the extent permitted by Chinese tax rules, we will seek to undertake further reorganizations or transactions among our subsidiaries and Chinese affiliated entities or with third parties to utilize some or all of these tax loss carryforwards before they expire, or qualify for additional tax benefits, but there is no assurance we will be able to do so.

In March 2007, the National People’s Congress of China enacted a new Enterprise Income Tax Law, which will become effective on January 1, 2008. The new tax law will impose a unified income tax rate of 25% on all domestic enterprises and foreign-invested enterprises, unless they qualify for lower rates under certain limited exceptions. The new tax law permits companies to continue to enjoy their existing preferential tax treatment until those treatments expire in accordance with their current terms. Under the new tax law, “high and new technology enterprises” specially supported by the Chinese government will continue to enjoy a reduced national enterprise tax rate of 15%. The new tax law, however, does not specify what is required for a “high and new technology enterprise” to be eligible for the lower tax rate. If our subsidiaries fail to maintain their status as a “high and new technology enterprises” or fail to qualify for special support from the Chinese government, our Chinese subsidiaries will be subject to the 25% unified enterprise income tax rate beginning in 2011 or after their current preferential tax treatments expire, whichever is later.

We expect that our applicable Chinese subsidiaries and Chinese affiliated entities will apply for the “new and high technology enterprises” status once the new implementation rules are issued. But under applicable accounting rules, until these subsidiaries and affiliated entities receive official approval as “high and new technology enterprises strongly encouraged by the State,” they must now use the uniform enterprise income taxed rate of 25% in the calculation of their deferred tax liabilities. This resulted in an increase in our deferred tax expense for the six months ended June 30, 2007 of RMB4.2 million ($0.6 million).

Dividend payments to foreign investors made by FIEs, such as our Chinese subsidiaries, are exempt from PRC withholding tax under current Chinese law. Pursuant to the new tax law, however, dividends payable by an FIE to its foreign investor will be subject to a 20% withholding tax, unless the foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where we are incorporated, does not have a tax treaty with China. Although the new law contemplates the possibility of exemptions from withholding taxes for China-sourced income of FIEs, the Chinese tax authorities have not promulgated any related implementation rules and there is currently no basis for us to obtain exemptions from Chinese withholding taxes. In addition, under the new tax law, enterprises organized under the law of jurisdictions outside China that have their “de facto management bodies” located within China may be considered to be Chinese resident enterprises and therefore subject to Chinese enterprise income tax at the rate of 25% on their worldwide income. The new tax law, however, does not define the term “de facto management bodies.” If a majority of the members of our management team continue to be located in China after the effective date of the new tax law, we may be considered to be a Chinese resident enterprise and therefore subject to Chinese enterprise income tax at the rate of 25% on our worldwide income.

Critical Accounting Policies

We prepare financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements, and the reported amounts of revenue and expenses during the financial reporting period. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Since we generate all of our revenue from customers in China, we do not account for our results of operations on a geographical basis.

Revenue recognition

Our revenue is principally derived from four primary sources: (i) the provision of bundled online education technical and consulting services; (ii) the provision of traditional classroom education services; (iii) the provision of online tutoring services; and (iv) the licensing of online education technology platform and courseware for online education purposes. Revenue is recognized when earned and is reported net of business taxes which totaled RMB2.3 million, RMB4.4 million, RMB6.2 million ($0.8 million) and RMB4.0 million (0.5 million) for the years ended December 31, 2004, 2005, and 2006 and the six months ended June 30, 2007, respectively.

Online education technical and consulting services

Our primary business is to provide online education technical and consulting services to the online degree programs of leading Chinese universities. These services include academic program development, technology services, enrollment marketing, student support services, and finance operations. Since each of the services does not have a stand-alone value to the universities, these services are accounted for as one unit of accounting and the related revenue is recognized ratably over the service period. We primarily hosts the online education technology on our system and provide access to the universities to whom we provide services and their students. Any universities that prefer hosting the online education platform or courseware on their own systems must enter into separate arrangements with us.

We receive service fees from the universities each semester covering services to be provided to the universities during that semester. The amount of service fees to be received by us is derived from tuition fees the universities collect from their students at the beginning of each semester adjusted for the universities’ costs and expenses such as refunds to students, fees to other service providers, and other operating costs and expenses.

Fees received are initially recorded as deferred revenue and are recognized as revenue ratably over the six-month school semester during which we provide the services. The semesters generally begin in April and October of each calendar year. We do not provide services directly to the students and does not have other obligations to the students.

Traditional classroom education services

We operate a number of private primary and secondary schools, market and support international post-secondary and English language curriculum programs to established learning institutions. Fees from private and secondary schools operations are initially recorded as deferred revenue at the time the students register for their classes and we receive payments. Students must register and pay for their classes at the beginning of each semester. Revenue is recognized ratably over the service period, which is six months for each school semester, as the education services are delivered. If a student withdraws from a class, any collected but unearned portion of the fee is recognized at that time unless the student is entitled to a refund under limited circumstances.

For the international post-secondary and English language curriculum programs, students must register and pay for their classes at the beginning of each semester. Fees collected from the provision of teaching and other support services to the learning institutions are recognized when such services are provided, or recognized on a straight-line basis over the service period, which is typically the six-month school semester.

Online tutoring services

We offer online interactive tutoring services to primary and secondary students. These services allow the customers access to the online education services over a fixed period of time, generally ranging from one month to three years, through the use of prepaid cards. The prepaid cards are sold to distributors, from whom we collect payments when the prepaid cards are delivered to the distributors. The distributors then resell the cards to end users. All prepaid fees received from distributors are initially recognized as deferred revenue and revenue is recognized ratably over the applicable period that we provide services.

Licensing of online education technology platform and courseware

We license our online education technology platform and courseware to universities and other education companies and also provides post contract customer support, or PCS, which includes telephone support and unspecified upgrades on a when-and-if available basis. We recognize revenue from licensing of online education technology platform and courseware when persuasive evidence of an agreement exists, delivery of the services has occurred, the fee is fixed or determinable, and collectibility is probable. As we do not have vendor-specific objective evidence to establish the fair values of the undelivered elements, we recognize revenue from the licensing of online education technology platform and courseware over the PCS period, which is typically 12 months.

Revenue from the licensing of online education technology network platform and courseware also include the rebate of value added taxes. The value added taxes rebate program is part of the Chinese government’s strategy to encourage high technology development in China. Because we cannot estimate when or if a rebate will be provided by the Chinese tax authorities, rebates are recorded as a component of revenue when received and are not subject to future return or reimbursement. Rebates received by us during 2004, 2005, 2006 and the six months ended June 30, 2007 were RMB1.0 million, RMB1.1 million, RMB1.7 million ($0.2 million) and RMB0.1 million ($12,874), respectively.

Net revenue from related parties

A majority of our revenue is revenue from related parties. Our revenue from related parties is derived primarily from providing services to the online degree programs of universities in China. We currently have service contracts with four universities whereby we have formed a subsidiary with a minority interest held by the universities, which in turn provides services to the universities’ online degree programs. Because these universities are the minority shareholders of our subsidiaries, these universities are considered related parties to us, and we record the revenue received by the subsidiaries that provide services to such universities’ online degree programs as revenue from related parties.

Net revenue from third parties

Until 2005, our net revenue from third parties consisted of the provision of online education technical and consulting services and the licensing of online education technology platform and courseware. Since 2005, our services to third parties have expanded to include the following components: online interactive tutoring services to primary and secondary students, and operating private primary and secondary schools, marketing and supporting international post-secondary and English language curriculum programs.

Income taxes

We account for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes, with the required disclosures as described in Note 12 to our consolidated financial statements. Accordingly, our deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carryforwards, and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. As of December 31, 2005 and 2006 and June 30, 2007, valuation allowances recognized were RMB0.6 million, RMB0.7 million and RMB0.8 million ($0.1 million), respectively. Valuation allowances were provided for because it was more likely than not that we would not be able to utilize certain tax loss carryforwards generated by our subsidiaries and consolidated variable interest entities before expiration. As of December 31, 2005 and 2006, and June 30, 2007, we have recorded deferred tax assets, net of valuation allowances, of RMB8.0 million, RMB7.4 million and RMB4.7 million, respectively. We do not believe any further valuation allowances to reduce our net deferred tax assets are necessary as we currently anticipate future taxable profits which will allow us to fully utilize our net deferred tax assets in the foreseeable future. If a future event not currently contemplated were to occur and prevent us from realizing all or part of our net deferred tax assets in the future, an adjustment to the valuation allowance will decrease our net income when those events occur.

As a result of the implementation of FIN 48, we recognized an increase in the liability for unrecognized tax benefits of RMB3.7 million ($0.5 million) which was accounted for as a reduction to our January 1, 2007 balance of accumulated deficits.

We have adopted the accounting policy that interest recognized in accordance with paragraph 15 of FIN 48 and penalties recognized in accordance with paragraph 16 of FIN 48 are classified as part of our income taxes. As a result, interest of RMB0.2 million ($26,274) and penalties of RMB0.1 million ($13,137) were recognized in our condensed consolidated financial statements for the six months ended June 30, 2007.

Share-based compensation

Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS No. 123R, using the prospective transition method. Under this method, share-based compensation expense recognized beginning January 1, 2006 includes: compensation expense for all share-based compensation awards granted prior to, but not yet vested as of, January 1, 2006 based on the intrinsic value as of the grant date under APB 25, and compensation expense for all share-based compensation awards granted on or subsequent to January 1, 2006 based on grant-date fair value under SFAS No. 123R. We recognize share-based compensation costs on a straight-line basis over the requisite service period which is generally the vesting period. For share-based compensation awards that were granted before we became a public company and are not yet vested, the fair value is measured using the minimum value method and we continue to report these options under APB 25. We accounted for share options granted and vested prior to January 1, 2006 in accordance with APB 25.

As of June 30, 2007, under our equity incentive plan there were options outstanding for the purchase of 9,410,500 shares, and options for the purchase of 186,122 shares available for future grants. The share-based compensation expenses arising from the granting of the options we have granted is being recognized over the applicable vesting period, which typically is three years.

Our share-based compensation charges have been allocated to cost of revenue, general and administrative, selling and marketing and research and development expenses in line with the nature of the service rendered by the employee who received the benefit.

We have engaged American Appraisal China Limited, or American Appraisal, an independent third party appraiser, to assist in our determination of the fair value of our ordinary shares and our share options as of each relevant grant date.

American Appraisal used a combination of (i) the discounted cash flow, or DCF, method, as the income approach and (ii) the market approach to assess the fair value of ordinary shares underlying the options we granted from 2004 to 2007. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of each grant.

The major assumptions used in calculating the fair value of our ordinary shares include:

•

Weighted average cost of capital, or WACC.    WACCs of between 18% and 26% were used. The WACC used increased from 18% in 2004 to 26% in 2006. This increase was the result of a rapid expansion of our business through acquisitions and collaborative alliances with new university partners.

•

Comparable companies.    In deriving discount rates and market multiples, the following companies in the education industry publicly traded on securities markets in the United States were selected for reference as our guideline companies: Apollo Group, Inc., Career Education Corporation, Corinthian Colleges, Inc., DeVry, Inc., eCollege.com, Laureate Education Inc., Strayer Education, Inc. and ITT Educational Services, Inc.

•

Capital market valuation multiples.    American Appraisal obtained and assessed updated capital market data of the selected comparable companies and used multiples of enterprise value to revenue, or EV/Revenue, enterprise value to EBITDA, or EV/EBITDA, and enterprise value to EBIT, or EV/EBIT, for its valuations.

•

Discount for lack of marketability, or DLOM.    American Appraisal quantified DLOM using the Black-Scholes option-pricing model. This method treats the right to sell a company’s shares freely before a liquidity event as a put option. The further the valuation date is from an expected liquidation event, the higher the put option value and thus the higher the implied DLOM. DLOMs of between 10% and 31% were used in the valuations.

The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. Our revenue and earning growth rates, as well as major milestones that we have achieved, contributed significantly to the increase in the fair value of our ordinary shares. However, these fair values are inherently uncertain and highly subjective. The assumptions used in deriving the fair values are consistent with our business plan. These assumptions include: no material changes in the existing political, legal and economic conditions in China; no major changes in the tax rates applicable to our subsidiaries and affiliated entities in China; our ability to retain competent management, key personnel and staff to support our ongoing operations; and no material deviation in market conditions from economic forecasts. These assumptions are inherently uncertain. The risks associated with achieving our forecasts were assessed in selecting the appropriate discount rates, which ranged from 18% to 26%.

American Appraisal used the option-pricing method to allocate enterprise value to preferred and ordinary shares, taking into account the guidance prescribed by the AICPA Audit and Accounting Practice Aid Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid. This method involves making estimates of the anticipated timing of a potential liquidity event, such as a sale of our company or an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of our board and management. Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares. American Appraisal estimated the volatility of our shares based on historical volatility of comparable companies’ shares. Had we used different estimates of volatility, the allocations between preferred and ordinary shares would have been different.

In assessing the fair value of our ordinary shares, American Appraisal considered the following principal factors:

•	Our financial and operating results;

•	The economic outlook in general and the specific economic and competitive elements affecting our business, industry and market;

•	The nature and prospects of the industry we operate in;

•	The market-derived investment returns of entities engaged in a similar line of business and returns from other similar types of projects;

•	The stage of development of our operation;

•	Our business risks; and

•	The assumptions and basis of the financial projections that we developed.

Because our option plan covers all of our employees, the change in the amount of share-based compensation expenses will primarily affect our reported net income, earnings per share and all line items of our operating costs and expenses, which include cost of revenue, general and administrative expenses, selling and marketing expenses and research and development expenses.

Since January 1, 2004, we have granted options to our employees and directors under our share option plan as set forth in the following table. All of these grants were subject to retrospective valuations made by American Appraisal.

Grant Date	Number of Ordinary Shares Underlying Options Granted	Option Exercise Price	Fair value of Ordinary Shares
April 23, 2007	885,000	$2.86	$2.86
March 14, 2006	1,056,350	$1.85	$1.85
December 31, 2005	1,046,350	$1.58	$1.58
August 31, 2005	610,000	$1.26	$1.26
July 13, 2005	50,000	$1.26	$1.26
April 30, 2005	350,000	$1.26	$1.26
April 12, 2005	1,792,700	$1.26	$1.26
December 10, 2004	660,000	$1.48	$0.86
December 10, 2004	510,400	$0.86	$0.86
December 10, 2004	294,000	$0.86	$0.86
May 20, 2004	5,000	$1.09	$1.09
March 14, 2004	1,536,600	$1.09	$1.09

Since January 1, 2006, we have accounted for share-based compensation in accordance with SFAS No. 123R. Under the fair value recognition provision of SFAS 123R, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense on a straight-line basis, net of estimated forfeitures, over the requisite service period, which is generally the vesting period.

American Appraisal used the Black-Scholes option pricing model to determine the fair value of the employee share options at each option grant date since 2004 under assumptions outlined in the following table:

	Options Granted 2004	Options Granted 2005	Options Granted 2006	Options Granted 2007
Risk-free interest rate range	3.1% - 4.0%	4.0% - 4.4%	4.7%	4.5%
Expected life range (number of years)(1)	5.5 - 6.5	6.5	4.8	5.0
Expected dividends	0%	0%	0%	0%
Expected Volatility(2)	0%	0%	47.6%	44.1%

(1)	Many of our options are granted at-the-money, with an averaged vesting term of two years and a contractual term of 10 years. Based on this and the “simple” method (i.e. expected term = (vesting term + original contractual term) / 2)) as set out in the Staff Accounting Bulletin No. 107, Valuation of Share-Based Payment Arrangements for Public Companies, issued by the SEC, the expected term of our options would be around six years. Since our initial public offering is pending, we believe our employees would most likely exercise their outstanding options well before the expiry of the contractual term. Therefore, our estimate for the average expected term is shorter than six years.
(2)	According to paragraph A22 of SFAS No. 123(R), a nonpublic entity will need to exercise judgment in selecting a method to estimate expected volatility and might do so by basing its expected volatility on the average volatilities of otherwise similar public entities. In determining our expected share price volatility, American Appraisal considered the averaged share price volatility of public companies engaged in the educational business in the United States that are similar to our business.

The determination of the fair value of share-based compensation awards as of the date of the grant using an option-pricing model is affected by our share price as well as assumptions regarding a number of complex and subjective variables, including our expected share price volatility over the term of the awards, actual and projected employee share option exercise behavior, risk-free interest rates and expected dividends. When estimating the fair value of our ordinary shares, both internal and external sources of information are reviewed. As we have historically been a private company, the sources utilized to determine the fair value of the underlying shares at the date of measurement are subjective in nature. Furthermore, we are required to estimate forfeitures at the time of grant and record share-based compensation expenses only for those awards that are expected to vest. If actual forfeitures differ from these estimates, we may need to revise those estimates used in subsequent periods.

American Appraisal appraised the value of our ordinary shares in respect of the following dates: March 14, 2004, December 10, 2004, July 14, 2005, November 18, 2005, March 14, 2006 and April 23, 2007.

The decrease in the fair value of our ordinary shares from $1.09 to $0.86 per share during the period of March 2004 to December 2004 is a combined result of increased equity value and dilutive effect of issuance of new preferred shares and ordinary shares. During the period the equity value (fair value of equity as a whole) of the Company increased from $21 million to $36 million due to the following factors:

•

In December 2004, we increased our existing ownership of Hongcheng Liye from 60% to 100%, as a result of which our ownership interest in the service provider to the online degree program of Dongbei University of Finance and Electronics increased from 42% to 70%. The Dongbei University online degree program accounted for 18.6% of our net revenue in 2004.

•	Our net revenue increased from RMB46.5 million in 2003 to RMB100.9 million in 2004.

•	In December 2004, we completed a financing through the issuance of Series B preferred shares, resulting in net proceeds of RMB133 million.

In the Series B preferred shares financing, we issued 12,140,495 Series B preferred shares. We also issued 4,432,000 ordinary shares in 2004. The combined result of these share issuances caused a decrease in the fair value of our ordinary shares, from $1.09 in March 2004 to $0.86 in December 2004.

The increase in the fair value of our ordinary shares from $0.86 in December 2004 to $1.26 in July 2005 primarily was attributable to the following developments during the period:

•

In January 2005, we acquired an 80% equity interest in the 101 Online School, thereby entering the online tutoring programs segment. The 101 Online School, originally founded in 1996, already had an established reputation in its market when we acquired it.

•

In May 2005, we acquired the Anqing School, thereby entering the private primary and secondary schools segment. The Anqing School is regarded as one of the leading schools in the market that it serves.

The increase in the fair value of our ordinary shares from $1.26 in July 2005 to $1.58 in November 2005 primarily was attributable to the following developments during the period:

•

In November, 2005 we acquired a 55% equity interest in the existing service provider to the online degree program of China Agricultural University. At the time of this acquisition, there were approximately 26,500 students registered in China Agricultural University’s online degree program.

•

Total revenue students (not including students in China Agricultural University’s online degree program) recruited by the other university online degree programs serviced by us increased during this period, from 42,800 in the second quarter of 2005 to 48,700 in the fourth quarter of 2005.

•	We acquired our FEC program in September 2005. At the time of this acquisition, the FEC program had 18 participating secondary schools and 3,800 enrolled students.

•	We entered into a partnership with the Jingzhou High School to build and operate a new private secondary school, Jingzhou School (Southern Campus), in Hubei province.

The increase in the fair value of our ordinary shares from $1.58 in November 2005 to $1.85 in March 2006 primarily was attributable to the following developments during the period:

•

Our net revenue increased 25.2% from RMB100.9 million in 2004 to RMB126.4 million in 2005, primarily due to our acquisition of our online tutoring programs, the FEC program and our private and primary secondary schools.

•

In February 2006, we entered into a collaborative alliance with Beijing Language and Culture University, or BLCU, to provide services to BLCU’s online degree program. At this time, we expected BLCU to be able to quickly commence and expand its program. BLCU in fact was able to expand its program quickly, registering 4,700 online students in 2006.

The increase in fair value of our ordinary shares from $1.85 in March 2006 to $2.86 in April 2007 primarily was attributable to the following developments during the period:

•	Our net revenue increased 69% from RMB126 million in 2005 to RMB213 million in 2006. Our net operating income also increased from RMB11 million in 2005 to RMB55 million in 2006.

•

In February 2007, we received a provisional approval from the MOE to operate learning centers in China for a trial period of up to 18 months. We believe that opening learning centers will allow us to significantly enhance our brand recognition, increase access to potential students for online degree programs.

•	In May 2007, we hired an experienced chief financial officer to lead our accounting and finance team.

As set forth above, we granted share options with exercise prices of $0.86 to $2.86 from January 1, 2004 to June 30, 2007, and we determined the fair value of our ordinary shares also to have been within that range. We believe that the difference between the range of $0.86 to $2.86 per share and the expected initial public offering price of $11.00 per ADS (the midpoint of the initial public offering price shown on the cover of this prospectus), or $3.67 per share, has been due to the factors described above and the following additional factors:

•	A 21.3% increase in our total net revenues in the six months ended June 30, 2007 to RMB120.0 million as compared to RMB98.9 million during the six-month period ended June 30, 2006.

•	In August 2007, we hired an experienced financial controller to assist our chief financial officer to strengthen our internal control and financial reporting systems.

•	The progress that we made in preparation for this offering, including preparation of our financial statements in accordance with U.S. GAAP and the retention of the underwriters for the offering.

•	The increased likelihood of marketability of the ordinary shares as a result of the offering as we made further progress in its preparation for this offering.

For the options outstanding as of June 30, 2007, the intrinsic value of these options was $21.6 million, which represents the difference between the expected initial public offering price of $11.00 per ADS (the midpoint of the initial public offering price range shown on the cover of this prospectus), or $3.67 per share, and the weighted average exercise price for the shares underlying all options outstanding at June 30, 2007, multiplied by the number of shares issuable upon exercise of outstanding options. A $1.00 increase in the assumed initial public offering price of $11.00 per ADS would increase by approximately $3.14 million the intrinsic value of the options outstanding as of June 30, 2007, while a $1.00 decrease in the assumed initial public offering price of $11.00 per ADS would decrease the intrinsic value of those options by approximately $3.14 million.

If factors change and we employ different assumptions for estimating share-based compensation expense in future periods or if we decide to use a different valuation model, our share-based compensation in future periods may differ significantly from what we have recorded in prior periods and could materially affect our operating income, net income and net income per share.

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable, which are characteristics not present in our option grants. Existing valuation models, including the Black-Scholes model, may not provide reliable measures of the fair value of our share-based compensation. Consequently, there is a risk that estimates of the fair values of our share-based compensation awards on the grant dates may be significantly different from the actual values realized upon the exercise, expiration, early termination or forfeiture of those share-based payments in the future. Certain share-based compensation awards, such as employee share options, may expire worthless or otherwise result in zero intrinsic value as compared to the fair value originally estimated on the grant date and reported in our financial statements. Alternatively, values that are significantly higher than fair values originally estimated on the grant date and reported in our financial statements may be realized from these instruments. There is currently no market-based mechanism or other practical application to verify the reliability and accuracy of the estimates stemming from these valuation models, nor is there a means to compare and adjust the estimates to actual values.

The application of the principles provided in SFAS 123R and Staff Accounting Bulletin No. 107 may be subject to further interpretation and refinement. There are significant differences among valuation models and there is a possibility that we will adopt different valuation models in the future. This may result in a lack of consistency in future periods and materially affect the fair value estimates of share-based compensation awards. It may also result in a lack of comparability with other companies that use different models, methods and assumptions.

Basis for consolidation and our relationships with our Chinese affiliated entities

Substantially all of our operations are conducted in China through our three principal Chinese subsidiaries and through contractual arrangements with our Chinese affiliated entities. Our corporate structure is designed to comply with current Chinese limitations on foreign ownership of, and participation in, companies engaging in the education and telecommunication sectors in China. We consolidate 100% of the interests of our subsidiaries and Chinese affiliated entities.

We conduct some of our operations through two Chinese affiliated entities, Xiandai Technology and Hongcheng Education, in which we do not directly hold any equity interest. We entered into contractual arrangements with these entities and their shareholders pursuant to which we maintain effective control over these entities, bear all of their economic risk and receive substantially all of their economic rewards. In our consolidated financial statements, we have consolidated all of the interests of Xiandai Technology and Hongcheng Education under FASB Interpretation No. 46 (Revised), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51, or FIN 46R.

FIN 46R requires a “variable interest entity” to be consolidated by the primary beneficiary of such entity. An entity is considered to be a variable interest entity if certain conditions are present, including where the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. As a result of our various agreements with Xiandai Technology and Hongcheng Education and their respective shareholders and our ability to assume substantially all of their net income through the technical service and consulting agreements and our ability to control the declaration and receive dividends, we are considered the primary beneficiary of these two entities and all of their interests, including their subsidiaries, have been consolidated in our financial statements. All significant transactions and balances between us, our subsidiaries, Xiandai Technology and Hongcheng Education have been eliminated upon consolidation.

For additional information with respect to our relationships with Xiandai Technology and Hongcheng Education, see “Corporate Structure.”

Long-lived assets

Our accounting for long-lived assets, including property and equipment, is described in Note 2 to our consolidated financial statements included in this prospectus. The recorded value of long-lived assets is affected by a number of management estimates, including estimated useful lives, residual values and impairment charges. We assess impairment for long-lived assets whenever the net book value for these assets is more than the estimated future undiscounted cash flows attributable to them. During each of the years ended December 31, 2004, 2005 and, 2006 and the six months ended June 30, 2007, we did not record any impairment charges. If different judgments or estimates had been utilized, material differences could have resulted in the amount and timing of the impairment charges and the related depreciation and amortization charges.

Business Combinations, Goodwill and Intangible Assets

We account for business combinations in accordance with SFAS No. 141, Business Combinations, which requires that the purchase method of accounting be used for all business combinations. SFAS 141 requires intangible assets acquired in a business combination to be recognized and reported separately from goodwill.

Goodwill represents the cost of the acquired businesses in excess of the fair value of identifiable tangible and intangible net assets purchased. We generally seek the assistance of independent valuation experts in determining the fair value of the identifiable tangible and intangible net assets of the acquired business. We assign all the assets and liabilities of the acquired business, including goodwill, to reporting units in accordance with SFAS No. 142, Goodwill and Other Intangible Assets.

We test goodwill for impairment on an annual basis. In this process, we rely on a number of factors including operating results, business plans and future cash flows. Recoverability of goodwill is evaluated using a two-step process. The first step involves a comparison of the fair value of a reporting unit with its carrying value. If the carrying amount of the reporting unit exceeds its fair value, the second step of the process involves a comparison of the fair value and carrying value of the goodwill of that reporting unit. If the carrying value of the goodwill of a reporting unit exceeds the fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess. Goodwill of a reporting unit will be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount.

We amortize intangible assets over their respective individual estimated useful lives in proportion to the economic benefits consumed in each period. Our estimates of the useful lives of identified intangible assets are based on a number of factors, including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances), and the level of maintenance expenditures required to obtain the expected future undiscounted cash flows from the asset.

We evaluate intangible assets for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If these assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets.

In evaluating goodwill and intangible assets for impairment, we may seek the assistance of independent valuation experts, perform internal valuation analyses and consider other information that is publicly available. The results of our evaluation may be dependent on a number of factors, including estimates of future market growth and trends, forecasted revenue and costs, discount rates and other variables. While we use assumptions that we believe are fair and reasonable, actual future results may differ from the estimates arrived at using the assumptions.

Royalty fees

Royalty fees payable to a middle school increases each year from the 2005 calendar year to the 2024 calendar year. Royalty fees during this period were aggregated and recognized as royalty expense on a straight-line basis. The difference between royalty fees paid and the amount reported as expenses was included as a component of accrued expenses and other current liabilities in the consolidated financial statements.

Internal Control Over Financial Reporting

Prior to this offering, we have been a private company and have limited accounting personnel and other resources with which to address our internal control over financial reporting. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements for the years ended December 31, 2004, 2005 and 2006, our independent registered public accounting firm identified and communicated to us two material weaknesses, two significant deficiencies and certain other control deficiencies, each as defined in Auditing Standard No. 2, in our internal control over financial reporting as of December 31, 2006. Our management agreed with these findings. If we had performed a thorough assessment of our internal control over financial reporting or if our independent registered public accounting firm had performed an audit of our internal control over financial reporting, additional material weaknesses, significant deficiencies or control deficiencies may have been identified. As defined in Auditing Standard No. 2, a “material weakness” is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected, and a “significant deficiency” is a control deficiency, or combination of control deficiencies, that adversely affects our ability to initiate, authorize, record, process, or report external financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of our annual or interim financial statements that is more than inconsequential will not be prevented or detected.

The material weaknesses identified by our independent registered public accounting firm were:

•

We have inadequate financial reporting and accounting resources with a good understanding of U.S. generally accepted accounting principles, or U.S. GAAP, and Securities and Exchange Commission, or SEC, reporting requirements. In particular, we have insufficient resources in the accounting department to properly analyze transactions and prepare financial statements in accordance with U.S. GAAP. We have experienced difficulties obtaining timely and consistent financial information from our subsidiaries, and we have limited resources to monitor the accounting policies and financial activities of each subsidiary. As a result, a significant number of audit adjustments have been made to our management financial statements. Our expected initial public offering will add significant new demands on our accounting and finance department, including with respect to external financial reporting in compliance with SEC reporting requirements and U.S. GAAP accounting and disclosure requirements; and treasury and risk management.

•

We lack a comprehensive set of accounting policies and procedures in accordance with U.S. GAAP, and our existing accounting personnel do not have adequate guidance as to how transactions should be accounted for under U.S. GAAP. This has resulted in a significant number of audit adjustments in the past, and can cause material accounting and reporting errors not being detected in a timely manner.

The significant deficiencies identified by our independent registered public accounting firm were that we do not have a qualified internal tax team who can address our income tax accounting and compliance matters from a U.S. GAAP perspective, and we have certain significant deficiencies with respect to our management information systems.

We intend to take measures to remediate these weaknesses and deficiencies. To address the two material weaknesses, we have (i) hired a chief financial officer who has knowledge and experience in U.S. GAAP; (ii) outsourced, for the time until we are able to perform these functions using our own accounting staff, some of our accounting functions to a third party consultant that employs personnel experienced in U.S. GAAP reporting; (iii) hired two qualified accounting personnel with U.S. GAAP experience and (iv) hired an internal control director. The additional measures we plan to take to address these weaknesses include (i) hiring and training additional qualified financial reporting and accounting personnel with experience in U.S. GAAP reporting; (ii) developing a comprehensive accounting policies and procedures manual to guide the day-to-day operations of our accounting and finance personnel; and (iii) establishing an internal audit team to monitor and implement our policies and procedures. The measures we plan to take to address the two significant deficiencies include: (i) hiring a dedicated tax accountant to look after our company’s income tax compliance issues; and (ii) conducting a comprehensive review of our management information systems and taking all necessary steps to correct all major deficiencies identified in the review.

Selected Quarterly Results of Operations

The following table presents our selected unaudited consolidated quarterly results of operations for the six quarters in the period from January 1, 2006 to June 30, 2007. You should read the following information in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. We have prepared the unaudited condensed consolidated quarterly financial information on the same basis as our audited consolidated financial statements. The unaudited condensed consolidated quarterly financial information includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented. Our quarterly operating results have fluctuated and may continue to fluctuate from period to period. The operating results for any quarter may not be indicative of our results for any future period.

	Three months ended
	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006	March 31, 2007	June 30, 2007
	(in RMB thousands, except percentages)
Net revenue:
Online degree programs	33,475	40,358	41,062	41,950	40,080	48,645
International curriculum programs	6,865	5,654	8,137	7,772	9,097	6,740
Online tutoring programs	3,649	4,025	4,854	4,856	4,065	5,109
Private primary and secondary schools	2,499	2,373	2,725	3,277	3,035	3,192

Total net revenue	46,488	52,410	56,778	57,855	56,277	63,686

Cost of revenue:
Online degree programs	11,414	12,224	13,803	13,774	11,881	11,860
International curriculum programs	3,823	3,305	5,042	5,042	6,640	4,673
Online tutoring programs	883	850	840	879	1,086	1,037
Private primary and secondary schools	2,019	2,015	2,302	2,093	2,661	2,220

Total cost of revenue	18,139	18,394	21,987	21,788	22,268	19,790

Gross profit:
Online degree programs	22,061	28,134	27,259	28,176	28,199	36,785
International curriculum programs	3,042	2,349	3,095	2,730	2,457	2,067
Online tutoring programs	2,766	3,175	4,014	3,977	2,979	4,072
Private primary and secondary schools	480	358	423	1,184	374	972

Total gross profit	28,349	34,016	34,791	36,067	34,009	43,896

Gross profit margin:
Online degree programs	65.9%	69.7%	66.4%	67.2%	70.4%	75.6%
International curriculum programs	44.3%	41.5%	38.0%	35.1%	27.0%	30.7%
Online tutoring programs	75.8%	78.9%	82.7%	81.9%	73.3%	79.7%
Private, primary and secondary schools	19.2%	15.1%	15.5%	36.1%	12.3%	30.5%

Total gross profit margin	61.0%	64.9%	61.3%	62.3%	60.4%	68.9%

Operating expenses:
General and administrative	12,009	11,078	11,208	14,551	15,672	14,291
Selling and marketing	1,946	3,231	4,126	3,590	2,829	3,235
Research and development	3,012	3,312	4,078	3,861	3,851	4,747
Total operating expenses	16,967	17,621	19,412	22,002	22,352	22,273

Income from operations	11,382	16,395	15,379	14,065	11,657	21,623

Operating Margin	24.5%	31.3%	27.1%	24.3%	20.7%	34.0%
Other income	—	—	—	—	394	—
Interest income	175	376	242	379	343	861
Interest expense	(570)	(504)	(635)	(570)	(678)	(303)

Income before income tax provisions and minority interest	10,987	16,267	14,986	13,874	11,716	22,181
Income tax provisions	(1,354)	(2,042)	(1,868)	(1,730)	(6,373)	(3,606)
Minority interest, net of taxes	(2,838)	(3,920)	(7,622)	(9,201)	(5,314)	(6,130)

Net income	6,795	10,305	5,496	2,943	29	12,445

The six-month spring and fall semesters for the online degree programs that we service generally begin in April and October of each calendar year, respectively. Our service fees from online degree programs are determined twice a year, normally in June 30 and December 31, based on tuition fees received by our university partners for each semester. For tuition fees received by our university partners for the spring semester, we recognize service fee revenues ratably in our second and third quarters, and we recognize service fee revenues based on tuition fees received for the fall semester ratably in the fourth quarter of that year and the first quarter of the following year. Our university partners normally recruit a higher number of revenue students for the fall semester than for the spring semester; as a result, our online degree program revenues generally are higher in the fourth quarter of each year. Historically, the effect of this seasonal trend was reduced due to revenues we recognize in other quarters that are not related to tuitions fees, such as VAT rebates.

Our online degree program revenues for the second quarter of 2006 grew significantly from the first quarter of 2006. This growth is primarily attributable to the recruitment of new students in an online degree program that was previously suspended from recruiting new students in 2005, as well as improved performance from our other university partners’ online degree programs. Our online degree revenues also increased significantly in the second quarter of 2007 from the first quarter of 2007, which primarily was attributable to our efforts to encourage inactive students to renew their studies and more extensive marketing and recruiting efforts by our university partners to recruit new students.

Historically, our revenues from our international curriculum programs and private primary and secondary schools generally were higher in the third and fourth quarters than the prior quarters of the same year, primarily because we signed up new schools for our international curriculum program and added new classes to our private primary and secondary schools when the new academic year starts on September 1. Our international curriculum programs and private primary and secondary schools also generate revenues relating to overseas academic tours and training classes during summer and winter breaks. These non-tuition revenues generally are recognized in the first and third quarters, when the services are delivered, causing our revenues from these programs to vary from quarter to quarter, although these non-tuition revenues do not represent a material portion of our net revenues in a given year.

Our cost of revenue can vary significantly from quarter to quarter, and does not necessarily vary in proportion to the changes in student enrollment numbers and our tuition-based revenues during particular quarters. We typically incur higher costs in the third and fourth quarters of each year due to the following reasons:

•

The online degree programs that we service typically recruit more students for the fall semester than for the spring semester. As a result, our collaborative alliances for these online degree programs historically have incurred higher recruiting costs in the third quarter. In addition, we historically incurred higher levels of expenses for course development work and academic support in our online degree programs in the third quarter of each year. Furthermore, we historically incurred higher cost of revenue for this business in the quarter in which our collaborative alliances pay performance-based compensation to their employees, which varies from year to year;

•

Our international curriculum programs and private primary and secondary schools typically only recruit new students in the third quarter of each year. As a result, we historically have incurred more marketing and recruiting expenses in this quarter than other quarters; and

•

To address higher student enrollments in each academic year as a result of the addition of new schools to our international curriculum programs and new classes to our private primary and secondary schools, we historically have increased our employee numbers, and therefore have incurred higher salary costs, in the second half of the year, particularly in the fourth quarter.

The significant increase in our cost of revenue in the first quarter of 2007 in our international curriculum programs was primarily attributable to the costs related to overseas student academic tours and overseas training tours for senior teaching personnel during the 2006-2007 winter break.

The significant increase in our general and administrative expenses since the fourth quarter of 2006 was primarily due to the following reasons:

•	In the third quarter of 2006, we established a new collaborative alliance with Beijing Language and Culture University to provide services to its online degree program; and

•

We have significantly increased our personnel, in particular, middle and senior management personnel, as a result of the diversification and expansion of our business operations and in anticipation of our increased reporting and other obligations when we become a publicly listed company in the U.S.

We expect our general and administrative expenses to the continue to increase in the near future as we expand our business.

Results of Operations

The following table sets forth selected data from our consolidated statements of operations for the periods indicated.

	Years Ended December 31,					Six months ended June 30,
	2004	2005	2006			2006		2007
	RMB	RMB	RMB	$	% of net revenue	RMB	% of net revenue	RMB	$	% of net revenue
	(in thousands, except percentages)
Net revenue:
Online degree programs	100,896	98,527	156,845	20,604	73.5%	73,833	74.6%	88,725	11,656	74.0%
International curriculum programs		4,854	28,428	3,735	13.3%	12,519	12.7%	15,837	2,081	13.2%
Online tutoring programs		14,390	17,384	2,285	8.1%	7,674	7.8%	9,174	1,205	7.6%
Private primary and secondary schools		8,591	10,874	1,428	5.1%	4,872	4.9%	6,227	818	5.2%

Total net revenue	100,896	126,362	213,531	28,052	100.0%	98,898	100.0%	119,963	15,760	100.0%

Cost of revenue:
Online degree programs	38,014	38,748	51,215	6,729	24.0%	23,638	23.9%	23,741	3,119	19.8%
International curriculum programs	—	3,627	17,212	2,261	8.1%	7,128	7.2%	11,313	1,486	9.4%
Online tutoring programs	—	2,902	3,452	453	1.6%	1,733	1.7%	2,123	279	1.8%
Private primary and secondary schools	—	7,861	8,429	1,107	3.9%	4,034	4.1%	4,881	641	4.1%

Total cost of revenue	38,014	53,138	80,308	10,550	37.6%	36,533	36.9%	42,058	5,525	35.1%

Gross profit:
Online degree programs	62,882	59,779	105,630	13,876	49.5%	50,195	50.8%	64,984	8,537	54.2%
International curriculum programs	—	1,227	11,216	1,474	5.3%	5,391	5.5%	4,524	595	3.8%
Online tutoring programs	—	11,488	13,932	1,832	6.5%	5,941	6.0%	7,051	926	5.9%
Private primary and secondary schools	—	730	2,445	321	1.1%	838	0.8%	1,346	177	1.1%

Total gross profit	62,882	73,224	133,223	17,502	62.4%	62,365	63.1%	77,905	10,235	64.9%

Gross profit margin:
Online degree programs	62.3%	60.7%	67.3%	67.3%	—	68.0%	—	73.2%	73.2%	—
International curriculum programs	—	25.3%	39.5%	39.5%	—	43.1%	—	28.6%	28.6%	—
Online tutoring programs	—	79.8%	80.1%	80.1%	—	77.4%	—	76.9%	76.9%	—
Private primary and secondary schools	—	8.5%	22.5%	22.5%	—	17.2%	—	21.6%	21.6%	—

Total gross profit margin	62.3%	57.9%	62.4%	62.4%	—	63.1%	—	64.9%	64.9%	—

Operating expenses:
General and administrative	26,924	44,089	48,846	6,417	22.9%	23,087	23.3%	29,963	3,936	25.0%
Selling and marketing	751	6,116	12,893	1,694	6.0%	5,177	5.2%	6,064	797	5.1%
Research and development	12,905	11,842	14,263	1,874	6.7%	6,324	6.4%	8,598	1,130	7.2%

Total operating expenses	40,580	62,047	76,002	9,985	35.6%	34,588	34.9%	44,625	5,863	37.3%

Income from operations	22,302	11,177	57,221	7,517	26.8%	27,777	28.1%	33,280	4,372	27.7%
Operating margin	22.1%	8.8%	26.8%	26.8%	—	28.1%	—	27.7%	27.7%	—
Other income	—	—	—	—	—	—	—	394	52	0.3%
Interest income	266	1,078	1,172	154	0.5%	551	0.6%	1,204	158	1.0%
Interest expense	—	(1,242)	(2,279)	(299)	(1.1%)	(1,074)	(1.1%)	(981)	(129)	(0.8%)

Income before income tax (benefits) provisions and minority interest	22,568	11,013	56,114	7,372	26.2%	27,254	27.8%	33,897	4,453	28.3%
Income tax (benefits) provisions	(846)	3,994	6,994	919	3.3%	3,396	3.4%	9,979	1,311	8.3%
Minority interest, net of taxes	(11,465)	(9,869)	(23,581)	(3,098)	(11.0%)	(6,758)	(6.8%)	(11,444)	(1,503)	(9.5%)

Net income (loss)	11,949	(2,850)	25,539	3,355	12.0%	17,100	17.3%	12,474	1,639	10.4%
Deemed dividends on preferred shares	(15,959)	—	—	—	—	—	—	—	—	—

Net (loss) income attributable to ordinary shareholders	(4,010)	(2,850)	25,539	3,355	12.0%	17,100	17.3%	12,474	1,639	10.4%

Six months ended June 30, 2007 compared to six months ended June 30, 2006

Net Revenue.    Our net revenue increased 23% from RMB98.9 million for the six months ended June 30, 2006 to RMB120.0 million ($15.8 million) for the six months ended June 30, 2007.

Online degree programs.    Our net revenue from online degree programs increased 20% from RMB73.8 million for the six months ended June 30, 2006 to RMB88.7 million ($11.7 million) for the six months ended June 30, 2007. This increase was mainly attributable to following factors:

•

Our university partners’ online degree programs experienced significant growth in revenue students in the six months ended June 30, 2007 as compared to the six months ended June 30, 2006. In aggregate, our university customers had approximately 32,000 more paying students during the six months ended June 30, 2007 than during the same period in 2006, representing a 49% increase. This growth was primarily attributable to more extensive marketing and recruiting efforts by our university partners to recruit new students and to encourage inactive students to renew their studies. This growth in revenue students was partially offset by increased payments to independent learning centers by our university partners. The aggregate payment by our university partners to independent learning centers increased both in absolute terms and as a percentage of gross tuition receipts over the same period. This increase was attributable mainly to increases in demand by universities for services provided by a limited number of learning centers.

•

At December 31, 2005, the deferred revenue for our online degree program was RMB37.0 million, which we recognized as revenue during the six months ended June 30, 2006. At December 31, 2006, the deferred revenue for our online degree program was RMB41.0 million, which we recognized as revenue in the six months ended June 30, 2007 which was one of the primary factors affecting our growth in net revenue. The higher deferred revenue balance at December 31, 2006 than at December 31, 2005 was due to the fact our online program partners, in aggregate, had more revenue students, and as a result more service fees paid or payable to us, in the Fall recruiting season in 2006 than they had during the Fall recruiting season in 2005.

International curriculum programs.    Net revenue from our international curriculum programs increased 26.5% from RMB12.5 million for the six months ended June 30, 2006 to RMB15.8 million ($2.1 million) for the same period in 2007. This growth was mainly attributable to growth in student numbers due to an expansion of our operations in this business line. Students participating in our FEC program increased from 3,425 for the six months ended June 30, 2006 to 4,069 for the six months ended June 30, 2007, while students participating in the BCIT program increased from 372 for the six months ended June 30, 2006 to 626 for the same period in 2007.

Private primary and secondary schools.    Net revenue for this business line increased 27.8% from RMB4.9 million for the six months ended June 30, 2006 to RMB6.2 million ($0.8 million) for the same period in 2007. This was primarily due to an increase in enrollments at our Anqing school as a result of including an additional grade 9 to the school for the 2006-2007 academic year.

Online tutoring.    Net revenue from our online tutoring business increased 19.5% from RMB7.7 million for the six months ended June 30, 2006 to RMB9.2 million ($1.2 million) for the six months ended June 30, 2007. The increase was mostly attributable to the development of a sales channel for our online tutoring services through Lenovo Group Limited, a personal computer manufacturer in China, whereby Lenovo will distribute these services through various lines of Lenovo personal computers.

Cost of Revenue.    Our total cost of revenue increased 15.1% from RMB36.5 million for the six months ended June 30, 2006 to RMB42.1 million ($5.5 million) for the six months ended June 30, 2007. This increase was primarily due to increased costs associated with our international curriculum programs, private primary and secondary schools and online tutoring program.

Online degree programs.    The cost of revenue for our online degree programs increased 0.4% from RMB23.6 million for the six months ended June 30, 2006 to RMB23.7 million ($3.1 million) for the same period in June 30, 2007. Our cost of revenue, which primarily comprises personnel related expenses, did not increase to the same extent as our revenues did because our cost of revenue is more closely related to the number of online degree programs we service and the number of courses those online degree programs offer than the number of students who are enrolled in those online degree programs. In contrast to our cost of revenue, our service fees and revenue for online degree programs are rather directly associated with the number of students in our customers’ online degree programs.

International curriculum programs.    Our cost of revenue for our English curriculum programs increased 58.7% from RMB7.1 million in the six months ended June 30, 2006 to RMB11.3 million ($1.5 million) for the same period in 2007. This increase was primarily attributable to the following: (i) we organized overseas training tours for the teachers and the senior management of the participating schools in the first half of 2007, while no such tours were conducted in the first half of 2006, (ii) we paid higher registration fees to BCIT in response to the higher number of participating students and (iii) in response to more students enrolled in the programs, we hired additional native English speaking teachers.

Online tutoring programs.    Our cost of revenue for our online tutoring program increased 22.5% from RMB1.7 million in the six months ended June 30, 2006 to RMB2.1 million in the six months ended June 30, 2007. This increase was the result of our hiring of additional personnel and the payment of higher employee benefits during the first half of 2007 than in the first half of 2006.

Private primary and secondary schools.    Our cost of revenue for our private primary and secondary schools increased 21% from RMB4.0 million for the six months ended June 30, 2006 to RMB4.9 million ($0.6 million) for the same period in 2007. This was mostly attributable to the growth in headcount of teachers in our Anqing School.

Operating Expenses.    Our operating expenses consist of general and administrative expenses, selling and marketing expenses, and research and development expenses. Our operating expenses increased 29% from RMB34.6 million for the six months ended June 30, 2006 to RMB44.6 million ($5.9 million) for the six months ended June 30, 2007.

General and administrative expenses.    Our general and administrative expenses increased 29.8% from RMB23.1 million for the six months ended June 30, 2006 to RMB30 million ($3.9 million) for the six months ended June 30, 2007. The increase was mainly attributable to our hiring of additional personnel due to expansion of our business and the audit of our financial statements. To better manage and control our diversified and geographically dispersed business lines, we significantly increased the size of our accounting staff and hired more senior management.

Selling and marketing expenses.    Our selling and marketing expenses increased 17.1% from RMB5.2 million for the six months ended June 30, 2006 to RMB6.1 million ($0.8 million) for the six months ended June 30, 2007. The increase was mainly attributable to sales and marketing related personnel growth. The average headcount grew from 54 for the first half of 2006 to 74 for the first half of 2007. The increase was mostly related to the establishment of a new sales and marketing team for our new learning centers that we have established after obtaining a provisional approval from the MOE in February 2007.

Research and Development.    Our research and development expenses increased 36% from RMB6.3 million for the six months ended June 30, 2006 to RMB8.6 million ($1.1 million) for the six months ended June 30, 2007. The growth was driven by the development of masters degree program new courseware and platform for Renmin University of China and new courseware and platform for Central University of Finance and Economics and Beijing Language and Culture University. The offering of the online master programs for Renmin University of China, however, was terminated because Renmin University of China was not able to receive approval from the MOE to offer this program.

Other income.    We recorded RMB0.4 million in interest income in the six months ended June 30, 2007.

Income tax provision.    Our income tax provision increased by 194% from RMB3.4 million for the six months ended June 30, 2006 to RMB10.0 million ($1.3 million) for the same period in 2007. This increase was mainly attributable to following:

•

Change in permanent tax rate used to calculate long-term tax liabilities. On March 16, 2007, the National People’s Congress adopted a new income tax law, which will become effective from January 1, 2008, pursuant to which the statutory tax rate for all enterprises in China will be 25% except for “new and high technology enterprises,” which will enjoy a favorable tax rate of 15%. Most of our subsidiaries and affiliate companies are qualified under current tax laws and regulations as “new and high technology enterprises,” and therefore are currently subject to only a 15% rate. However, as the detailed implementation rules of new tax law have not yet been promulgated, it is unclear whether our subsidiaries and affiliated companies enjoying favorable tax rates under current tax law will similarly qualified as “new and high technology enterprises” under the new law. We expect that our applicable subsidiaries and affiliated companies will apply for the “new and high technology enterprises” status once new implementation rules are promulgated. Under applicable accounting rules, however, until these subsidiaries and affiliated companies receive official approval for this status, they must use the statutory 25% tax rate in their calculation of their deferred tax balances. Had we been able to use a 15% rate to calculate our deferred tax, our tax provision would have been reduced by RMB4.2 million for the six months ended June 30, 2007.

•	The adoption of FIN48 resulted in a total tax provision of RMB0.3 million ($42,038) for the six months ended June 30, 2007.

•

Increase in income.    Our income from operations increased from RMB27.8 million in the six months ended June 30, 2006 to RMB33.3 million ($4.3 million) in the six months ended June 30, 2007. As a result of this higher income, we paid an additional amount of taxes in the first six months of 2007.

Minority Interest.    Our minority interest increased by 69% from RMB6.8 million in the six months ended June 30, 2006 to RMB11.4 million ($1.5 million) in the six months ended June 30, 2007. This increase was primarily due to improved performance of our majority-owned subsidiaries.

Year ended December 31, 2006 compared to Year ended December 31, 2005

Net revenue.    Our net revenue increased 69.0% from RMB126.4 million for the year ended December 31, 2005 to RMB213.5 million ($28.1 million) for the year ended December 31, 2006. This increase was primarily due to the increased revenue from both online degree programs and international curriculum programs.

•

Online degree programs.    Net revenue from online degree programs increased 59.3% from RMB98.5 million for the year ended December 31, 2005 to RMB156.8 million ($20.6 million) for the year ended December 31, 2006. The increase was mainly attributable to the acquisition of our collaborative alliance with China Agricultural University in November 2005, forming a new collaborative alliance with Beijing Language and Culture University in April 2006 and organic growth of our other online degree programs. In the year ended December 31, 2006, we recorded net revenue of RMB40.4 million ($5.3 million) from our programs with China Agricultural University and Beijing Language and Culture University, while for the year ended December 31, 2005 we recorded net revenue of RMB2.75 million from our China Agricultural University program. We serviced significantly more revenue students (the students who have paid tuition in the applicable period) in 2006 than in 2005, with increases in both new revenue students (those students paying tuition for the first time in the relevant period) and paying existing students (those students paying tuition in the relevant period who also had paid tuition in prior period(s)). The increase in revenue students was mainly as a result of:

•

The new collaborative alliances with China Agricultural University and Beijing Language and Culture University resulted in 15,300 new revenue students in 2006, and increases of 11,400 paying existing students for the first six months of 2006 and 15,800 paying existing students for the second six months of 2006. These additional revenue students contributed approximately RMB37.5 million (U.S $4.9 million) out of the RMB57 million (U.S $7.5 million) growth in our net revenue from 2005 to 2006.

•

Our collaborative alliances formed before November 2005 also experienced significant growth in the number of new revenue students in 2006. Approximately 20,200 more new revenue students were enrolled in these programs in 2006 than in 2005. This growth was as a result of two of our university partners regaining rights to enroll new students after these schools were suspended by the MOE from enrolling new students in 2004 and 2005 for violating rules governing new student recruitment by online degree programs. The growth in new revenue students from these previously existing collaborative alliances contributed RMB20.0 million (U.S $2.6 million) out of the RMB57.0 million (U.S $7.5 million) growth in our net revenue from 2005 to 2006. The number of revenue students, either new or existing, in any of these periods does not necessarily correspond to the number of students who actually took classes that period, as students customarily prepay tuition for use in future periods. We recognize revenue, however, on the basis of our share of cash tuition that is paid in the relevant period and not on the classes that are actually taken in the period.

•

International curriculum programs.    Net revenue from our international curriculum programs increased 485.6% from RMB4.9 million for the year ended December 31, 2005 to RMB28.4 million ($3.7 million) for the year ended December 31, 2006. The growth was primarily driven by the acquisition of our BCIT program in February 2006, the acquisition of our FEC program in September 2005 and organic growth of the FEC program in 2006. For the year ended December 31, 2005, we recorded net revenue of RMB4.9 million from the FEC program, which we acquired only in September 2005, while for the year ended December 31, 2006, we recorded net revenue of RMB24.1 million ($3.2 million) for the FEC program. For the year ended December 31, 2005, we recorded no revenue from the BCIT program. Students enrolled in the FEC program increased to approximately 4,100 in 2006 from approximately 3,800 in 2005.

•

Private primary and secondary schools.    Net revenue from our private schools increased 26.5% from RMB8.6 million in 2005 to RMB10.9 million ($1.4 million) in 2006. This growth was primarily due to the gradual increase in enrollments at our Anqing and Pingdingshan schools.

•

Online tutoring programs.    Net revenue from our online tutoring programs increased 20.8% from RMB14.4 million for 2005 to RMB17.4 million ($2.3 million) for 2006 due to enhanced sales efforts we made for this line of business in 2006.

Cost of revenue.    Our total cost of revenue increased 51.2% from RMB53.1 million for the year ended December 31, 2005 to RMB80.3 million ($10.6 million) for the year ended December 31, 2006. This increase was primarily due to the increased costs associated with our online degree programs and English curriculum programs.

•

Online degree programs.    The cost of revenue for our online degree programs increased 32.3% from RMB38.7 million for the year ended December 31, 2005 to RMB51.2 million ($6.7 million) for the year ended December 31, 2006. This increase was mainly attributable to additional personnel that we added to support our programs with China Agricultural University and Beijing Language and Culture University, which were added in 2005. For these two programs, we added 70 employees and incurred RMB8.1 million of additional costs in 2006. In 2006, we also incurred RMB2.6 million in additional salary and benefit costs for the project teams supporting our other online degree programs due primarily to the payment of performance bonuses and salary increases to keep our compensation level on par with prevailing labor market conditions. The balance of this increase is primarily related to the amortization of intangible assets acquired through business combination related to our acquisition of Zhong Nongda Networks Development Co., Ltd., or Zhong Nongda Networks, which provides online educational, technical and consulting services to China Agricultural University.

•

International curriculum programs.    Our cost of revenue for our international curriculum programs increased 374.6% from RMB3.6 million in 2005 to RMB17.2 million ($2.3 million) in 2006. This increase was primarily due to the fact that we acquired the BCIT program in 2006 and the FEC program in September 2005. In 2006, the BCIT program incurred costs of RMB2.6 million ($0.3 million). We recorded cost of revenue of RMB3.3 million in 2005 relating to our FEC program, whereas in 2006 we recorded a full year of costs of revenues of RMB12.7 million ($1.7 million). The balance of this increase is primarily due to the amortization of intangible assets acquired through business combination related to the our acquisition of the BCIT and FEC programs.

Operating expenses.    Our operating expenses consist of general and administrative expenses, selling and marketing expenses and research and development expenses. Our operating expenses increased 22.6% from RMB62.0 million for the year ended December 31, 2005 to RMB76 million ($10 million) for the year ended December 31, 2006.

Our operating expenses consisted of:

•

General and administrative expenses.    Our general and administrative expenses increased 10.7% from RMB44.1 million for the year ended December 31, 2005 to RMB48.8 million ($6.4 million) for the year ended December 31, 2006. The increase was mainly attributable to our acquisition of the FEC program, the BCIT program and Zhong Nongda Networks in September 2005, February 2006, and November 2005, respectively.

•

Selling and marketing expenses.    Our selling and marketing expenses increased 114.8% from RMB6.1 million for the year ended December 31, 2005 to RMB12.9 million ($1.7 million) for the year ended December 31, 2006. This increase was mainly attributable to incremental selling and marketing expenses for our online tutoring programs, which incurred RMB2.3 million more in marketing expenses in 2006 than in 2005 as a result of our establishment of a dedicated sales company to market our online tutoring programs. We incurred RMB0.8 million of selling and marketing expenses in 2006 relating to our international curriculum programs, which was the first full year that we recorded expenses for these programs. Selling and marketing expenses for our online degree programs increased by RMB0.8 million due to our sponsorship of a distance learning summit. We also incurred RMB0.2 million ($26,274) of share-based compensation in 2006, while none was incurred in 2005. The balance of this increase resulted from the amortization of intangible assets acquired through business combination related to our acquisition of Zhong Nongda Networks.

•

Research and development expenses.    Our research and development expenses increased 20.3% from RMB11.8 million for the year ended December 31, 2005 to RMB14.3 million ($1.9 million) for the year ended December 31, 2006. This increase was mostly attributable to our acquisition in September 2005 of our interest in the China Agricultural University online degree program. In 2006, this program incurred RMB4.3 million ($0.6 million) of research and development expenses primarily due to increased headcount, which partially were offset by the reduction of research and development expenses for our program with Dongbei University of Finance and Economies.

Income tax (benefits) provisions.    Our income tax provisions increased 75.1% from RMB4.0 million for the year ended December 31, 2005 to RMB7.0 million ($0.9 million) for the year ended December 31, 2006. This increase was mainly attributable to incremental profit derived from our China Agricultural University online program, which was acquired by us in November 2005, and the improved profitability of our other online degree programs, especially our program with Renmin University of China. In 2006, our programs with China Agricultural University and Renmin University of China together were responsible for an additional RMB4.5 million ($0.6 million) of income tax provisions.

Minority interest, net of taxes.    Our minority interests increased 139.0% from RMB9.9 million for the year ended December 31, 2005 to RMB23.6 million ($3.1 million) for the year ended December 31, 2006. This increase was primarily due to improved performance of our university partners’ online degree programs, the formation of a new collaborative alliance with Beijing Language and Culture University and the acquisition of certain entities which are included in our minority interests, including a collaborative alliance interest in the online degree program of China Agricultural University and companies providing services for our international curriculum programs.

Net income (loss).    As a result of the above factors, we had a net income of RMB25.5 million ($3.4 million) in 2006 compared to a net loss of RMB2.9 million in 2005.

Year ended December 31, 2005 compared to Year ended December 31, 2004

Net revenue.    Our net revenue increased 25.2% from RMB100.9 million for the year ended December 31, 2004 to RMB126.4 million for the year ended December 31, 2005. This growth was primarily attributable to our acquisition of our online tutoring programs, the FEC program and our private primary and secondary schools, offset partially by a decrease in our net revenue from our online degree programs.

•

Online degree programs.    Net revenue from our online degree programs decreased 2.3% from RMB100.9 million for the year ended December 31, 2004 to RMB98.5 million for the year ended December 31, 2005. The decrease of revenue was mainly caused by:

•

In February 2004, the MOE issued new regulations relating to the recruitment of online degree students. The new regulations prohibited universities from recruiting full-time students, instead instructing them to recruit working adults, and required universities to tighten their admission criteria and to improve the quality of the information included in their recruiting materials. These restrictions adversely affected student recruiting and enrollment for the overall online degree sector in China in 2005. The new rules affected all of our online degree programs, in particular the programs with Jiangnan University, Renmin University of China and Chongqing University. In the aggregate, our online degree programs had approximately 2,355 fewer new revenue students in 2005 than in 2004.

•

In addition to decreases in the number of new revenue students in 2005 compared with 2004, the share of revenue payable to third-party learning center partners by our two largest university customers, Renmin University of China and Dongbei University of Finance and Economics, was increased by 8.0% in each case, thereby reducing the service fees payable to our collaborative alliances with those universities.

•

International curriculum programs.    We entered the international curriculum programs segment in late 2005 with the acquisition of our FEC program in September 2005. Our international language program revenue in 2005 was RMB4.9 million.

•	Private primary and secondary schools. We entered the private primary and secondary schools segment in January 2005. Revenue from these schools was RMB8.6 million for the year ended December 31, 2005.

•

Online tutoring programs.    We entered the online tutoring programs segment in January 2005 with the acquisition of our 101 Online School. Our online tutoring program revenue was RMB14.4 million for the year ended December 31, 2005.

Cost of revenue.    Our cost of revenue increased 39.7% to RMB53.1 million for the year ended December 31, 2005 from RMB38.0 million for the year ended December 31, 2004. This increase resulted primarily from the costs relating to the new lines of business that we acquired in 2005: our FEC program, online tutoring programs and private primate and secondary schools.

•

Online degree programs.    Our cost of revenue related to online degree programs increased 1.9% to RMB38.7 million for the year ended December 31, 2005 from RMB38.0 million for the year ended December 31, 2004.

•

International curriculum programs.    We commenced our services to international curriculum programs in late 2005 with the acquisition of our FEC program in September 2005. Our cost of revenue for the international curriculum program was RMB3.6 million for the year ended December 31, 2005.

•

Private primary and secondary schools.    We commenced our private primary and secondary schools programs in January 2005. Our cost of revenue for our private based schools was RMB7.9 million for the year ended December 31, 2005.

•

Online tutoring programs.    We commenced our online tutoring programs on January 1, 2005 with the completion of the acquisition of this business. Our cost of revenue for our online tutoring programs was RMB2.9 million for the year ended December 31, 2005.

Operating expenses.    Our total operating expenses increased 52.9% to RMB62.0 million for the year ended December 31, 2005 from RMB40.6 million for the year ended December 31, 2004. The increase in our operating expenses was primarily due to the costs associated with the addition of the new lines of business we acquired in 2005: our FEC program, online tutoring programs and private primary and secondary schools.

Our operating expenses consisted of:

•

General and administrative expenses.    Our general and administrative expenses increased 63.8% to RMB44.1 million for the year ended December 31, 2005 from RMB26.9 million for the year ended December 31, 2004. This increase resulted primarily from our increased employment levels with the addition of our new lines of business and the implementation of a new online degree program at China Agricultural University. Our average head count in 2005 was 118.0% higher than in 2004.

•

Selling and marketing expenses.    Our selling and marketing expenses increased 714.4% to RMB6.1 million for the year ended December 31, 2005 from RMB0.8 million for the year ended December 31, 2004. This increase resulted primarily from our increased sales and marketing activities in our new online tutoring program business.

•

Research and development expenses.    Our research and development expenses decreased 8.2% to RMB11.8 million for the year ended December 31, 2005 from RMB12.9 million for the year ended December 31, 2004. Our research and development expenses, which relate primarily to the development of new course materials for our online degree programs, decreased in 2005 as the courseware developed in prior periods was sufficient to meet the needs of our customers. As a result of this development, a portion of our technical staff focused their efforts on maintenance of systems.

Interest income.    Our interest income increased 305.2% to RMB1.1 million for the year ended December 31, 2005 from RMB0.3 million for the year ended December 31, 2004, as a result of our investment of increased cash following our completion of new equity financings in late 2004 and in 2005.

Interest expense.    We had interest expense of RMB1.2 million for the year ended December 31, 2005 and we had no interest expense for the year ended December 31, 2004. The increase in interest expense was due to our issuance of two convertible notes in conjunction with our issuance of Series C preferred shares on July 14, and August 12, 2005. Our convertible notes bear interest at a rate of 8.0% per annum.

Income tax (benefits) provisions.    Our income tax provisions increased to RMB4.0 million for the year ended December 31, 2005 from a tax benefit of RMB0.8 million for the year ended December 31, 2004. This resulted from an increase in current taxes arising from our increased income from operations in 2005.

Minority interest, net of taxes.    Our minority interest decreased 14.0% to RMB9.9 million for the year ended December 31, 2005 from RMB11.5 million for the year ended December 31, 2004. This decrease resulted from our lower income from operations for the year ended December 31, 2005 than for the year ended December 31, 2004. Our income from operations decreased from RMB22.3 million for the year ended December 31, 2004 to RMB11.2 million for the year ended December 31, 2005.

Net income (loss).    As a result of the above factors, we incurred a net loss of RMB2.9 million in 2005 compared to a net loss of RMB4.0 million in 2004.

Liquidity and Capital Resources

To date, we have financed our operations primarily through cash flows from operations, convertible debt and equity contributions by our shareholders. As of June 30, 2007, we had RMB108.8 million ($14.3 million) in cash and cash equivalents, respectively, and no outstanding short-term borrowings. At June 30, 2007 we had RMB24.7 million ($3.2 million) of convertible loans outstanding, which we expect to repay in full with the cash flow provided by our operating activities. Our cash and cash equivalents primarily consist of cash on hand, demand deposits and term deposits with remaining maturities of three months or less at the time of purchase that are placed with banks and other financial institutions. Although we consolidate the results of our Chinese affiliated entities, Hongcheng Education and Xiandai Technology, and their subsidiaries, we do not have direct access to the cash and cash equivalents or future earnings of these entities. A portion of the cash balances of our two Chinese affiliated entities and their subsidiaries may be paid to us pursuant to our contractual arrangements with these two entities and their subsidiaries for our technical and teaching support, enrollment system and other services. We may fund the cash needs of our Chinese affiliated entities from time to time through loan arrangements with intermediary banks, which provide loans to the Chinese affiliated entities in amounts equal to corresponding cash deposits that we make with the banks.

We expect that our future capital expenditures primarily will be for the payment of rent for learning center facilities, the construction of new campuses at our Anqing School and Jingzhou School (Southern Campus) and our purchase of office space for a new group headquarters. We opened one learning center in August 2007 and plan to open the other nine learning centers by the end of 2007. We also plan to complete the construction of new campuses at the Anqing and Jingzhou schools by 2009. We expect that approximately RMB259.0 million of cash resources will be required for these projects, the majority of which, approximately RMB155.0 million, will be incurred for the construction of the new campuses. We have not encountered any difficulties in meeting our cash obligations to date. In addition, we expect that the Anqing School will significantly increase its student enrollment by 2008 and the Jingzhou School will begin student enrollment in 2008 after the completion of the first phase of the construction. We anticipate that by 2009 these two schools will generate positive operating case flow. Since we do not expect to make other significant capital expenditures during this period, we believe that our current cash and cash equivalents, anticipated cash flow from operations as well as the net proceeds we receive from this offering will be sufficient to meet our presently anticipated cash needs through the end of 2009. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities or debt securities or borrow from lending institutions.

The following table sets forth a summary of our cash flows for the periods indicated:

	Years Ended December 31				Six months ended June 30,
	2004	2005	2006		2006	2007	2007
	RMB	RMB	RMB	$	RMB	RMB	$
	(in thousands)
Net cash (used in) provided by operating activities	(5,246)	(22,318)	82,798	10,879	(4,294)	21,355	2,805
Net cash (used in) investing activities	(27,017)	(7,950)	(82,776)	(10,875)	(63,564)	(109,283)	(14,357)
Net cash (used in) provided by financing activities	103,559	81,090	(6,808)	(895)	(166)	48,694	6,398
Effect of exchange rate changes	(2)	(1,846)	(811)	(107)	(209)	(268)	(35)
Net changes in cash and cash equivalents	71,294	48,976	(7,597)	(998)	(68,233)	(39,502)	(5,189)
Cash and cash equivalents at beginning of period	35,642	106,936	155,912	20,482	155,912	148,315	19,484
Cash and cash equivalents at end of period	106,936	155,912	148,315	19,484	87,679	108,813	14,295

Operating Activities

In the six months ended June 30, 2007, we generated positive cash flow from operating activities of RMB21.4 million ($2.8 million), which was primarily derived from our net income of RMB12.5 million, plus additional positive cash flow of RMB26.9 million from a number of factors, including minority interest of

RMB11.4 million, share-based compensation expenses of RMB1.3 million, depreciation of RMB4 million, amortization of acquired intangible assets of RMB4.2 million and deferred income tax of RMB4.7 million. Those positive factors were partially offset by aggregate changes in our current assets and liabilities of RMB18.0 million, which included growth in amounts due from related parties of RMB18.5 million, a RMB4.4 million decrease in deferred revenue, and a RMB7.4 million increase in prepaid expenses and other current assets. The increase in amounts due from related parties reflected higher service fees payable to us by our university partners in the six months ended June 30, 2007 than those paid to us in the same period in 2006. The decrease in deferred revenue is mainly due to the fact that our international curriculum programs and private primary and secondary schools recruit students and receive tuition payment only in the third quarter each year, which are amortized over the last quarter of the year and the first quarter of the following year. Therefore, the deferred revenue balances for these two lines of business as of June 30 is generally less than the balances as of December 31. In the six months ended June 30, 2007, these two lines of business recognized revenue of RMB22.1 million and the related deferred revenue decreased by the same amount, which was partially offset by an increase in deferred revenue for online degree programs due to higher revenue student numbers in the six months ended June 30, 2007 than the six months ended December 31, 2006 and the six months ended June 30, 2006.

Prior to 2006, we financed our operating activities and our growth primarily through the proceeds from private placements of equity securities. In the year ended December 31, 2006, we generated positive cash flow from operating activities of RMB82.8 million ($10.9 million). This increase in net cash provided by operating activities was attributable to our net income of RMB25.5 million ($3.4 million), adjusted positively by RMB57.3 million ($7.5 million) for a number of factors, including primarily share-based compensation of RMB2.7 million ($0.4 million), depreciation of RMB8.2 million ($1.1 million) and amortization of RMB8.8 million ($1.2 million). Cash provided by operating activities was further increased by aggregate changes in our current assets and liabilities of RMB14.3 million ($1.9 million), including primarily increases in our deferred revenue due to higher service fees we received from our university partners in 2006 as compared to 2005 and increases in our income tax payables and accounts payables, which were offset in part by other factors including decreases in our accounts receivables and deferred tax liabilities. Our amortization and depreciation expenses were higher than in the previous year, primarily because of our increased amortizable and depreciable assets following the acquisition of our interest in the collaborative alliance with China Agricultural University online degree program in November 2005, our acquisitions of the FEC program in September 2006 and our acquisition of the BCIT program in February 2006.

In 2005, our cash used in operating activities was RMB22.3 million. This amount reflected our net loss of RMB2.9 million, plus adjustments of non-cash items totalling RMB19.4 million, primarily because of minority interest, depreciation and amortization, which were more than offset by aggregate negative changes in our current assets and liabilities of RMB41.0 million. The most important of these adjustments were a decrease in amounts due to related parties and an increase in amounts due from related parties, which were offset in part by other changes, including an increase in our deferred revenue which was primarily due to our acquisition of new businesses in 2005.

Net cash used in operating activities for the year ended December 31, 2004 was RMB5.2 million. This amount resulted from our net income of RMB11.9 million, plus positive adjustments of RMB6.7 million being more than offset by aggregate negative changes in our assets and liabilities of RMB34.4 million. The most important changes in our assets and liabilities were an increase in the amounts due from related parties and a decrease in the amount due to related parties, which were offset in part by other changes, including increases in our deferred revenue and prepaid expenses and other current assets.

Investing Activities

Historically our net cash provided by operating activities has been insufficient to finance our investing activities, and we have financed our investing activities through issuances of convertible preferred shares and convertible notes.

In the six months ended June 30, 2007, net cash used in investing activities was RMB109.3 million, which is primarily related to our purchase of term deposits of RMB41 million, to our purchase of office space for our new headquarters in the amount of RMB26.7 million, to our acquisition of additional equity interests in our subsidiaries in the amount of RMB22.0 million and to our investment in the construction of our Anqing School in the amount of RMB16.0 million. Net cash used in investing activities was RMB82.8 million ($10.9 million) for the year ended December 31, 2006 as compared to RMB8.0 million and RMB27.0 million for the years ended December 31, 2005 and December 31, 2004, respectively. Net cash used in investing activities in 2006 related primarily to our purchase of business, net of cash acquired of RMB30.7 million, which related to our acquisition of interests in the China Agricultural University online degree program and our FEC program as well as our purchase of land use rights and property and equipment of RMB36.9 million ($4.8 million), primarily in connection with our private primary and secondary schools. Net cash used in investing activities for the year ended December 31, 2005 was RMB8.0 million, which was primarily related to our acquisition of property and equipment of RMB10.7 million and the acquisition of our interest in a collaborative alliance with a new university partner of RMB6.9 million, which was partially offset by the cash acquired of RMB9.6 million in the collaborative alliance.

Financing Activities

Net cash provided by financing activities was RMB48.7 million for the six months ended June 30, 2007. This is primarily attributable to the net proceeds that we received from our series D preferred shares financing, which was completed in this period. Net cash used in financing activities was RMB6.8 million ($0.9 million) for the year ended December 31, 2006, as compared to net cash provided by financing activities of RMB81.1 million in 2005 and RMB103.6 million in 2004. Net cash used in financing activities in 2006 was primarily attributable to cash dividends of RMB12.9 million paid to some of our shareholders, which was partially offset by capital contributions of RMB6.0 million by other shareholders. Net cash received in financing activities in 2005 was RMB81.1 million and was primarily attributable to proceeds received by us from the issuance of Series C preferred shares and convertible loans issued in conjunction with those preferred shares. Net cash provided by financing activities in 2004 was RMB103.6 million and was primarily attributable to RMB132.8 million of proceeds received from the issuance of Series B preferred shares, which was partially offset by the amount of RMB31.3 million that we paid to repurchase certain Series A preferred shares and ordinary shares that we reissued to investors subscribing to Series B preferred shares.

Capital Expenditures

We made capital expenditures of RMB6.3 million, RMB10.7 million, RMB37.6 million ($4.9 million), RMB29.3 million and RMB16.1 million ($2.1 million) for the years ended December 31, 2004, 2005 and 2006 and the six months ended June 30, 2006 and 2007, respectively. In the past, our capital expenditures were used primarily for acquisitions of land and buildings for our private primary and secondary schools and additional office space in Beijing, Shanghai, Wuxi, Chongqing and Dalian relating to our online degree programs. Each of our three private schools, Pingdingshan School, Anqing School and Jingzhou School (Southern Campus), have associated properties that we own or lease. We estimate that our capital expenditures in 2007 and 2008 will be approximately RMB164.0 million, primarily relating to the construction of ten new learning centers and for new campuses at the Jingzhou School and Anqing School. We also expect to incur additional expenditures of approximately RMB35.0 million, in addition to RMB27.0 million that we have already incurred, in acquiring a new office building that we intend to purchase at the end of 2007 to house our corporate headquarters.

Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of June 30, 2007.

	Payment Due by December 31
	Total	2007	2008	2009	2010	2011	Thereafter
	(in RMB thousands)
Operating lease obligations	9,039	3,347	2,512	1,516	1,218	446	—
Convertible note(1)	26,490	—	26,490	—	—	—	—
Funding obligations to university partners(2)	9,000	—	—	—	—	—	—
Facility fees to a middle school(3)	20,125	325	1,000	1,000	1,000	1,200	15,600
Capital obligations for private primary and secondary schools(4)	154,731	17,931	106,000	30,800	—	—	—
Purchase obligations(5)	29,101	29,101	—	—	—	—	—

(1)	These amounts represent the unpaid aggregate principal amount of the convertible note. The convertible note bears interest at a rate of 8.0% per annum. Pursuant to the terms of the convertible note, one-half of the outstanding principal and accrued interest under the convertible note will be due and payable upon the closing of this offering and the remaining one-half will be due and payable on the one-year anniversary of the closing. In the absence of this offering, the principal and accrued interest under the convertible note would be due and payable on July 14, 2008.
(2)	We estimate that this amount will be required to fund the operating cost for our collaborative alliances with university partners. We are not obligated to make any payments at specific times, so we are unable to estimate when we will be required to make these contributions.
(3)	These amounts represent the user fees that our Anqing School will pay to the Fourth Middle School of Anqing for the use of certain facilities of the Fourth Middle School of Anqing over the period set out in the related agreement.
(4)	These amounts represent the remaining portion of our committed capital expenditures to the Anqing government and the Jingzhou government for the expansion of the Anqing School and the Jingzhou School (Southern Campus), respectively, of which RMB17.9 million has been contracted for with third-party contractors in 2007.
(5)	This amount represents the aggregate of the outstanding balance of the purchase price for a new office building for our corporate headquarters and the cost of related office equipment and fixture.

Other than the contractual obligations set forth above, we do not have any other long-term debt obligations, operating lease obligations, purchase obligations or other long-term liabilities.

Holding Company Structure

Our operations are conducted primarily through our Chinese subsidiaries, their subsidiaries and our Chinese affiliated entities and because of this structure, our ability to finance our operations and service any debt that we may incur depends upon the payment of dividends and fees by our subsidiaries and Chinese affiliated entities. The payment of dividends in China is subject to restrictions. Chinese regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with Chinese accounting standards and regulations, after setting aside a portion of their after-tax profits to fund certain reserve funds that are not distributable as cash dividends. Through certain contractual arrangements, we are able to require our Chinese subsidiaries and Hongcheng Education, Gotop Electronic and Xiandai Technology to pay us any cash they receives as dividends or other distributions with respect to their shareholdings in collaborative alliances and their subsidiaries and any other service fees or income they receive. Our ability to obtain cash or other assets under these contracts depends on their effectiveness and enforceability. For a description of these agreements and our Chinese counsel’s opinion as to their enforceability, see “Corporate Structure.” If we or any of our subsidiaries are unable to receive all of the revenue from our operations through these contractual arrangements or dividends, we may be unable to effectively finance our operations.

If our existing cash and cash flow are insufficient to meet our cash needs, including for capital expenditures and other investing activities, we may seek to sell additional equity or debt securities or borrow from lending institutions. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute our shareholders. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. Other than the warrants, we have not entered into any other derivative contracts that are indexed to our own shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. In addition, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Furthermore, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

FIN 46R requires a variable interest entity to be consolidated by the primary beneficiary of such entity. An entity is considered to be a variable interest entity if certain conditions are present, including where the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. As a result of our various agreements with Xiandai Technology and Hongcheng Education and their respective shareholders, we are considered the primary beneficiary of Xiandai Technology and Hongcheng Education, and these companies and all their subsidiaries have been consolidated in our financial statements. All significant transactions and balances between us, our subsidiaries, Xiandai Technology and Hongcheng Education have been eliminated upon consolidation.

Quantitative and Qualitative Disclosures about Market Risk

Interest rate risk

Our exposure to interest rate risk for changes in interest rates relates primarily to the interest receipts of excess cash deposited in banks. As of June 30, 2007, we had cash and cash equivalents of RMB108.8 million ($14.3 million). Cash and cash equivalents consist of cash on hand and in banks.

We have not been exposed to nor do we anticipate being exposed to material risks due to changes in interest rates, although our future interest income may fluctuate in line with changes in interest rates. The risk associated with fluctuating interest rates is principally confined to our cash deposits in banks, and, therefore, our exposure to interest rate risk is minimal. We currently do not use any derivative financial instruments to hedge interest rate risk.

Credit risk

The carrying amounts of cash and cash equivalents, accounts receivable and other receivables represent our principal exposure to credit risk in relation to our financial assets. As of June 30, 2007, substantially all of our cash and cash equivalents were held in uninsured accounts at major financial institutions located in China and Hong Kong that we believe are of acceptable credit quality. We have not used any derivative financial instruments to hedge interest rate risk.

Foreign exchange risk

Substantially all of our revenue generating operations are transacted in Renminbi, which is not fully convertible into foreign currencies and substantially all of our assets and liabilities, other than our U.S. dollar denominated convertible note, are denominated in Renminbi. As a result, the conversion of our revenue into foreign currencies is subject to PRC regulatory restrictions on currency conversion and we are exposed to risks posed by fluctuations in the foreign exchange market. The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. Any revaluation of the Renminbi may materially and adversely affect our cash flows, revenue and financial condition, and the value of, and any dividends payable on, our ADSs in foreign currency terms. To the extent we hold assets denominated in U.S. dollars, including proceeds from this offering, any appreciation of the Renminbi against the U.S. dollar could result in a charge to our income statement and a reduction in the RMB value of our U.S. dollar denominated assets.

We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk. See “Risk Factors—Risks related to the People’s Republic of China—The fluctuation of the Renminbi may materially and adversely affect your investment.”

Inflation and Monetary Risk

Inflation in China has not had a material impact on our results of operations in recent years. According to the National Bureau of Statistics of China, the change in Consumer Price Index in China was 3.9%, 1.8% and 1.5% in 2004, 2005 and 2006, respectively.

Recent Accounting Pronouncements

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115, or SFAS No. 159. SFAS No 159 provides companies with an option to report selected financial assets and liabilities at fair value. SFAS No. 159 is effective as of the beginning of a company’s first fiscal year beginning after November 15, 2007. We currently are evaluating whether the adoption of SFAS No. 159 will have a significant effect on our consolidated results of operations and financial position.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, or SFAS No. 157. SFAS No. 157 defines fair value, establishes a framework for measuring fair value under U.S. GAAP and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, with earlier application encouraged. We are currently evaluating the impact, if any, of this statement on our consolidated financial statements.

OUR BUSINESS

Overview

We are a leading educational service provider in China. Our primary business is to provide comprehensive services to the online degree programs of leading Chinese universities. Our services for online degree programs include academic program development, technology services, enrollment marketing, student support services and finance operations. We also operate private primary and secondary schools, market and support international post-secondary and English language curriculum programs to established learning institutions, and offer online interactive tutoring services to primary and secondary school students. We believe we are the largest service provider to online degree programs in China in terms of the number of higher education institutions that we serve and the number of student enrollments that we support. In 2007, the largest online degree program that we service, Renmin University of China, was named the largest online degree program in China in terms of student enrollment numbers by Xuexigang.com and Chinaonlineedu.com, two online education and distance learning websites. In addition, in 2006, we were ranked among the top ten education brands in China by the Sina.com Survey, based on online voting and evaluations of industry experts and media professionals. This survey also ranked the online degree programs of three of our university partners among the top ten online degree programs in China, based on online voting and evaluations by industry experts and media professionals. Our investors include Tiger Global, The McGraw-Hill Companies, IDG Technology Venture Investments and Bessemer Venture Partners.

We currently have strategic relationships with eleven universities, nine of which are under long-term, exclusive contracts that vary from 15 to 50 years in length. Nine of these universities currently operate online degree programs and the tenth and eleventh are awaiting regulatory approval to start their programs. As of June 30, 2007, approximately 165,000 students were registered in the online degree programs that we service through these relationships. These online degree programs are marketed under the brand names of leading universities in China, which allows us to benefit from the significant brand equity that these higher education institutions have established. Nine of our university partners have been included in the Chinese government’s 211 Program, which is a program to promote and develop the leading 100 Chinese universities into world-class institutions.

Our business has experienced significant growth since its inception in 1999. This growth has been driven by the increased number of universities we serve, the increased enrollment of the online degree programs of our university partners, and our expansion into other education-related lines of business. We generate our revenue from service fees and tuition payments derived from students who are enrolled in, or served by, our businesses. As of June 30, 2007, we were providing services to online degree programs that in the aggregate had approximately 165,000 registered students and we were serving approximately 42,000 students in our other lines of businesses. Our net revenue increased from RMB100.9 million in 2004 to RMB126.4 million in 2005 and RMB213.5 million ($28.1 million) in 2006, representing a CAGR of 45.2%. Our net revenue increased from RMB98.9 million in the six months ended June 30, 2006 to RMB120.0 million ($15.8 million) for the same period in 2007, representing an increase of 21.3%. Our income from operations declined from RMB22.3 million in 2004 to RMB11.2 million in 2005 but increased to RMB57.2 million ($7.5 million) in 2006. Our income from operations increased from RMB27.8 million in the six months ended June 30, 2006 to RMB33.3 million ($4.4 million) for the same period in 2007. Our net income attributable to ordinary shareholders improved from a net loss of RMB4.0 million in 2004 and a net loss of RMB2.9 million in 2005 to net income of RMB25.5 million ($3.4 million) in 2006. Our net income attributable to ordinary shareholders declined from RMB17.1 million for the six months ended June 30, 2006 to RMB12.5 million ($1.6 million) for the same period in 2007. This decline was primarily due to the increase in our income tax provision for the six months ended June 30, 2007 as compared with the same period in 2006 as a result of uncertainties regarding the future status of our Chinese subsidiaries and Chinese affiliated entities under the new tax laws which will become effective on January 1, 2008. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Taxation” in this prospectus. Net revenue from our online degree programs contributed 100.0%, 78.0%, 73.5% and 74.0%, respectively, of our net revenue in 2004, 2005, 2006 and the six months ended June 30, 2007.

Our Market Opportunity

The Chinese Education Market

Reflecting the magnitude of the overall population, the size of the education and training market in China is the largest in the world and growing rapidly. According to the World Bank Study, of China’s approximately 1.3 billion people, around 260 million are students enrolled in basic, secondary and higher education programs and an additional 68 million adults are enrolled in a variety of other education and training programs. Education spending in China is expected to grow rapidly as demand for more skilled labor grows, and as a result the participation rates in the educational system increases. According to the Eleventh Five-Year Plan, the Chinese government has targeted a significant increase in the overall level of spending on education, which includes both public and private spending, to 4.0% of GDP by 2010, compared with 2.8% of GDP in 2005. Assuming GDP increases to $2.3 trillion by 2010, as projected by China’s State Council Development Research Center, achieving the government target for the education sector would result in total education spending, both public and private, increasing from $75.0 billion in 2003 to $242.0 billion by 2010. The growth in educational spending will likely be driven by several factors, including favorable demographic trends, growth in per capita and disposable income, the limited supply and growing demand for post-secondary education, government initiatives, and an increasing emphasis on higher education as well as English proficiency as a means to increase China’s international competitiveness.

Favorable Demographic Trends.    The market for educational services in China is large. According to the China Statistical Yearbook (2007), in 2006, approximately 686 million people in China were between the ages of five and 39, an age group that includes our target market of school age children and working adults who pursue primary, secondary and post-secondary education. The growing trend toward urbanization also expands the market for educational services in China, since urban population centers have a higher overall penetration rate in terms of participation in the educational system and most workers require supplementary skills to remain competitive in their jobs. According to the Global Demographics Limited’s Report on Understanding the Evolving Demographic Landscape in China published in 2007, or the Global Demographics Report, the proportion of China’s population living in urban areas increased from 36% in 2000 to 43% in 2005 and is expected to increase to 47% by 2011 and 51% by 2016. The World Bank Study estimates that, in terms of educational levels of the population achieved in 2001, the penetration rate for participation in the educational system at the post-secondary level was 18 times more than that of the rural population and four times more at the secondary level.

Growth in GDP Per Capita and Disposable Income.    Reflecting China’s significant economic growth, the country’s per capita income has grown substantially between 1990 and 2006. According to the International Monetary Fund, China’s GDP per capita has increased at a CAGR of 11.7% from approximately $340 in 1990 to approximately $2,000 in 2006 and, according to the Global Demographic Report, is expected to increase to approximately RMB19,700 ($2,588) in 2010. According to the China Statistical Yearbook (2007), the per capita disposable income in urban areas has also increased, from approximately RMB6,300 in 2000 to approximately RMB11,800 in 2006. As a result of this continuing economic growth, Chinese consumers will have greater amounts of disposable income to spend on services such as education.

Emphasis on Higher Education and English Proficiency.    We believe that China’s accelerating integration into the global economy and Chinese citizens’ increasing recognition that higher education leads to greater rewards in terms of income and career opportunities are resulting in increased demand for post-secondary, international, and English language education programs. According to the World Bank Study, the enrollment rate for post-secondary education increased from 3.4% in 1990 to 12.5% in 2000 and 19.0% in 2004. According to a survey conducted by ChinaHR.com in 2003, or the ChinaHR.com survey, a new bachelor degree graduate in China on average earns approximately twice the initial income of a high school graduate. We believe this income differential has and will continue to motivate people to continue their education. English language training is also in strong demand in China as employers look for employees with strong English language communication skills as China’s economy becomes more global. According to the ChinaHR.com survey, the average salaries of

Chinese employees with advanced levels of English are 71.9% higher than those with basic levels of English, while those of employees with intermediate levels of English have salaries that are 27.4% higher.

Government Educational Initiatives.    The Chinese government has indicated that improving the country’s educational system is a high priority in its Eleventh Five-Year Plan, which covers the years 2006 to 2010. The government plans to increase the overall level of Chinese citizens’ participation in the Chinese educational system. In the Law on Promoting Private Education in China, issued in December 2002, the government planned to encourage private educational services as part of its long term strategy. And in the Eleventh Five-Year Plan, the government targeted a significant increase in the overall level of spending on education, by public and private sources, to 4.0% of GDP by 2010, compared with 2.8% of GDP in 2005. Assuming GDP increases to $2.3 trillion by 2010, as projected by China’s State Council Development Research Centre, achieving the government target for the education sector would result in total education spending, both public and private, increasing from $75.0 billion in 2003 to $242.0 billion by 2010. Given the limited public resources available for this planned expansion, we expect private providers to increase their share of the education market. Currently, China has 16.6% of the world’s total students, but China accounts for only 3.3% of world’s total educational spending according to the World Bank Study. According to the MOE, in 2001, China’s funding per student was approximately 75% of the average for countries belonging to the Organization for Economic Cooperation and Development, or the OECD.

Supply and Demand Gap for Post-Secondary Education.    According to the World Bank Study, in 2001, of China’s population between the ages of 25 and 34 only 16% had attained upper-secondary education (grades 11 to 12) and only 6% had attained post-secondary education, compared to 74% and 27% in OECD member countries. Although China has made progress in increasing its educational participation rates, these rates remain low in comparison with OECD countries. Given the anticipated increase in China’s post-secondary education participation rates, significant expansion of online degree programs can address overall capacity problems without having to resolve the physical capacity constraints of traditional on-campus education programs. According to the MOE, in 2006, only 22% of students enrolled in post-secondary education. Additionally, as its economy continues to develop, China is expected to experience a growing adult population in post-secondary programs. This is consistent with overall global trends where the average age of students in such programs has been consistently increasing to accommodate the need for more specialized degrees.

Increased Growth in Private Education.    As the demand for education resources grows in China, together with the supply demand imbalance, there are increasing opportunities for private sector education providers to satisfy the growing demand. According to the MOE, as of 2006, the number of private kindergarten, primary and secondary schools had increased from 28,151 schools in 1994 to 89,383 schools in 2006, while aggregate student enrollment increased from 1.4 million students to 18.3 million students over the same period. Similarly, post-secondary education has further seen increased enrollment among private sector institutions. According to the MOE, the number of independent private colleges and universities has increased from 21 institutions in 2000 to over 318 institutions by 2006. Over the same period, private sector student enrollment has increased from 140,000 students to 1.5 million students. Recent Chinese legislations including The Law of Promoting Private Education (2003) and The Implementation Rules for Law for Promoting Private Education (2004) provide additional support for private sector providers.

Post-Secondary Online Education

The market for online degrees in China is large and growing rapidly. According to the MOE, the size of the online degree market increased from approximately 32,000 students in 1999 to approximately 839,000 students in 2004. The MOE also estimates that, in 2005, over 3.0 million students were enrolled in all forms of distance post-secondary education including correspondence, television broadcast and online universities. The increased demand for online education is largely driven by a number of trends including China’s accelerating transformation from an agricultural economy to a manufacturing and knowledge based economy, the limitation of traditional means of higher education to address the demands of working adults and the increasing penetration of personal computer and broadband use in China.

According to the National Bureau of Statistics of China, China’s GDP grew at over 10% per year from 2003 through 2006. According to the World Bank Study, from 1980 to 2004, agricultural output in China as a percentage of the overall economy decreased from 30% of GDP to 13% of GDP, while during this same period, the service sector increased from 21% of GDP to 41% of GDP. In addition, agricultural employment decreased rapidly during this period from 69% to 43% of total employment, while employment in the service industries increased from 12% to 29% of total employment. According to the World Bank Study, in China, approximately 12 to 15 million people transition each year from agricultural activities and towns to non-agricultural activities and cities. This transition is expected to result in an additional 300 million employees in the industry and service sectors by 2020.

As of 2006, according to the China Statistical Yearbook (2007), there were approximately 185 million people in China between the ages of 25 and 34, the typical age group for adult post-secondary education. According to the World Bank Study, in 2001, of China’s population between the ages of 25 and 34 only 16% had attained upper-secondary education (grades 11 to 12) and only 6% had attained post-secondary education, compared to 74% and 27% in OECD member countries. Although China has made progress in increasing its educational participation rates, these rates remain low in comparison with OECD countries. Online degree programs are helping to increase post-secondary education penetration rates, and, according to the MOE, online degree education as a percentage of total adult degree education increased from 5.0% in 2000 to 20.0% in 2005. Although traditional on-campus universities have greatly expanded their enrollment capacities, they still face capacity constraints and they primarily serve full-time university students. Other traditional methods of working adult degree education, such as television broadcast universities, lack flexibility in course selection, interactive delivery of courses and market-oriented curricula. Online degree programs are specifically targeted at working adults, and under existing MOE regulations, may only recruit working adults and not existing full-time university students. According to the World Bank Study, the majority of distance learners in China are working adults, and, as of June 2007, there were approximately 68 million adult learners attending various non-diploma adult schools or training facilities.

Growth in the number of Chinese with broadband Internet access has also increased the demand for online education. According to the Statistical Report on Internet Development in China published by China Internet Network Information Center in July 2007, or the CINIC Report, as of June, 2002, there were only approximately 46 million Internet users in China, but by June 2007, this number had grown to approximately 162 million, with approximately 122 million of them having broadband Internet access. As the number of Internet users continues to grow and the Internet becomes more integrated into delivering services to users, we expect online education to continue to grow.

Vocational/Polytechnic Education

The Chinese labor market has become more competitive, and increasingly requires strong technical skills, particularly as businesses in China seek to move from low-skilled, labor-intensive industries to those requiring higher skills. Vocational education is divided into vocational secondary education and higher vocational education. The current Chinese vocational education market is capacity constrained, with the demand for skilled laborers unmet by the education and training market. Most recently, the Chinese central government invested RMB10.0 billion ($1.3 billion) in vocational education, which mainly supported the construction of practical training bases for vocational education, acquired and upgraded teaching equipment and provided student tuition assistance. In 2006, there were a total of 5,765 higher vocational schools in China which had enrollment of approximately 6.6 million students. According to the Chinese State Council, enrollment in vocational schools should reach approximately 8 million by 2010, producing approximately 25 million graduates from secondary vocational education between the years 2005 and 2010.

Private Primary and Secondary Schools

Although still heavily regulated, private primary and secondary schools in China have more flexibility than public schools to teach additional subjects and to emphasize specific subjects. Private schools are able to teach

English at an earlier age and to deliver education in smaller classes than are public schools. Many parents are increasingly demanding that their children be taught in both Chinese and English to give their children a competitive advantage. This demand has driven the emergence and growth of high-quality private primary and secondary schools, many with an emphasis on English language education. According to the MOE, between 2003 and 2006, private primary school enrollment increased from 2.4% to 3.8% of total enrollment. Between the same period, secondary school enrollment in the private sector has increased from 4.6% to 7.6% of total enrollment. In addition, between 2002 and 2005, China accounted for approximately 70% of the growth in primary and secondary enrollment worldwide according to the World Bank Study.

Language Training

The Chinese government requires most secondary schools and polytechnic institutions to offer English language courses. Recognizing the importance of learning English, students (with assistance from their parents) increasingly are seeking to enroll in high-quality English language programs and are willing to pay premium tuition fees for these courses. According to Beijing Guochuang Tiancheng Investment Consultant’s In-Depth 2007 English Training Market Analysis and Forecast Report of 2010 Development, the English language training market in China has grown rapidly, from RMB10.0 billion ($1.3 billion) to RMB16.0 billion ($2.1 billion), respectively, between the years 2000 to 2006 and is expected to increase to RMB30.0 billion ($3.9 billion) in 2010.

Online Tutoring

Internet usage in China is growing rapidly, with substantial use by students in K-12. According to the CINIC Report, the number of Internet users in China increased from 45.8 million people in 2002 to 162 million people in 2007. From June 2006 to June 2007 alone, the overall penetration rate increased by 31.5% according to the CINIC Report. The CINIC report also indicates that, among the middle/primary school student population of approximately 216 million, there are approximately 40 million students regularly using the Internet for an overall penetration rate of approximately 20%, with a particularly high penetration rate among high school students, of whom more than 50% regularly use the Internet. Online tutoring serves Chinese students well by offering a highly competitive student population the ability to receive on-demand assistance with their rigorous academic programs. Private after-school tutoring in China is highly fragmented and typically performed by individual providers on a local basis. As a result, there are great discrepancies in the quality of teaching offered. In addition, there are large differences in the allocation of educational resources among tiers of schools and among geographical regions. Students who attend lower-ranked schools often wish to seek access to teachers from higher-ranked schools.

Our Strengths

We believe that the following strengths will enable us to capture the rapid growth opportunities in the education service market in China:

•

Market leadership and proven track record.    We are one of the market leaders in the education services market due to our early mover advantage, proven track record and delivery of innovative services that are in high demand. We believe we are the leading company in China providing comprehensive services, technology, and operating support to universities offering online degree programs, in terms of both number of institutions served and the number of enrollments that we support. Our experienced management team, established technology platform and capabilities, operational expertise and content portfolio allow us to effectively attract and retain customers as well as identify new opportunities in the private education market.

•

Substantial knowledge of our customers and the Chinese education market.    Through our eight-year operating history, early efforts to develop an online technology platform and comprehensive service offering for Chinese universities, we have acquired substantial knowledge of the education market and the needs of its consumers. As we have expanded our service offerings, we have been able to take advantage of our market knowledge to address additional areas in which we believe we can leverage our experience, processes and technology to meet the needs of the market. As a result, we have expanded our business to include the distribution and support of international curriculum, private primary and secondary schools and an online tutoring platform.

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Provider of premier services for online degree programs.    We believe our superior products position us as an attractive choice for both academic institutions and students for online degree programs. We have provided comprehensive services and support to universities for their online degree programs since 1999. Our service model and technology platform have proven to be successful, as shown by our leading position in terms of number of institutions served. In addition, we have developed a wide array of proprietary courseware, from which we currently tailor over 770 courses for our university partners based on their different requirements. Many of these courses can be used as a basis to develop similar courses when we add new university customers, thus enabling us to benefit from economies of scale. We use this service model with our reliable technology platforms, comprehensive library of courseware and operational and marketing expertise to help universities achieve their academic and financial goals.

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Experienced management team with proven track record.    We have an experienced management team with an average of over 10 years of experience in either the education services industry or the online services industry. We have recruited strong leaders with proven skills to serve in key positions within our management team, and our team includes members with substantial experience in education, technology, marketing and finance.

Our Strategy

Our strategy consists of the following key elements:

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Expand the penetration of our online degree program services.    We plan to take advantage of our established leadership position and track record to expand the penetration of our services to online degree programs by increasing the number of universities that use our online degree program services and by helping our existing university customers to increase enrollment in their programs. We are actively targeting new universities to become our partners for their online education programs. In addition, we plan to help our existing university customers to increase enrollment in their online programs by helping them to expand their course offerings, to assist them in improving their marketing and recruitment initiatives and to assist them in reducing student attrition. We are also continually working to enhance our technology platform to improve the students’ online learning experience.

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Establish a network of learning centers for online degree programs.    To strengthen our ability to assist our customers’ online degree programs in recruiting students and improving student service quality, we are building a network of learning centers, initially in key cities, and, if regulatory approval is obtained, across China. In February 2007, we received a provisional approval from the MOE to operate learning centers in China for a trial period of up to 18 months. According to Distance Education in China, a magazine under the administration of the MOE, in May 2007, we were one of only three entities that have been given this approval by the MOE to operate learning centers in multiple provinces in China. Under our provisional approval, during the trial period, we can operate 10 learning centers in four provinces, Beijing, Shanghai, Jiangsu and Zhejiang. In August 2007, we opened one learning center in Beijing. We plan to open the other nine learning centers by the end of 2007. We believe that opening these learning centers will allow us to significantly enhance our brand recognition, increase access to potential students for online degree programs and enhance profitability. We also plan to establish strategic relationships with universities that currently are not our online degree program customers, to provide learning center services to their online degree programs.

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Continue to strengthen our brand name and our reputation.    We will focus on continuing to build our brand name and our reputation among our existing customers, as well as among other Chinese and foreign education institutions. We believe that building our brand and reputation will allow us to attract new schools and students to our current business lines. We are also increasing awareness of our online tutoring program and learning centers by increasing advertising to continue to build brand recognition. We are taking part in a wide range of activities to promote our brand and reputation, such as participating in conferences, sponsoring industry events and publishing articles in education trade journals.

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Develop new products and services to further enhance the learning experience of existing students and attract new students.    We plan to increase our research and development efforts to develop new products and services with respect to our online tutoring and online degree programs to introduce more robust online learning programs, to enhance the students’ learning experience and to improve their sense of community. We further plan to enhance our online tutoring program by recruiting additional high quality teachers, expanding the type of programs offered and incorporating more interactive technology to increase student retention and student usage rates for our programs. In addition, we plan to develop new products for children from pre-school age to grade 3 and their parents.

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Pursue strategic acquisitions.    During the past two years, we have made strategic acquisitions to broaden our service offerings and to expand into additional segments of the Chinese educational market. We plan to continue to consider and seek acquisition opportunities that are complementary to our existing lines of business or that can further expand the services that we can provide to our customers.

Our Business

We are a leading educational service provider in China. Our primary business is to provide comprehensive services to the online degree programs of leading Chinese universities. We also operate primary and secondary schools, market international post-secondary and English language curriculum programs to established learning institutions, and offer online interactive tutoring services to primary and secondary school students.

Online Degree Programs

Our primary business is to assist universities in China to establish, operate and expand their online degree programs. We currently provide services to nine universities (with the tenth and eleventh universities awaiting regulatory approval) for their online degree programs, more than any other provider of comprehensive services in China. These online degree programs had approximately 151,600 students registered in the Fall 2006 semester and approximately 165,000 students registered in the Spring 2007 semester. The online degree programs we currently service offer associate and bachelor degree programs in a wide range of subjects, including, but not limited to, accounting, marketing, finance, business administration, international business, law, civil engineering, education, computer science, literature, project management, marketing and administrative management. These online degree programs are aimed primarily at working adults who have sufficient economic means to support their studies and value the flexibility of a self-paced online educational process. Based on a survey that we conducted among students registered in these online degree programs in 2005, approximately 72% of registered students are between the ages of 21 to 30, and approximately 16% are between the ages of 31 to 35. In 2005, 2006 and the six months ended June 30, 2007, we generated 78.0%, 73.5% and 74.0%, respectively, of our net revenue from online degree programs.

Online degree programs in China must be approved by the MOE. At present, 67 universities in China have received approvals from the MOE to operate online degree programs, as well as the China Central Radio and TV University, which functions primarily as a distance learning facility. The China Central Radio and TV University delivers its courses to students primarily over satellite and television and we believe it currently does not compete with the other 67 universities in the online degree program market. As of June 30, 2007, most of these 67 universities had registered students in their online degree programs and we currently provide services to nine of these universities (with the tenth and eleventh universities awaiting regulatory approval). Students registered in online degree programs can pursue either associate degrees or bachelors degrees at the university level. They must generally prepay tuition for a minimum number of credits upon admission and subsequent enrollment, which can be applied to credits sought after their initial semester. The total number of credits required to graduate from an online degree program offered by these universities generally ranges from 80 credits for associate degrees to 160 credits for bachelor degrees. The tuition per credit ranges from approximately RMB65 to RMB180. The tuition charged to students is subject to the review and approval of the pricing administration authority and the filing with the relevant education authority.

Learning centers assist the universities with a number of vital functions for their online degree programs, including marketing, enrollment administration, student services and tuition collection. The learning centers also provide academic review sessions and technical support for students. The physical presence of learning centers is complementary to online distance learning, since it facilitates face-to-face tutorial sessions, student consultations, and course material distribution. The learning centers also ensure the integrity of examinations, as entrance exams and final exams are conducted on site at the learning centers, allowing testing to occur under controlled environments. Learning centers are generally operated by third parties that have entered into agreements with universities. Many learning centers are owned by polytechnic, or vocational, schools, allowing these institutions to leverage their infrastructures to serve the higher education market. In February 2007, we received a provisional approval from the MOE to operate 10 learning centers in selected cities and provinces in China for a trial period of up to 18 months. According to Distance Education in China, a magazine under the administration of the MOE, in May 2007, we were one of only three entities that have been given this approval by the MOE to operate learning centers in multiple provinces in China. In August 2007, we opened one learning center in Beijing and entered into agreements with three universities to provide recruiting services for their online degree programs for the 2007-2008 academic year. We plan to continue to enter into similar agreements with other universities. In addition, we expect to establish our other nine learning centers by the end of 2007.

Our Services

Through collaborative alliances and other revenue-sharing arrangements, we offer a comprehensive service platform to our university customers, including academic program development, technology services, enrollment marketing, student support services and finance operations. We also provide the initial capital resources needed to establish their online degree programs. We believe we are the only service provider in China that offers a comprehensive set of services to online universities that supports virtually all aspects of a student’s progression through an online degree program. Through these services, we enable our customers to quickly establish an online degree program with a high level of student service quality and significantly expand or improve existing initiatives with minimal initial investment. Our strategic relationships with universities are based upon long term contracts that vary in length from eight to 50 years.

Academic Program Development:    Academic program development entails the design and development of instructional materials, multimedia learning materials and quality assurance processes. The overall development time for a single course can range from as little as three weeks to as long as four months, depending on the subject matter and complexity of the course materials. We have developed over 770 online courses for our university partners’ programs, all of which are proprietary to us or to our university collaborative alliances. As such, many of our previously developed courses can be used as the basis to develop similar courses when we add new university customers, thus enabling us to benefit from economies of scale.

Technology:    Our technology consists of a series of systems and tools, including our Learning Management System, or LMS, which enables the online degree programs to manage the entire student life cycle from application to graduation by providing system support to the student’s learning process and the university staff’s daily management process. We believe that our LMS is among the most advanced offerings in the market. This system manages courseware, including multimedia lectures, assignments and quizzes, and provides management information tools supporting the course offerings. We also provide certain customers a learning content creation and management system, which enables the team working on courseware development to bring the courseware from the concept and design stage to production and implementation. Our technology also supports an interactive, community-based learning environment through chat rooms, online forums and bulletin board systems. We also host and support all of the software and hardware and software requirements of our online degree university partners.

Enrollment Marketing:    Our support for universities’ student recruitment efforts includes the development and implementation of on-line and off-line marketing strategies and promotional events, as well as the creation of collateral material to support those efforts. We further assist universities in identifying, retaining and supervising learning centers, including training learning center staff on executing our marketing programs. We constantly revise our marketing programs to maximize demand for our university partners’ programs. Our marketing programs emphasize the unique characteristics of each of our university partners’ offerings.

Student Support Services:    We employ significant resources in developing student support services for our university partners’ programs to assist students in completing their course work and improving retention. Support services that we provide to students include online and offline tutorial resources, academic review sessions, student consultations and mock examinations. We also maintain a dedicated staff of student service counselors whom students may call upon to address any questions they may have regarding the student support services.

Until late 2004, we marketed and sold our proprietary courseware and technology solutions to universities and other education companies. However, to take advantage of the synergies created by the growing number of universities utilizing our services and technologies, in 2005, we decided to focus on building a comprehensive service model with these universities, and have significantly reduced, and in the future will continue to limit, the provision of one-time courseware and technology sales.

Structure and Revenue Model

Our relationships with our university partners are structured either as collaborative alliances or as long-term contractual service arrangements. Each of our university customers pays our collaborative alliances or, in the case of service contracts, us a share of the tuition collected by the universities, after deducting certain expenses, including learning center fees.

Collaborative Alliances.    Our relationships with seven of our university partners (including the two still seeking regulatory approval for their online degree programs) are structured as collaborative alliances. In our collaborative alliance structures, we establish a collaborative alliance with the university (or a commercial subsidiary of the university), which in turn provides services and support to the university’s online degree program. The collaborative alliances with our university partners have terms ranging from 20 to 50 years and are exclusive in nature. We have the majority interest in each of these collaborative alliances. We are generally responsible for contributing the initial capital required for the establishment and startup of the collaborative alliances, which has historically ranged from approximately RMB5.0 million to approximately RMB20.0 million. Our university partner pays to the collaborative alliance a service fee equal to a portion of its tuition revenue from its online degree program, after deducting certain operating expenses, administrative fees paid to the university, fees paid to learning centers for services such as student recruitment and tuition collection and, in some cases, licensing or technical consulting fees paid to us.

Long-Term Contractual Service Agreements.    We also have entered into long-term contractual service arrangements with four of our university partners, two of which are exclusive arrangements. Pursuant to these agreements we provide services and technology to support each respective university’s online degree program for a fixed period of time. We receive service fees equal to an agreed portion of tuition collected by the university from students in their online degree programs. The amount of the payments is based on a negotiated formula, which may depend on the number of students in the program or students registered from certain geographic territories.

University Customers

The number of registered students in the online degree programs we service has grown rapidly, from approximately 30,000 registered students at 2002 calendar year-end, when enrollment commenced at our first university customer’s online degree program, to approximately 165,000 registered students at June 30, 2007 at our nine existing university customers. In 2004, 2005, 2006 and the six months ended June 30, 2007, 87.7%,

71.4%, 67.3% and 60.0%, respectively, of our net revenue was derived from our services to our five largest online degree program customers. Our three largest customers, Renmin University of China, China Agricultural University and Dongbei University of Finance and Economics, accounted for 17.8%, 18.6% and 15.2%, respectively, of our net revenue in 2006 and 21.6%, 15% and 14.1%, respectively, of our net revenue in the six months ended June 30, 2007.

The following map shows our existing university customers:

Sales and Marketing Strategy

The two key elements of our sales and marketing strategy are increasing the number of university online degree programs utilizing our services and helping our current customers recruit and retain more online degree students. We employ a business development team to establish new relationships with universities, both those with existing online programs and others that are interested in developing new programs. We are in discussions with additional universities regarding their online programs. Historically, we have been able to generate revenue from a new university partner or customer within nine to 17 months from the time we initiated formal discussions with the university regarding its program. Typically we have required six to 12 months to develop and consummate a contractual relationship with a new university and another three to five months to implement our service offerings and commence enrollment in the online degree program.

The university’s and our relationship with the learning centers is essential to the sales and marketing of online degree programs to new students. The learning centers assist the online programs with a number of vital functions, including recruitment, marketing and logistic services for such programs. To provide a nationwide physical presence and to strengthen our sales network, we have assisted our university partners in developing relationships with approximately 340 learning centers, which cover most major cities in China. We provide student support training to many learning centers and assist learning centers in advertising to solicit students. The relationships between the learning center operator and the university are typically governed by non-exclusive compensation arrangements that are subject to annual re-negotiation. The majority of the learning centers are owned and operated by independent third parties.

To further expand our access to potential students and enhance the sales and marketing of online degree programs, we are developing our own network of learning centers. In February 2007, we received a provisional approval from the MOE to operate 10 learning centers in four provinces, Beijing, Shanghai, Jiangsu and Zhejiang for a trial period of up to 18 months. Upon the receipt of the related approval from the educational authorities of these four provinces, we plan to establish and operate learning centers in those provinces. In August 2007, we received the related provincial-level approval from the Beijing education authorities to operate learning centers in Beijing and opened one learning center in Beijing. Subject to receiving the related approval from the other provincial-level education authorities to establish learning centers, we plan to open the other nine learning centers by the end of 2007. After the trial period, the MOE will decide whether to issue us a permanent approval to operate learning centers on a nationwide basis in China based on the performance and operation of our learning centers during the trial period.

We also plan to establish strategic relationships with universities that are currently not our online degree program customers to provide learning center services to their online degree programs, and work to expand the network of learning centers serving our existing university partners.

Competition

There are two main components of competition within the online degree program market: competition among service providers to attract and retain additional university partners; and competition among online degree programs seeking to enroll students. We currently serve nine out of the 67 universities that have been approved to offer online degree programs in China and we have contracted with two additional universities that are awaiting regulatory approval to start their programs. There are 58 other universities currently offering online degree programs that either independently run their programs or outsource services for their programs to other service providers. While we are trying to establish relationships with additional universities with respect to their online programs, several companies offer services that compete with our service offerings either on a comprehensive basis or, more commonly, on a service-by-service basis. We compete with these companies primarily on the scope and quality of our service offerings to university partners, and to a lesser extent, price.

Our revenue from the online degree programs we service depends on these programs’ total tuition cash receipts. The online degree programs that we service must compete with other online programs, as well as with other education and training programs that are seeking to enroll students. Recruitment of students for online degree programs relies heavily on learning centers, most of which are owned and operated by third parties. Although we have assisted our university customers in developing relationships with approximately 340 learning centers, these learning centers can be subject to varying degrees of customer loyalty due to the strong competitive position they occupy. In addition, many learning centers assist with recruitment on behalf of other online degree programs, and, as a result, the online degree programs that we support face considerable competition for recruiting at the learning centers.

International Curriculum Programs

We distribute and support English language programs to secondary schools and international polytechnic programs to vocational schools in China. We provide all aspects of delivery and support for these programs, including program development and implementation, English teacher recruitment and administration, and other ancillary services. We generate revenue based on the enrollment fees students pay to the participating schools with whom we have entered into revenue sharing arrangements, based either on a fixed fee per student or a percentage of the enrollment fee per student. For the 2006-2007 academic year, approximately 4,700 students were enrolled in the international curriculum programs. In 2005, 2006 and the six months ended June 30, 2007, we generated 3.8%, 13.3% and 13.2%, respectively, of our net revenue from international curriculum services.

Although there are many Chinese universities and colleges that have established relationships with foreign “sister” schools, we are not aware of any other company in China that has a dedicated business line focused on distributing and supporting curriculum from established foreign educational institutions. We therefore believe that we are uniquely positioned to be a leader in this new market. We do compete more generally in the market for K-12 students seeking to learn English with other providers of English language training programs. These providers include other private school operators that are offering English language programs, sister school programs, after school programs, distance learning programs and self-study materials.

We intend to expand the number of schools offering the BCIT and FEC programs by actively marketing the programs to polytechnic colleges and secondary schools in China. The market for English language instruction services is highly competitive in China, yet extremely fragmented and localized. We intend to concentrate on adding new schools in the coastal and relatively more affluent regions of China, which include approximately 150 cities. In addition to adding new Chinese polytechnic colleges offering the BCIT program, we plan to increase the number of majors and subjects covered by the international post-secondary education program in order to attract additional students. We also plan to explore strategic relationship opportunities with other polytechnic colleges in Canada, the United Kingdom and Australia. In the near term, however, our plans to add new polytechnic colleges to our BCIT program and explore strategic relationship with other polytechnic colleges, have been postponed due to the general suspension of the approval for new Chinese-foreign cooperative polytechnic education programs by the MOE until at least the end of 2008. See “Regulations—Regulations on Operating Private Schools.”

The FEC Program.    We acquired our interest in, and began providing services with respect to, English language programs in September 2005. At that time, we acquired the right to serve as the exclusive service provider to all of Western Institute of Technology at Taranki’s English language programs, known as FEC, within China until September 2020. Western Institute of Technology at Taranki, or WITT, is a government-owned post-secondary education institution based in New Zealand that offers English language programs for overseas students. The FEC program provides secondary schools in China with high-quality English language instruction programs using native English speakers for their students. Students at schools that participate in the FEC program must choose to be enrolled in the FEC program when applying for admission to the school. The FEC program’s English curriculum typically consists of five hours of class time each week. Currently, approximately 70 native English-speaking teachers are deployed to work in the 18 schools offering the FEC program. Most of these English teachers were recruited from New Zealand, Australia, Canada and the United Kingdom.

We believe that the FEC program has been and will continue to be well-received by parents and students due to the high quality of the English language instruction. We also believe that there is a vast market of students throughout China whose needs for high quality English language instruction, such as the FEC program, are not currently being met by the Chinese public schools. We intend to target schools in the markets where the Chinese public schools do not meet the public need for English language instruction. In addition, a core element of our marketing strategy is highlighting the program’s role in enabling students to differentiate themselves for college entrance examinations and to better compete in a competitive education system and job market.

The BCIT Program.    We entered into an exclusive service provider relationship with the British Columbia Institute of Technology, or BCIT, a leading polytechnic institute in Canada, in February 2006. In this program, we provide services to BCIT in implementing international post-secondary education programs and market these programs to selected polytechnic colleges in China approved by BCIT from time to time, enabling these colleges to offer up-to-date courses across a wide variety of majors and subjects to their students. We are BCIT’s exclusive service provider in China for these selected polytechnic colleges until 2020. At present, we provide services to the BCIT programs of six polytechnic colleges approved by BCIT to offer these programs. The BCIT international post-secondary education program provides a three-year associate degree program to high school graduates seeking international vocational education within the environment of a Chinese polytechnic college. Through the participating colleges in China, the program offers a wide variety of majors and subjects such as business, computing and information technology, manufacturing, electronics, construction, environment, transportation and health science, all developed by BCIT. The program is unique in that entry-level courses and related course materials are in Chinese, but instruction and course materials for more advanced courses are transitioned to English.

We believe that the BCIT program is highly attractive to students as it offers them the opportunity to pursue a foreign degree and provides them with practical, job-oriented vocational training in English, which enables the students to improve their language skills in their respective professional areas. For participating Chinese polytechnic colleges, the BCIT program enables them to distinguish themselves from their peers by offering an international dual degree program with a world-class polytechnic curriculum and overseas-trained faculty. Such differentiation also enables these colleges to collect higher tuition fees from the students enrolling in the program.

Private Primary and Secondary Schools

The market for private primary and secondary schools in China is growing rapidly. We believe that private primary and secondary schools will play an increasingly important role in providing quality education in China, particularly to the children of the emerging middle class. Parents in China, as in the rest of the world, are continuously searching for the best educational solutions for their children. By acquiring or partnering with leading established institutions, we believe the private primary and secondary school business represents a compelling business opportunity for us. According to the World Bank Study, between 2002 and 2005, China accounted for approximately 70% of global primary and secondary enrollment growth. As a result of this market opportunity, we acquired three private schools in 2005. We believe this market opportunity is attractive, complements our existing sources of revenue and also provides us with opportunities to realize synergies with our other K-12 business lines, specifically our 101 Online School and our FEC program. English language training is a core element of our curriculum at each of our schools and is a central to our strategy of establishing schools with elite reputations. In each of our three schools, we have introduced, or plan to introduce, a performance-based incentive system for teachers and administrators, improved management systems, and enhanced academic offerings. We also provide technical services to enhance their operations. We have also improved, or plan to improve, the existing infrastructure of these schools or to build new facilities to accommodate larger student populations. Our school operations are currently located in: Angqing, Anhui province; Jingzhou, Hubei province; and Pingdingshan, Henan province. In 2005, 2006 and the six months ended June 30, 2007, we generated 6.8%, 5.1% and 5.2%, respectively, of our net revenue from this line of business.

Anging Foreign Language School

Through our Chinese affiliated entity, Hongcheng Education, we currently operate the Anqing Foreign Language School, or the Anqing School, a private primary school, grades 7 to 9, which has been operational since 2004. The Anqing School is regarded as one of the leading schools in the market that it serves. We are currently constructing a new campus for the school and expect to begin recruitment for the new campus in the third quarter of this year. During the 2006-2007 academic year, the Anqing School had an enrollment of approximately 1,400 students. In 2007, the Anqing School had the highest exam scores in Anqing for students enrolled in grades 7 and 9. The school is also well regarded for its English language program and foreign English language teachers. The Anging School was established in 2004 and has seen its enrollment grow rapidly from 184 students in its first full year of operations.

Jingzhou School (Southern Campus)

Through our Chinese affiliated entity, Hongcheng Education, we are constructing a new private secondary school for students in grades 9-12 in Jingzhou, Hubei province. The school will be established as a partnership with Jingzhou High School whereby we will own 75% of the new school and our partner Jingzhou High School will own 25%. Under the cooperation agreement between Hongcheng Education and Jingzhou High School, we will undertake construction of the new campus and Jingzhou High School will contribute its brand as well as management and teaching resources to the school. The school is expected to become operational in 2008 and will have capacity to serve approximately 6,000 students.

Pingdingshan Bilingual School

In 2005, we acquired all of the rights and interests in the Pingdingshan Bilingual School. The Pingdingshan Bilingual School is a private primary school, grades 1-9, in Pingdingshan, Henan province. The Pingdingshan Bilingual School is regarded as one of the leading schools in its market. During the 2006-2007 academic year, the Pingdingshan Bilingual School had an enrollment of approximately 1,250 students.

Online Tutoring and Test Preparation Programs

We provide online tutoring and test preparation services to primary and secondary school students in China through a separately branded program known as the “101 Distance Learning Center” or the “101 Online School,” which we acquired in January 2005. The 101 Online School was originally founded in 1996, and over the past decade has developed a strong reputation as a valuable learning tool with students and teachers alike. In 2006, the 101 Online School was ranked by Sina.com as one of the 10 best online education institutions in China based on Internet voting and the evaluations by industry experts and media professionals. The 101 Online School also received the Best Curriculum Design Award in Remote Elementary and Secondary Education from Beijing News in its 2005 education market survey. In the 2006-2007 academic year, the 101 Online School served more than 35,000 revenue students. In 2005, 2006 and the six months ended June 30, 2007, we generated 11.4%, 8.1% and 7.6%, respectively, of our net revenue from the 101 Online School through subscription fees paid by students for the online tutoring service.

Using our proprietary e-learning platform, the 101 Online School provides interactive tutoring services to primary and secondary school students in virtually all academic subjects offered to these students in China. Our online tutoring and test preparation services also assist secondary school students in preparing for key examinations administered in China, including the national college entrance examination. All of the tutoring and test preparation materials used by our 101 Online School are developed by qualified teachers and subject to review by our quality control staff. By providing tutoring and test preparation services online, the 101 Online School makes the tutoring and test preparation process more convenient and accessible for students, especially those with limited access to traditional tutoring or test preparation services. In addition, we continue to innovate new services to attract and retain students for our 101 Online School. Recently, we introduced a new service, “Homework Help,” to assist students online on their homework assignments. We also plan to develop new products for children from pre-school age to grade 3 and their parents. The website address for our 101 Online School is www.chinaedu.com.

We currently market our 101 Online School through exclusive regional third-party distributors and our own sales centers in Beijing, Tianjin and other cities and provinces in China. More than 200 distributors located in major cities in China purchase bulk subscriptions to our 101 Online School and resell these subscriptions to students. Bulk subscription sales to distributors accounted for 48.0% and 40.9% of our 101 Online School revenue in 2006 and the six months ended June 30, 2007, respectively.

In addition, we have entered into an arrangement with Lenovo Group Limited, a personal computer manufacturer in China, to distribute our online tutoring services in various lines of Lenovo personal computers.

Employees

We had 393 employees, 816 employees and 813 employees as of December 31, 2004, 2005 and 2006, respectively. As of June 30, 2007, we had 1,121 employees. The increase in the number of our employees from 2004 to June 30, 2007 was primarily due to our acquisition of new businesses and establishment of collaborative alliances with new university partners over the same period. The following table sets forth the number of our employees categorized by function and the percentage of each category of our total employees as of June 30, 2007.

	Employees	Percentage
Operations and program support	662	59.0%
Management and administration	252	22.5%
Research and development	131	11.7%
Selling and marketing	76	6.8%

Total number of employees	1,121	100.0%

We believe that our relations with our employees are good, and we have not experienced any significant labor disputes. Our employees are not represented by any collective bargaining agreements or labor unions.

We are required by PRC law to participate in various government sponsored benefit and pension programs for our employees. We are required to accrue a portion of the salaries, bonuses and certain other payments to our employees for these benefits. The total amount we have accrued under our employee benefits plans as of June 30, 2007 was approximately RMB4.4 million ($0.6 million).

Under our equity incentive plan, we granted certain employees options to purchase our ordinary shares. For a description of our equity incentive plan, see “Management—Share-Based Compensation Plans.”

Intellectual Property and Proprietary Rights

We regard our copyrights, trademarks, trade secrets and other intellectual property rights as critical to our business. We rely on trademark and copyright law, trade secret protection, non-competition and confidentiality and/or licensing agreements with our executive officers, clients, contractors and others to protect our intellectual property rights. We have registered our chinaedu.com, prcedu.com and chinaedu.net Internet domain names, some of which are held by our Chinese affiliated entities.

We have directly, or indirectly through our Chinese affiliated entities, registered for trademark protection for certain intellectual property relating to our brand and our websites with the Trademark Office of the Chinese State Administration for Industry and Commerce, and we are currently applying for similar protection in the United States with the U.S. Patent and Trademark Office. We have also registered some of the computer software that we have developed for copyright protection with the Chinese National Copyright Office.

We, together with our university customers, have developed courseware for our university partners’ online degree programs. All of this courseware is proprietary to us or the collaborative alliances we form with these universities.

Our intellectual property is subject to risks of theft and other unauthorized use, and our ability to protect our intellectual property from unauthorized use is limited. In addition, we may be subject to claims that we have infringed the intellectual property rights of others. See “Risk Factors—Risks related to Our Business—If we are unable to prevent others from using our intellectual property, our business may be materially and adversely affected” and “—We may be exposed to infringement or misappropriation claims by third parties, which, if successful, could cause us to pay significant damage awards.”

Properties

Our principal executive office is located at Capital Times Square, No. 88 Xichangan Street, Beijing 100031, China, where we lease approximately 1,952 square meters under a lease that expires on April 15, 2008. We also lease or own other operating space in Beijing, Shanghai, Wuxi, Chongqing and Dalian. Each of our three schools, Pingdingshan School, Anqing School and Jingzhou School (Southern Campus), have associated properties that we own or lease. The Anqing School plans to build additional space when it receives regulatory approval. Other than Anqing School, we believe that our existing facilities, together with the facilities under construction, are adequate for our current and foreseeable future operations.

We recently undertook a capital improvements program involving the Anqing School. The renovations and improvements include, or will include, a new campus to accommodate larger student populations and general facility upgrades. We are also in the process of building a new campus for the Jingzhou School (Southern Campus), which will be owned and operated by us. We spent a total of RMB9.3 million in 2005 and RMB21.0 million ($2.8 million) in 2006 on these schools. We anticipate spending an additional RMB135.6 million ($17.8 million) in 2007, 2008 and 2009 to complete the construction of the new campuses and other facility upgrades for these schools.

The following table lists the properties that we own or lease:

Property Address	Use of Property	Owned/Leased	Approximate Size (m2)
Suite 501, Tower A, Jin Feng He Office Building, No. 8 Xinjiekouwai Dajie, Beijing	Office	Leased	56

Suite 416-2, F4, Tower C, Hui Long Sen International Enterprise Technology Park, Beijing Economic and Technology Zone, 18 South West Ring Road, Beijing	Office	Leased	50

R1201-1210, F12, Capital Time Square, Beijing	Office	Leased	1,952

R1202, F12, Capital Time Square, Beijing	Office	Subleased

R1205, 1209, F12, Capital Time Square, Beijing	Office	Subleased	421

Suite 205, F2, Tower B, Hui Long Sen International Enterprise Hatch Park, Beijing Economic and Technology Zone, No. 14 Zhong He Jie, Beijing	Office	Leased	68

Suite 2, 17 F, Renda Technology and Education Centre, No. 59, Zhongguancun Dajie, Haidian District, Beijing	Office	Leased	177

Qingshanwan Rest House, Wuxi, Jiangsu	Office	Leased	45

F2, Gao’an Building, No. 107 Gao’an Road, Shanghai	Office	Leased	30

R303, No. 1 Suite, No. 2 Building, Shangdijiayuan, Beijing	Office	Leased	126

Suite 9, 16 F, Renda Technology and Education Centre, No. 59, Zhongguancun Dajie, Haidian District, Beijing	Office	Leased	100

R 809, Tower C, No. 9, Shangdi Sanjie, Haidian District, Beijing	Office	Leased	90

RA-417, No. 10, Xinghuo Road, Science Town, Fengtai District, Beijing	Office	Leased	11

F1, F2, Jinjzhou Procuratorate Rest House, Jingzhou, Hubei	Office	Leased	500

Property Address	Use of Property	Owned/Leased	Approximate Size (m2)

F4, No. 83, Shabei Street, Technology Square, Chongqing	Office	Leased	630

Northeast corner, Cross of Qingyuan Road and Qianjiang Road, Anqing, Anhui	School	Owned	159,119

No. 22, Guanyuemiao Street, Anqing, Anhui(1)	School	Leased	8,864

Northwest corner, Cross of Nanhuan Road and Yingdu Road, Jingzhou, Hubei	School	Owned	191,865

C809, C810, C811, C812, Tower C, No. 9, Shangdi Sanjie, Haidian District, Beijing	Office	Owned	1,349

R3, F2, No.2-3, Qixianling Xuezijie, Gaoxinyuan District, Dalian, Liaoning	Office	Owned	413

(1)	In addition to the owned property, Anqing school pays user fees to the Fourth middle School of Anqing for certain state-owned campus facilities it uses.

Technology

We provide end-to-end technology solutions to our customers providing online degree programs. Our technology consists of a series of systems and tools, including our Learning Management System, which enables the online universities to manage the entire student life cycle from student application to graduation by providing system support to the student’s learning process and the university staff’s daily management process. We also provide a learning content creation and management system, which enables the team working on courseware development to bring the courseware from the concept and design stage to production and implementation, as well as manage courseware content, and various delivery and management systems and tools. Our strategy is to develop, integrate and deliver the most suitable, stable, efficient and cost-effective systems to our customers in the online education market in China. Our in-depth understanding of the online education market and the operational model of online education programs helps us develop technology solutions suited to the needs of our current and future customers. Our accumulated experience and proprietary technology have further strengthened our leading position in the online education service market.

Our technology is based on a Microsoft platform. Microsoft technologies are utilized and deployed according to architecture and usage models. Application software and databases are further supported by storage and back-up technologies. In addition to providing software solutions, along with maintenance support and customized development, we provide centralized system and network management services to our online degree program customers. Our production servers are hosted at a data center operated by China Telecom. In addition to the services provided by the data center (such as uninterrupted power supply), the servers are supported by advanced technologies to ensure security, scalability, reliability and expandability. Additionally, our bandwidth is scalable to accommodate spikes in user activity.

Using advanced technologies, our system can identify errors and isolate failed servers automatically to minimize the interruption of our customers’ access to our services. Our websites are hosted at a third party facility in Beijing. This facility provides redundant utility systems, a back-up electric generator and 24-hour server support. All our servers have redundant power supplies to maximize system and date availability. We regularly back-up our database on a server hosted at an Internet data center to minimize the impact of data loss due to system failures and we maintain back-up files offsite to facilitate disaster recovery.

Legal Proceedings

There are no material legal proceedings, regulatory inquiries or investigations pending, or to our knowledge, threatened against us.

One of our former employees has recently threatened to take legal action against us in respect of options for the purchase of our ordinary shares that he claims to own. This former employee, from whom we acquired the FEC and the BCIT programs in 2005 and 2006, respectively, worked in the business unit responsible for those programs until his departure from our company in May 2007. He claims to own options to purchase 140,000 of our shares, 60,000 exercisable at $1.26 per share and 80,000 exercisable at $1.58 per share. Although 140,000 share options were granted to him under our equity incentive plan, at the time of his departure from our company only 46,667 of these options had vested. Under the agreements governing our equity incentive plan, he was required to exercise those vested options within 30 days of leaving our company, which he did not do. Consequently, we do not believe that his claim in respect of these options has any merit. We cannot, however, assure you that the resolution of this matter will not have a material adverse effect on our results of operations or financial condition.

REGULATION

The Chinese government regulates the education services industry and the provision of Internet content. This section summarizes the principal Chinese regulations relating to our businesses.

We operate our business in China under a legal framework that consists of the State Council, which is the highest executive authority of the Chinese central government, and several ministries and agencies under its authority, including the Ministry of Education, or MOE, the State Administration of Foreign Exchange, or SAFE, the General Administration of Press and Publication, or GAPP, the Ministry of Information Industry, or MII, the State Administration for Industry and Commerce, or SAIC, the Ministry of Civil Affairs, or MCA, and their respective authorized local counterparts.

Regulations on Online Education

Pursuant to the Administrative Regulations on Educational Websites and Online and Distance Education Schools, issued by the MOE in 2000, educational websites and online education schools may provide educational services in relation to higher education, elementary education, pre-school education, teacher education, occupational education, adult education, other education and public educational information services. “Educational websites” refers to organizations providing education or education-related information services to website visitors by means of a database or online education platform connected via the Internet or an educational television station. “Online education schools” refers to education websites that issue educational certificates in connection with their providing academic education services or training services.

On June 29, 2004, the State Council issued the Decision on Setting Down Administrative Licenses for the Administrative Examination and Approval Items Really Necessary to be Retained, which provides that an administrative license is required for “online education schools” that provide degree education to students, but not for “educational websites” that do not provide degree education to students.

The MOE issued Certain Opinions on the Pilot Program of Supporting Certain Higher Education Institutions to Establish Online Education Colleges to Develop Modern Long-Distance Education in 2000 and Certain Opinions regarding the Enhancement of the Administration of Higher Education Institution Online Education Colleges and the Improvement of Education Quality in 2002 to regulate online higher education. And, on February 27, 2004, the MOE issued a Circular on the Student Enrollment of Online Degree Education by the Pilot Universities which are Permitted to Operate Online Degree Education, or the 2004 circular, to regulate the recruitment of online degree students. The 2004 circular prohibits universities from recruiting existing full-time students and instructs schools offering online degrees to recruit only working adults for their programs. The 2004 circular also required universities to tighten their admission criteria for their online programs and to improve the quality of their recruiting materials. As of June 30, 2007, 67 universities and colleges had been approved by the MOE to operate online education programs as part of the MOE pilot program. Nine of the eleven universities we provide online degree program services to are included within the pilot program. Central University of Finance and Economics, one of the universities that we serve, is not in the pilot program and is currently in the process of applying for the MOE approval to offer online degrees.

To regulate the learning centers that provide services to online degree programs, the MOE issued the Principles on the Establishment and Administration of Modern Distance Education Off-campus Learning Center (Pilot), in January 2002, and, in March 2003, promulgated the Interim Provisions on Administration of Modern Distance Education Off-campus Learning Center. According to these two regulations, learning centers are not authorized to independently carry out activities such as recruiting students, teaching and issuing degrees for modern distance education—all activities that must be done in conjunction with the universities offering the degrees. These regulations also require learning centers not to pursue business that is irrelevant to online education services. Each learning center is required to be associated with at least one educational institution or other entity approved by the MOE to provide online education services, and can only provide logistics services for recruitment and examination administration to educational institution(s).

Each learning center and the educational institution with which it is associated must jointly apply to the education authorities for approval before the learning center can provide services to any online education program. Additional approvals are required for a learning center if it intends to provide support services to additional educational institutions. The education authorities have the authority to supervise, inspect and evaluate the learning centers from time to time. A learning center’s approvals may be withdrawn by the education authorities if during a periodic inspection they determine that the learning center is unqualified to continue operations.

On February 9, 2007, we received a provisional approval from the MOE to operate 10 learning centers in four provinces, Beijing, Shanghai, Jiangsu and Zhejiang, for a trial period of up to 18-months. Upon the receipt of the related approval from the educational authorities of these four provinces, we plan to establish and operate learning centers in those provinces. In August 2007, we received the related provincial-level approval from the Beijing education authorities to operate learning centers in Beijing and opened one learning center in Beijing. Subject to receiving the related approval from the other provincial education authorities to establish learning centers, we plan to open the other nine learning centers by the end of this year. After the trial period, the MOE will decide whether to issue us a final approval to operate learning centers on a nationwide basis in China based on the performance and operation of our learning centers during the trial period.

Regulations on Operating Private Schools

The principal regulations governing private education in China consist of the Education Law of China, The Law for Promoting Private Education (2003), The Implementation Rules for the Law for Promoting Private Education (2004) and the Regulations on Chinese-Foreign Cooperation in Operating Schools. These regulations are summarized below.

Education Law of China

The Education Law of China, or the Education Law, was enacted on March 18, 1995. The Education Law sets forth provisions relating to the fundamental education systems of China, including a system of pre-school education, primary education, secondary education and higher education, a system of nine-year compulsory education and a system of education certificates. The Education Law requires the government to formulate plans for the development of education and the establishment and operation of schools and other education institutions. In principle, enterprises, social organizations and individuals are encouraged to operate schools and other types of educational organizations in accordance with Chinese laws and regulations. Nevertheless, no school or any other educational institution may be established for profit-making purposes. However, private schools may be operated for “reasonable returns,” as described in more detail below.

The Law for Promoting Private Education (2003) and The Implementation Rules for the Law for Promoting Private Education (2004)

The Law for Promoting Private Education (2003) became effective on September 1, 2003, and its implementing regulations, The Implementation Rules for the Law for Promoting Private Education (2004), became effective on April 1, 2004. Under these regulations, “private schools” are defined as schools established by individuals or private social organizations using private funds. Private schools providing degree education, pre-school education, education for self-study aid and other academic education are subject to approval by the education authorities, while private schools engaging in occupational qualification training and occupational skill training are subject to approvals from the authorities in charge of labor and social welfare. An approved private school will be granted an operating permit, and it must be registered with the MCA or its local counterpart as a privately run non-enterprise legal person. Two of our private primary and secondary schools, the Anqing School and the Pingdingshan School, have obtained operating permits and have been registered with the relevant local office of the MCA. For the Jingzhou School (Southern Campus), we will apply for the permit for operating a private school when we complete construction of the new Southern campus, which is expected to be completed in 2009.

The operation of private schools is highly regulated. For example, the types and amounts of fees charged by private schools offering certifications must be approved by the relevant governmental authority and be publicly disclosed, and the types and amounts of fees charged by private schools that do not offer certifications need only be filed with the relevant governmental authority and be publicly disclosed. Our Anqing School and Pingdingshan School currently offer certifications to students, and we expect our Jingzhou School (Southern Campus) to do so once it begins operations.

Private education is treated as a public welfare undertaking under the regulations. Nonetheless, investors in a private school may elect to require “reasonable returns” from the schools. Under the regulations, an election to establish a private school as one requiring reasonable returns must be made in the articles of association of the school. For schools that have made this election, the amount of reasonable return that can be distributed to investors each year is determined based on a percentage of the school’s “operating surplus,” which is equal to the school’s annual net income less the aggregate amount of donations received, government subsidies, if any, the amount required to be reserved for the school’s development fund and other expenses as required by the regulations. This percentage is determined by the school’s board of directors, taking into consideration the following factors: (i) the school’s tuition and other fees, (ii) the ratio of the school’s expenses used for educational activities and improving the educational conditions to the total fees collected; and (iii) the school’s admission standards and educational quality. Information relating to these factors must be publicly disclosed before the school’s board determines the percentage of the school’s annual net balance that can be distributed as reasonable returns. This disclosed information and the decision to distribute reasonable returns must also be filed with the approval authorities within 15 days from the decision made by the board. However, none of the current Chinese laws and regulations provides a formula or other guidelines for determining “reasonable returns.” In addition, none of the current Chinese laws and regulations sets forth different requirements or restrictions on a private school’s ability to operate its education business based on such school’s status as a school that requires reasonable returns or a school that has not made this election. Anqing School was established as a school that requires reasonable returns. We are in the process of changing the status of the Pingdingshan School to a school that requires reasonable returns, which is expected to occur by the end of 2007. After the completion of the construction of the new campus for the Jingzhou School (Southern Campus), we plan to elect to require reasonable returns.

At the end of each fiscal year, private schools are required to allocate a certain amount to their development fund for the construction and maintenance of the school and the procurement and upgrade of educational equipment. For private schools that require reasonable returns, this amount must be no less than 25% of the annual net income or the annual increase in the net assets of the school, while for other private schools, this amount must be no less than 25% of the annual increase in the net assets of the school, if any. Private schools that have not elected to require reasonable returns are entitled to the same preferential tax treatment as public schools. The regulations require that preferential tax treatment policies applicable to private schools requiring reasonable returns to be formulated by the finance authority, taxation authority and other authorities under the State Council, but to date no such regulations have been promulgated by the relevant authorities.

Regulations on Chinese-Foreign Cooperation in Operating Schools

Chinese-foreign cooperation in the operation of schools and training programs is governed by the Regulations on Operating Chinese-Foreign Schools, issued by the State Council in 2003 in accordance with the Education Law, the Occupational Education Law and the Law for Promoting Private Education.

The Regulations on Operating Chinese-foreign Schools and its implementing regulations, the Implementing Rules for the Regulations on Operating Chinese-foreign Schools, or the Implementing Rules, which were issued by the MOE in 2004, encourage substantive cooperation between overseas educational organizations, which are required to have relevant qualifications and experience in providing high-quality education, and Chinese educational organizations to jointly operate various types of schools in China.

Permits for Chinese-foreign cooperation in operating schools must be obtained from the relevant education authorities or the authorities that regulate labor and social welfare in China. Since all of our private primary and secondary schools are operated by our Chinese affiliated entities and not by us, we believe, based on the advice of our Chinese counsel, Jun He Law Offices, that we are not required to apply for these permits.

Additionally, the Regulations on Operating Chinese-Foreign Schools and its Implementing Rules require that the foreign party to Chinese-foreign cooperative educational institutions or programs be a “foreign educational institution,” and under those regulations, a for-profit company, such as us, cannot qualify as a foreign educational institution. As a result, we cannot directly operate the FEC or BCIT program, and instead we are a service provider to these programs.

In August 2004, the MOE promulgated the Announcement Regarding Re-Approval of Chinese-foreign Cooperative Educational Institutions and Programs, which requires Chinese-foreign cooperative educational institutions and programs that were established before July 1, 2004 (the effective date for the Implementing Rules) to obtain re-approval from the MOE. At that time, 19 of our 21 contracted schools with FEC programs were subject to re-approval. So far, two of our contracted schools have obtained re-approval from the MOE and the other 17 have submitted their applications for re-approval. If these schools cannot obtain the MOE’s re-approval, they may have to terminate their FEC programs.

In April 2007, the MOE issued the Circular on Further Regulating Chinese-foreign Cooperative Education Programs. The circular directs the local education authorities generally to suspend the approval of any new Chinese-foreign cooperative polytechnic education programs until the end of 2008. To ensure the quality of the Chinese-foreign education programs, the circular emphasizes the regulatory supervision of these programs and advises local education authorities to closely supervise and monitor the existing programs, especially in recruiting materials, advertisement, and issuance of degrees and diplomas, and directs them to report and remedy any non-compliance by existing programs of the applicable regulations. As a result of this circular, our BCIT program has not been able to contract new schools for the program and we do not expect it to until at least 2009. Although the circular only discusses the suspension of approvals through the end of 2008, we cannot assure you that our BCIT program would be able to contract new schools in 2009 or at any time after that.

Regulations on Internet Information Services

Following the State Council’s issuance of the Telecom Regulations and the Internet Information Services Administrative Measures, or the Internet Information Measures, on September 25, 2000, the MII and other regulatory authorities have issued a number of Internet-related regulations, including the Internet Electronic Bulletin Board Service Administrative Measures, or the BBS Measures.

The Internet Information Measures require that commercial Internet content providers, or ICPs, must either obtain a license for Internet information services, or an ICP license, from, or make an ICP filing with, the appropriate telecommunications authorities to carry on any commercial Internet information services in China. Generally, an ICP license is required to provide Internet information services for profit-making purposes, whereas only an ICP filing is required to provide Internet information services on a non-profit basis. The telecommunications authorities generally consider that the online degree programs established by universities are not for profit-making purposes, and the universities are only required to make an ICP filing, rather than obtain an ICP license, for their online degree programs. The telecommunications authorities could, however, require the universities to obtain ICP licenses in the future. In addition, some of our university partners for online degree programs have not made the required filing with the telecommunications authorities. If our university partners fail to make an ICP filing, or obtain an ICP license (if required), these online degree programs may be sanctioned or suspended.

The 101 Online School, a profit-making business, is required to obtain an ICP license. Gotop Electronic, a subsidiary of one of our Chinese affiliated entities, holds the ICP license for our 101 Online School. Before we acquired Gotop Electronic, it had already obtained an ICP license. Following our acquisition of Gotop Electronic, our subsidiary, Hongcheng Liye, directly held 50% of the issued shares of Gotop Electronic, and Mr. Changqing Xie, one of our officers, held another 30% equity interest of Gotop Electronic. Although approvals of the MII, the MOE and the MOC were required for this transaction, we did not apply for or obtain these approvals. Subsequent to the acquisition, we have transferred our equity interests in Gotop Electronic to one of our Chinese affiliated entities. In addition, at the time when Gotop Electronic was approved by relevant Chinese authorities to engage in the ICP business, its registered capital did not meet the minimum requirement specified under Chinese law for ICP license holders. We have subsequently increased the registered capital of Gotop Electronic to satisfy this requirement. As a result, we believe that any regulatory issues relating to our interest in Gotop Electronic have been resolved.

Under the Internet Information Measures, Internet information service providers are prohibited from producing, copying, publishing or distributing information that insults or slanders a third party or that infringes the lawful rights and interests of others. Depending on the nature of a violation, ICPs that violate this provision may face criminal charges or be sanctioned by security authorities. In addition, they may be ordered to temporarily suspend their service, or their licenses may be revoked.

The BBS Measures provide that ICPs engaged in providing online bulletin board services, or BBS, must comply with a special approval process and make a specific filing with the relevant telecommunications industry authorities. ICPs that provide electronic messaging services must not disclose user personal information to any third party without the consent of the user, unless the law otherwise requires that the data be disclosed. The regulations authorize the relevant telecommunications authorities to require ICPs to rectify any unauthorized disclosure. ICPs could be liable if unauthorized disclosure causes damages or losses to users. The Chinese government can require ICPs to provide the government with Internet users’ personal information if the users post any prohibited content or engage in illegal activities on the Internet. Our 101 Online School provides BBS or similar services. Gotop Electronic, the ICP license holder and website operator of our 101 Online School, has obtained the BBS license, which is valid until September 24, 2011 and is subject to annual inspection.

In July 2006, the MII issued the Notice on Strengthening Management of Foreign Investment in Operating Value-Added Telecom Services. The notice prohibits Chinese ICPs engaged in providing value-added telecom services from leasing, transferring or selling their ICP licenses or providing facilities or other resources to illegal foreign investors. The notice requires Chinese ICPs to directly own the trademarks and domain names for the websites they operate, as well as servers and other infrastructure used to support these websites. The notice also requires Chinese ICPs to evaluate their compliance with the notice by November 1, 2006 and correct any non-compliance. A Chinese ICP’s failure to complete the procedures by November 1, 2006 could be the basis for revocation of its ICP license.

We operate www.chinaedu.com, the operating website for our 101 Online School, through Gotop Electronic, a subsidiary of Xiandai Technology, our Chinese affiliated entity. Gotop Electronic holds the ICP license for this website. The ICP license is valid until 2011 and is subject to annual inspection. Gotop Electronic passed the annual inspection in 2007. We operate our corporate websites, www.chinaedu.net and www.prcedu.com, through our Chinese affiliated entity, Xiandai Technology, which holds the ICP license for the website. The ICP license is valid for five years beginning in November 2004 and is subject to annual inspection. Xiandai Technology passed the annual inspection in 2006. We have not transferred the domain name and trademark for any of our websites to Gotop Electronic or Xiandai Technology. We may be required to make these transfers in the future and, if we are unable to do so, the ICP licenses held by Gotop Electronic or Xiandai Technology may be suspended or revoked by MII.

Regulations on Online Publications

The GAPP and the MII jointly promulgated the Tentative Internet Publishing Administrative Measures, or the Internet Publishing Measures, which took effect on August 1, 2002. The Internet Publishing Measures require Internet publishers to obtain approval from the GAPP. The term “Internet publishing” is defined in these regulations as online dissemination through which Internet information service providers select, edit and process works created by themselves or others (including content from books, newspapers, periodicals, audio and video products, electronic publications, and other sources that have already been formally published or works that have been made public in other media) and subsequently post this content on the Internet or transmit it to users over the Internet for browsing, use or downloading by the public.

Gotop Electronic, our Chinese affiliated entity that operates our 101 Online School, received verbal confirmation from the GAPP that the online content services that it provides do not fall within the scope of “Internet publishing” that would require approval or a license from GAPP. Obtaining an online publication license requires compliance with certain conditions, including having five or more qualified editors, which Gotop Electronic cannot satisfy. However, because there is no further official or publicly-available interpretation of “Internet publishing,” we cannot assure you that Gotop Electronic will not require an online publication license in the future.

Regulations on Internet Culture Activities

The Ministry of Culture of China promulgated the Internet Culture Administration Tentative Measures, or the Internet Culture Measures, on May 10, 2003. These measures became effective on July 1, 2003 and were amended on July 1, 2004. The Internet Culture Measures require ICPs engaging in Internet culture activities to obtain an Internet culture business operations license from the Ministry of Culture in accordance with the Internet Culture Measures. As defined under the Internet Culture Measures, the term “Internet culture activities” includes, among other things, acts of online dissemination of Internet cultural products, such as audio- visual products, games, performances of plays or programs, works of art and cartoons, and the production, reproduction, importation, sale (wholesale or retail), leasing and broadcasting of Internet cultural products.

Gotop Electronic, our Chinese affiliated entity that operates our 101 Online School, is engaged in the distribution of certain audio-visual products through the Internet. Gotop Electronic received verbal confirmation from the Ministry of Culture that its products do not fall within the definition of “Internet culture products” and its operations do not fall within the definition of “Internet culture activities” as defined under the Internet Culture Measures. Accordingly, Gotop Electronic is not required to obtain an Internet culture business operations license. However, because there is no further official or publicly-available interpretation of these definitions, we cannot assure you that Gotop Electronic will not need an Internet culture business operations license in the future.

Regulations relating to Information Security

On December 28, 2000, the National People’s Congress enacted the Decisions Regarding Maintaining Internet Security, which prohibits any use of the Internet that results in a breach of public security, dissemination of socially destabilizing content or divulgence of state secrets. The conduct prohibited is broadly defined under the decisions.

According to other relevant regulations, ICPs must complete mandatory security filing procedures with local public security authorities and must also report any public dissemination of prohibited content. According to the Interim Measures for the Administration of Filings for Commercial Web Sites promulgated by the Beijing Administration of Industry and Commerce, or the Beijing AIC, and other related regulations, we must file and register our websites with Beijing AIC and obtain electronic registration marks. We have filed and registered our websites, www.chinaedu.com, www.chinaedu.net and www.prcedu.com with Beijing AIC and obtained electronic registration marks.

Regulation on Broadcasting Audio-Video Programs Through the Internet or Other Information Network

The State Administration of Radio, Film and Television, or SARFT, promulgated the Rules for Administration of Broadcasting of Audio-Video Programs through the Internet and Other Information Networks, or the Broadcasting Rules, which became effective on October 11, 2004. The Broadcasting Rules apply to the activities of broadcasting, integration, transmission, downloading of audio-video programs with computers, televisions or mobile phones as the main terminals and through various types of information networks. Pursuant to the Broadcasting Rules, a permit for broadcasting audio-video programs through an information network is required to engage in these Internet broadcasting activities. On April 13, 2005, the State Council announced a policy on private investments in businesses in China that relate to cultural matters, which prohibits private investments in businesses relating to the dissemination of audio-video programs through information networks. As these regulations are relatively new, there are significant uncertainties relating to their interpretation and implementation, including the definition of “audio-video programs” as specified in these regulations. Gotop Electronic, our Chinese affiliated entity engaging in online tutoring services, does not now possess a permit for broadcasting audio-video programs, and we cannot assure you that it will not be required to obtain one in the future.

Regulations on Protection of the Right of Dissemination through Information Networks

On May 18, 2006, the State Council issued the Regulations on Protection of the Right of Dissemination through Information Networks, and they became effective on July 1, 2006. These regulations require that every organizations or individuals who disseminates a third party’s work, performance, audio or visual recording products to the public through information networks must obtain permission from, and pay compensation to, the copyright owner of these products, unless otherwise provided under relevant laws and regulations. The copyright owner may take technical measures to protect his or her right of dissemination through information networks and any organization or individual may not intentionally evade, destroy or otherwise assist others in evading these protective measures unless permissible under law. These regulations also provide that permission from and compensation for the copyright owner are not required in the event of limited dissemination to teaching or research staff for the purpose of school teaching or scientific research.

We own the copyrights to all of the educational materials of our 101 Online School, and the copyrights to all of the online courses for our university partners’ online degree programs are either owned by us or by collaborative alliances with the university partners. However, users of our BBS for our 101 Online School may post copyrighted materials from time to time, without our prior knowledge. We actively monitor the contents posted on our BBS and will remove any materials that we believe may infringe the copyrights of third parties.

Regulations on Copyright and Trademark Protection

China has adopted legislation governing intellectual property rights, including copyrights and trademarks. China is a signatory to the main international conventions on intellectual property rights and became a member of the Agreement on Trade Related Aspects of Intellectual Property Rights, or TRIPS, upon its accession to the World Trade Organization in December 2001.

Copyright.    The National People’s Congress amended its Copyright Law in 2001 to widen the scope of works and rights that are eligible for copyright protection. The amended Copyright Law extends copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center.

To address the problem of copyright infringement related to content posted or transmitted over the Internet, the National Copyright Administration and the MII jointly issued the Administrative Measures for Copyright Protection Related to the Internet on April 30, 2005. These measures became effective on May 30, 2005.

We own the copyrights to all of the educational materials of our 101 Online School, and the copyrights to all of the online courses for our university partners’ programs are either owned by us or by our university collaborative alliances.

Trademark.    The Chinese Trademark Law, adopted in 1982 and revised in 2001, protects the proprietary rights to registered trademarks. The Trademark Office, which is under the SAIC, handles trademark registrations and grants a ten-year term to registered trademarks, subject to renewal for another ten years. Trademark license agreements must be filed with the Trademark Office for record. We have registered nine trademarks with the Trademark Office and are in the process of registering additional marks. In addition, if a registered trademark is recognized as a well-known trademark, the proprietary right of the trademark holder may be extended beyond the registered sphere of products and services of the trademark.

On November 5, 2004, the MII amended the Measures for Administration of Domain Names for the Chinese Internet, or the Domain Name Measures. The Domain Name Measures regulate the registration of domain names, such as the first tier domain name “.cn.” In February 2006, China Internet Network Information Center, or CINIC, issued the Implementing Rules for Domain Name Registration and the Measures on Domain Name Disputes Resolution, pursuant to which CINIC can authorize a domain name dispute resolution institution to decide disputes. We have registered the domain names for our main websites, www.chinaedu.net, www.chinaedu.com and www.prcedu.com, with CINIC. We are also the registered owner of several other domain names such as www.prc-edu.com, www.ecustmde.com, www.edufe.com.cn, www.edufe.net.cn, www.cmjnu.com.cn, www.cmr.com.cn, www.ruc.com.cn, and www.cmr.net.cn. We license certain of our domain names to some of our university partners for them to operate their online degree programs, and some of our university partners are the registered owners of the domain names under which their programs operate.

Limitations on Foreign Ownership of Our Businesses

The Foreign Investment Industry Guidance Catalogue (amended in 2004), the Regulations on Chinese-Foreign Cooperation in Operating School, the Implementation Measures for the Regulations on Sino-Foreign Cooperation in Operating Schools and other applicable laws and regulations limit foreign ownership in entities, or foreign participation in entities, engaging in specified education activities by:

•	requiring that the foreign party in any Chinese-foreign cooperation in operating schools be a qualified foreign educational institution;

•	requiring regulatory approval for any Chinese-foreign cooperation in operating schools;

•	prohibiting foreign investment in schools providing compulsory education (that is, the first grade through the ninth grade, or primary school and junior high school education); and

•	restricting foreign investment in educational websites.

Moreover, from a practical perspective, the MOE will not approve any foreign investment or participation in online degree education.

Our corporate structure is designed to comply with current regulatory limitations on foreign ownership and participation while engaging in our core business activities. For details, see “Corporate Structure.”

Compliance with Chinese Regulations on the Education Services Industry, Publishing, Internet Activities and Copyrights and Trademarks

In the opinion of our Chinese counsel, Jun He Law Offices, except for the online publication license, the Internet culture business operations license and the license for broadcasting audio-video programs through the Internet discussed above, no consent, approval or license other than those already obtained by our Chinese subsidiaries and affiliates is required under any of the existing laws and regulations of China for our business and operations.

Regulation of Foreign Currency Exchange and Dividend Distribution

Foreign currency exchange

The principal regulations governing foreign currency exchange in China are the Foreign Currency Administration Regulations (1996), as amended. Under these regulations, the Renminbi is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. Conversion of the Renminbi for capital account items, such as direct investment, loans, repatriation of investment and investment in securities outside China, however, is still subject to SAFE approval.

Dividends paid by a subsidiary to its shareholder are deemed income of the shareholder and are taxable in China. Pursuant to the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), foreign-invested enterprises in China may purchase or remit foreign exchange, subject to a cap approved by the SAFE, for settlement of current account transactions without the approval of the SAFE. Foreign exchange transactions under the capital account are still subject to limitations and require approvals from, or registration with, the SAFE and other relevant Chinese governmental authorities.

Dividend distribution

The principal regulations governing distribution of dividends of foreign holding companies include the Foreign Investment Enterprise Law (1986), as amended, and the Administrative Rules under the Foreign Investment Enterprise Law (2001). Under these regulations, foreign investment enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, foreign investment enterprises in China are required to allocate at least 10% of their accumulated profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends. Our Chinese subsidiaries, which are all foreign investment enterprises, are restricted from distributing any dividends to us until they have met the requirements set out in these regulations.

Under the current Chinese tax law, dividend payments to foreign investors made by FIEs are exempt from Chinese withholding tax. However, pursuant to the new Chinese enterprise income tax law which will become effective on January 1, 2008, dividends payable by an FIE to its foreign investors will be subject to a 20% withholding tax, unless the foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where we are incorporated, does not have a tax treaty with China. Although the new tax law contemplates the possibility of exemptions from withholding taxes for China-sourced income of FIEs, the Chinese tax authorities have not promulgated any related implementation rules and it remains unclear whether we would be able to obtain exemptions from Chinese withholding taxes for dividends distributed to us by our Chinese subsidiaries.

SAFE regulations on overseas investment of Chinese residents and employee stock options

The SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies in October 2005, which became effective in November 2005, and an implementing rule in May 2007, collectively the SAFE Rules. According to the SAFE Rules, Chinese residents, including both legal persons and natural persons and Chinese citizens and foreign citizens who reside in China, are required to register with the SAFE or its local branch before establishing or controlling any company outside China, referred to in the SAFE rules as an “offshore special purpose company,” for the purpose of financing that offshore company with their ownership interests in the assets of or their interests in any Chinese enterprise. In addition, a Chinese resident that is a shareholder of an offshore special purpose company is required to amend its SAFE registration with the local SAFE branch with respect to that offshore special purpose company in connection with the injection of equity interests or assets of a Chinese enterprise in the offshore company or overseas fund raising by the offshore company, or any other material change in the capital of the offshore company, including any increase or decrease of capital, transfer or swap of share, merger, division, long-term equity or debt investment or creation of any security interest. The SAFE Rules apply retroactively. As a result, Chinese residents who have established or acquired control of offshore companies that have made onshore investments in China in the past were required to complete the relevant registration procedures with the competent local SAFE branch. If any resident of China failed to file its SAFE registration for an existing offshore entity, any dividends remitted by the onshore entity to its overseas parent since April 21, 2005 will be considered to be an evasion of foreign exchange purchase rules, and the payment of the dividend will be illegal. As a result of any illegal action of this type, both the onshore entity and its actual controlling person(s) can be fined. In addition, failure to comply with the registration procedures may result in restrictions on the relevant onshore entity, including prohibitions on the payment of dividends and other distributions to its offshore parent or affiliate and capital inflow from the offshore entity. Chinese resident shareholders of the offshore entity may also be subject to penalties under Chinese foreign exchange administration regulations.

We have asked our shareholders and beneficial owners who are Chinese residents to make the necessary applications and filings as required under Notice 75 and other related rules. However, due to uncertainty concerning the reconciliation of Notice 75 with other approval or registration requirements, it remains unclear how Notice 75, and any future legislation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. We will attempt to comply, and attempt to ensure that our shareholders and beneficial owners who are subject to these rules comply, with the relevant requirements. However, we cannot provide any assurances that all of our shareholders and beneficial owners who are Chinese residents will comply with our request to make or obtain any applicable registrations or comply with other requirements required by Notice 75 or other related rules. In addition, certain of the holders of options to purchase our ordinary shares are Chinese residents. Our Chinese counsel, Jun He Law Offices, has advised us that it is unclear under the SAFE Rules whether these option holders would be deemed to be beneficial owners of our company for the purposes of these rules as a result of holding these options. We are currently in the process of confirming the beneficial ownership status of these option holders with the SAFE. The failure or inability of our Chinese resident shareholders or beneficial owners to register with the SAFE in a timely manner pursuant to the SAFE Rules, or the failure or inability of any future Chinese resident shareholders or beneficial owners to make any required SAFE registration or comply with other requirements under the SAFE Rules may subject these shareholders or beneficial owners to fines or other sanctions and may also limit our ability to contribute additional capital into or provide loans to our Chinese subsidiaries (including using the proceeds from this offering for these purposes), limit our Chinese subsidiaries’ ability to pay dividends to us, repay shareholder loans or otherwise distribute profits or proceeds from any reduction in capital, share transfer or liquidation to us, or otherwise adversely affect us.

On March 28, 2007, SAFE promulgated the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Option Holding Plan or Stock Option Plan of Overseas Listed Company, or the Stock Option Rule. The purpose of the Stock Option Rule is to regulate foreign exchange administration of Chinese citizens who participate in employee stock holding plans and stock option plans of offshore listed companies. According to the Stock Option Rule, if a Chinese citizen participates in any employee stock holding plan or stock option plan of an offshore listed company, a Chinese domestic agent or the Chinese subsidiary of the offshore listed company is required to file, on behalf of the individual, an application with the SAFE to obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with stock holding or stock option exercises. This restriction exists because a Chinese citizen may not directly use offshore funds to purchase stock or exercise stock options. Concurrent with the filing of the required application with the SAFE, the Chinese domestic agent or the Chinese subsidiary must obtain approval from the SAFE to open a special foreign exchange account at a Chinese domestic bank to hold the funds required in connection with the stock purchase or option exercise, any returned principal profits upon sales of stock, any dividends issued on the stock and any other income or expenditures approved by the SAFE. The Chinese domestic agent or the Chinese subsidiary also is required to obtain approval from the SAFE to open an offshore special foreign exchange account at an offshore trust bank to hold offshore funds used in connection with any employee stock holding plans.

All proceeds obtained by a Chinese citizen from dividends acquired from the offshore listed company through employee stock holding plans or stock option plans, or sales of the offshore listed company’s stock acquired through other methods, must be remitted back to China after relevant offshore expenses are deducted. The foreign exchange proceeds from these sales can be converted into Renminbi or transferred to the individuals’ foreign exchange savings account after the proceeds have been remitted back to the special foreign exchange account opened at a Chinese bank. If stock options are exercised in a cashless exercise, the Chinese individuals exercising them are required to remit the proceeds to the special foreign exchange account. Although the Stock Option Rule has been promulgated recently and many issues require further interpretation, we and our Chinese employees who have been granted stock options will be subject to the Stock Option Rule when our company becomes an offshore listed company. If we or our Chinese employees fail to comply with the Stock Option Rule, we and/or our Chinese employees may face sanctions imposed by foreign exchange authority or any other Chinese government authorities.

Regulation of Merger and Acquisitions of Domestic Enterprises by Foreign Investors

On August 8, 2006, six Chinese regulatory agencies, including the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC, and the SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006. Under the New M&A Rule, equity or asset purchases from, and mergers and acquisitions of, Chinese enterprises by foreign investors will be subject to the approval from the Ministry of Commerce. This regulation also includes provisions that require special purpose companies formed for purposes of offshore listing of equity interests in Chinese companies to obtain the approval of the CSRC prior to the listing and trading of their securities on any offshore stock exchange. As defined in the New M&A Rule, a special purpose vehicle is an offshore company that is, directly or indirectly, established or controlled by Chinese entities or individuals for the purposes of an overseas listing.

On September 21, 2006, the CSRC published on its website procedures regarding its approval of offshore listings by special purpose vehicles. These procedures require the filing of a number of documents with the CSRC and it would take several months to complete the approval process. The application of the New M&A Rule with respect to offshore listings of special purpose companies remains unclear with no consensus currently existing among leading Chinese law firms regarding the scope of the applicability of the CSRC approval requirement.

Our Chinese counsel, Jun He Law Offices has advised us that, based on the their understanding of current Chinese laws, regulations and rules, including the New M&A Rule and the CSRC procedures announced on September 21, 2006:

•	The CSRC currently has not issued any definitive rule or interpretation requiring offerings like this offering to be subject to this new procedure;

•

Considering that we completed our restructuring and established an overseas holding structure before September 8, 2006, the effective date of the New M&A Rule, and that we have not engaged in any merger or acquisition after the effectiveness of the New M&A Rule, this regulation does not require us to submit an application to the CSRC for its approval prior to the issuance and sale of the ADSs, or the listing and trading of our ADSs on the Nasdaq Global Market, unless we are clearly required to do so by possible later rules of the CSRC; and

•	The issuance and sale of the ADSs and the ordinary shares and the listing and trading of our ADSs on the Nasdaq Global Market do not conflict with or violate this new regulation.

MANAGEMENT

Directors and Executive Officers

Members of our board of directors are elected by our shareholders. Our executive officers are appointed by, and serve at the discretion of, our board of directors.

The following table sets forth information concerning our directors and executive officers. The business address of each of our directors and executive officers listed below is 12/F, Capital Times Square, No. 88 Xichangan Street, Beijing 100031, People’s Republic of China.

Name	Age	Positions
Julia Huang	39	Chairman and Chief Executive Officer
Shawn Ding	43	Director, President and Chief Operating Officer
Zonglian Gu	52	Director
Samuel Yen	36	Director
Min Fan	42	Director
Shasha Chang	49	Director
Xiaohong Chen	37	Director
Ge (Michael) Xu	37	Chief Financial Officer
Changqing Xie	44	Vice President

Julia Huang has served as our chairman since September 2007 and our chief executive officer since June 2000. Prior to joining us, she was a senior manager at Ernst & Young Management Consulting (New York) Group from 1996 to 1999. Ms. Huang also served as a project manager at Merck & Co. from 1993 to 1995. Ms. Huang holds an MBA from Columbia Business School with concentrations in finance and international business and a master’s degree in chemical engineering and microbiology from University of Tennessee, Knoxville.

Shawn Ding has served as our director, president and chief operating officer since December 2004. Mr. Ding joined us in July 2001 as our chief technology officer. From 2000 to 2001, Mr. Ding was the chief technology officer of Infostream Technologies Inc., a U.S. company specializing in the development and implementation of packaged and customized enterprise resource planning software. He also served as a director of Internet application development at Automatic Data Processing, Inc. from 1999 to 2000 and was a director of system architecture at Prudential Insurance Company of America from 1992 to 1998. Mr. Ding received a bachelor’s degree in environmental science from Peking University, a bachelor’s degree in computer science from Rutgers University, and a master’s degree in computer science from New Jersey Institute of Technology.

Zonglian Gu has served as one of our directors since March 2005. Mr. Gu joined CMR Web as general manager in November 2001. Mr. Gu also currently serves as the dean of Renmin University of China’s Online Education College, and was previously a professor at Renmin University of China and served as the vice dean of Renmin University of China Online Education College and vice dean of the Adult Education College Department of Renmin University of China. Mr. Gu holds a bachelor’s degree in international politics from Renmin University of China and has over 19 years of experience in the public education sector.

Shasha Chang has served as one of our directors since August 2006. Ms. Chang currently serves as the General Manager of the China division of The McGraw-Hill Companies, Inc. Ms. Chang joined The McGraw-Hill Companies in 2003 as the Director of Standard and Poor’s Beijing office. Prior to joining the McGraw-Hill Companies, Ms. Chang was a corporate banker with Bank One and First National Bank of Chicago. Ms. Chang holds a master’s degree in comparative literature from the State University of New York and a bachelor’s degree from Guangdong Foreign Languages University.

Xiaohong Chen has served as one of our directors since December 2004. Ms. Chen is currently a managing director of Tiger Global Investment Consulting (Beijing) Co., Ltd., or Tiger Consulting. Prior to joining Tiger Consulting, Ms. Chen served as a vice president of Joyo.com Limited from February 2004 to September 2004. From July 1994 to February 2004, Ms. Chen was at Veronis Suhler Stevenson, most recently as managing director. Ms. Chen received her bachelor’s degree in history from Peking University and a master’s degree from Rutgers University.

Min Fan was elected as a director of our company in October 2007. Mr. Fan is one of the co-founders and the current chief executive officer of Ctrip.com International Ltd., a leading travel services firm in China. From 2000 to 2004, Mr. Fan served as Ctrip’s chief operating officer and executive vice president. Prior to founding Ctrip in 1999, Mr. Fan was the chief executive officer of Shanghai Travel Service Company, a leading domestic travel agency in China, and from 1990 to 1997 served in a number of senior management positions at Shanghai New Asia Hotel Management Company. Mr. Fan holds a master’s and a bachelor’s degree from Shanghai Jiao Tong University and has studied at the Lausanne Hotel Management School of Switzerland.

Samuel Yen was elected as a director of our company in October 2007. Mr. Yen is the senior director of finance and reporting at Alibaba Group, a leading China based e-commerce company operating online marketplaces and services for businesses and consumers. From 2004 to 2005, Mr. Yen served as financial controller and company secretary of Dynasty Fine Wines Group Limited and prior to that Mr. Yen served in various positions at PricewaterhouseCoopers and Arthur Andersen & Co., lastly as a senior manager. Mr. Yen received a bachelor’s degree in commerce from the University of Toronto and is a member of the American Institute of Certified Public Accountants, the Hong Kong Institute of Certified Public Accountants, the Institute of Certified Management Accountants and the CFA Institute.

Ge (Michael) Xu has served as our chief financial officer since June 2007. Prior to joining us, Mr. Xu was a vice president of the Alibaba Group, having served in various positions at Alibaba from May 2004 to June 2007. From March 2003 to April 2004, Mr. Xu served as the director of finance of the IT Service Group of Lenovo Group Limited. Prior to March 2003, Mr. Xu worked for Cisco Systems, Inc. and for Transocean Sedco Forex, Inc. Mr. Xu received his MBA and master’s degree in professional accounting from the University of Texas at Austin in May 1998.

Changqing Xie has served as a vice president of our company since February 2005. Prior to joining us, Mr. Xie was the chief executive officer of Wellent Institute of Education International (Asia) Limited from January 2001 to January 2005. He served as a manager of Oriental Patron Financial Services Group from August 1997 to December 2000. From January 1988 to August 1993, Mr. Xie was a lecturer at Peking University. Mr. Xie received a master’s degree in geography from Peking University and an MBA degree from the University of Georgia.

Employment Agreements

We have entered into employment agreements with each of our executive officers. The terms of these agreements are substantially similar to each other. Under these agreements, we have agreed to employ each of our executive officers for a period of three years, provided that their respective employment relationship with our company may be terminated by us or the executive officer under certain circumstances. These agreements do not provide for any special termination or severance benefits beyond what is required under the relevant laws of China, nor do we have other arrangements with these executive officers regarding such matters. Under these agreements, each executive officer has agreed not to disclose our confidential information and to abide by certain non-competition restrictions during his or her tenure with our company and for a period of two years thereafter.

Board Composition

Our board of directors consists of seven directors, two of whom satisfy the “independent” requirements of the Nasdaq corporate governance rules and the SEC regulations. We will rely on a Nasdaq rule that permits a foreign private issuer to be exempted from the requirement that a majority of its board of directors must be

“independent.” We intend to comply, however, with the other Nasdaq corporate governance rules, in particular, the independent requirements for the relevant board committees discussed below. We expect that all current directors will continue to serve after this offering. There are no family relationships between any of our directors and executive officers.

Committees of the Board of Directors

To enhance our corporate governance, we will establish, upon completion of this offering, three committees under the board of directors: the audit committee, the compensation committee and the nominating committee. We intend to adopt a charter for each of these committees. The committees will have the following functions and members.

Audit Committee

Our audit committee charter will require that the members of the audit committee satisfy applicable Nasdaq corporate governance rules on independence. We currently expect that upon completion of this offering our audit committee will consist of Samuel Yen, Min Fan and Xiaohong Chen, with Samuel Yen serving as the chairman of the committee, and with Samuel Yen and Min Fan being independent directors. We expect that within one year of our initial public offering our audit committee will consist solely of independent directors.

Our audit committee will be responsible for, among other things:

•

the appointment, evaluation, compensation, oversight and termination of the work of our independent registered public accounting firm (including the resolution of disagreements between our management and the independent registered public accounting firm regarding financial reporting);

•

ensuring that it receives from our independent registered public accounting firm a formal written statement attesting to the registered public accounting firm’s independence and describing all relationships between our independent registered public accounting firm and us;

•	pre-approving both audit and non-audit services, including tax services, to be provided by our independent registered public accounting firm in accordance with Nasdaq rules;

•	reviewing our annual audited financial statements and, if deemed appropriate by the audit committee, other publicly disclosed financial information;

•

reviewing with our independent registered public accounting firm all critical accounting policies and practices to be used by us in preparing our financial statements, all alternative treatments of financial information within U.S. GAAP, and other material communications between our independent registered public accounting firm and management;

•	reviewing our policies with respect to risk assessment and risk management;

•	reviewing, with management and counsel, any legal matters that may have a material impact on us and any material reports or inquiries from regulatory or governmental agencies; and

•

ensuring that we have established procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls, auditing matters or potential violations of law, and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters or potential violations of law.

Compensation Committee

Our compensation committee charter will require that the members of the compensation committee satisfy applicable Nasdaq corporate governance rules on independence. We currently expect that upon completion of this offering our compensation committee will consist of Samuel Yen, Min Fan and Xiaohong Chen, with Xiaohong Chen serving as the chairman of the committee, and with Samuel Yen and Min Fan being independent directors. We expect that within one year of our initial public offering our compensation committee will consist solely of independent directors. Our compensation committee will assist the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. In addition, the compensation committee will review stock compensation arrangements for all of our other employees. Members of the compensation committee will not be prohibited from direct involvement in determining their own compensation. Our chief executive officer will not be permitted to be present at any committee meeting during which his or her compensation is deliberated. Our compensation committee will be responsible for, among other things:

•	approving and overseeing the total compensation package for our executives;

•	reviewing and making recommendations to the board with respect to the compensation of our directors;

•

reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and setting the compensation level of our chief executive officer based on this evaluation;

•	reviewing the results of, and procedures for, the evaluation of the performance of other executive officers;

•	reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, and administering these plans;

•	reviewing and making recommendations to the board regarding all new employment, consulting, retirement and severance agreements and arrangements proposed for our executives; and

•	selecting peer groups of companies to be used for purposes of determining competitive compensation packages.

Nominating Committee

Our nominating committee charter will require that the members of the nominating and corporate governance committee satisfy applicable Nasdaq corporate governance rules on independence. We currently expect that upon completion of this offering our nominating and corporate governance committee will consist of Samuel Yen, Min Fan and Xiaohong Chen, with Min Fan serving as the chairman of the committee, and with Samuel Yen and Min Fan being independent directors. We expect that within one year of our initial public offering our nominating and corporate governance committee will consist solely of independent directors. The nominating committee will assist the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. Our nominating committee will be responsible for, among other things:

•	selecting and recommending to the board nominees for election or re-election to the board; and

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, skills, experience, age and availability of service to us.

Code of Business Conduct and Ethics

Upon completion of this offering, our board of directors will adopt a code of business conduct and ethics, which will be applicable to all of our directors, officers and employees. We will make our code of business conduct and ethics publicly available on our website.

Duties of Directors

Under Cayman Islands law, our directors have a duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. We have the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•	supervising and directing the business and affairs of our company in the interest, and for the benefit, of our shareholders in order to enhance shareholder value over the long term;

•	exercising its business judgment to act in a manner which it reasonably believes to be in the best interests of our company and shareholders consistent with its fiduciary duties;

•	reviewing and, where appropriate, approving our major strategic, financial and business objectives, plans and actions;

•	establishing policies and principles for the selection, and possible succession planning, of directors, the chief executive officer and other senior management officers;

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of the officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares in our company, including the registering of such shares in our share register.

Interested Transactions

A director may vote in respect of any contract or transaction in which he is interested, provided that the nature and extent of the interest of any director in any such contract or transaction shall be disclosed by him at or prior to the consideration and any vote on that matter. A general notice or disclosure to the directors or otherwise contained in the minutes of a meeting or a written resolution of the directors or any committee of directors that a director is a shareholder of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction.

Remuneration and Borrowing

The directors may determine remuneration to be paid to the directors. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. Subject to certain restrictions, the directors may exercise all the powers of our company to borrow money and to mortgage or charge our undertaking, property and uncalled capital or any part thereof and to issue debentures, debenture stock and other securities whether outright or as security for any debt, liability or obligation of our company or of any third party.

Qualification

A director is not required to hold any shares in our company in order to serve as a director.

Terms of Directors and Executive Officers

At each annual general meeting of the shareholders of our company, one-third of our directors at such time are required to retire from office and are eligible for re-election. All of these directors will retain office until the close of such general meeting.

Limitation on Liability and Other Indemnification Matters

Cayman Islands law allows us to indemnify our directors, officers, auditors and trustee acting in relation to any of our affairs against actions, costs, charges, losses, damages and expenses incurred by reason of any act done or omitted in the execution of their duties as our directors, officers, auditors and trustee.

Under our fifth amended and restated memorandum and articles of association to be adopted upon the closing of this offering, we will indemnify our directors, officers, auditors, trustees and their heirs, executors, administrators and personal representatives respectively to the maximum extent permitted by law out of our assets from and against all actions, proceedings, costs, charges, losses, damages and expenses which they or any of them shall or may incur or sustain by reason of any act done or omitted in or about the execution of their duty in their respective offices or trusts, except such (if any) as they shall incur or sustain by or through their own willful default.

Compensation of Directors and Executive Officers

For the year ended December 31, 2006, we paid aggregate cash compensation of approximately RMB1.9 million ($0.3 million) to our executive officers as a group, which includes all salary, cash bonuses, and housing allowances paid by us. Other than the grant of options to purchase an aggregate of 530,810 of our ordinary shares, we did not provide any other non-cash compensation to our executive officers as a group. See “—Share-Based Compensation Plans” for additional information with respect to these option grants. For the year ended December 31, 2006, we did not pay any cash compensation to our directors for serving as directors, and, although we occasionally compensate certain of our board members through the grant of stock options, we did not grant any options to any director who is not also an executive officer.

Stock-Based Compensation Plans

We adopted our equity incentive plan in November 2007. Our equity incentive plan replaced our amended and restated stock option plans adopted by us in March 2007 and 2004, which had amended and restated our original stock option plan adopted in 2000. Our equity incentive plan provides for the grant of options as well as restricted share and restricted stock units, referred to as “awards.” The purpose of the plan is to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants, and promote the success of our business.

Administration.    Our board of directors administers the plan. Upon completion of this offering and the establishment of our compensation committee, the board will upon resolution delegate all of its powers with respect to the administration of the plan to the compensation committee. Subject to the provisions of the plan and subject to the approval of any relevant authorities, the compensation committee will have the authority in its discretion, within certain parameters, to determine among other things, the provisions, terms and conditions of each award, including, but not limited to, the exercise price for the options, the purchase price for restricted stock and restricted stock units (if any), vesting schedule, forfeiture provisions, form of payment of exercise price or purchase price and other applicable terms. Unless specifically approved by the board of directors, the minimum vesting schedule for any option grant is three years and acceleration of vesting is not permitted.

Option Terms.    Share options granted under our equity incentive plan may be incentive share options, or ISOs, which are intended to qualify for favorable U.S. federal income tax treatment under the provisions of Section 422 of the U.S. Internal Revenue Code of 1986, as amended, or non-qualified share options, or NSOs, which do not so qualify. Under our equity incentive plan, the exercise price of ISOs cannot be less than the fair market value of our ordinary shares on the date of grant. However, in the case of an ISO granted to a grantee who at the time of grant owned shares possessing more than 10.0% of the combined voting power of all classes of our share capital (including any equity of any of our Chinese subsidiaries), the option price may not be less than 110.0% of the fair market value of our ordinary shares on the date of grant of such ISO and the option period may not be greater than five years from the date of grant. The exercise price for NSOs is determined by the board of directors but may not be less than the fair market value of ordinary shares on the date of grant.

Eligibility.    Under our equity incentive plan, awards may be issued to employees, non-employee directors or consultants of our company or our Chinese subsidiaries, although ISOs may only be issued to our employees or the employees of our Chinese subsidiaries.

Option Exercise and Termination of Awards.    Share options granted under the plan may be exercised within the option period specified by our board of directors or the compensation committee (after it is established), which shall not be more than ten years from the date of option grant. If an option holder’s service terminates due to the option holder’s death or disability, the unvested portion of a share option is forfeited and the vested portion is still exercisable for a period of one year following the option holder’s death or disability or until the expiration of the option period (if sooner). If an option holder’s service ends for reasons other than death or disability, the unvested portion of a share option will be forfeited and the vested portion will be exercisable for a period of ninety days following the option holder’s termination or until the expiration of the option period (if sooner). Awards of restricted stock or restricted stock units that are unvested will be forfeited at the time of termination of service.

Third Party Acquisition.    If a third party acquires us through a merger or consolidation transaction in which we are not the surviving corporation, all outstanding share options will be substituted by the surviving or resulting corporation. We are authorized to cancel any outstanding options upon the effective date of any such transaction, provided that we notify each option holder of our intention to do so at least 30 days prior to the effective date of the transaction and permit the optionees to exercise their options in full during this period. We are also authorized to cancel any outstanding awards and pay or deliver to the holder an amount in cash or securities having a value equal to the formula or fixed price per share paid to shareholders in the case of restricted stock or restricted stock units. In the case of options, the holder will receive an amount equal to the product of the number of shares subject to the option multiplied by the amount, if any, by which the formula or fixed price per share paid to shareholders in the transaction exceeds the option exercise price applicable to such award.

Amendment and Termination of Plan.    Our board of directors may at any time amend, suspend or terminate our equity incentive plan. Amendments to our equity incentive plan are subject to shareholder approval, to the extent required by law, or by stock exchange rules or regulations. Any amendment, suspension or termination of our equity incentive plan must not adversely affect awards already granted without consent of the recipient of such awards. Unless terminated earlier, our equity incentive plan shall continue in effect for a term of ten years from the date of adoption.

Our board of directors authorized the issuance of up to 12,846,621 ordinary shares upon exercise of awards granted under our equity incentive plan with an increase each year equal to two percent of the outstanding number of shares as of the immediately preceding year ended December 31st. As of the date of this prospectus options to purchase 9,403,800 ordinary shares were outstanding and options to purchase 186,122 ordinary shares remained available for future option grants. The following table summarizes, as of the date of this prospectus, the option grants made to our directors and executive officers pursuant to our equity incentive plan:

Name	Ordinary Shares Underlying Option Grant		Exercise Price ($/share)	Grant Date	Expiration Date
Julia Huang	600,000	(1)	0.20	November 28, 2001	November 28, 2011
	800,000	(1)	0.20	December 15, 2001	December 15, 2011
	300,000	(1)	0.20	December 31, 2003	December 31, 2013
	300,000	(1)	0.20	December 31, 2003	December 31, 2013
	768,300	(2)	1.09	March 14, 2004	March 14, 2014
	405,900	(2)	1.26	April 12, 2005	April 12, 2015
	275,175	(2)	1.58	December 31, 2005	December 31, 2015
	268,905	(2)	1.85	March 14, 2006	March 14, 2016
	250,000	(2)	2.86	April 23, 2007	April 23, 2017
Shawn Ding	200,000	(3)	0.20	November 28, 2001	November 28, 2011
	500,000	(3)	0.20	August 1, 2002	August 1, 2012
	500,000	(3)	0.20	August 1, 2003	August 1, 2013
	768,300	(4)	1.09	March 14, 2004	March 14, 2014
	100,000	(4)	0.86	December 10, 2004	December 10, 2014
	405,900	(4)	1.26	April 12, 2005	April 12, 2015
	275,175	(4)	1.58	December 31, 2005	December 31, 2015
	268,905	(4)	1.85	March 14, 2006	March 14, 2016
	250,000	(4)	2.86	April 23, 2007	April 23, 2017
Zonglian Gu	*		0.50	August 1, 2003	August 1, 2013
	*		2.86	April 23, 2007	April 23, 2017
Ge (Michael) Xu	*		2.86	April 23, 2007	April 23, 2017
Changqing Xie	*		0.86	December 10, 2004	December 10, 2014
Samuel Yen	*	(5)	(5)	(5)	(5)
Min Fan	*	(6)	(6)	(6)	(6)

*	Director or officer beneficially owns less than 1% of our ordinary shares outstanding as of the date of this prospectus, including ordinary shares convertible from our preferred shares, as well as the ordinary shares underlying options exercisable by such person within 60 days of the date of this prospectus.
(1)	These options were transferred for no consideration by Ms. Huang to MLP Holdings Limited, a British Virgin Islands company, on December 5, 2004, and were exercised by MLP Holdings Limited on December 31, 2004. Qing Li is the sole shareholder of MLP Holdings Limited. See “Principal and Selling Shareholders.”
(2)	Ms. Huang is holding her stock options through her wholly-owned British Virgin Islands company, South Lead Technology Limited.
(3)	These options were transferred for no consideration by Mr. Ding to New Value Technology Limited, a British Virgin Islands company, on December 1, 2003, 700,000 of these options were exercised by New Value Technology Limited on December 31, 2004 and the remaining 500,000 were exercised by New Value Technology on February 23, 2006. Qing Li is the sole shareholder of New Value Technology Limited. See “Principal and Selling Shareholders.”
(4)	Mr. Ding is holding his options through his wholly-owned British Virgin Islands company, Moral Known Industrial Limited.
(5)	Mr. Yen will be granted options to purchase ordinary shares on the date of the closing of this offering at an exercise price equal to the initial offering price.
(6)	Mr. Fan will be granted options to purchase ordinary shares on the date of the closing of this offering at an exercise price equal to the initial offering price.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information, as of the date of this prospectus and assuming the conversion of all preferred shares into ordinary shares, with respect to the beneficial ownership of our ordinary shares by:

•	each person known to us to own beneficially more than 5% of our ordinary shares;

•	each of our directors and executive officers who beneficially own our ordinary shares; and

•	each shareholder participating in this offering.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table below have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. A shareholder is also deemed to be, as of any date, the beneficial owner of all securities that such shareholder has the right to acquire within 60 days after that date through (a) the exercise of any option, warrant or right, (b) the conversion of a security, (c) the power to revoke a trust, discretionary account or similar arrangement, or (d) the automatic termination of a trust, discretionary account or similar arrangement.

	Ordinary shares beneficially owned prior to this offering		Shares to be sold by selling shareholders in the offering	Shares beneficially owned after this offering(1)
	Number(2)	%(3)		Number(2)	%(3)
Directors and Executive Officers
Julia Huang(4)	1,220,260	2.39	—	1,220,260	1.81
Shawn Ding(5)	1,286,927	2.52	—	1,286,927	1.91
Shasha Chang(6)	3,377,336	6.61	—	3,377,336	5.00
Xiaohong Chen(7)	10,132,934	19.82	—	10,132,934	15.01
Zonglian Gu	*	*	—	*	*
Changqing Xie	*	*	—	*	*
All directors and executive officers as a group	16,517,457	32.31	—	16,517,457	24.47

Principal and Selling Shareholders
Tiger Global(8)	10,132,934	19.82	—	10,132,934	15.01
Qing Li(9)	3,580,534	7.00	—	3,580,534	5.30
The McGraw-Hill Companies, Inc.(10)	3,377,336	6.61	—	3,377,336	5.00
Level Global Investors, L.P.(11)	3,189,189	6.24	1,312,791	1,876,398	2.78
Right Union Investment Limited(12)	2,903,690	5.68	—	2,903,690	4.30
IDG Technology Venture Investments, LP(13)	2,300,000	4.50	946,767	1,353,233	2.01
UOB Venture Technology Investments Ltd.(14)	1,371,036	2.68	531,999	839,037	1.24
Newfoundland Opportunity Limited(15)	1,035,660	2.03	426,318	609,342	0.90
Smart Master International Limited(16)	884,718	1.73	364,185	520,533	0.77
EcoChina Investments LLC(17)	750,000	1.47	305,964	444,036	0.66
MMFI CAPI Venture Investments Limited(18)	500,000	0.98	203,976	296,024	0.44

*	Director or executive officer who beneficially owns less than 1% of our ordinary shares.
(1)	Assumes that the underwriters do not exercise their over-allotment option. The underwriters may choose to exercise the over-allotment options in full, in part or not at all.
(2)	Beneficial ownership of each listed person includes the shares such person has the right to acquire within 60 days after the date of this prospectus.
(3)	Percentage of beneficial ownership of each listed person prior to the offering is based on 51,123,781 ordinary shares outstanding as of the date of this prospectus, including ordinary shares convertible from our preferred shares, as well as the ordinary shares underlying options exercisable by such person within 60 days of the date of this prospectus. Percentage of beneficial ownership of each listed person after the offering is based on 67,491,781 ordinary shares outstanding immediately after the closing of this offering and the ordinary shares underlying options exercisable by such person within 60 days of the date of this prospectus.

(4)	Consists of 1,220,260 ordinary shares underlying stock options from us held by South Lead Technology Limited, a British Virgin Islands company, and exercisable by South Lead Technology Limited within 60 days of the date of this prospectus. Ms. Huang is the beneficial owner of all the outstanding stock of South Lead Technology Limited.
(5)	Represents ordinary shares underlying stock options exercisable within 60 days of the date of this prospectus held by Mr. Ding through his wholly-owned British Virgin Islands Company, Moral Known Industrial Limited.
(6)	Represents 3,377,336 ordinary shares issuable upon conversion of the same number of preferred shares held by The McGraw-Hill Companies, Inc. Ms. Chang is the general manager of the China division of The McGraw-Hill Companies, Inc. Ms. Chang disclaims beneficial ownership of all of our shares held by The McGraw-Hill Companies, Inc., except to the extent of her pecuniary interest therein.
(7)	Represents 8,357,884 ordinary shares issuable upon conversion of the same number of preferred shares and warrants to purchase 1,766,873 ordinary shares, which warrants are exercisable in full within 60 days of the date of this prospectus, held by Tiger Global Private Investment Partners II, L.P., a Cayman Islands limited partnership, and 6,750 ordinary shares issuable upon conversion of the same number of preferred shares and warrants to purchase 1,427 ordinary shares, which warrants are exercisable in full within 60 days of the date of this prospectus, held by Tiger Global II, L.P., a Delaware limited partnership. Ms. Chen is managing partner at Tiger Global Private Investment Partners II, L.P. Ms. Chen disclaims beneficial ownership of all of our shares held by entities affiliated with Tiger Global Private Investment Partners II, L.P., except to the extent of her pecuniary interest therein.
(8)	Represents 8,357,884 ordinary shares issuable upon conversion of the same number of preferred shares and warrants to purchase 1,766,873 ordinary shares, which warrants are exercisable in full within 60 days of the date of this prospectus, held by Tiger Global Private Investment Partners II, L.P., a Cayman Islands limited partnership, and 6,750 ordinary shares issuable upon conversion of the same number of preferred shares and warrants to purchase 1,427 ordinary shares, which warrants are exercisable in full within 60 days of the date of this prospectus, held by Tiger Global II, L.P., a Delaware limited partnership. Tiger Global PIP Performance II, L.L.C., a Delaware limited liability company, is the general partner of Tiger Global Private Investment Partners II, L.P. and Tiger Global Performance, L.L.C., a Delaware limited liability company, is the general partner of Tiger Global II, L.P. Mr. Charles P. Coleman III, a U.S. citizen, is a managing member of each of Tiger Global PIP Performance II, L.L.C. and Tiger Global Performance, L.L.C. Mr. Charles P. Coleman disclaims beneficial ownership with respect to the above shares except to the extent of his pecuniary interest therein.
(9)	Represents 2,000,000 ordinary shares held by MLP Holdings Limited, a British Virgin Islands company, which shares were acquired by MLP Holdings Limited upon the exercise of options transferred to MLP Holdings Limited by Julia Huang, 1,466,267 ordinary shares held by New Value Technology Limited, a British Virgin Islands company, 1,200,000 shares of which were acquired by New Value Technology Limited upon the exercise of options transferred to New Value Technology Limited by Shawn Ding, and 266,267 shares of which were acquired by New Value Technology Limited in March 2007, and 64,267 ordinary shares underlying stock options from us held by Ms. Li and exercisable by Ms. Li within 60 days of the date of this prospectus. Ms. Li is the sole shareholder of each of MLP Holdings Limited and New Value Technology Limited. As of June 30, 2007, we have granted options to purchase 96,400 ordinary shares to Qing Li in exchange for consulting services performed by Qing Li to us. See “Management—Share-Based Compensation Plans.”
(10)	Represents 3,377,336 ordinary shares issuable upon conversion of the same number of preferred shares.
(11)	Represents 2,702,703 ordinary shares issuable upon conversion of the same number of preferred shares and warrants to purchase 486,476 ordinary shares, which warrants are exercisable within 60 days of the date of this prospectus. Level Global, L.L.C., a Delaware limited liability company is the general partner of Level Global Investors, L.P. If the over-allotment option is exercised by the underwriters, Level Global Investors, L.P. will sell up to an additional 231,267 ordinary shares.
(12)	Represents 2,033,733 ordinary shares and 869,957 ordinary shares issuable upon conversion of the same number of preferred shares.
(13)	Represents 2,300,000 ordinary shares issuable upon conversion of the same number of preferred shares. If the over-allotment option is exercised by the underwriters, IDG Technology Venture Investments, LP will sell up to an additional 166,785 ordinary shares.
(14)	Represents 1,249,414 ordinary shares issuable upon conversion of the same number of preferred shares and warrants to purchase 121,621 ordinary shares, which warrants are exercisable in full within 60 days of the date of this prospectus. UOB Technology Investments Ltd. will not sell additional ordinary shares if the over-allotment option is exercised by the underwriters.
(15)	If the over-allotment option is exercised by the underwriters, Newfoundland Opportunity Limited will sell up to an additional 75,102 ordinary shares.
(16)	If the over-allotment option is exercised by the underwriters, Smart Master International Limited will sell up to an additional 64,155 ordinary shares.
(17)	Represents 750,000 ordinary shares issuable upon conversion of the same number of preferred shares. If the over-allotment option is exercised by the underwriters, EcoChina Investments LLC will sell up to an additional 45,894 ordinary shares.
(18)	Represents 500,000 ordinary shares issuable upon conversion of the same number of preferred shares. If the over-allotment option is exercised by the underwriters, MMFI CAPI Venture Investments Limited will sell up to an additional 30,597 ordinary shares.

As of the date of this prospectus, 3,484,607, 3,800,000, 3,384,086, 2,702,703 and 2,108,034, respectively, of our ordinary shares, and Series A, B, C and D preferred shares, or warrants to acquire such shares that are exercisable within 60 days of the date of this prospectus, are held by record holders in the United States, which represent 8.7%, 9.5%, 8.4%, 6.7% and 5.2%, respectively, of our total share capital. We have a total of 20 record holders in the United States.

None of our existing shareholders has voting rights that will differ from the voting rights of other shareholders after the closing of this offering.

RELATED PARTY TRANSACTIONS

Contractual Arrangements relating to Certain Affiliated Entities

Due to the Chinese regulatory restrictions on foreign investment in the Internet and K-12 education sectors, we entered into a series of agreements with Hongcheng Education and Xiandai Technology, our Chinese affiliated entities in which we do not have a direct ownership interest, for us to maintain effective control over and receive the economic benefits of those entities. For the regulatory restrictions, see “Regulation—Educational Regulations relating to Our Businesses” and “Regulation—Telecommunication Regulations relating to Our Businesses.”

Contractual Arrangements with respect to Hongcheng Education

Under the current Chinese legal framework, foreign invested companies are not permitted to invest in K-12 schools in China. We operate the three private primary and secondary schools through Hongcheng Education, and have entered into a series of agreements with Hongcheng Education and its shareholders, Mr. Changqing Xie, one of our officers, and Mr. Xueshan Yang, one of our directors, to maintain effective control over and receive the economic benefits of Hongcheng Education. Currently, Mr. Xie and Mr. Yang hold 72% and 28% of the equity interest in Hongcheng Education, respectively. The material agreements that currently govern the relationship and economic arrangements between Hongcheng Education and us are described in greater detail below.

ChinaEdu and Changqing Xie Loan Agreement.    We entered into a loan agreement with Mr. Xie on January 3, 2005 (and amended such agreement on July 12, 2005 and July 18, 2007), pursuant to which we loaned Mr. Xie approximately $4.8 million to fund the registered capital requirements of Hongcheng Education. The term of the loan is 20 years and may be extended with the consent of the parties. To the extent permitted by Chinese law, the loan may only be repaid by Mr. Xie transferring all of his equity interests in Hongcheng Education to us (or our designee). Mr. Xie has agreed that we have the right to appoint all directors to the board of directors of Hongcheng Education that Mr. Xie is entitled to appoint in his capacity as a shareholder of the entity.

ChinaEdu and Xueshan Yang Loan Agreement.    We entered into a loan agreement with Mr. Yang on January 3, 2005 (and amended such agreement in June 2005 and July 18, 2007), pursuant to which we loaned Mr. Yang approximately $1.8 million to fund the registered capital requirements of Hongcheng Education. The term of the loan is 20 years and may be extended with the consent of the parties. To the extent permitted by Chinese law, the loan may only be repaid by Mr. Yang transferring all of his equity interests in Hongcheng Education to us (or our designee). Mr. Yang has agreed that we have the right to appoint all directors to the board of directors of Hongcheng Education that Mr. Yang is entitled to appoint in his capacity as a shareholder of the entity.

Hongcheng Education, Changqing Xie, Xueshan Yang and Hongcheng Technology Shareholder’s Voting Rights Entrustment Agreement.    Hongcheng Education, Mr. Xie and Mr. Yang and Hongcheng Technology entered into a shareholder’s voting rights entrustment agreement dated on July 12, 2005, pursuant to which Mr. Xie and Mr. Yang irrevocably entrusted Hongcheng Technology with the right to act as their proxies and vote their shares in Hongcheng Education. Mr. Xie entered into a second similar agreement with Hongcheng Education and Hongcheng Technology on December 20, 2005. These agreements will remain effective as long as Mr. Xie or Mr. Yang, respectively, remains a shareholder in Hongcheng Education.

Changqing Xie, Xueshan Yang and Hongcheng Technology Call Option Agreement.    Mr. Xie and Mr. Yang entered into a call option agreement with Hongcheng Technology on July 12, 2005 pursuant to which Mr. Xie and Mr. Yang each granted irrevocable options to purchase all or, in the case of Mr. Xie, a portion, of their respective equity interests in Hongcheng Education to Hongcheng Technology at the lowest price permitted under applicable Chinese laws. Mr. Xie entered into a second similar call option agreement with Hongcheng Technology on December 20, 2005 granting similar rights to Hongcheng Technology with respect to shares in Hongcheng Education held by Mr. Xie that were not covered under the original call option agreement.

Changqing Xie, Xueshan Yang and Hongcheng Technology Equity Pledge Agreement.    As security for Mr. Xie and Mr. Yang’s obligations under their Call Option Agreements and Shareholder Voting Rights Entrustment Agreements with Hongcheng Technology and Hongcheng Education’s obligations under the technical consulting and services agreement with Hongcheng Technology, Mr. Xie and Mr. Yang pledged all of their equity interests in Hongcheng Education and all distributions arising from those interests to Hongcheng Technology under equity pledge agreements dated July 12, 2005 and December 20, 2005, as amended on July 18, 2007.

Power of Attorney by Changqing Xie and Xueshan Yang.    For purposes of securing their performance under the various agreements that they have entered into with us and Hongcheng Technology, both Mr. Xie and Mr. Yang have irrevocably appointed Hongcheng Technology as their attorneys-in-fact and have authorized Hongcheng Technology to take all actions on their behalf (as shareholders of Hongcheng Education) that are deemed appropriate by Hongcheng Technology.

Hongcheng Technology and Hongcheng Education Exclusive Technical Consulting and Services Agreement.    In July 2007, we, through our wholly-owned subsidiary Hongcheng Technology, entered into an exclusive technical consulting and services agreement with Hongcheng Education. Under this agreement Hongcheng Technology provides courseware and product development services, website design services, maintenance and security services, employee training services and any other services that may be agreed upon by the parties to Hongcheng Education. As consideration for these services Hongcheng Education pays Hongcheng Technology a service fee equal to 80% of its annual gross revenue.

Contractual Arrangements with respect to Xiandai Technology

On July 12, 2005, we entered into a series of agreements with Xiandai Technology, the ICP license holder for operating our website www.chinaedu.net, and its shareholders, our former director Mr. Gongquan Wang and current director Mr. Xueshan Yang, to maintain effective control over and receive the economic benefits of Xiandai Technology and satisfy the Chinese regulatory restrictions on foreign investment in the ICP sector. Currently, Mr. Wang and Mr. Yang each hold 50% of the equity interest in Xiandai Technology. The material agreements that currently govern the relationship and economic arrangements between Hongcheng Technology and Xiandai Technology are described in greater detail below.

Hongcheng Technology and Gongquan Wang Loan Agreement.    Hongcheng Technology and Mr. Wang entered into a loan agreement on July 12, 2005 (and amended such agreement on August 30, 2006) under which Hongcheng Technology loaned Mr. Wang RMB0.3 million to fund the registered capital requirements of Xiandai Technology. The term of the loan is 20 years and may be extended with the consent of the parties. To the extent permitted by Chinese law, the loan may be repaid by Mr. Wang using the proceeds from the transfer all of his equity interests in Xiandai Technology to Hongcheng Technology or its designee. The parties have agreed that Hongcheng Technology has the right to appoint all directors to the board of directors of Xiandai Technology that Mr. Wang is entitled to appoint in his capacity as a shareholder of the entity.

Hongcheng Technology and Xueshan Yang Loan Agreement.    Hongcheng Technology and Mr. Yang entered into a loan agreement on July 12, 2005 (and amended such agreement on August 30, 2006) under which Hongcheng Technology loaned Mr. Yang RMB0.3 million to fund the registered capital requirements of Xiandai Technology. The term of the loan is 20 years and may be extended with the consent of the parties. To the extent permitted by Chinese law, the loan may be repaid by Mr. Yang using the proceeds from the transfer all of his equity interests in Xiandai Technology to Hongcheng Technology or its designee. The parties have agreed that Hongcheng Technology has the right to appoint all directors to the board of directors of Xiandai Technology that Mr. Yang is entitled to appoint in his capacity as a shareholder of the entity.

Xiandai Technology, Gongquan Wang, Xueshan Yang and Hongcheng Technology Shareholders’ Voting Rights Entrustment Agreement.    Xiandai Technology, Mr. Wang, Mr. Yang and Hongcheng Technology entered into a shareholder’s voting rights entrustment agreement pursuant to which Mr. Wang and Mr. Yang irrevocably entrusted Hongcheng Technology with the right to act as their proxies and vote all of their shares in Xiandai Technology. This agreement will remain effective as long as either of Messrs. Wang or Yang remains a shareholder in Xiandai Technology.

Gongquan Wang, Xueshan Yang and Hongcheng Technology Call Option Agreement.    Mr. Wang and Mr. Yang also entered into call option agreements with Hongcheng Technology under which each of them granted to Hongcheng Technology or its designee irrevocable options to purchase all of their respective equity interests in Xiandai Technology at the lowest price permitted under applicable Chinese laws.

Gongquan Wang, Xueshan Yang and Hongcheng Technology Equity Pledge Agreement.    Mr. Wang and Mr. Yang also pledged all of their equity interests in Xiandai Technology and all distributions arising from those interests to Hongcheng Technology under equity pledge agreements dated July 12, 2005, as amended on July 18, 2007, to secure their performance under their Call Option Agreements and Shareholder Voting Rights Entrustment Agreements with Hongcheng Technology and the performance of Xiandai Technology under the Technical Consulting and Services Agreement with Hongcheng Technology.

Power of Attorney by Gongquan Wang and Xueshan Yang.    Each of Mr. Wang and Mr. Yang has appointed Hongcheng Technology as his attorney-in-fact with and has authorized Hongcheng Technology to take all the actions on his behalf (as a shareholder of Xiandai Technology) that are deemed appropriate by Hongcheng Technology.

Hongcheng Technology and Xiandai Technology Exclusive Technical Consulting and Services Agreement.    We, through our wholly-owned subsidiary Hongcheng Technology, entered into an exclusive technical consulting and services agreement with Xiandai Technology. Under this agreement Hongcheng Technology provides network technology development services, website design services, maintenance and security services, employee training services and any other services that may be agreed upon by the parties to Xiandia Technology. As consideration for these services Xiandai Technolgoy pays Hongcheng Technology a service fee equal to 80% of its annual gross revenue.

Stock Option Grants

We have granted options to purchase our ordinary shares to certain of our employees, directors and officers under our equity incentive plan. As of the date of this prospectus, there were outstanding options to purchase an aggregate of 9,403,800 ordinary shares. For a description of our equity incentive plan and these option grants, see “Management—Stock-Based Compensation Plans.”

Registration Rights

After this offering, assuming no exercise by the underwriters of their over-allotment option, the holders of an aggregate of 29,536,862 ordinary shares will be entitled to registration rights under a written agreement between us and such holders. This agreement requires us, upon request of the holders, from time to time to file registration statements to facilitate registered sales by those holders of ordinary shares in the United States. In addition, the agreement provides that these holders may require us to include their ordinary shares in registration statements filed by us relating to securities offerings of ordinary shares in the United States. We are required to indemnify the holders and any underwriters in connection with sales of ordinary shares pursuant to any of these registration statements and we are required to bear all expenses in connection with these registrations. See “Description of Share Capital—Registration Rights” for a more detailed description of these registration rights. Except for one holder holding less than 1% of our shares immediately prior to the offering, these holders have agreed that, without the prior written consent of Bear, Stearns & Co. Inc. on behalf of the underwriters, they will not, during the period ending 180 days after the date of this prospectus, exercise any of these registration rights. See “—Lock-up Agreements.”

Shareholders Agreement

We entered into a shareholders agreement with certain holders of our ordinary shares and preferred shares, and this shareholders agreement has been amended and restated from time to time in connection with our issuance of additional ordinary or preferred shares. The shareholders agreement contains certain restrictions on transfers of our shares by these shareholders, including rights of first offer in favor of our company and the preferred holders on transfers by the ordinary holders, rights of co-sale in favor of the preferred holders with respect to transfers by the ordinary holders and restrictions on the transfer of equity interests of, and the incurring of indebtedness by, certain shareholders that are not natural persons. In addition, the shareholders agreement grants the shareholders certain rights to information with respect to our company and contains provisions requiring the shareholders to vote their shares so as to elect designees of certain of the shareholders to our board of directors. The shareholders agreement will automatically terminate upon the consummation of this offering.

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Law (2007 Revision) of the Cayman Islands, which is referred to as the Companies Law below.

As of the date hereof, our authorized share capital consists of 61,068,503 ordinary shares, with a par value of $0.01 each, 5,450,000 Series A preferred shares, with a par value of $0.01 each, 13,908,795 Series B preferred shares, with a par value of $0.01 each, 8,614,054 Series C preferred shares, with a par value of $0.01 each and 2,598,503 Series D preferred shares, with a par value of $0.01 each. As of the date hereof, there are 18,407,408 ordinary shares issued and outstanding, 5,450,000 Series A preferred shares issued and outstanding, 12,110,495 Series B preferred shares issued and outstanding, 3,378,379 Series C preferred shares issued and outstanding and 2,598,503 Series D preferred shares issued and outstanding. All of our issued and outstanding Series A, B, C and D preferred shares will automatically convert into ordinary shares, at a conversion rate of one preferred share to one ordinary share upon completion of this offering.

Upon completion of this offering, we will adopt our fifth amended and restated memorandum and articles of association, which will replace our current amended and restated memorandum and articles of association in their entirety. The following are summaries of material provisions of our fifth amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

Ordinary Shares

General

All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares.

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law.

Subject to the Companies Law, our directors or our shareholders in a general meeting may declare dividends in any currency to be paid to our shareholders but no dividends will exceed the amount recommended by our directors. Dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our directors determine is no longer necessary. Our board of directors may also declare and pay dividends out of the share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Law.

Except in so far as the rights attaching to, or the terms of issue of, any share otherwise provides (i) all dividends will be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, but no amount paid up on a share in advance of calls will be treated for this purpose as paid up on that share, and (ii) all dividends will be apportioned and paid pro rata according to the amounts paid upon the shares during any portion or portions of the period in respect of which the dividend is paid.

Our directors may also decide to pay any dividend that is payable on any shares semi-annually or on any other dates, whenever our financial position, in the opinion of our directors, justifies such payment.

Our directors may decide to deduct from any dividend or bonus payable to any shareholder all sums of money (if any) presently payable by such shareholder to us on account of calls, installments or otherwise.

No dividend or other moneys payable by us on or in respect of any share will bear interest against us.

In respect of any dividend proposed to be paid or declared on our share capital, our directors may resolve and direct that (i) such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up, provided that our members entitled thereto will be entitled to elect to receive such dividend, or part thereof if our shareholders so determine, in cash in lieu of such allotment, or (ii) the shareholders entitled to such dividend will be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as our directors may think fit. We may also, upon the recommendation of the board of directors, resolve in respect of any particular dividend that, notwithstanding the foregoing, it may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right of shareholders to elect to receive such dividend in cash in lieu of such allotment.

Any dividend interest or other sum payable in cash to the holder of shares may be paid by check or warrant sent by mail addressed to the holder at his registered address, or addressed to such person and at such addresses as the holder may direct. Every check or warrant will, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the register in respect of such shares, and will be sent at his or their risk and payment of the check or warrant by the bank on which it is drawn will constitute a good discharge to us.

All dividends unclaimed for one year after having been declared may be invested or otherwise made use of by our board of directors for the benefit of our company until claimed. Any dividend unclaimed after a period of six years from the date of declaration of such dividend may be forfeited by our board of directors and, if so forfeited, will revert to us.

Whenever our directors or our shareholders in general meeting have resolved that a dividend be paid or declared, our directors may further resolve that such dividend be satisfied by direct payment or satisfaction wholly or in part by the distribution of specific assets of any kind, and in particular of paid up shares, debentures or warrants to subscribe for our securities or securities of any other company. Where any difficulty arises with regard to such distribution, our directors may settle it as they think expedient. In particular, our directors may issue fractional certificates, ignore fractions altogether or round the same up or down or fix the value for distribution purposes of any such specific assets and may determine that cash payments will be made to any of our shareholders upon the footing of the value so fixed in order to adjust the rights of the parties and may vest any such specific assets in trustees as may seem expedient to our directors and appoint any person to sign any requisite instruments of transfer and other documents on behalf of the persons entitled to the dividend, and such appointments are effective and binding on our shareholders.

Voting Rights

Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of our board of directors or by any shareholder present in person or by proxy holding 10% in nominal value of the shares given the right to attend and vote at the meeting.

A quorum required for a meeting of shareholders consists of shareholders who hold at least one-third of our ordinary shares at the meeting present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Shareholders’ meetings are held annually and may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate at least ten percent of our ordinary shares. Advance notice of at least ten days is required for the convening of our annual general meeting and other shareholders meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares. A special resolution will be required for important matters such as a change of name or making changes to our fifth amended and restated memorandum and articles of association.

Transfer of Ordinary Shares

Subject to the restrictions in our articles of association which are summarized below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any ordinary share unless

•

the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of ordinary shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; or

•	the ordinary shares transferred are free of any lien in favor of us.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Liquidation

Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares (i) if we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess will be distributed among those shareholders in proportion to the amount paid up at the commencement of the winding up on the shares held by them, respectively, and (ii) if we are wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the paid-up capital, those assets will be distributed so that, as nearly as may be, the losses will be borne by the shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them, respectively. If we are wound up, the liquidator may with the sanction of our special resolution and any other sanction required by the Companies Law, divide among our shareholders in specie or kind the whole or any part of our assets (whether they consist of property of the same kind or not) and may, for such purpose, set such value as the liquidator deems fair upon any property to be divided and may determine how such division will be carried out as between the shareholders or different classes of shareholders. The liquidator may also vest the whole or any part of these assets in trustees upon such trusts for the benefit of the shareholders as the liquidator thinks fit, but so that no shareholder will be compelled to accept any assets, shares or other securities upon which there is a liability.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The ordinary shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption of Shares

Subject to the provisions of the Companies Law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by our fifth amended and restated memorandum and articles of association. Our ordinary shares are not subject to any redemption provisions.

Variations of Rights of Shares

Subject to the Companies Law of the Cayman Islands, all or any of the special rights attached to shares of any class, unless otherwise provided for by the terms of issue of the shares of that class, may be varied, modified or abrogated with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. The provisions of our amended and restated articles of association relating to general meetings will apply likewise to every such separate general meeting, but so that the quorum for the purposes of any such separate general meeting or at its adjourned meeting will be a person or persons together holding, or represented by proxy, on the date of the relevant meeting not less than one-third in nominal value of the issued shares of that class, every holder of shares of the class will be entitled on a poll to one vote for every such share held by such holder and that any holder of shares of that class present in-person or by proxy may demand a poll.

The special rights conferred upon the holders of any class of shares will not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied by the creation or issue of further shares ranking equally therewith.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Changes in Capital

We may from time to time by ordinary resolutions:

•	increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

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sub-divide our existing shares, or any of them into shares of a smaller amount provided that in the subdivision the proportion between the amount paid and the amount, if any unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived;

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cancel any shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

We may by special resolution reduce our share capital and any capital redemption reserve in any manner authorized by law.

Exempted Company

We are an exempted company with limited liability under the Companies Law (2007 Revision) of the Cayman Islands. The Companies Law in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•	an exempted company’s register of members is not open to inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may issue no par value, negotiable or bearer shares;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	an exempted company may register as a limited duration company; and

•	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company. Upon the closing of this offering, we will be subject to reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, as applicable to foreign private issuers. In addition, our proposed fifth amended and restated articles of association, which, upon receiving the requisite shareholder approval, is expected to become effective immediately upon the closing of this offering, will allow directors or shareholders to call special shareholder meetings pursuant to the procedures set forth in the articles. We believe that the differences with respect to being a Cayman Islands exempted company as opposed to a Delaware corporation do not pose additional material risks to investors, other than the risks described under “Risk Factors—Risks related to Our ADSs and This Offering.”

Differences in Corporate Law

The Companies Law is modeled after English law but does not follow many recent English law statutory enactments. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

Cayman Islands law does not provide for mergers as that expression is understood under United States corporate law. However, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the due majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such that a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a take-over offer is made and accepted by holders of 90% of the shares (within four months), the offeror may, within a two month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

We are not aware of any reported class action or derivative action having been brought in a Cayman Islands court. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

•	a company acts or proposes to act illegally or ultra vires;

•	the act complained of, although not ultra vires, required a special resolution, which was not obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime, fifth amended and restated memorandum and articles of association, which will be adopted upon the closing of this offering, will permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty, fraud or default of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law to a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our fifth amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.

Anti-takeover Provisions in the Fifth Amended and Restated Memorandum and Articles of Association

Some provisions of our fifth amended and restated memorandum and articles of association to be adopted in connection with this offering may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our fifth amended and restated memorandum and articles of association, as amended and restated from time to time, for what they believe in good faith to be in the best interests of our company.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our fifth amended and restated articles of association, which will be adopted upon the closing of this offering, provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law and our fifth amended and restated articles of association, which will be adopted upon the closing of this offering, allow our shareholders holding not less than 10 per cent of the paid up voting share capital of the Company to requisition a shareholder’s meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings. However, our fifth amended and restated articles of association require us to call such meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our fifth amended and restated articles of association, which will be adopted upon the closing of this offering, will not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our fifth amended and restated articles of association, which will be adopted upon the closing of this offering, directors can be removed, but only by the vote of holders of two-thirds of our shares, cast at a general meeting, or the unanimous written resolution of all shareholders, or upon written notice by the shareholder who nominated such director any time for any reason.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or that owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction that resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the Companies Law of the Cayman Islands and our fifth amended and restated articles of association, which will be adopted upon the closing of this offering, our company may be dissolved, liquidated or wound up only by the vote of holders of two-thirds of our shares voting at a meeting or the unanimous written resolution of all shareholders.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our fifth amended and restated articles of association, which will be adopted upon the closing of this offering, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the vote at a class meeting of holders of two-thirds of the shares of such class or unanimous written resolution.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our fifth amended and restated memorandum and articles of association may only be amended with the vote of holders of two-thirds of our shares voting at a meeting or the unanimous written resolution of all shareholders.

Rights of Non-resident or Foreign Shareholders

There are no limitations imposed by our fifth amended and restated memorandum and articles of association, which will be adopted upon the closing of this offering, on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our fifth amended and restated memorandum and articles of association, which will be adopted upon the closing of this offering, governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances

The following is a summary of our securities issuances during the past three years.

Preferred Shares, Convertible Notes and Warrants

In December 2004, we issued an aggregate of 12,140,495 Series B preferred shares in a private placement to a group of investors including Tiger Global Private Investment Partners II, L.P., Tiger Global II, L.P., The McGraw Hill Companies, Inc., UOB Venture Technology Investments Ltd., and Axial Group Limited. Tiger Global Private Investment Partners II, L.P. and Tiger Global II, L.P. purchased their Series B preferred shares for $1.315 per share and we also issued a warrant to Tiger Technology Private Investment Partners II, L.P. to purchase an aggregate of 1,766,873 ordinary shares at a price of $1.48 per share and a warrant to Tiger Global II, L.P. to purchase an aggregate of 1,427 ordinary shares at a price of $1.48 per share, in each case for no additional consideration. These warrants are exercisable at any time prior to December 13, 2009. The other investors purchased their Series B preferred shares for $1.48 per share. Upon the closing of this offering, each Series B preferred share will be converted into one ordinary share.

In July 2005, we issued an aggregate of 3,378,379 Series C preferred shares at a price of $1.85 per share in a private placement to a group of investors including Level Global Investors, L.P. and UOB Venture Technology Investments Ltd. In connection with our sale and issuance of the Series C preferred shares, we issued a warrant to purchase 486,486 ordinary shares at a price of $1.85 per share to Level Global Investors, L.P., which is exercisable at any time prior to July 14, 2010. We also issued a convertible promissory note bearing interest at 8% in favor of Level Global Investors, L.P., in the principal amount of $3,000,000. The principal and interest due under the convertible note may be converted into Series C preferred shares of the company at a conversion price of $1.85 per share only upon our default under the note.

In August 2005, we issued a warrant to purchase 121,622 ordinary shares at a price of $1.85 per share to UOB Venture Technology Investments Ltd, which is exercisable at any time prior to August 12, 2010. We also issued a convertible promissory note bearing interest at 8% in favor of UOB Venture Technology Investments Ltd., in the principal amount of $750,000. Both the warrant and the note were issued to UOB Venture Technology Investments Ltd. in connection with its purchase of our Series C preferred shares in July 2005. Upon the closing of this offering, each Series C preferred share will be converted into one ordinary share.

In March 2007, we issued an aggregate of 1,968,503 Series D preferred shares at a price of $3.85 per share in a private placement to a group of investors including SIG China Investments One, Limited, Jayhawk Private Equity Fund, L.P., certain affiliated funds of Bessemer Venture Partners and certain of our existing shareholders. In connection with our sale of our Series D preferred shares, certain of our ordinary shareholders transferred an aggregate of 2,206,806 ordinary shares, including 500,000 ordinary shares transferred by our former director Charles Xue, to the purchasers of our Series D preferred shares for a purchase price of $2.81 per share. The convertible promissory note held by UOB Venture Technology Investments Inc. in the amount of $750,000 was cancelled as consideration for our issuance of 83,488 Series D preferred shares and cash payment of $0.4 million to UOB Venture Technology Investments Inc.

In July 2007, we issued an aggregate of 630,000 Series D preferred shares at a price of $3.85 per share in a private placement to Right Union Investment Limited. We also repurchased an aggregate of 30,000 Series B preferred shares from certain of our shareholders for a purchase price of $2.81 per share.

In September 2007, we issued 300,000 Series A preferred shares to IDG Technology Venture Investments, LP upon the exercise of a warrant at an exercise price of $1.00 per share.

Ordinary Shares

In December 2004, we issued 2,000,000 ordinary shares to MLP Holdings Limited for an aggregate purchase price of $400,000 pursuant to the exercise of stock options transferred by Julia Huang to MLP Holdings Limited, and we issued 700,000 ordinary shares to New Value Technology Limited for an aggregate purchase price of $140,000 pursuant to the exercise of stock options transferred by Shawn Ding to New Value Technology Limited. See “Principal and Selling Shareholders.”

In January 2005, we issued 1,745,000 ordinary shares to Rendashiji Technology Development Co. Ltd. in consideration for certain services rendered by Rendashiji Technology Development Co. Ltd. in connection with the establishment of our collaborative alliance with Renmin University of China and a cash payment of $17,450.

In July 2005, we issued 550,000 ordinary shares to Pretty Wisdom Management Limited as payment for certain services rendered by Pretty Wisdom Management Services Limited. We have agreed to repurchase these shares at any time after January 1, 2008 upon the election of Pretty Wisdom Management Services Limited for an aggregate purchase price of approximately RMB7.5 million ($1.0 million).

In February 2006, we entered into an agreement with China Education Holdings Limited, pursuant to which we acquired 80% of the equity interests of Beijing BCIT Educational Management Consulting Co., Limited in exchange for the issuance of our ordinary shares and the right, subject to the achievement of certain post-closing performance goals, to receive additional ordinary shares. We issued 2,025,061 ordinary shares to China Education Holdings Limited in connection with the closing. The post-closing performance goals have not been attained and we have no further obligation to issue additional shares to China Education Holdings Limited.

Also in February 2006, we issued 500,000 ordinary shares to New Value Technology Limited for an aggregate purchase price of $100,000 pursuant to the exercise of stock options transferred by Shawn Ding to New Value Technology Limited.

In March 2007, we repurchased and issued an aggregate of 2,300,000 ordinary shares to Right Union Investment Limited and New Value Technology Limited, at a price of $2.81 per share.

In July 2007, we repurchased an aggregate of 600,000 ordinary shares from certain of our shareholders for a purchase price of $2.81 per share.

On or prior to the closing of this offering, we will issue 121,622 ordinary shares to UOB Venture Technology Investments Ltd. upon the exercise of a warrant at an exercise price of $1.85 per share.

Share Options

Since August 2004, we have granted options to purchase 7,254,800 ordinary shares to our officers, directors employees and consultants pursuant to our equity incentive plan.

Registration Rights

Pursuant to our fourth amended and restated registration rights agreement entered into in March 2007, we have granted certain registration rights to holders of our registrable securities, which include our preferred shares and ordinary shares converted from our preferred shares as well as ordinary shares owned by certain of our early shareholders, or founders, as of August 18, 2000. Set forth below is a description of the registration rights granted under the agreement.

Demand Registration Rights.    Holders of at least 25% of registrable securities (excluding for such purposes the shares held by the founders) have the right to demand that we file a registration statement covering the offer and sale of their securities as long as the securities to be registered have an aggregate offering price of at least $5.0 million. We, however, are not obligated to effect a demand registration (1) if we have already effected two demand registrations, (2) during the period beginning on the 60th day prior to our good faith estimate of the filing date of, and ending on the 180th day after the effective date of, a public offering of our securities initiated by us, or (3) if the securities to be registered can be immediately registered on Form S-3 or Form F-3, as applicable. We have the right to defer filing of a registration statement for up to 60 days if our board of directors determine in good faith that filing of a registration will be detrimental to us, but we cannot exercise the deferral right more than once in any 12 month period.

Form F-3 or S-3 Registration Rights.    When we are eligible to register our shares using Form F-3 or Form S-3, holders of registrable securities then outstanding have the right to request that we file a registration statement under Form F-3 or Form S-3 as long as the aggregate amount of securities to be sold under the registration statement exceeds $1.50 million. We may defer filing of a registration statement on Form F-3 or Form S-3 for up to 60 days if our board of directors determine in good faith that filing such a registration statement will be detrimental to us and our shareholders, provided that we cannot exercise the deferral right more than once in any 12 month period. We are not obligated to file a registration statement on Form F-3 or Form S-3 if we have already effected two registrations on Form F-3 or Form S-3 within the 18 month period preceding the date of such request.

Piggyback Registration Rights.    If we propose to file a registration statement for a public offering of our securities other than as required by the agreement granting holders of our registrable securities the registration rights or pursuant to a registration statement relating to the sale or issuance of securities under an employee benefit plan or in connection with a corporate reorganization, then we must offer holders of registrable securities an opportunity to include in such registration all or any part of their registrable securities. We must use our best effort to cause the underwriters in any underwritten offering to permit these shareholders who so requested to include their shares on the same terms and conditions as our securities to be registered.

Expenses of Registration.    We will pay all expenses relating to any demand, piggyback or F-3 or S-3 registration other than underwriting commissions and discounts, and fees and disbursements for counsel for selling shareholders, if applicable.

Indemnification.    We are required to indemnify any selling holders of our registrable securities and any underwriters engaged in connection with sales of our ordinary shares pursuant to these registration rights.

Lock-up.    Except for one holder holding less than 1% of our shares immediately prior to this offering, the holders of our registrable securities have agreed that, without the prior written consent of Bear, Stearns & Co. Inc. on behalf of the underwriters, they will not, during the period ending 180 days after the date of this prospectus, exercise any of these registration rights. See “Shares Eligible for Future Sales—Lock-up Agreements.”

Listing

We have applied for approval to have the ADSs listed on the Nasdaq Global Market under the symbol “CEDU.”

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

The Bank of New York, as depositary, will register and deliver American Depositary Shares, or ADSs. Each ADS will represent three shares (or a right to receive three shares) deposited with the principal                      office in Hong Kong of The Hongkong and Shanghai Banking Corporation Limited, as custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York’s principal executive office is located at One Wall Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, or ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by holding ADSs in the Direct Registration System, or DRS, or (B) indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADS holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADR holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

The DRS is a system administered by the Depositary Trust Company, or DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. The Cayman Islands law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and the beneficial owners of ADSs set out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. Directions on how to obtain copies of those documents are provided on page 181 of this prospectus.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of Shares your ADSs represent.

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Cash.    The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and can not be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADR holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See “Taxation.” It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

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Shares.    The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares.

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Rights to purchase additional shares.    If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to you. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to you, it will exercise the rights and purchase the shares on your behalf. The depositary will then deposit the shares and deliver ADSs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADRs described in this section except for changes needed to put the necessary restrictions in place.

•

Other Distributions.    The depositary will send to you anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to you unless it receives satisfactory evidence from us that it is legal to make that distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons entitled thereto.

How do ADS holders cancel an American Depositary Share?

You may turn in your ADSs at the depositary’s corporate trust office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, if feasible.

How do ADS holders interchange between Certificated ADSs and Uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send you a statement confirming that you are the owner of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to you an ADR evidencing those ADSs.

Voting Rights

How do you vote?

You may instruct the depositary to vote the deposited securities, but only if we ask the depositary to ask for your instructions. Otherwise, you won’t be able to exercise your right to vote unless you withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares.

If we ask for your instructions, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. The materials will (1) describe the matters to be voted on and (2) explain how you may instruct the depositary to vote the shares or other deposited securities underlying your ADSs as you direct, including an express indication that such instruction may be given or deemed given in accordance with the last sentence of this paragraph if no instruction is received, to the depositary to give a discretionary proxy to a person designated by us. For instructions to be valid, the depositary must receive them on or before the date specified. The depositary will try, as far as practical, subject to the laws of Cayman Islands and of our memorandum and articles of association, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. If no instructions are received by the depositary from any owner with respect to any of the deposited securities represented by the ADSs on or before the date established by the depositary for such purpose, the depositary will deem the owner to have instructed the depositary to give a discretionary proxy to a person designated by us with respect to such deposited securities, and the depositary will give a discretionary proxy to a person designated by us to vote such deposited securities. No such instruction will be deemed given and no such discretionary proxy will be given with respect to any matter that we inform the depositary we do not wish such proxy given, substantial opposition exists or materially and adversely affects the rights of holders of the shares.

We can not assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to Deposited Securities, if we request the depositary to act, we will give the depositary notice of any such meeting and details concerning the matters to be voted upon not less than 45 days in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing shares must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

•      Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

•      Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.02 (or less) per ADS	• Any cash distribution to you

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

$.03 (or less) per ADSs per calendar year	• Depositary services

Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) • converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

The Bank of New York, as depositary, has agreed to reimburse us for expenses we incur that are related to the establishment and maintenance of the ADR program, including investor relations expenses and Nasdaq application and listing fees. Under that agreement, there are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not linked to the amounts of fees the depositary collects from investors.

The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary also collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide services until its fees for those services, if any, are paid.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:	Then:

•      Change the nominal or par value of our shares

•      Reclassify, split up or consolidate any of the deposited securities

•      Distribute securities on the shares that are not distributed to you

•      Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action

The cash, shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.

The depositary may, and will if we ask it to, distribute some or all of the cash, shares or other securities it received. It may also deliver new ADSs or ask you to surrender your outstanding ADSs in exchange for new ADSs identifying the new deposited securities.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADS, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement at our direction by mailing notice of termination to the ADS holders then outstanding at least 60 days prior to the date fixed in such notice for such termination. The depositary may also terminate the deposit agreement by mailing notice of termination to us and the ADS holders then outstanding if at any time 30 days shall have expired after the depositary shall have delivered to our company a written notice of its election to resign and a successor depositary shall not have been appointed and accepted its appointment.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property, and deliver shares and other deposited securities upon cancellation of ADSs. Four months after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement;

•	are not liable if either of us exercises discretion permitted under the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other party;

•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying your ADRs

You have the right to cancel your ADSs and withdraw the underlying shares at any time except:

•

When temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares.

•	When you or other ADS holders seeking to withdraw shares owe money to pay fees, taxes and similar charges.

•	When it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying shares. This is called a pre-release of the ADSs. The depositary may also deliver shares upon cancellation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADSs instead of shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the shares or ADSs to be deposited; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by the DTC. DRS is the system administered by the DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of an ADS holder, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register such transfer.

In connection with and in accordance with the arrangements and procedures relating to the DRS and Profile, the parties to the deposit agreement understand that the depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS and Profile and in accordance with the deposit agreement, shall not constitute negligence or bad faith on the part of the depositary.

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has not been a public market for our ordinary shares or our ADSs, and while we have applied to have our ADSs listed on the Nasdaq Global Market, we cannot assure you that a significant public market for the ADSs will develop or be sustained after this offering. We do not expect that an active trading market will develop for our ordinary shares not represented by the ADSs. Future sales of substantial amounts of our ADSs in the public markets after this offering, or the perception that such sales may occur, could adversely affect market prices prevailing from time to time. As described below, only a limited number of our ordinary shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, after these restrictions lapse, future sales of substantial amounts of our ADSs, including ADSs representing ordinary shares issued upon exercise of outstanding options, in the public market in the United States, or the possibility of such sales, could negatively affect the market price in the United States of our ADSs and our ability to raise equity capital in the future.

Upon the closing of the offering, we will have 58,434,407 outstanding ordinary shares, including ordinary shares represented by ADSs, assuming no exercise of the underwriters’ over-allotment option. Of that amount, 20,460,000 ordinary shares, including ordinary shares represented by ADSs, will be publicly held by investors participating in this offering, and 37,974,407 ordinary shares will be held by our existing shareholders, who may be our “affiliates” as that term is defined in Rule 144 under the Securities Act. As defined in Rule 144, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer. In addition, based on options outstanding as of the date of this prospectus, 9,403,800 ordinary shares will be subject to outstanding options after this offering, of which 7,434,677 ordinary shares will be vested and exercisable 180 days after this offering.

All of the ADSs sold in the offering and the ordinary shares they represent will be freely transferable by persons other than our “affiliates” in the United States without restriction or further registration under the Securities Act. Ordinary shares or ADSs purchased by one of our “affiliates” may not be resold, except pursuant to an effective registration statement or an exemption from registration, including an exemption under Rule 144 of the Securities Act described below.

The 16,662,408 ordinary shares and the 23,537,377 preferred shares held by existing shareholders are, and those ordinary shares to be issued upon conversion of the preferred shares upon completion of this offering and those ordinary shares issuable upon exercise of options outstanding following the completion of this offering will be, “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the United States only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. These rules are described below.

Lock-up Agreements

We, our directors, executive officers, all of our existing shareholders (other than two shareholders holding less than 3% in aggregate of our shares immediately prior to this offering) and certain of our optionholders have agreed that, without the prior written consent of Bear, Stearns & Co. Inc., neither we nor any of our directors, executive officers, existing shareholders and optionholders will, during the period of 180 days from the date of this prospectus:

•

directly or indirectly, issue, offer, sell, agree to issue, offer or sell, solicit offers to purchase, grant any call option, warrant or other right to purchase, purchase any put option or other right to sell, pledge, borrow or otherwise dispose of any of our ADSs, ordinary shares or securities convertible into or exchangeable or exercisable for any of our ADSs or ordinary shares, or make any public announcement of any of the foregoing;

•

establish or increase any “put equivalent position” or liquidate or decrease any “call equivalent position” (in each case within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the rules and regulations promulgated thereunder) with respect to any of our ADSs, ordinary shares or securities convertible into or exchangeable or exercisable for any of our ADSs or ordinary shares; or

•

otherwise enter into any swap, derivative or other transaction or arrangement that transfers to another, in whole or in part, any economic consequence of ownership of any of our ADSs or ordinary shares or securities convertible into or exchangeable or exercisable for any of our ADSs or ordinary shares, whether or not such transaction is to be settled by delivery of our ADSs, ordinary shares, other securities, cash or other consideration.

These restrictions do not apply, to the sale of our ordinary shares in the form of ADSs to the underwriters, the mandatory conversion of convertible securities outstanding on the date hereof or the grant of options under our share option scheme. Bear, Stearns & Co. Inc. may waive these “lock-up” restrictions at any time without public notice.

We have also agreed that, subject to certain exceptions, we will not file a registration statement under the Securities Act in connection with any transaction by us or any person that is prohibited pursuant to the restrictions in the previous paragraph. In addition, each of our directors, executive officers, existing shareholders and optionholders has agreed that, without the prior written consent of Bear, Stearns & Co. Inc., they will not, during the period of 180 days from the date of this prospectus, file or participate in the filing with the SEC of any registration statement, or circulate or participate in the circulation of any preliminary or final prospectus or other disclosure document with respect to any proposed offering or sale of any of our ADSs or ordinary shares or securities convertible into or exchangeable or exercisable for any of our ADSs or ordinary shares. Bear, Stearns & Co. Inc. may waive this restriction at any time without public notice.

In addition, we have agreed to instruct The Bank of New York, as depositary, not to accept any deposit of any ordinary shares by, or issue any ADSs to, our current shareholders, beneficial owners or optionholders for 180 days after the date of this prospectus (other than in connection with this offering), unless we instruct otherwise. The foregoing restrictions do not apply to the deposit of ordinary shares by us in connection with our equity incentive plan or the issuance of ADSs for such ordinary shares.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned “restricted securities” for at least one year would be entitled to sell in the United States, within any three-month period, a number of shares that is not more than the greater of:

•

1% of the number of our ordinary shares then outstanding, which will equal approximately 5,843,440 ordinary shares immediately after offering, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus; or

•

The average weekly reported trading volume of our ordinary shares on the Nasdaq Global Market during the four calendar weeks before a notice of the sale on Form 144 is filed with the SEC by such person.

Sales under Rule 144 are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us. However, these shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned the ordinary shares proposed to be sold for at least two years from the later of the date these shares were acquired from us or from our affiliate, including the holding period of any prior owner other than an affiliate, is entitled to sell those shares in the United States immediately following the offering without complying with the manner-of-sale, public information, volume limitation or notice provisions of Rule 144. However, these shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires. Upon the completion of this offering and after the lock-up period expires, 37,974,407 of our issued and outstanding ordinary shares (which includes the ordinary shares issued upon conversion of our preferred shares) held by our existing shareholders as at the date of this prospectus will be freely transferable pursuant to Rule 144(k), assuming no exercise by the underwriters of their over-allotment option and no other change to the number of ADSs offered by the selling shareholders as set forth on the cover page of this prospectus.

Rule 701

Beginning 90 days after the date of this prospectus, persons other than affiliates who purchased ordinary shares under a written compensatory plan or contract may be entitled to sell those shares in the United States in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell their shares in reliance on Rule 144 subject only to its manner-of-sale requirements. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Stock Options

As of the date of this prospectus, options to purchase an aggregate of 9,403,800 ordinary shares were outstanding under our equity incentive plan.

Registration Rights

After this offering, assuming no exercise by the underwriters of their over-allotment option, the holders of an aggregate of 29,536,862 ordinary shares will be entitled to registration rights under a written agreement between us and such holders. This agreement requires us, upon request of the holders, from time to time to file registration statements to facilitate registered sales by these holders of ordinary shares in the United States. In addition, this agreement provides that these holders may require us to include their ordinary shares in registration statements filed by us relating to securities offerings of ordinary shares in the United States. We are required to indemnify the holders and any underwriters in connection with sales of ordinary shares pursuant to any of these registration statements and we are required to bear all expenses in connection with these registrations. See “Description of Share Capital—Registration Rights” for a more detailed description of these registration rights. Except for one holder holding less than 1% of our shares immediately prior to this offering, these holders have agreed that, without the prior written consent of Bear, Stearns & Co. Inc. on behalf of the underwriters, they will not, during the period ending 180 days after the date of this prospectus, exercise any of these registration rights. See “—Lock-up Agreements.”

TAXATION

Cayman Islands Taxation

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our company levied by the Government of the Cayman Islands except for stamp duties that may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. The Cayman Islands are not party to any double taxation treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

United States Federal Income Taxation

The following is a discussion of material U.S. federal income tax consequences of purchasing, owning and disposing of shares and ADSs. This discussion does not purport to be a comprehensive description of all of the U.S. tax considerations that may be relevant to a particular person’s decision to acquire the shares or ADSs (including any state, local or non-U.S. tax consequences of the ownership of the shares or ADSs).

YOU SHOULD CONSULT YOUR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF SHARES AND ADSs IN YOUR PARTICULAR SITUATION.

This discussion applies to only to those investors that hold shares or ADSs as capital assets for U.S. tax purposes (generally, for investment). This section does not apply to holders that may be subject to special tax rules, including but not limited to:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a bank, insurance company or other financial institution;

•	a tax-exempt organization;

•	a holder liable for alternative minimum tax;

•	a holder that actually or constructively owns 10% or more by voting power or value of our stock;

•	a holder that holds equity shares or ADSs as part of a straddle, hedging or conversion transaction; or

•	a U.S. holder whose functional currency is not the U.S. Dollar.

This section is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing and proposed U.S. Treasury regulations, published rulings and other administrative guidance of the U.S. Internal Revenue Service and court decisions, all as in effect on the date hereof. These laws are subject to change or different interpretation by the U.S. Internal Revenue Service or a court, possibly on a retroactive basis.

You are a “U.S. holder” if you are a beneficial owner of shares or ADSs and you are:

•	a citizen or resident individual of the United States;

•	a U.S. domestic corporation, or other entity treated as a domestic corporation for U.S. federal income tax purposes;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or if the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

If a partnership (including for this purpose any entity treated as a partnership for U.S. tax purposes) is a beneficial owner of the shares or ADSs, the U.S. tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. A holder of the shares or ADSs that is a partnership and partners in such a partnership should consult their own tax advisors about the U.S. federal income tax consequences of holding and disposing of the shares or ADSs.

A “non-U.S. holder” is a beneficial owner of shares or ADSs that is not a U.S. person for U.S. federal income tax purposes.

For U.S. federal income tax purposes, holders of ADSs will be treated as the owners of shares represented by such ADSs.

Taxation of Dividends

U.S. Holders.    Subject to the passive foreign investment company (“PFIC”) rules referred to below, under the U.S. federal income tax laws, if you are a U.S. holder, you must include in your gross income the gross amount of any dividend paid by us out of our current or accumulated earnings and profits (as determined for U.S. Federal income tax purposes). The dividend is ordinary income that you must include in income when you receive the dividend, actually or constructively. Dividends received by a non-corporate taxpayer during taxable years beginning before January 1, 2011 will be taxed at a maximum rate of 15%, where certain holding period and other requirements are satisfied, if such dividends constitute qualified dividend income. Qualified dividend income includes dividends paid by a “qualified foreign corporation” (as defined in the Code), and we believe that we are, and will continue to be, a Qualified Foreign Corporation.

Dividends will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. If we distribute non-cash property as a dividend (other than pro rata distributions of our shares), you generally will include in income an amount equal to the fair market value of the property, in U.S. Dollars, on the date that it is distributed.

Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the equity shares and ADSs and thereafter as capital gain. However, we do not plan on calculating our earnings and profits for U.S. federal income tax purposes, and U.S. holders therefore should generally assume that any distributions paid by us are paid out of our earnings and profits for this purpose.

Non-U.S. Holders.    Dividends paid to non-U.S. holders generally will not be subject to U.S. income tax unless the dividends are “effectively connected” with your conduct of a trade or business within the United States, and the dividends are attributable to a permanent establishment (or in the case of an individual, a fixed place of business) that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to U.S. taxation on a net income basis. In such cases, you generally will be taxed in the same manner as a U.S. holder, and will not be subject to U.S. Federal withholding tax. If you are a corporate non-U.S. holder, “effectively connected” dividends may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Taxation of Capital Gains

U.S. Holders.    Subject to the PFIC rules referred to below, if you are a U.S. holder and you sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for U.S. Federal income tax purposes equal to the difference between the U.S. Dollar value of the amount that you realize and your tax basis, determined in U.S. Dollars, in your shares or ADSs. For taxable years beginning before January 1, 2011, capital gains of a non-corporate U.S. holder are generally taxed at a maximum rate of 15% where the property is held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes, unless it is attributable to an office or other fixed place of business outside the United States and certain other conditions are met. Your ability to deduct capital losses is subject to limitations.

Non-U.S. Holders.    If you are a non-U.S. holder, you will not be subject to U.S. federal income tax on gain recognized on the sale or other disposition of your shares or ADSs unless:

•

the gain is “effectively connected” with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment (or in the case of an individual, a fixed place of business) that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to U.S. taxation on a net income basis; or

•	you are an individual, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions are met.

In the first case, the non-U.S. holder will be taxed in the same manner as a U.S. holder. In the second case, the non-U.S. holder will be subject to U.S. Federal income tax at a rate of 30% on the amount by which the non-U.S. holder’s U.S.-source capital gains exceed such non-U.S. holder’s U.S.-source capital losses.

If you are a corporate non-U.S. holder, “effectively connected” gains that you recognize may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

PFIC Rules

We believe that our shares and ADSs will not be treated as stock of a PFIC for U.S. federal income tax purposes for the current tax year, and we do not expect to become a PFIC in the foreseeable future, although we can provide no assurances in this regard for the reasons discussed below. The determination of whether or not we are a PFIC in respect of any of our taxable years is a factual determination that cannot be made until the close of the applicable tax year and that is based on the types of income we earn and the value of our assets (including goodwill), both of which are subject to change. In calculating goodwill for this purpose, we will determine the total value of our assets by reference to the then-current market price of the equity and ADSs, and will make determinations regarding the amount of this total value allocable to goodwill. The value of our goodwill, and the total value of our assets, therefore will change as the market prices of our shares and ADSs change. Therefore, we can make no assurances that we will not be a PFIC in respect of our current taxable year or in the future.

In general, if you are a U.S. holder, we will be a PFIC with respect to you if for any taxable year in which you held the equity shares or ADSs:

•	at least 75% of our gross income for the taxable year is passive income; or

•	at least 50% of the value, determined on the basis of a quarterly average, of our assets, is attributable to assets that produce or are held for the production of passive income.

Passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), the excess of gains over losses from certain types of transactions in commodities, annuities and gains from assets that produce passive income. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income.

If we are treated as a PFIC, and you are a U.S. holder that did not make a mark-to-market election, as described below, you will be subject to special rules with respect to:

•	any gain you realize on the sale or other disposition of your shares or ADSs; and

•

any excess distribution that we make to you (generally, any distributions to you during a single taxable year that are greater than 125% of the average annual distributions received by you in respect of the shares or ADSs during the three preceding taxable years or, if shorter, your holding period for the shares or ADSs).

Under these rules:

•	the gain or excess distribution will be allocated ratably over your holding period for the shares and ADSs;

•	the amount allocated to the taxable year in which you realized the gain or excess distribution will be taxed as ordinary income;

•	the amount allocated to each prior year in respect of which we were, or were treated as, a PFIC generally will be taxed at the highest tax rate in effect for that year; and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC.

If you own shares in a PFIC that are treated as marketable stock, you may make a mark-to-market election. If you make this election in a timely fashion, you will not be subject to the PFIC rules described above. Instead, in general, you will include as ordinary income each year the excess, if any, of the fair market value of your equity shares and ADSs at the end of the taxable year over your adjusted basis in your shares and ADSs. You will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of your shares and ADSs over the fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Your basis in the shares and ADSs will be adjusted to reflect any such income or loss amounts.

We do not intend to furnish you with the information that you would need in order to make a “qualified electing fund” election to include your share of its income on a current basis.

If you own shares or ADSs during any year that we are a PFIC, you must file U.S. Internal Revenue Service Form 8621 that describes the distribution received on the equity shares or ADSs and the gain realized on the disposition of the shares or ADSs. The reduced tax rate for dividend income, discussed in “Taxation of Dividends,” is not applicable to dividends paid by a PFIC.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to dividends in respect of shares or ADSs or the proceeds received on the sale, exchange or redemption of shares or ADSs paid within the United States (and, in certain cases, outside the United States) to U.S. holders other than certain exempt recipients, such as corporations, and backup withholding tax at the rate of 28% may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number (or to otherwise establish, in the manner provided by law, an exemption from backup withholding) or to report dividends required to be shown on the U.S. holder’s U.S. federal income tax returns.

Backup withholding is not an additional income tax, and the amount of any backup withholding from a payment to a U.S. holder will be allowed as credit against the U.S. holder’s U.S. Federal income tax liability provided that the appropriate returns are filed.

A Non-U.S. holder generally may eliminate any requirement for information reporting and backup withholding by providing certification of its foreign status to the payer, under penalties of perjury, on IRS Form W-8BEN.

ENFORCEABILITY OF CIVIL LIABILITIES

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands corporation, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a significantly lesser extent. In addition, Cayman Islands companies do not have standing to sue before the federal courts of the United States.

Substantially all of our assets are located outside the United States. In addition, a majority of our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or such persons or to enforce against them or against us, judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. Moreover, Jun He Law Offices, our counsel as to Chinese law, has advised us that China does not have treaties with the United States providing for the reciprocal recognition and enforcement of judgment of courts.

We have appointed CT Corporation System as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any State of the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Conyers Dill & Pearman, our counsel as to Cayman Islands law, and Jun He Law Offices, our counsel as to Chinese law, have advised us that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would (1) recognize or enforce judgments of United States courts obtained against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or (2) be competent to hear original actions brought in each respective jurisdiction, against us or such persons predicated upon the securities laws of the United States or any state thereof.

Conyers Dill & Pearman has further advised us that a final and conclusive judgment in federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as a debt in the Courts of the Cayman Islands under the common law doctrine of obligation.

Jun He Law Offices has advised us further that the recognition and enforcement of foreign judgments are provided for under the Chinese Civil Procedure Law. Chinese courts may recognize and enforce foreign judgments in accordance with the requirements of the Chinese Civil Procedure Law based either on treaties between China and the country where the judgment is made or in reciprocity between jurisdictions.

UNDERWRITING

Underwriters

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, we and the selling shareholders have agreed to sell to the underwriters named below, for whom Bear, Stearns & Co. Inc. is acting as sole representative, the following numbers of ADSs:

Underwriter	Number of ADSs
Bear, Stearns & Co. Inc.
Piper Jaffray & Co.
CIBC World Markets Corp.

Total	6,820,000

The underwriters propose to offer the ADSs initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $             per ADS. After the initial public offering, the underwriters may change the public offering price and the other offering terms. The underwriters are offering the ADSs, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the ADSs, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. The underwriting agreement provides that the underwriters are obligated to purchase all the ADSs in the offering if any are purchased, other than those ADSs covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

All sales of the ADSs in the United States will be made by U.S. registered broker/dealers.

We and certain of the selling shareholders have granted to the underwriters a 30-day option to purchase up to 1,023,000 additional ADSs from us and certain of the selling shareholders at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments.

The following table summarizes the compensation and estimated expenses we and the selling shareholders will pay:

	Per ADS		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
(in thousands)
Underwriting discounts and commissions paid by us
Expenses payable by us
Underwriting discounts and commissions paid by the selling shareholders

In addition, we have agreed to pay certain legal expenses of the underwriters.

The underwriters have informed us that they do not expect sales to discretionary accounts to exceed 5% of the ADSs being offered.

We, our directors, executive officers, all of our existing shareholders (other than two shareholders holding less than 3.0% in aggregate of our ordinary shares immediately prior to this offering) and certain of our optionholders have agreed that, without the prior written consent of Bear, Stearns & Co. Inc., neither we nor any of our directors, executive officers, existing shareholders and optionholders will, during the period of 180 days from the date of this prospectus:

•

directly or indirectly, issue, offer, sell, agree to issue, offer or sell, solicit offers to purchase, grant any call option, warrant or other right to purchase, purchase any put option or other right to sell, pledge, borrow or otherwise dispose of any of our ADSs, ordinary shares or securities convertible into or exchangeable or exercisable for any of our ADSs or ordinary shares, or make any public announcement of any of the foregoing;

•

establish or increase any “put equivalent position” or liquidate or decrease any “call equivalent position” (in each case within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the rules and regulations promulgated thereunder) with respect to any of our ADSs, ordinary shares or securities convertible into or exchangeable or exercisable for any of our ADSs or ordinary shares; or

•

otherwise enter into any swap, derivative or other transaction or arrangement that transfers to another, in whole or in part, any economic consequence of ownership of any of our ADSs or ordinary shares or securities convertible into or exchangeable or exercisable for any of our ADSs or ordinary shares, whether or not such transaction is to be settled by delivery of our ADSs, ordinary shares, other securities, cash or other consideration.

These restrictions do not apply to the sale of our ordinary shares in the form of ADSs to the underwriters, the mandatory conversion of convertible securities outstanding on the date hereof or the grant of options under our share option scheme. Bear, Stearns & Co. Inc., in its sole discretion, may waive these lock-up restrictions at any time without public notice. When determining whether or not to waive any lock-up restrictions, Bear, Stearns & Co. Inc. will consider, among other factors, the holder’s reasons for requesting the waiver, the number of ADSs or ordinary shares for which the waiver is being requested and market conditions at the time.

We have also agreed that, subject to certain exceptions, we will not file a registration statement under the Securities Act in connection with any transaction by us or any person that is prohibited pursuant to the restrictions in the previous paragraph. In addition, our directors, executive officers, all of our existing shareholders (other than two shareholders holding less than 3% in aggregate of our shares immediately prior to this offering) and certain of our optionholders has agreed that, without the prior written consent of Bear, Stearns & Co. Inc., they will not, during the period of 180 days from the date of this prospectus, file or participate in the filing with the SEC of any registration statement, or circulate or participate in the circulation of any preliminary or final prospectus or other disclosure document with respect to any proposed offering or sale of any of our ADSs or ordinary shares or securities convertible into or exchangeable or exercisable for any of our ADSs or ordinary shares. Bear, Stearns & Co. Inc. may waive this restriction at any time without public notice.

Notwithstanding the restrictions described in the two preceding paragraphs, if (i) during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs, or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, all of the foregoing restrictions shall continue to apply to us, our directors, executive officers, existing shareholders and optionholders until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

In addition, we have agreed to instruct The Bank of New York, as depositary, not to accept any deposit of any ordinary shares by, or issue any ADSs to, our current shareholders, beneficial owners or optionholders for 180 days after the date of this prospectus (other than in connection with this offering), unless we instruct otherwise. The foregoing restrictions do not apply to the deposit of ordinary shares by us in connection with our equity incentive plan or the issuance of ADSs for such ordinary shares.

We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

We have applied to have our ADSs listed on the Nasdaq Global Market under the symbol “CEDU.”

Before this offering, there has been no public market for our ordinary shares or ADSs. The initial public offering price for our ADSs offered by this prospectus was determined through negotiations between us and Bear, Stearns & Co. Inc., as representative of the underwriters. In addition to prevailing market conditions, the factors considered in determining the initial public offering price for our ADSs include:

•	the valuation multiples of publicly traded companies that the representative believes to be comparable to us;

•	our financial information, the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management;

•	our past and present operations, and the prospects for, and timing of, our future revenue;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of ADSs in excess of the number of ADSs the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a “covered short position” or a “naked short position.” In a covered short position, the number of ADSs over-allotted by the underwriters is not greater than the number of ADSs that they may purchase in the over-allotment option. In a naked short position, the number of ADSs involved is greater than the number of ADSs in the over-allotment option.

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Syndicate covering transactions involve purchases of the ADSs in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of ADSs to close out a short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they could purchase ADSs through the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option, purchasing ADSs in the open market or combination of both. If the underwriters sell more ADSs than could be covered by the over-allotment option resulting in a naked short position, to the extent these sales exceed the number of ADSs available under the over-allotment option, the position can only be closed out by buying ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering.

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Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the ADSs originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the ADSs or preventing or retarding a decline in the market price of the ADSs. As a result, the price of our ADSs may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq Global Market or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters or securities dealers. In addition, the underwriters or dealers may agree to allocate a number of ADSs for sale to online brokerage account holders. ADSs to be sold in an electronic distribution will be allocated on the same basis as other allocations. In addition, ADSs may be sold by the underwriters to securities dealers who resell ADSs to online brokerage account holders.

Certain of the underwriters or their affiliates may in the future provide investment banking and other financial services to us and our affiliates in the ordinary course of business and will receive customary compensation in connection therewith. The address of the representative of the underwriters, Bear, Stearns & Co. Inc., is 383 Madison Avenue, New York, New York 10179.

Selling Restrictions

General

No action has been or will be taken by us or by any underwriter in any jurisdiction except in the United States that would permit a public offering of our ADSs, or the possession, circulation or distribution of a prospectus or any other material relating to us and our ADSs in any country or jurisdiction where action for that purpose is required. Accordingly, our ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other material or advertisements in connection with this offering may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction. The foregoing restrictions do not apply to stabilization transactions.

Canada

Each underwriter will be deemed to have represented and agreed that (1) it has not offered or sold, and will not offer or sell, any ADSs, directly or indirectly, in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and has represented that any offer or sale of ADSs in Canada will be made only (a) in accordance with an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made, and (b) by a dealer duly registered under the applicable securities laws of that province or territory or in circumstances where an exemption from the applicable registered dealer requirements is available; and (2) it will send to any dealer who purchases from it any of the ADSs a notice stating in substance that, by purchasing such ADSs, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such ADSs in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and that any offer or sale of ADSs in Canada will be made only (a) in accordance with an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made, and (b) by a dealer duly registered under the applicable securities laws of that province or territory or in circumstances where an exemption from the applicable registered dealer requirements is available, and that such dealer will deliver to any other dealer to whom it sells any of such ADSs a notice containing substantially the same statement as is contained in this sentence. Each underwriter has also agreed to comply with all applicable laws and regulations, and make or obtain all necessary filings, consents or approvals, in each Canadian jurisdiction in which it purchases, offers, sells or delivers ADSs (including, without limitation, any applicable requirements relating to the delivery of this prospectus), in each case, at its own expense. In connection with sales of and offers to sell ADSs made by it, each underwriter will either furnish to each Canadian Person to whom any such sale or offer is made a copy of the then current prospectus, or inform such person that such prospectus will be made available upon request, and will keep an accurate record of the names and addresses of all persons to whom it gives copies of this prospectus, or any amendment or supplement to this prospectus; and when furnished with any subsequent amendment to this prospectus, any subsequent prospectus or any medium outlining changes in this prospectus, such underwriter will upon request of the representative, promptly forward copies thereof to such persons or inform such persons that such amendment, subsequent prospectus or other medium will be made available upon request.

A “Canadian Person” means any national or resident of Canada (other than an individual resident in a Canadian province or territory where such individual is prohibited from purchasing securities under local provincial and territorial securities laws), or any corporation, person, profit-sharing or other trust or other entity organized under the laws of Canada or of any political subdivision thereof (other than a branch located outside Canada of any Canadian Person), and includes any Canadian branch of a person who is otherwise not a Canadian Person.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Member State Implementation Date”), it has not made and will not make an offer of the ADSs to the public in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive as implemented in that Relevant Member State, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the ADSs to the public in that Relevant Member State at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of ADSs shall require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the above, the expression an “offer of ADSs to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase the ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The foregoing shall apply in addition to any other selling restrictions set out in this prospectus.

United Kingdom

This communication is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The ADSs are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such ADSs will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Each underwriter has represented, warranted and agreed that it (a) has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) received by it in connection with the issue or sale of any ADSs which are the subject of the offering contemplated by this prospectus (the “Securities”) or in circumstances in which section 21 of FSMA does not apply to the company; and (b) has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the Securities in, from or otherwise involving the United Kingdom.

Italy

The ADSs may not be offered, sold or delivered, and copies of this prospectus or any other document relating to the ADSs may not be distributed in Italy except to professional investors, as defined by the Commissione Nazionale per le Società e la Borsa (“CONSOB”), the stock market regulator in Italy, in Art. 31.2 of CONSOB Regulation no. 11522 of 1 July 1998, as amended, pursuant to Art. 30.2 and Art. 100 of Legislative Decree no. 58 of 24 February 1998 (the “Finance Law”) or in any other circumstance where an express exemption from compliance with the solicitation restrictions is provided by the Finance Law or CONSOB Regulation no. 11971 of 14 May 1999, as amended (the “Issuers Regulation”) applies, including those provided for under Art. 100 of the Finance Law and Art. 33 of the Issuers Regulation, and provided, however, that any such offer, sale or delivery of the ADSs or distribution of copies of this prospectus or any other documents relating to the ADSs in Italy must:

•	be made in accordance with all applicable Italian laws and regulations;

•	be conducted in accordance with any relevant limitations or procedural requirements the Bank of Italy or CONSOB may impose upon the offer or sale of the ADSs; and

•

be made only by (1) banks, investment firms or financial companies enrolled in the special register provided for in Article 107 of the Banking Law Consolidated Act, to the extent duly authorized to engage in the placement and/or underwriting of financial instruments in Italy in accordance with the Banking Law Consolidated Act and the relevant implementing regulations; or by (2) foreign banks or financial institutions (the controlling shareholding of which is owned by one or more banks located in the same European Union Member State) authorized to place and distribute securities in the Republic of Italy pursuant to Articles 15, 16 and 18 of the Banking Law Consolidated Act, in each case acting in compliance with every applicable law and regulation.

In addition to the above (which shall continue to apply to the extent not inconsistent with the implementing measures of the Prospectus Directive in Italy), after the implementation of the Prospectus Directive in Italy, the restrictions, warranties and representations set out under the heading “European Economic Area” above shall apply to Italy.

France

No prospectus (including any amendment, supplement or replacement thereto) has been prepared in connection with the offering of the ADSs that has been approved by the Autorité des marchés financiers or by the competent authority of another State that is a contracting party to the Agreement on the European Economic Area and notified to the Autorité des marchés financiers; no ADSs have been offered or sold nor will be offered or sold, directly or indirectly, to the public in France; the prospectus or any other offering material relating to the ADSs have not been distributed or caused to be distributed and will not be distributed or caused to be distributed to the public in France; such offers, sales and distributions have been and shall only be made in France to persons licensed to provide the investment service of portfolio management for the account of third parties, qualified investors (investisseurs qualifiés) and/or a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in Articles L. 411-2, D. 411-1, D. 411-2, D. 411-4, D. 734-1, D.744-1, D. 754-1 and D. 764-1 of the Code monétaire et financier. The direct or indirect distribution to the public in France of any so acquired ADSs may be made only as provided by Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the Code monétaire et financier and applicable regulations thereunder.

Ireland

No offer, sale, underwriting or placement of ADSs in, from or otherwise involving the Republic of Ireland (“Ireland”), shall occur other than in conformity with the provisions of the Investment Intermediaries Act, 1995 of Ireland, as amended, including, without limitation, Sections 9 and 23 (including advertising restrictions made thereunder) thereof and the codes of conduct made under Section 37 thereof or, in the case of a credit institution exercising its rights under the Banking Consolidation Directive (2002/12/EC of 20 March 2000), in conformity with the codes of conduct or practice made under Section 117(I) of the Central Bank Act 1989 of Ireland, as amended. The foregoing shall apply in addition to the restrictions set out under the heading “European Economic Area” above.

Switzerland

The ADSs may not and will not be publicly offered, distributed or re-distributed in Switzerland and neither this prospectus nor any other solicitation for investments in the ADSs may be communicated or distributed in Switzerland in any way that could constitute a public offering within the meaning of Articles 1156 or 652a of the Swiss Code of Obligations or of Article 2 of the Federal Act on Investment Funds of 18 March 1994. This prospectus may not be copied, reproduced, distributed or passed on to others without the prior written consent of the underwriters. This prospectus is not a prospectus within the meaning of Articles 1156 and 652a of the Swiss Code of Obligations and may not comply with the information standards required thereunder. We have not applied and will not apply for a listing of the ADSs being offered pursuant to this prospectus on the SWX Swiss Exchange or on any other Swiss regulated securities market and, consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the relevant listing rules. The ADSs being offered pursuant to this prospectus have not been and will not be registered with the Swiss Federal Banking Commission and have not been and will not be authorized under the Federal Act on Investment Funds of 18 March 1994, and the investor protection afforded to acquirers of investment fund certificates does not extend to acquirers of the ADSs.

Australia

This prospectus is not a disclosure document under Chapter 6D of the Corporations Act, 2001 (Cth), or the Australian Corporation Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under the Australian Corporations Act. Accordingly, each underwriter will be deemed to have represented and agreed that (1) the offer of ADSs under this prospectus is only made to persons to whom it is lawful to offer ADSs without disclosure to investors under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in Section 708 of the Australian Corporations Act, (2) this prospectus is made available in Australia to persons as set forth in clause (1) above, and (3) such underwriter must send the offeree a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (2) above and agrees not to sell or offer for sale within Australia any ADS sold to the offeree within 12 months after their transfer to the offeree under this prospectus.

New Zealand

Each underwriter will be deemed to have represented and agreed that at the time any ADS is issued, it will not have offered for subscription any ADS or distributed any advertisement in relation to any ADS to the public in New Zealand and will not acquire any ADS with a view to selling it to the public in New Zealand, nor will it sell or offer for sale any ADS to the public in New Zealand within six months after the issue of such ADS (all such conduct to be interpreted in accordance with the Securities Act 1978), and may therefore enter into such conduct only with:

•	persons whose principal business is the investment of money or who, in the course of and for the purposes of their business, habitually invest money, and

•	any other person who in all the circumstances can properly be regarded as having been selected otherwise than as a member of the public in New Zealand within the meaning of the Securities Act 1978.

Japan

The ADSs have not been and will not be registered under the Securities and Exchange Law of Japan, or the Securities and Exchange Law, and ADSs will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Hong Kong

The ADSs may not be offered or sold by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap.571) of Hong Kong and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32 of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance and no advertisement, invitation or document relating to our ADSs which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to our ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance or any rules made under that Ordinance.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Korea

Each underwriter will be deemed to have represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, in Korea or to or for the account of any resident of Korea, any of the ADSs acquired in connection with the distribution contemplated by the underwriting agreement except:

•	in accordance with any exemption from the registration requirements of the Korean Securities and Exchange Law, and

•	in compliance with applicable provisions of Korean law, including, without limitation, the Foreign Exchange Transaction Law and Regulations.

United Arab Emirates

Each underwriter will be deemed to have represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any ADSs in the United Arab Emirates, except:

•	in compliance with all applicable laws and regulations of the United Arab Emirates, and

•

through persons or corporate entities authorized and licensed to provide investment advice and/or engage in brokerage activity and/or trade in respect of foreign securities in the United Arab Emirates.

People’s Republic of China

Each underwriter will be deemed to have represented and agreed that it has not circulated or distributed, and will not circulate or distribute, this prospectus in the PRC and it has not offered or sold, and will not offer or sell, to any person for re-offering or resale, directly or indirectly, any ADSs to any resident of the PRC, except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, PRC does not include Taiwan, Hong Kong and Macau.

Cayman Islands

This prospectus does not constitute a public offer of the ADSs or ordinary shares, whether by way of sale or subscription, in the Cayman Islands. Each underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any ADSs or ordinary shares in the Cayman Islands.

LEGAL MATTERS

The validity of the ADSs and certain legal matters as to United States federal and New York law will be passed upon for us by Hogan & Hartson LLP. Certain legal matters as to United States federal and New York law will be passed upon for the underwriters by Cleary Gottlieb Steen & Hamilton LLP. The validity of the ordinary shares represented by the ADSs offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Conyers Dill & Pearman. Certain legal matters as to Chinese law will be passed upon for us by Jun He Law Offices and for the underwriters by Haiwen & Partners.

EXPERTS

Independent Registered Public Accounting Firm

Our financial statements and the related financial statement schedule as of December 31, 2005 and 2006 and for the years ended December 31, 2004, 2005 and 2006 included in this prospectus have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm, as stated in their report appearing in this prospectus (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the convenience translation of Renminbi amounts into U.S. dollar amounts in the financial statements and the adoption of fair value accounting for share-based compensation under Statement of Financial Accounting Standard No. 123R, Share-Based Payment), and have been so included in reliance upon the report of this firm given upon their authority as experts in accounting and auditing. The offices of Deloitte Touche Tohmatsu CPA Ltd. are located at 8th Floor, Officer Tower W2, The Towers, Oriental Plaza, 1 East Chang An Avenue, Beijing, the People’s Republic of China.

Chinese Counsel

The statements included in this prospectus under the captions “Prospectus Summary—Our Corporate Structure,” “Risk Factors—Risks related to Our Business,” “Risk Factors—Risks related to China’s Regulation of the Education and Telecommunication Sectors and Our Corporate Structure,” “Risk Factors—Risks related to the Peoples’ Republic of China,” “Corporate Structure,” “Regulation,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Enforceability of Civil Liabilities,” to the extent they constitute matters of Chinese law, have been reviewed and confirmed by Jun He Law Offices, our Chinese counsel, as experts in such matters, and are included in this prospectus in reliance upon such review and confirmation. The offices of Jun He Law Offices are located at 20th Floor, China Resources Building, No. 8 Jianguomenbei Avenue, Beijing, the People’s Republic of China.

EXPENSES RELATED TO THIS OFFERING

The following table sets forth the main costs and expenses, other than the underwriting discounts and commissions, in connection with this offering, which we will be required to pay.

U.S. Securities and Exchange Commission registration fee	$2,890
National Association of Securities Dealers, Inc. filing fee	$10,500
Nasdaq Global Market listing fee	$105,000
Legal fees and expenses	$1,600,000
Accounting fees and expenses	$1,100,000
Printing costs	$300,000
Other fees and expenses	$300,000

Total	$3,418,390

All amounts are estimated except the U.S. Securities and Exchange Commission registration fee and National Association of Securities Dealers Inc. filing fee.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act in connection with this offering of our shares and ADSs. A related registration statement on Form F-6 has also been filed with the SEC to register the ADSs as evidenced by the ADRs. This prospectus, which forms a part of the registration statement on Form F-1, does not contain all of the information set forth in these registration statements, and the exhibits and schedules thereto. We have omitted certain portions of these registration statements from the prospectus in accordance with the rules and regulations of the SEC. You should refer to these registration statements for further information. Statements contained in this prospectus as to the contents of any contract or other document that is filed as an exhibit to the registration statements are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or document.

Upon declaration by the SEC of the effectiveness of the registration statements, we will become subject to the periodic reporting and other informational requirements of the Exchange Act applicable to a foreign private issuer. Under the Exchange Act, we will file annual reports on Form 20-F within six months of our fiscal year end, and we will submit other reports and information under cover of Form 6-K with the SEC. All information filed by us with the SEC will be available through the SEC’s Electronic Data Gathering, Analysis and Retrieval, or EDGAR, system, which may be accessed through the SEC’s website at www.sec.gov. Copies of the registration statements, their accompanying exhibits, as well as such reports and other information, when so filed, may also be inspected without charge and may be obtained at prescribed rates at the SEC’s Public Reference Room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330 or by contacting the SEC at its website at www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us. We also intend to furnish to the SEC under Form 6-K semi-annual and quarterly reports containing certain unaudited financial information.

CHINAEDU CORPORATION

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2006 AND JUNE 30, 2007	F-54

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2007	F-56

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2007	F-57

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2007	F-58

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	F-60

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

CHINAEDU CORPORATION

We have audited the accompanying consolidated balance sheets of ChinaEdu Corporation, its subsidiaries, and its variable interest entities (collectively, the “Group”) as of December 31, 2005 and 2006 and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2006, and the related financial statement schedule included in Schedule 1. These financial statements and the related financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements and the related financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2005 and 2006 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of the readers.

As discussed in Note 2 to the consolidated financial statements, in 2006 the Company changed its method of accounting for stock-based compensation to conform to Statement of Financial Accounting Standard No. 123 (revised 2004), “Share-Based Payment”, effective on January 1, 2006.

Deloitte Touche Tohmatsu CPA Ltd.

Beijing, People’s Republic of China

November 26, 2007

CHINAEDU CORPORATION

CONSOLIDATED BALANCE SHEETS

(In thousands, except share-related data)

	December 31,
	2005	2006	2006
	RMB	RMB	US$

Assets

Current assets:
Cash and cash equivalents	155,912	148,315	19,484
Accounts receivable	4,813	12,578	1,652
Term deposit	—	10,000	1,314
Prepaid expenses and other current assets	13,054	8,999	1,182
Amounts due from related parties	57,370	59,979	7,880
Deferred tax assets	6,114	5,347	702

Total current assets	237,263	245,218	32,214
Cost method investment	100	1,210	159
Land use rights, net	6,713	25,287	3,322
Property and equipment, net	32,492	43,657	5,735
Intangible assets, net	87,889	102,836	13,510
Deferred tax assets	1,850	2,057	270
Rental deposits	894	436	57
Goodwill	61,207	76,509	10,051

Total assets	428,408	497,210	65,318

Liabilities, minority interest and shareholders’ equity

Current liabilities:
Accounts payable	4,393	8,413	1,105
Deferred revenues (including deferred revenue from related parties of RMB29,056 and RMB33,432 in 2005 and 2006, respectively)	67,913	78,746	10,345
Accrued expenses and other current liabilities	20,276	21,754	2,858
Amounts due to related parties	6,358	7,121	936
Acquisition payable	32,125	—	—
Income taxes payable	6,816	12,960	1,703
Other taxes payable	3,825	3,752	493

Total current liabilities	141,706	132,746	17,440
Deferred revenue	233	289	38
Convertible notes	29,324	30,654	4,027
Deferred tax liabilities	16,773	19,879	2,612

Total liabilities	188,036	183,568	24,117

CHINAEDU CORPORATION

CONSOLIDATED BALANCE SHEETS—(Continued)

(In thousands, except share-related data)

	December 31,
	2005	2006	2006
	RMB	RMB	US$

Commitments (Note 18)

Minority interest	36,137	49,323	6,478

Shareholders’ equity
Series A convertible preferred shares RMB0.08 (US$0.01) par value; 5,150,000 shares authorized, issued and outstanding in 2005 and 2006) (liquidation value of RMB49,669 (US$6,000))	426	426	56
Series B convertible preferred shares RMB0.08 (US$0.01) par value; 12,140,495 shares authorized, issued and outstanding in 2005 and 2006) (liquidation value of RMB137,310 (US$16,590))	1,005	1,005	132
Series C convertible preferred shares RMB0.08 (US$0.01) par value; 8,614,054 shares authorized, 3,378,379 issued and outstanding in 2005 and 2006) (liquidation value of RMB50,312 (US$6,250))	272	272	36
Ordinary shares RMB0.08 (US$0.01) par value; 60,000,000 shares authorized, 16,432,347 and 19,007,408 shares issued and outstanding in 2005 and 2006, respectively)	1,503	1,710	225
Additional paid in capital	309,388	343,167	45,081
Subscription receivable	—	(1,117)	(147)
Warrants	8,076	8,076	1,061
Statutory reserves	4,621	4,621	607
Accumulated deficits	(119,996)	(94,457)	(12,409)
Accumulated other comprehensive (loss) income	(1,060)	616	81

Total shareholders’ equity	204,235	264,319	34,723

Total liabilities, minority interest, and shareholders’ equity	428,408	497,210	65,318

See notes to consolidated financial statements.

CHINAEDU CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share-related data)

	Years ended December 31,
	2004	2005	2006	2006
	RMB	RMB	RMB	US$
Net revenue
Sales to customers	27,999	49,454	88,286	11,598
Sales to related parties	72,897	76,908	125,245	16,454

Net revenue	100,896	126,362	213,531	28,052

Cost of revenue—customers (including share-based compensation of RMB81, RMB81, and RMB300 for 2004, 2005 and 2006, respectively)	15,730	29,375	48,305	6,346
Cost of revenue—related parties (including share-based compensation of RMB288, RMB288, and RMB168 for 2004, 2005 and 2006, respectively)	22,284	23,763	32,003	4,204

Total cost of revenue	38,014	53,138	80,308	10,550

Gross profit	62,882	73,224	133,223	17,502

Operating expenses:
General and administrative (including share-based compensation of RMB2,719, RMB1,965, and RMB1,942 for 2004, 2005 and 2006, respectively)	26,924	44,089	48,846	6,417
Selling and marketing (including share-based compensation of RMBnil, RMBnil and RMB205 for 2004, 2005 and 2006, respectively)	751	6,116	12,893	1,694
Research and development (including share-based compensation of RMB44, RMB44, and RMB96 for 2004, 2005 and 2006, respectively)	12,905	11,842	14,263	1,874

Total operating expenses	40,580	62,047	76,002	9,985
Income from operations	22,302	11,177	57,221	7,517
Interest income	266	1,078	1,172	154
Interest expense	—	(1,242)	(2,279)	(299)

Income before income tax (benefits) provisions and minority interest	22,568	11,013	56,114	7,372

Income tax (benefits) provisions:
—Current	1,248	4,849	9,475	1,245
—Deferred	(2,094)	(855)	(2,481)	(326)

Total income tax (benefits) provisions	(846)	3,994	6,994	919

Income before minority interest	23,414	7,019	49,120	6,453
Minority interest, net of taxes	11,465	9,869	23,581	3,098

Net income (loss)	11,949	(2,850)	25,539	3,355

Deemed dividends on preferred shares	(15,959)	—	—	—

Net (loss) income attributable to ordinary shareholders	(4,010)	(2,850)	25,539	3,355

Net (loss) income per ordinary share—basic	(0.34)	(0.18)	0.65	0.09
Net (loss) income per preferred A share—basic	—	—	0.65	0.09
Net (loss) income per preferred B share—basic	—	—	0.65	0.09
Net (loss) income per preferred C share—basic	—	—	0.65	0.09

Net (loss) income per ordinary share—diluted	(0.34)	(0.18)	0.60	0.08
Weighted average shares used in calculating ordinary basic net (loss) income per share	11,673,946	16,243,736	18,540,732	18,540,732
Weighted average shares used in calculating preferred A basic net (loss) income per share	—	—	5,150,000	5,150,000
Weighted average shares used in calculating preferred B basic net (loss) income per share	—	—	12,140,495	12,140,495
Weighted average shares used in calculating preferred C basic net (loss) income per share	—	—	3,378,379	3,378,379

Weighted average shares used in calculating ordinary diluted net (loss) income per share	11,673,946	16,243,736	42,708,213	42,708,213

Pro forma net income per ordinary share on an as converted basis, basic (unaudited)			0.65	0.09
Pro forma net income per ordinary share on an as converted basis, diluted (unaudited)			0.60	0.08

Weighted average shares used in calculating pro forma per share amounts on an as converted basis, basic (unaudited)			39,509,606	39,509,606
Weighted average shares used in calculating pro forma per share amounts on an as converted basis, diluted (unaudited)			42,843,378	42,843,378

See notes to consolidated financial statements.

CHINAEDU CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)

(In thousands, except share-related data)

	Series A convertible preferred shares			Series B convertible preferred shares			Series C convertible preferred shares			Ordinary shares			Additional paid-in capital			Subscription receivable	Warrants		Statutory reserve			Accumulated deficits	Accumulated other comprehensive (loss) income		Total		Comprehensive income (loss)
	Shares	Amount		Shares	Amount		Shares	Amount		Shares	Amount
		RMB			RMB			RMB			RMB		RMB			RMB	RMB		RMB			RMB	RMB		RMB		RMB
Balance at January 1, 2004	6,000,000		497	—		—	—		—	11,450,000		948		112,869		—		2,486		7		(108,522)		(25)		8,260
Issuance of ordinary shares for purchase of a subsidiary	—		—	—		—	—		—	1,620,000		134		11,397		—		—		—		—		—		11,531
Share-based compensation expenses	—		—	—		—	—		—	—		—		3,132		—		—		—		—		—		3,132
Repurchase of ordinary shares	—		—	—		—	—		—	(1,632,653)		(135)		(13,245)		—		—		—		—		—		(13,380)
Exercise of share options	—		—	—		—	—		—	2,700,000		368		4,102		(4,470)		—		—		—		—		—
Exercise of warrants for Series A convertible preferred shares	150,000		12	—		—	—		—	—		—		1,658		—		(428)		—		—		—		1,242
Forfeiture of warrants	—		—	—		—	—		—	—		—		822		—		(822)		—		—		—		—
Conversion of bridge loan	1,000,000		83	—		—	—		—	—		—		8,194		—		—		—		—		—		8,277
Repurchase of Series A convertible preferred shares	(2,000,000)		(166)	—		—	—		—	—		—		(17,715)		—		—		—		—		—		(17,881)
Issuance of Series B convertible preferred shares and warrants	—		—	12,140,495		1,005	—		—	—		—		127,351		—		4,487		—		—		—		132,843
Provision for statutory reserves	—		—	—		—	—		—	—		—		—		—		—		1,838		(1,838)		—		—
Deemed dividends on preferred shares	—		—	—		—	—		—	—		—		15,959		—		—		—		(15,959)		—		—
Foreign currency translation adjustments	—		—	—		—	—		—	—		—		—		—		—		—		—		(275)		(275)		(275)
Net income	—		—	—		—	—		—	—		—		—		—		—		—		11,949		—		11,949		11,949

Balance at December 31, 2004	5,150,000		426	12,140,495		1,005	—		—	14,137,347		1,315		254,524		(4,470)		5,723		1,845		(114,370)		(300)		145,698		11,674

Issuance of ordinary shares for purchase of a subsidiary	—		—	—		—	—		—	550,000		44		3,870		—		—		—		—		—		3,914
Issuance of ordinary shares	—		—	—		—	—		—	1,745,000		144		(144)		—		—		—		—		—		—		—
Amortization of share-based compensation	—		—	—		—	—		—	—		—		2,378		—		—		—		—		—		2,378
Collection of subscriptions receivable	—		—	—		—	—		—	—		—		—		4,470		—		—		—		—		4,470
Issuance of Series C convertible preferred shares and warrants	—		—	—		—	3,378,379		272	—		—		48,760		—		2,353		—		—		—		51,385
Provision for statutory reserves	—		—	—		—	—		—	—		—		—		—		—		2,776		(2,776)		—		—
Foreign currency translation adjustments	—		—	—		—	—		—	—		—		—		—		—		—		—		(760)		(760)		(760)
Net loss	—		—	—		—	—		—	—		—		—		—		—		—		(2,850)		—		(2,850)		(2,850)

Balance at December 31, 2005	5,150,000		426	12,140,495		1,005	3,378,379		272	16,432,347		1,503		309,388		—		8,076		4,621		(119,996)		(1,060)		204,235		(3,610)

Issuance of ordinary shares for purchase of a subsidiary	—		—	—		—	—		—	2,025,061		163		29,995		—		—		—		—		—		30,158
Exercise of share options										550,000		44		1,073		(1,117)								—		—
Amortization of share-based compensation	—		—	—		—	—		—	—		—		2,711		—		—		—		—		—		2,711
Foreign currency translation adjustments	—		—	—		—	—		—	—		—		—		—		—		—		—		1,676		1,676		1,676
Net income	—		—	—		—	—		—	—		—		—		—		—		—		25,539		—		25,539		25,539

Balance at December 31, 2006	5,150,000		426	12,140,495		1,005	3,378,379		272	19,007,408		1,710		343,167		(1,117)		8,076		4,621		(94,457)		616		264,319		27,215

		US$	56		US$	132		US$	36		US$	225	US$	45,081	US$	(147)	US$	1,061	US$	607	US$	(12,409)	US$	81	US$	34,723	US$	3,575

See notes to consolidated financial statements.

CHINAEDU CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands, except share-related data)

	Years ended December 31,
	2004	2005	2006	2006
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income (loss)	11,949	(2,850)	25,539	3,355
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Minority interest	11,465	9,869	23,581	3,098
Share-based compensation	3,132	2,378	2,711	356
Depreciation and amortization of property and equipment	4,297	5,023	8,157	1,073
Amortization of land use rights	—	137	518	68
Amortization of intangible assets	363	3,251	8,294	1,090
Interest expenses from discount of convertible notes	—	1,242	2,279	299
Loss (gain) from disposal of property and equipment	—	463	(51)	(7)
Deferred income taxes	(2,094)	(855)	(2,481)	(326)
Changes in assets and liabilities:
Accounts receivable	(1,397)	(2,435)	(7,679)	(1,006)
Prepaid expenses and other current assets	(3,519)	2,332	2,729	359
Amounts due from related parties	(22,457)	(21,029)	(2,609)	(343)
Accounts payable	—	(7,350)	3,685	484
Deferred revenue	5,569	10,037	9,705	1,275
Accrued expenses and other current liabilities	3,136	5,500	1,128	147
Amounts due to related parties	(13,683)	(30,308)	763	100
Income taxes payable	(1,584)	3,180	6,144	807
Rental deposits	—	569	458	60
Other taxes payable	(423)	(1,472)	(73)	(10)

Net cash (used in) provided by operating activities	(5,246)	(22,318)	82,798	10,879

Cash flows from investing activities:
Purchase of businesses, net of cash acquired of RMBnil, RMB84,089 and RMB1,330 in 2004, 2005 and 2006, respectively	(20,691)	9,649	(30,795)	(4,046)
Purchase of land use rights	—	—	(19,092)	(2,508)
Purchase of property and equipment	(6,326)	(10,749)	(18,470)	(2,426)
Purchase of term deposit	—	—	(10,000)	(1,314)
Purchase of contractual exclusive rights	—	(6,850)	(3,450)	(453)
Purchase of cost method investment	—	—	(1,110)	(146)
Proceeds from disposal of property and equipment	—	—	141	18

Net cash used in investing activities	(27,017)	(7,950)	(82,776)	(10,875)

Cash flows from financing activities:
Cash dividends paid to minority shareholders	—	(3,152)	(12,898)	(1,695)
Capital contribution by minority shareholders	735	200	6,090	800
Proceeds from issuance of Series B convertible preferred shares (net of issuance costs of RMB4,467)	132,843	—	—	—
Proceeds from issuance of Series C convertible preferred shares (net of issuance costs of RMB928)	—	51,385	—	—
Proceeds from exercise of warrants	1,242	—	—	—
Repurchase of Series A convertible preferred shares	(17,881)	—	—	—
Repurchase of ordinary shares	(13,380)	—	—	—
Issuance of convertible note	—	28,187	—	—
Collection of subscription receivable	—	4,470	—	—

Net cash provided by (used in) financing activities	103,559	81,090	(6,808)	(895)

Effect of exchange rate changes	(2)	(1,846)	(811)	(107)

CHINAEDU CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS—continued

(In thousands, except share-related data)

	Years ended December 31,
	2004	2005	2006	2006
	RMB	RMB	RMB	US$
Net increase in cash and cash equivalents	71,294	48,976	(7,597)	(998)
Cash and cash equivalents, beginning of year	35,642	106,936	155,912	20,482

Cash and cash equivalents, end of year	106,936	155,912	148,315	19,484

Supplemental disclosure of cash flow information
Income taxes paid	2,832	1,669	3,331	437
Interest paid	—	104	—	—

Supplemental disclosure of non-cash financing activities:
Conversion of convertible note into Series A preferred shares	8,277	—	—	—

Conversion of convertible note into Series B preferred shares	—	32,909	—	—

Receivable for the issuance of ordinary shares upon exercise of share options by employees	4,470	—	1,117	147

Issuance of Series B preferred shares for services rendered	745	—	—	—

Settlement of purchase consideration for cost method investment by providing services	100	—	—	—

Issuance of ordinary shares for purchases of subsidiaries	11,531	3,914	30,158	3,962

See notes to consolidated financial statements.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

(In thousands, except share-related data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

ChinaEdu Corporation (the “Company”) was incorporated in the Cayman Islands on September 6, 1999. The Company, its subsidiaries, and its variable interest entities are collectively referred to hereinafter as the “Group”. The Group principally provides online educational technical and consulting services to schools and universities that provide online education services, and traditional classroom and online education services in the People’s Republic of China (“PRC”).

A summary of the Company’s subsidiaries and variable interest entities as of December 31, 2006 are as follows:

Name of subsidiaries:	Date of incorporation or establishment	Percentage of ownership	Principal activities
CMR Web-learning Co., Ltd. (“CMR Web”)	July 29, 1999	70%	Online degree program

Beijing Hongcheng Liye Technology Co., Ltd. (“Hongcheng Liye”)	April 15, 2003	100%	Online degree program

Beijing Beiyuda Education Technology Co., Ltd. (“Beiyuda”)	September 26, 2006	51%	Online degree program

Dalian Dongcai Technology Co., Ltd. (“Dongcai”)	June 4, 2003	70%	Online degree programs

Zhong Nongda Networks Development Co., Ltd. (“Zhongnongda Networks”)	October 30, 2001	55%	Online degree program

Beijing WITT Education Consultant Management Co., Ltd. (“WITT Education”)	July 4, 2003	80%	International curriculum program

Beijing WITT Science Co., Ltd. (“WITT Science”)	December 26, 2005	80%	International curriculum program

Beijing BCIT Science and Education Management Consulting Limited (“Beijing BCIT”) (PRC)	January 13, 2005	80%	International curriculum program

Beijing Xuezhi Times Education Science Co., Ltd. (“Beijing Xuezhi”)	October 18, 2001	80%	Online tutoring

Beijing Gotop Education Co., Ltd. (“Gotop Hongcheng”)	December 26, 2005	80%	Online tutoring

Tianjin Gaotuo Hongcheng Education Technology Co., Ltd. (“Tianjin Gaotuo Hongcheng”)	June 26, 2006	100%	Online tutoring

Beijing Distance Education Technology Co., Ltd. (“Yuancheng Education”)	March 31, 2006	61%	Online tutoring

Hongcheng Technology Development Co., Ltd. (“Hongcheng Technology”)	July 31, 2000	100%	Online degree program

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

(In thousands, except share-related data)

Name of subsidiaries:	Date of incorporation or establishment	Percentage of ownership	Principal activities
Chongqing Chongda Yuanxing Co., Ltd. (“Chongda”)	December 24, 2003	51%	Online degree programs

Beijing BCIT Science and Education Management Consulting Limited (BVI) (“BJ-BCIT”)	February 10, 2006	100%	International curriculum program

BJ—WITT EDU MAN. LTD. (BVI) (“BJ—WITT”)	July 4, 2003	100%	International curriculum program

Xiandai Xingye Network Technology Co., Ltd. (“Xiandai Technology”)	November 7, 2000	N/A	Provision of internet content

Beijing Gotop Electronic Science Co., Ltd. (“Gotop Electronic”)	November 29, 1995	80%	Provision of internet content

Tianjin Gotop Electric Science Co., Ltd. (“Tianjin 101”)	January 27, 2001	80%	Online tutoring

Beijing Hongcheng Education Technology Co., Ltd. (“Hongcheng Education”)	March 7, 2005	N/A	Private primary and secondary schools

Jingzhou Tianchang Investment Co., Ltd. (“Tianchang”)	September 6, 2005	62.5%	Private primary and secondary schools

Jingzhou Middle School South Campus (“South Campus”)	December 28, 2005	75%	Private primary and secondary schools

Pingdingshan Wellent Bilingual School (“Pingdingshan”)	September 3, 2002	100%	Private primary and secondary schools

Anqing Foreign Language Middle School (“Anqing Foreign Language”)	August 2, 2004	100%	Private primary and secondary schools

PRC regulations currently limit foreign ownership of entities providing Internet content and engaging primary and junior high school education. To comply with PRC laws and regulations, the Company provides such services in China through its variable interest entities, Xiandai Technology, Hongcheng Education and their subsidiaries.

Xiandai Technology was established by two of the Company’s former directors on November 7, 2000 and it holds certain Internet content provider licenses and operates the website www.chinaedu.net on behalf of the Group. The initial capital contributions from the two former directors were obtained from Hongcheng Technology in the form of non-interest bearing loans totaling RMB600. The loans were eliminated in consolidation. A summary of the key terms in the loan agreements and the related pledge agreements is as follows:

(i) Proceeds from the loans are to be used solely for the investments in Xiandai Technology.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

(In thousands, except share-related data)

(ii) The loans can only be repaid by a transfer of the equity ownership interest in Xiandai Technology to Hongcheng Technology.

(iii) Ownership interest in Xiandai Technology can not be transferred to other parties without the approval of Hongcheng Technology.

(iv) Hongcheng Technology has the rights to appoint all directors and senior management personnel of Xiandai Technology.

(v) All ownership rights, including voting rights and rights to declare and pay dividends. are assigned to Hongcheng Technology for an indefinite term.

(vi) Hongcheng Technology has the rights to acquire all of the ownership interests in Xiandai Technology at any time when it is permitted by the PRC law.

Hongcheng Education was established on March 7, 2005 by one of the Company’s management personnel and a former director of the Company and it holds certain education licenses on behalf of the Group. The initial capital contributions from the two equity owners were obtained from the Company in the form of non-interest bearing loans totaling RMB54,200. The loans were eliminated in consolidation. A summary of the key terms in the loan agreements and the related pledge agreements is as follows:

(i) Proceeds from the loans are to be used solely for the investments in Hongcheng Education.

(ii) The loans can only be repaid by a transfer of the equity ownership interest in Hongcheng Education to the Company.

(iii) Ownership interest in Hongcheng Education can not be transferred to other parties without the approval of the Company.

(iv) The Company has the rights to appoint all directors and senior management personnel of Hongcheng Education.

(v) All ownership rights, including voting rights and rights to declare and pay dividends, are assigned to the Group for an indefinite term.

(vi) The Company has the rights to acquire all of the ownership interests in Hongcheng Technology at any time when it is permitted by the PRC law.

The Group had elected to adopt Financial Accounting Standard Board (“FASB”) Interpretation No. 46 (revised) “Consolidation of Variable Interest Entities—an Interpretation of ARB No. 51” (“FIN 46R”) from its inception. Through the contractual agreements described above, both Xiandai Technology and Hongcheng Education are considered to be variable interest entities in accordance with FIN 46R because the equity owners lack the ability to make decisions about Xiandai Technology and Hongcheng Education’s activities that have a significant effect on their success and substantially all of Xiandai Technology and Hongcheng Education’s businesses are conducted on behalf of Hongcheng Technology and the Company, respectively. Under the Technical Consulting and Services Agreements, Hongcheng Technology has the sole discretion to charge Xiandai Technology and Hongcheng Education, fees that represent substantially all of the variable interest entities’ net income. In addition, the Company has assumed all of the voting rights of both the board of directors and shareholders of Hongcheng Education, and Hongcheng Technology has assumed all of the voting rights of both the board of directors and shareholders of Xiandai Technology. The assumption of these rights gives the Company and Hongcheng Technology the rights to declare and pay dividends or other forms of distribution. Because the Company is the sole variable interest holder of Hongcheng Education, and Hongcheng Technology

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

(In thousands, except share-related data)

is the sole variable interest holder of Xiandai Technology, the Company and Hongcheng Technology are the primary beneficiaries of the variable interest entities. And because Hongcheng Technology and the Company are the primary beneficiaries of Xiandai Technology and Hongcheng Education, respectively, the accounts and operations of Xiandai Technology and Hongcheng are included in the accompanying consolidated financial statements effective as of the date of the above agreements.

The following financial information of Xiandai Technology and Hongcheng Education was included in the accompanying consolidated financial statements:

	December 31,
	2005	2006
	RMB	RMB
Total assets	86,001	94,185
Total liabilities	22,785	30,925

	Years ended December 31,
	2004	2005	2006
	RMB	RMB	RMB
Net revenue	—	8,538	13,798
Net (loss) income	(460)	(1,615)	2,436

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The accompanying consolidated financial statements of the Group are stated in Renminbi (“RMB”). The presentation of the amounts in United States dollar (“US$”) is included solely for the convenience of the reader and were converted at a rate of RMB7.6120 to US$1, the approximate rate of exchange at June 30, 2007. Such translation should not be construed to be the amounts that would have been reported under US GAAP.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, and its variable interest entities. All inter-company transactions and balances have been eliminated upon consolidation.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and demand deposits which are unrestricted as to withdrawal or use, and have remaining maturities of three months or less when purchased.

Term deposits

Term deposits consist of deposits placed with financial institutions with original maturity terms of greater than three months but less than one year.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

(In thousands, except share-related data)

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the financial statements and the accompanying notes. Significant accounting estimates reflected in the Group’s financial statements include the useful lives and impairment of property and equipment, land use rights, and intangible assets with definite lives; valuation allowance for deferred tax assets; impairment of goodwill and indefinite life intangible assets; purchase price allocation relating to the businesses acquired; shares-based compensation; valuation of convertible notes; and the fair values of Series A, B, and C convertible preferred shares and the related detachable warrants.

Land use rights, net

Land use rights are recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the estimated useful lives which is generally 50 years and represents the shorter of the estimated usage periods or the terms of the agreements.

Property and equipment, net

Property and equipment are carried at cost less accumulated depreciation and amortization. Assets under construction are not depreciated until they are ready for their intended use. Depreciation and amortization is calculated on a straight-line basis over the following estimated useful lives:

Buildings	20 years
Furniture, fixtures and equipment	3-5 years
Motor vehicles	5 years
Leasehold improvements	Shorter of the lease term or the estimated useful lives

Intangible assets, net

Intangible assets consist of copyrights, and software platform, contractual right and prepaid operating contract, and are carried at cost, less accumulated amortization. Amortization is calculated on a straight-line basis over the shorter of the weighted average contractual terms or the expected useful lives of the acquired assets as follows:

Service agreements with universities and high schools	35 years
Operating platform	6 years
Customer base	10 years
Online courseware	2 years
Agency agreements	5 years
Contractual rights	10 years
Prepaid operating contracts	22 years

Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

(In thousands, except share-related data)

measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets. The Company did not record any impairment loss during the years ended 2004, 2005 and 2006.

Goodwill

Goodwill is not amortized but is evaluated at least annually for impairment following a two-step process. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

Management performed the annual goodwill test as of December 31, 2004, 2005, and 2006 and no impairment losses were recorded. The fair values of the reporting units were established using a combination of expected present value of future cash flow and income approach valuation methodology.

The changes in the carrying amount of goodwill by reportable segments for the years ended December 31, 2005 and 2006 were as follows:

	Online Degree Program	Primary private and secondary Schools	Online Tutoring Program	International Curriculum Program	Total
	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2005	7,517	—	—	—	7,517
Goodwill acquired during the year	5,343	1,250	14,926	32,171	53,690

Balance as of December 31, 2005	12,860	1,250	14,926	32,171	61,207
Goodwill acquired during the year	—	—	—	15,302	15,302

Balance as of December 31, 2006	12,860	1,250	14,926	47,473	76,509

Revenue recognition

The Group’s revenue is principally derived from four primary sources: (i) the provision of bundled online education technical and consulting services; (ii) the provision of traditional classroom education services; (iii) the provision of online tutoring services; and (iv) the licensing of online education technology platform and courseware for online education purposes. Revenue is recognized when earned and is reported net of business taxes which totaled RMB2,337, RMB4,350, and RMB6,247 for the years ended December 31, 2004, 2005, and 2006, respectively.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

(In thousands, except share-related data)

(i) Online education technical and consulting services

The Group’s primary business is to provide online education technical and consulting services to the online degree programs of leading Chinese universities. These services include academic program development, technology services, enrollment marketing, student support services, and finance operations. Since each of the services does not have a stand-alone value to the universities, these services are accounted for as one unit of accounting and the related revenue is recognized ratably over the service period. The Group primarily hosts the online education technology on its system and provides access to the universities to whom the Group provides services and their students. Any universities that prefer hosting the online education platform or courseware on their own systems must enter into separate arrangements with the Group (see revenue recognition note (iv) below).

The Group receives service fees from the universities each semester covering services to be provided to the universities during that semester. The amount of service fees to be received by the Group is derived from tuition fees the universities collect from their students at the beginning of each semester adjusted for the universities’ costs and expenses such as refunds to students, fees to other service providers, and other operating costs and expenses.

Fees received are initially recorded as deferred revenue and are recognized as revenue ratably over the six-month school semester during which the Group provides the services. The semesters generally begin in April and October of each calendar year. The Group does not provide services directly to the students and does not have other obligations to the students.

(ii) Traditional classroom education services

The Group operates a number of private primary and secondary schools, and market and support international post-secondary and English language curriculum programs to established learning institutions. Fees from private and secondary schools operations are initially recorded as deferred revenue at the time the students register for their classes and the Group receives payments. Students must register and pay for their classes at the beginning of each semester. Revenue is recognized ratably over the service period, which is six months for each school semester, as the education services are delivered. If a student withdraws from a class, any collected but unearned portion of the fee is recognized at that time unless the student is entitled to a refund under limited circumstances.

For the international post-secondary and English language curriculum programs, students must register and pay for their classes at the beginning of each semester. Fees collected from the provision of teaching and other support services to the learning institutions are recognized when such services are provided, or recognized on a straight-line basis over the service period, which is typically the six-month school semester.

(iii) Online tutoring services

The Group offers online interactive tutoring services to primary and secondary students. These services allow the customers access to the online education services over a fixed period of time, generally ranging from one month to three years, through the use of prepaid cards. The prepaid cards are sold to distributors, from whom the Group collects payments when the prepaid cards are delivered to the distributors. The distributors then resell the cards to end users. All prepaid fees received from distributors are initially recognized as deferred revenue and revenue is recognized ratably over the applicable period that the Group provides services.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

(In thousands, except share-related data)

(iv) Licensing of online education technology platform and courseware

The Group licenses its online education technology platform and courseware to universities and other education companies and also provides post contract customer support (“PCS”), which includes telephone support and unspecified upgrades on a when-and-if available basis. The Group recognizes revenue from licensing of online education technology platform and courseware when persuasive evidence of an agreement exists, delivery of the services has occurred, the fee is fixed or determinable, and collectibility is probable. As the Group does not have vendor-specific objective evidence to establish the fair values of the undelivered elements, the Group recognizes revenue from the licensing of online education technology platform and courseware over the PCS period, which is typically 12 months.

Revenue from the licensing of online education technology network platform and courseware also includes the rebate of value added taxes. The value added taxes rebate program is part of the PRC government’s strategy to encourage high technology development in the PRC. Because the Group cannot estimate when or if a rebate will be provided by the PRC taxing authorities, rebates are recorded as a component of revenue when received and are not subject to future return or reimbursement. Rebates received by the Group during 2004, 2005, and 2006 were RMB1,004, RMB1,094, and RMB1,669, respectively.

Accounts Receivable

Accounts receivable relate to the online education technical and consulting services provided to certain university customers. Accounts receivable are recorded at amounts that are presently due based on the service agreement, which are net of allowance for doubtful accounts. To date, the Group has not experienced material slow payments or uncollectible amounts. As such, the Group’s management does not consider an allowance for doubtful accounts necessary at December 31, 2005 and 2006.

Cost method investment

For investment in an investee over which the Group does not have significant influence, the Group carries the investment at cost and recognizes income as any dividends received from the distribution of the investee’s earnings. The Group reviews the cost investment for impairment whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable. An impairment loss is recognized in earnings equal to the difference between the investment’s cost and its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value of the investment would then become the new cost basis of the investment. No impairment charges were recorded during the years presented.

Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, term deposit, and accounts receivable. The Group places its cash and cash equivalents and term deposit with financial institutions with high-credit ratings and quality.

The Group conducts credit evaluations of its customers and generally does not require collateral or other security from them. To date, the Group primarily collects fees for its services up front and has not experienced significant losses from uncollectible accounts. Therefore, no allowance for doubtful accounts was established as of December 31, 2005 and 2006. Management of the Group will continue to evaluate the Group’s collection experience and will provide for an allowance for doubtful accounts as appropriate.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

(In thousands, except share-related data)

A summary of the customers who accounted for 10% or more of the Group’s consolidated net revenues was as follows:

	Years ended December 31,
Customers	2004	2005	2006
	RMB	RMB	RMB
A	41,728	33,332	39,947
B	18,754	25,715	32,522
C	12,341	*	*
D	*	*	39,643
E	*	14,056	*

A summary of the customers who accounted for 10% or more of the Group’s consolidated accounts receivable was as follows:

	December 31,
Customers	2005	2006
	%	%
A	*	17
B	27	21
C	22	29
D	*	*
E	*	14
F	29	*

*	Represented less than 10% of consolidated revenue or accounts receivable balances.

Research and development

Research and development expenses include payroll, employee benefits, and other headcount-related costs associated with the development of online education technology platform and courseware. The Group expenses all research and development costs when incurred.

Advertising costs

Advertising costs are expensed as incurred. The Group incurred advertising costs totaling RMB510, RMB1,552, and RMB4,704 for the years ended December 31, 2004, 2005, and 2006, respectively, which were recorded as a component of selling and marketing expenses in the accompanying consolidated statements of operations.

Royalty fees

Royalty fees payable to a middle school increases each year from the 2005 calendar year to the 2024 calendar year. Royalty fees during this period were aggregated and recognized as royalty expense on a straight-line basis. The difference between royalty fees paid and the amount reported as expenses was included as a component of accrued expenses and other current liabilities in the accompanying consolidated balance sheets.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

(In thousands, except share-related data)

Foreign currency translation

The functional currency of the Company, BJ-BCIT and BJ-WITT is the US$. The functional currency of the Group excluding the Company, BJ-BCIT and BJ-WITT is the RMB. Transactions in other currencies are recorded in each relevant entity’s functional currency at the rates of exchange prevailing when the transactions occur. Monetary assets and liabilities denominated in other currencies are translated into the applicable functional currencies at rates of exchange in effect at the balance sheet dates. Nonmonetary assets and liabilities are remeasured into the applicable functional currencies at historical exchange rates and transactions dominated in other currencies are converted at the applicable rates of exchange prevailing when the transactions occur. Exchange gains and losses are recorded in the consolidated statements of operations.

The Group’s reporting currency is the RMB. Currency translation involves translating from the functional currency of PRC entities of RMB into the Company’s functional currency of US$ followed by a translation from US$ to the reporting currency of RMB. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity amounts are translated at historical exchange rates and revenues, expenses, gains, and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive loss in the consolidated statements of shareholders’ equity.

Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Cash and cash equivalents and term deposit of the Group included aggregate amounts of RMB155,912 and RMB158,315 at December 31, 2005 and 2006, respectively, which were denominated in RMB.

Income taxes

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net of operating loss carry forwards and credits, by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

Comprehensive income (loss)

Comprehensive income (loss) includes net income and foreign currency translation adjustments. Comprehensive income (loss) is reported as a component of the consolidated statements of shareholders’ equity.

Fair value of financial instruments

Financial instruments include cash and cash equivalents, term deposit, accounts receivable, convertible note, and amounts due from and due to related parties. The carrying values of cash and cash equivalents, term deposit, accounts receivable, and amounts due from and to related parties approximate their fair values due to their short-term maturities.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

(In thousands, except share-related data)

The fair values of the convertible note as of December 31, 2005 and 2006 were RMB30,326 (US$3,984) and RMB31,112 (US$4,027), respectively, determined based on the incremental borrowing rate discounted using the effective interest method.

Net income (loss) per share

The Group has determined that its convertible preferred shares are participating securities as the preferred shares participate in undistributed earnings on an as-if-converted basis. The holders of the preferred shares are entitled to receive dividends on a pro rata basis, as if their shares had been converted into ordinary shares. Accordingly, the Group uses the two-class method of computing net income (loss) per share, for ordinary and preferred shares according to participation rights in undistributed earnings. Under this method, net income applicable to holders of ordinary shares is allocated on a pro rata basis to the ordinary and preferred shares to the extent that each class may share income for the period; whereas undistributed net loss is allocated to ordinary shares because preferred shares are not contractually obligated to share the loss.

To calculate the number of shares for diluted net income (loss) per share, convertible preferred share is computed using the if-converted method. The convertible preferred shares, convertible notes, options and warrants, which could potentially dilute basic net income per share in the future, but which were excluded from the computation of diluted net income (loss) per share for the years 2004 and 2005 as their effects would have been antidilutive.

Unaudited pro forma net income (loss) per share

Pro forma basic and diluted net income (loss) per ordinary share are calculated by dividing net income (loss) by the weighted average number of ordinary shares outstanding used in basic and diluted net income (loss) per share plus the number of ordinary shares resulting from the assumed conversion of the convertible note, the Series A, B and C convertible preferred shares, and the related warrants.

Share-based compensation

The Group grants stock options to its employees and directors. Prior to January 1, 2006, the Group accounted for employee share-based compensation in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB Opinion 25”), and its related interpretations which required the Group to record a compensation charge for the excess of the fair value for the ordinary shares at the grant date over the amount an employee must pay to acquire the ordinary shares. The compensation expense is recognized over the applicable service period, which is usually the vesting period.

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statements of Financial Accounting Standard (“SFAS”) No. 123R, which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation” and supersedes APB Opinion No. 25. Effective January 1, 2006, the Group adopted SFAS No.123R and recognized compensation cost on a straight-line basis over the requisite service period which is the vesting period. The Group used the prospective method. Under this method, share-based compensation expense recognized includes: (a) compensation expense for all share-based compensation awards granted prior to, but not yet vested as of January 1, 2006 based on the intrinsic value as of the grant date, and (b) compensation expense for all share-based compensation awards granted on or subsequent to January 1, 2006, based on grant-date fair value.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

(In thousands, except share-related data)

For share-based compensation awards that were granted to employees prior to January 1, 2006 that are not yet vested and continue to be reported under APB Opinion 25, the following is the Group’s pro forma net (loss) income that would have been reported if such awards were accounted for under SFAS No. 123(R):

	2004	2005	2006
	RMB	RMB	RMB
Net (loss) income attributable to ordinary shareholders, as reported	(4,010)	(2,850)	25,539
Add: Share-based compensation, as reported	3,132	2,378	2,711
Less: Share-based compensation determined using the fair value method	5,820	7,596	7,355

Pro forma net (loss) income attributable to ordinary shareholders	(6,698)	(8,068)	20,895

Basic net (loss) income per share:
As reported	(0.34)	(0.18)	0.65
Pro forma	(0.57)	(0.50)	0.53

Diluted net (loss) income per share:
As reported	(0.34)	(0.18)	0.60
Pro forma	(0.57)	(0.50)	0.49

The fair value of each option granted to employees is estimated on the date of grant using the minimum value method for options granted before it became a public company, as permitted for non-public companies, with the following assumptions used for grants during the years ended December 31, 2004, 2005 and 2006.

	2004	2005	2006
Option granted to employees:
Weighted average risk-free rate of return	3.43%	4.11%	4.68%
Weighted average expected option life (years)	6.5	6.5	4.8
Weighted average volatility rate	N/A	N/A	47.6%
Weighted average dividend yield	—	—	—

Recently issued accounting standards

In July 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes”, and prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Group is currently evaluating whether the adoption of FIN 48 will have a significant effect on its consolidated financial position, results of operations, or cash flows.

In June 2006, the FASB ratified the consensus on Emerging Issues Task Force (“EITF”) Issue No. 06-03 (“EITF 06-03”), “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation).” EITF 06-03 provides that the presentation of taxes assessed by a governmental authority that is directly imposed on a revenue producing transaction between a seller and a customer on either a gross basis (included in revenues and costs) or on a net basis (excluded from revenues) is an accounting policy decision that should be disclosed. The provisions of

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

(In thousands, except share-related data)

EITF 06-03 will be effective for interim and annual reporting periods beginning after December 15, 2006. The Group does not expect the adoption of EITF 06-03 to have a material impact on its consolidated results of operations and financial condition.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” which provides enhanced guidance for using fair value to measure assets and liabilities. SFAS No. 157 also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. SFAS No. 157 does not expand the use of fair value in any new circumstances. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Group is currently evaluating whether the adoption of SFAS No. 157 will have a significant effect on its consolidated financial position, results of operations, or cash flows.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115”. SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value. The standard requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of the Group’s choice to use fair value on its earnings. It also requires entities to display the fair value of those assets and liabilities for which the Group has chosen to use fair value on the face of the balance sheet. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. The Group is currently evaluating whether the adoption of SFAS No. 159 will have a significant effect on its consolidated results of operations and financial position.

3. ACQUISITIONS

During the periods from 2004 to 2006, in order to enhance its leading online degree education services offering, and to diversify its service offerings under the private primary and secondary schools, online tutoring, and international curriculum programs, the Group made the following acquisitions. These transactions were recorded using the purchase method of accounting, and accordingly, the acquired assets and liabilities were recorded at their estimated fair values on the acquisition date.

(a) In December 2004, the Group increased its existing ownership of Hongcheng Liye from 60% to 100% by acquiring the remaining 40% of the outstanding shares of Hongcheng Liye in exchange for an aggregate purchase price of RMB32,222 consisting of a cash payment of US$2,500 (an equivalent of RMB20,691) and the issuance of 1,620,000 ordinary shares with an aggregate fair value of US$1,393 (an equivalent of RMB11,531) on the acquisition date. Hongcheng Liye, an educational investment company incorporated in May 2003, is mainly engaged in technology development, training, and consulting. In addition, it provides online educational technical and consulting services, online tutoring services, and traditional classroom education services through its subsidiaries.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

(In thousands, except share-related data)

The purchase price was allocated based on the fair values of the acquired assets and liabilities as follows:

	RMB	Weighted average amortization period
Cash and cash equivalents	1,536
Accounts receivable	4,747
Prepaid expenses and other current assets	297
Property and equipment	718
Other assets	725
Accounts payable	(2,157)
Deferred revenue	(1,579)

Net tangible assets acquired	4,287

Intangible assets:
Service agreement with university	17,748	48.5 years
Customer base	3,716	4.0 years
Operating platform	56	3.5 years
Online courseware	1,728	3.5 years

Total intangible assets	23,248	38.0 years

Deferred tax liabilities related to intangible assets acquired	(2,830)

Goodwill (allocated to the online degree program segment)	7,517

Total	32,222

(b) In January 2005, Hongcheng Liye acquired an 80% equity interest in Gotop Electronic and Beijing Xuezhi from Tianjin Tianxingjian Education Co., Ltd. (“Tianxingjian”), which were engaged in providing online tutoring services, for an aggregate purchase price of RMB12,914 consisted of a cash consideration of RMB9,000 and the issuance of 550,000 ordinary shares with an aggregate fair value of US$473 (an equivalent of RMB3,914) on the acquisition date. The minority interest was a debit balance and therefore recorded as zero.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

(In thousands, except share-related data)

The purchase price was allocated based on the fair values of the acquired assets and liabilities as follows:

	RMB	Weighted average amortization period
Cash and cash equivalents	17,486
Prepaid expenses and other current assets	962
Amount due from related parties	1,211
Deferred tax assets	1,800
Property and equipment	1,286
Accounts payable	(2,241)
Amount due to related parties	(10,941)
Accrued expenses	(6,866)
Income taxes payable	(500)
Deferred revenue	(8,588)

Net liabilities assumed	(6,391)

Intangible assets:
Trade name	3,462	Indefinite life
Online courseware	1,429	2 years
Agency agreements	295	5 years
Operating platform	393	5 years

Total intangible assets	5,579	3.5 years

Deferred tax liabilities related to intangible assets acquired	(1,200)

Goodwill (allocated to the online tutoring program segment)	14,926

Total	12,914

(c) In September 2005, the Company acquired a 100% equity interest in BJ-WITT, a BVI company engaged in providing foreign language education and other overseas education services, with a cash consideration of RMB34,300, of which RMB28,300 was paid as of December 31, 2005 and the remaining RMB6,000 was paid in 2006.

Under the same transaction, the Company, through its wholly owned subsidiary Hongcheng Liye, also acquired an 80% equity interest in WITT Education, an entity that was owned by the original shareholder of BJ-WITT, for a cash consideration of RMB3,627. WITT Education, a company established in the PRC and mainly engaged in educational management consulting and provides traditional classroom education services through its language program—Friendly Experimental Class (“FEC program”).

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

(In thousands, except share-related data)

Total purchase price for the acquisition of BJ-WITT and WITT Education was allocated as follows:

	RMB	Weighted average amortization period
Cash and cash equivalents	11,126
Prepaid expenses and other current assets	1,399
Amount due from related parties	6,276
Property and equipment	1,082
Accounts payable	(9,503)
Amount due to related parties	(8,833)
Accrued expenses	(455)
Deferred income tax	(204)
Deferred revenue	(11,425)

Net liabilities assumed	(10,537)

Intangible assets:
Service agreement with a high school	18,722	20 years
Service agreements with other high schools	5,436	15 years

Total intangible assets	24,158	18.9 years

Deferred tax liabilities relating to intangible assets acquired	(7,865)

Goodwill (allocated to the international curriculum program segment)	32,171

Total	37,927

(d) In an effort to continue expanding its online education services business, on November 30, 2005, Hongcheng Liye acquired a 55% equity interest in Zhong Nongda Networks, with a cash consideration of RMB39,638, of which RMB13,513 was paid as of December 31, 2005 and the remainder of RMB26,125 was paid in 2006. Zhong Nongda Networks, incorporated in October 30, 2001, provides online educational technical and consulting services to China Agricultural University.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

(In thousands, except share-related data)

The purchase price was allocated based on the fair values of the acquired assets and liabilities as follows:

	RMB	Weighted average amortization period
Cash and cash equivalents	25,477
Amount due from related parties	3,301
Prepaid expenses and other current assets	2,155
Deferred tax assets	2,051
Property and equipment	13,229
Intangible assets	2,129
Amount due to related parties	(10,770)
Accrued expenses	(5,364)
Income taxes payable	(1,892)
Deferred revenue	(11,706)

Net tangible assets acquired	18,610

Minority interest	(8,374)

Intangible assets:
Service agreement with university	19,195	50 years
Customer base	7,992	3.4 years
Operation platform	241	7 years
Online courseware	347	3 years

Total intangible assets	27,775	35.6 years

Deferred tax liabilities relating to intangible assets acquired	(3,716)

Goodwill (allocated to the online degree program segment)	5,343

Total	39,638

(e) On December 30, 2005, Hongcheng Education acquired a 62.5% equity interest in Tianchang, an entity which invests in education institutions for a cash consideration of RMB20,000. The primary asset being acquired was Tianchang’s assembled workforce which is an intangible asset not recognized apart from goodwill.

The purchase price was allocated based on the fair values of the acquired assets and liabilities as follows:

RMB
Cash and cash equivalents	30,000
Minority interest	(11,250)

Net tangible asset	18,750
Goodwill (related to private primary and secondary schools Segment)	1,250

Total	20,000

(f) On February 23, 2006, Hongcheng Liye acquired an 80% equity interest in Beijing BCIT by issuing 2,025,061 ordinary shares with a fair value of US$3,746 (an equivalent of RMB30,158) on the acquisition date. Beijing BCIT provides international polytechnic education services (“BCIT program”).

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

(In thousands, except share-related data)

The purchase price was allocated based on the fair values of the acquired assets and liabilities as follows:

	RMB	Weighted average amortization period
Purchase price allocation
Cash and cash equivalents	1,330
Accounts receivable	86
Prepaid expense	1,326
Property and equipment	168
Accounts payable	(335)
Accrued expenses	(136)
Deferred revenue	(1,184)

Net tangible assets acquired	1,255

Minority interest	(251)

Intangible assets:
Service agreement with a university	17,600	30 years
Service agreements with other universities	2,400	15 years

Total intangible assets	20,000	28.2 years

Deferred tax liabilities relating to intangible assets acquired	(6,148)

Goodwill (allocated to the international curriculum program segment)	15,302

Total	30,158

The fair values of the ordinary shares issued in connection with these acquisitions were determined by a retrospective valuation performed by American Appraisal China Limited, an independent third party valuation firm. The valuation analysis utilizes and considers generally accepted valuation methodologies such as the income, market, cost and actual transaction of the Group. The Group has incorporated certain assumptions which include projected cash flows and replacement costs.

The following summary of unaudited pro forma results of operations for the years ended December 31, 2004, 2005 and 2006 were presented with the assumption that all significant acquisitions during 2004, 2005 and 2006 occurred as of January 1, 2004, 2005 and 2006, respectively. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which would have resulted had the significant acquisitions occurred as of January 1, 2004, 2005, and 2006, nor are they indicative of future operating results.

	Years ended December 31,
	2004	2005	2006
	(Unaudited)	(Unaudited)	(Unaudited)
Pro forma net revenue	143,630	169,896	213,862
Pro forma net (loss) income	(4,153)	8,256	25,700
Pro forma net (loss) income per ordinary share—basic	(0.23)	0.23	0.66
Pro forma net income per preferred A share—basic	—	0.23	0.66
Pro forma net income per preferred B share—basic	—	0.23	0.66
Pro forma net income per preferred C share—basic	—	0.23	0.66
Pro forma net (loss) income per ordinary share—diluted	(0.23)	0.22	0.60

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

(In thousands, except share-related data)

4. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of:

	December 31,
	2005	2006
	RMB	RMB
Staff advances	5,172	5,180
Advance to an online school	4,111	1,832
Prepaid expenses	3,187	1,777
Advances to suppliers	584	210

	13,054	8,999

Staff advances represented travel and the related expenses to be charged to expenses when expense reports are submitted. Advance to an online school represented amount loaned to an online education alliance program to fund its operations. Advance to an online school is non-interest bearing and is payable on demand.

5. COST METHOD INVESTMENT

In June 2004, the Group obtained a 10% equity interest in Hongcheng Xueyuan Technology Development Co., Ltd. (“Hongcheng Xueyuan”), a company established in the PRC which is engaged in the provision of education services in the PRC, for a consideration of RMB100. The Group settled this consideration by providing education consulting services to Hongcheng Xueyuan. In December 2006, the Group increased its equity interest in Hongcheng Xueyuan to 19% by acquiring an additional 9% equity interest for a cash consideration of RMB1,110.

6. LAND USE RIGHTS, NET

Land use rights, net consisted of the following:

	December 31,
	2005	2006
	RMB	RMB
Land use rights	6,850	25,942
Less: accumulated amortization	(137)	(655)

Land use rights, net	6,713	25,287

Amortization expenses for land use rights totaled RMBnil, RMB137, and RMB518 for the years ended December 31, 2004, 2005, and 2006, respectively. Future amortization expenses are RMB518 per year for each of the next five years through December 31, 2011.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

(In thousands, except share-related data)

7. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	December 31,
	2005	2006
	RMB	RMB
Buildings	10,908	16,380
Furniture, fixtures and equipment	27,831	31,604
Motor vehicles	4,966	7,490
Leasehold improvements	5,051	8,471

	48,756	63,945
Less: accumulated depreciation and amortization	(18,275)	(24,154)

	30,481	39,791
Construction in progress	2,011	3,866

	32,492	43,657

Depreciation expenses for the years ended December 31, 2004, 2005 and 2006 were RMB4,297, RMB5,023, and RMB8,157, respectively.

8. INTANGIBLE ASSETS, NET

Intangible assets, net including those acquired as part of business combination consisted of the following:

	December 31,
	2005	2006
	RMB	RMB
Intangible assets with definite lives:
Service agreements with universities and high schools	61,101	81,101
Operating platform	690	690
Customer base	11,708	11,708
Online courseware	3,504	3,504
Agency agreements	295	295
Contractual rights	8,350	11,800
Prepaid operating contracts	4,464	4,464

	90,112	113,562
Less: accumulated amortization	(5,685)	(14,188)

	84,427	99,374
Intangible assets with indefinite lives—trade name	3,462	3,462

	87,889	102,836

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

(In thousands, except share-related data)

The carrying amount of intangible assets by reportable segments was as follows:

	December 31,
	2005	2006
	RMB	RMB
Online degree programs	55,073	53,001
Private primary and secondary schools	4,257	4,048
Online tutoring program	4,727	3,875
International curriculum program	23,832	41,912

	87,889	102,836

Amortization expenses of intangible assets with definite lives were RMB363, RMB3,251, and RMB8,294 for the years ended December 31, 2004, 2005, and 2006, respectively. Amortization expenses for intangible assets with definite lives for the next five years are follows:

Years ending December 31:	RMB
2007	7,704
2008	7,439
2009	4,543
2010	3,662
2011	3,662

9. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	December 31,
	2005	2006
	RMB	RMB
Advances from students	4,005	7,247
Accrued expenses	2,424	334
Accrued professional fees	9,356	6,067
Dividend payable to a subsidiary’s minority shareholders	—	3,850
Accrued employee payroll and welfare benefits	2,895	3,027
Other payables	1,596	1,229

	20,276	21,754

Advances from students represented amounts received for books and materials, which the Group collected from students on behalf of third party vendors.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

(In thousands, except share-related data)

10. OTHER TAXES PAYABLE

Other taxes payable consisted of the following:

	December 31,
	2005	2006
	RMB	RMB
Value added taxes payable	1,455	2,246
Business taxes payable	2,250	1,324
Individual income taxes payable	120	182

	3,825	3,752

The Group is subject to business taxes at a rate of 5% to 5.5% applied to service revenue generated from online education programs. The Group is also required to withhold PRC individual income taxes on employees’ payroll for remittance to the tax authorities.

11. SHARE OPTION PLAN

The Group’s employee share option plan (the “Plan”) was effective on August 10, 2000 and allows the Group to offer a variety of incentive awards to employees and non-employee directors of the Group and any consultant who performs services for the Group. An incentive option may only be granted to employees and a non-qualified option may be granted to employees, non-employee directors and consultants. The number of option shares granted under this Plan may not exceed 15% of the aggregate number of the issued and outstanding shares of the Company, calculated on a fully-diluted basis. Under the terms of the Plan, the exercise price for an incentive option shall not be less than 100% of the fair market value of the ordinary share on the date of grant. Option vesting schedule shall be more than three years and no acceleration for option vesting schedule shall be permitted, unless approved by Board of Directors. On December 13, 2004, an Amended and Restated Stock Option Plan (the “Amended Plan”) was effective, options to purchase were revised and up to 12,846,621 ordinary shares authorized under the Amended Plan.

All options granted will vest over periods ranging from immediately to four years and any unexercised options will expire ten years from the date of grant. As of December 31, 2005 and 2006, options to purchase 9,026,050 and 8,682,600 ordinary shares were outstanding, and options to purchase 1,120,571 and 914,021 ordinary shares were available for future grants. The subscription receivable as of December 31, 2006 represents a recourse note with no interest from the employees.

Options to employees

Through December 31, 2006, the Group had granted an accumulated total of 12,133,400 share options to purchase ordinary shares to employees, officers, and directors and were exercisable in US$. The Group recorded a share-based compensation expenses of RMB3,075 and RMB2,327, for the years ended December 31, 2004 and 2005, respectively, relating to the difference between the exercise price and the estimated fair value of the ordinary shares in accordance with APB 25.

For the shares granted after January 1, 2006, the Group recorded the compensation expenses under the fair value method according to SFAS No. 123R. The Group recorded a total compensation expense of RMB2,677 for the year ended December 31, 2006.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

(In thousands, except share-related data)

Options to non-employees

On May 20, 2004, the Group granted 5,000 share options with an exercise price of US$1.09 (RMB9.02) per share to a legal advisor for the settlement of prior services provided to the Group. The Group recorded compensation expenses of RMB57, RMB51 and RMB34 for the years ended December 31, 2004, 2005 and 2006 respectively, estimated using the Black-Scholes option pricing model as such method provides a more accurate estimate of the fair value of services received by the Group.

The following assumptions were used in the non-employee option pricing model:

	2004	2005	2006
Weighted average risk-free rate of return	4.14%	4.34%	4.66%
Weighted average expected option life	8.5	7.5	6.5
Weighted average volatility rate	59%	57%	53%
Weighted average dividend yield	—	—	—

Summary of share options to employees and non-employee

A summary of the share option activities including both employee and non-employee grants was as follows. All of the fair value of ordinary shares, intrinsic value and exercise price are denominated in US$ because the shares are exercisable in US$.

	Outstanding options
	Number of options	Weighted average exercise price per share
		US$
Outstanding at January 1, 2004	4,925,000	0.37
Granted	3,006,000	1.11
Exercised	(2,700,000)	0.20
Cancelled	(54,000)	0.50

Outstanding at December 31, 2004	5,177,000	0.89
Granted	3,849,050	1.35

Outstanding at December 31, 2005	9,026,050	1.08
Granted	1,056,350	1.85
Exercised	(550,000)	0.26
Cancelled	(849,800)	1.20

Outstanding at December 31, 2006	8,682,600	1.22

The weighted average per share fair values of options as of their respective grant dates were as follows:

	December 31,
	2004	2005	2006
	US$	US$	US$
Options	0.193	0.316	0.86

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

(In thousands, except share-related data)

The following table summarizes information regarding options issued within a 12-month prior to December 31, 2006:

Grant Date	No. of Shares	Exercise Price		Fair Value of Ordinary Shares			Intrinsic Value at Grant Date
March 14, 2006	1,056,350	US$	1.85	US$	1.85	*	—

*	Determined based on a retrospective valuation by American Appraisal China Limited, an independent third party valuation firm.

The following table summarizes information with respect to employee and non-employee share options outstanding at December 31, 2006:

	Options outstanding				Options exercisable
	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Weighted average Intrinsic value	Number exercisable	Weighted average exercise price	Weighted average intrinsic value
			US$	US$		US$	US$
Average exercise price:
US$
0.50	1,026,000	5.65 years	0.50	2.12	1,026,000	0.50	2.12
0.86	534,400	7.82 years	0.86	1.76	356,267	0.86	1.76
1.00	645,000	4.32 years	1.00	1.62	645,000	1.00	1.62
1.09-1.85	6,477,200	8.27 years	1.38	1.24	2,770,817	1.51	1.33

	8,682,600	7.64 years	1.22	1.40	4,798,084	1.05	1.57

The weighted average intrinsic value in the table above represents the difference between the Company’s estimated fair value during 2006 and the weighted average exercise price.

Total intrinsic value of options exercised for the years ended December 31, 2004, 2005, and 2006 was RMB803, RMBnil and RMB365, respectively.

As of December 31, 2006, there was RMB5,604 unrecognized share-based compensation cost related to share options. That deferred cost is expected to be recognized over a weighted-average vesting period of 2.38 years. To the extent the actual forfeiture rate is different from Company’s original estimate, actual share-based compensation related to these awards may be different from the expectation.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

(In thousands, except share-related data)

12. INCOME TAXES

The Company is a tax-exempted company incorporated in the Cayman Islands. The Company’s subsidiaries and variable interest entities incorporated in the PRC are governed by the Income Tax Law of the PRC Concerning Foreign Investment and Foreign Enterprises and various local income tax laws (the “Income Tax Laws”). Pursuant to the PRC Income Tax Laws, the PRC enterprises are subject to income tax at a statutory rate of 33% (30% of state unified income tax plus 3% local income tax) on PRC taxable income. A summary of the tax concessions available to the PRC entities for the year ended December 31, 2006 is as follows:

Entities	PRC state unified income tax rate	PRC local income tax rate	Concession from PRC State Unified income tax	Concession from PRC local income tax	Year of commencement of tax holiday
	(%)	(%)
ChinaEdu	N/A	N/A	N/A	N/A	N/A

CMR WEB	15	—	Full exemption for 3 years starting from the commencement of tax holiday followed by a 50% reduction for the next 3 years thereafter	N/A	1999

Hongcheng Technology	15	—	Full exemption for 3 years starting from the commencement of tax holiday followed by a 50% reduction for the next 3 years thereafter	N/A	2001

Hongcheng Liye	15	—	Full exemption for 3 years starting from the commencement of tax holiday followed by a 50% reduction for the next 3 years thereafter	N/A	2003

Hongcheng Education	15	—	Full exemption for 3 years starting from the commencement of tax holiday followed by a 50% reduction for the next 3 years thereafter	N/A	2005

Xiandai Technology	30	3	N/A	N/A	N/A

Dongcai	15	—	Full exemption for 2 years starting from the commencement of tax holiday followed by a 50% reduction for the next 3 years thereafter	N/A	2003

Chongda	15	—	Full exemption for 2 years starting from the commencement of tax holiday followed by a 50% reduction for the next 3 years thereafter	N/A	2004

Gotop Electronic	30	3	N/A	N/A	N/A

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

(In thousands, except share-related data)

Entities	PRC state unified income tax rate	PRC local income tax rate	Concession from PRC State Unified income tax	Concession from PRC local income tax	Year of commencement of tax holiday
	(%)	(%)
Beijing Xuezhi	15	—	Full exemption for 3 years starting from the commencement of tax holiday followed by a 50% reduction for the next 3 years thereafter	N/A	2002

Tianjin 101	30	3	N/A	N/A	N/A

WITT Education	15	—	Full exemption for 3 years starting from the commencement of tax holiday followed by a 50% reduction for the next 3 years thereafter	Full exemption from September 3, 2003 to December 31, 2005	2003

WITT Science	30	3	N/A	N/A	N/A

Zhong Nongda Networks	15	—	Full exemption for 3 years starting from the commencement of tax holiday followed by a 50% reduction for the next 3 years thereafter	N/A	2002

Gotop Hongcheng	30	3	N/A	N/A	N/A

Tianjin Gaotuo Hongcheng	30	3	N/A	N/A	N/A

Beijing BCIT	30	3	Full exemption from September 3, 2005 to December 31, 2007	Full exemption from September 3, 2005 to December 31, 2007	2005

Yuancheng Edu	30	3	N/A	N/A	N/A

Beiyuda	30	3	N/A	N/A	N/A

Tianchang	30	3	N/A	N/A	N/A

South Campus	—	—	N/A	N/A	N/A

Anqing Foreign Language	—	—	N/A	N/A	N/A

Pingdingshan	—	—	N/A	N/A	N/A

BJ-WITT	N/A	N/A	Incorporated in BVI	N/A	N/A

BJ-BCIT	N/A	N/A	Incorporated in BVI	N/A	N/A

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

(In thousands, except share-related data)

During the years ended December 31, 2004, 2005 and 2006, if the Company’s subsidiaries and variable interest entities in the PRC had not been awarded tax holidays or receive special tax concessions, provision for income taxes, net (loss) income, and net (loss) income per share would have been as follows:

	Years ended December 31,
	2004	2005	2006
Increase in provision for income taxes	9,411	5,684	25,251
Net (loss) income	(13,421)	(8,534)	288

Net (loss) income per ordinary share—basic	(1.15)	(0.53)	0.00
Net (loss) income per preferred A share—basic	—	—	0.00
Net (loss) income per preferred B share—basic	—	—	0.00
Net (loss) income per preferred C share—basic	—	—	0.00
Net (loss) income per ordinary share—diluted	(1.15)	(0.53)	0.00

The principal components of the Group’s deferred income tax assets were as follows:

	December 31,
	2005	2006
	RMB	RMB
Current deferred tax assets
Deferred revenue	6,114	5,347

Net current deferred tax assets	6,114	5,347

Non-current deferred tax assets
Intangible assets	1,773	1,961
Deferred revenue	77	96
Net operating loss carryforwards	596	672

Total non-current deferred taxes	2,446	2,729
Less: valuation allowance on deferred tax assets	(596)	(672)

Total non-current deferred taxes	1,850	2,057

Non-current deferred tax liabilities
Property and equipment	194	1,168
Intangible assets	16,579	18,711

Total deferred tax liabilities	16,773	19,879

The Group has net operating loss carried forwards of RMB2,038 from the PRC subsidiaries for the year ended December 31, 2006, which will expire on various dates from December 31, 2006 to December 31, 2011.

As of December 31, 2006, a valuation allowance of RMB672 was provided against deferred tax assets arising from net operating loss carryforward and short-term deferred revenue of certain PRC subsidiaries and variable interest entities due to the uncertainty of realization. Adjustments will be made to the valuation allowance if events occur in the future that indicates changes in the amount of deferred tax assets that may be realized.

The Group operates through multiple subsidiaries and variable interest entities and the valuation allowances are considered separately for each subsidiary and variable interest entity. The Group does not file consolidated

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

(In thousands, except share-related data)

tax returns, therefore, losses and deferred taxes from one subsidiary or a variable interest entity may not be used to offset another subsidiary or variable interest entity’s earnings or deferred taxes.

Reconciliation between total income tax expense and the amount computed by applying the statutory income tax rate to income before income taxes is as follows:

	Years ended December 31,
	2004	2005	2006
	%	%	%
Statutory rate	33	33	33
Tax holiday	(42)	(52)	(45)
Effect on tax rates in different tax jurisdiction	4	36	3
Permanent book-tax differences	0	17	20
Changes in valuation allowance	1	2	1

Effective tax rates	(4)	36	12

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

(In thousands, except share-related data)

13. NET (LOSS) INCOME PER SHARE

The following table sets forth the computation of basic and diluted net (loss) income per share for the periods indicated:

	Years ended December 31,
	2004	2005	2006
Net (loss) income—basic (numerator):
Net (loss) income attributable to ordinary shareholders	(4,010)	(2,850)	12,077
Net income allocated to Series A preferred shares	—	—	3,355
Net income allocated to Series B preferred shares	—	—	7,907
Net income allocated to Series C preferred shares	—	—	2,200
Net (loss) income attributable to ordinary shareholders—diluted (numerator)	(4,010)	(2,850)	25,539

Shares (denominator):
Weighted average ordinary shares outstanding used in computing basic net (loss) income per share	11,673,946	16,243,736	18,540,732
Weighted average preferred A shares using if-converted method	—	—	5,150,000
Weighted average preferred B shares using if-converted method	—	—	12,140,495
Weighted average preferred C shares using if-converted method	—	—	3,378,379
Incremental weighted average ordinary shares from assumed conversions of stock option and warrants using treasury stock method:
Employee options (treasury share effect)	—	—	2,668,170
Non-employee options (treasury share effect)	—	—	335,260
Warrants (treasury share effect)	—	—	495,177

Weighted average ordinary shares outstanding used in computing diluted net (loss) income per share	11,673,946	16,243,736	42,708,213

Net (loss) income per ordinary share—basic	(0.34)	(0.18)	0.65
Net (loss) income per preferred A share—basic	—	—	0.65
Net (loss) income per preferred B share—basic	—	—	0.65
Net (loss) income per preferred C share—basic	—	—	0.65

Net (loss) income per ordinary share—diluted	(0.34)	(0.18)	0.60

Ordinary share equivalents of options and warrants are calculated using the treasury stock method. Under the treasury stock method, the proceeds from the assumed conversion of options and warrants are used to repurchase outstanding ordinary shares using the average fair value for the period. The Group has determined that its convertible preferred shares are participating securities as the preferred shares participate in undistributed earnings on an as-if-converted basis. The holders of the preferred shares are entitled to receive dividends on a pro rata basis, as if their shares had been converted into ordinary shares. Accordingly, the Group uses the two-class method of computing net income per share, for ordinary and preferred shares according to participation rights in undistributed earnings.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

(In thousands, except share-related data)

For 2004, 2005, and 2006, the Group had the following securities outstanding which could potentially dilute basic net income per share in the future, but were excluded from the computation of diluted net income (loss) per share in 2004, 2005 and 2006 as their effects would have been antidilutive:

	Years ended December 31,
	2004	2005	2006
Preferred A shares	5,150,000	5,150,000	—
Preferred B shares	12,140,495	12,140,495	—
Preferred C shares	—	3,378,379	—
Outstanding employee options to purchase ordinary shares	5,177,000	9,026,050	—
Outstanding warrants to purchase ordinary shares	1,768,300	2,376,408	—

14. CONVERTIBLE NOTES

In October 2002, the Company issued an 18-month (“Loan Period”) convertible note (“Note”) of US$1,000 to a financial investor. In December 2004, the holder of the Note converted the Note into 1,000,000 shares of Series A convertible preferred shares at the conversion price of US$1 per share.

In July and August 2005, in conjunction with the issuance of Series C convertible preferred shares (“Series C preferred shares”), the Company issued two convertible notes (“Convertible Notes”) aggregating RMB30,188 (US$3,750) to the Series C preferred shareholders. The Convertible Notes bear an interest rate of 8% per annum commencing on the anniversary date of issuance payable annually in arrears. In the absence of an IPO or an event of default, the Convertible Notes are due and payable in full in July and August 2008, respectively. Fifty percent of the principal amount and all accrued interest are due and payable automatically upon the closing of a qualified IPO and the remaining 50% due and payable automatically on the one year anniversary date of the closing of a qualified IPO. In the event of the Company’s default, the Series C preferred shareholders have the option to either (a) require an immediate full payment of all of the outstanding principal and accrued interest on the Convertible Notes, or (b) convert all of the outstanding principal and accrued interest on the Convertible Notes into Series C preferred shares. The default events include insolvency, bankruptcy, liquidation and other material adverse changes to the Company. In the event of a conversion, the conversion price would be $1.85 per share.

In conjunction with the issuance of the Series C convertible preferred shares and the Convertible Notes, the Company also issued to the Series C preferred shareholders a stock purchase warrant providing for the rights to purchase 608,108 ordinary shares of the Company at the purchase price of US$1.85 per share. The stock purchase warrant expires five years from the date of grant. The proceeds received in the Series C convertible preferred shares and Convertible Notes offerings were allocated between the convertible instruments and the warrants on a relative fair value basis. The difference between the allocated values of the Convertible Notes and the face values, representing a beneficial conversion feature, was recorded as a debt discount, which was amortized over the Convertible Notes term using the effective interest method. The amount of interest expense recorded resulting from the amortization of the beneficial conversion feature totaled RMB334 and RMB667 for the years ended December 31, 2005 and 2006, respectively.

15. CONVERTIBLE PREFERRED SHARES

In August 2000 an 2001, the Company issued 6,000,000 shares of Series A convertible preferred shares for RMB49,669 (US$6,000) before issuance costs of RMB547 (US$66).

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

(In thousands, except share-related data)

In December 2004, the Company:

(1) Repurchased 2,000,000 Series A convertible preferred shares from one of the shareholders for a total price of US$2,160 (an equivalent of RMB17,881).

(2) Issued 12,140,495 Series B convertible preferred shares to certain investors for total proceeds of RMB137,310 (US$16,590), before issuance costs of RMB4,467 (US$573). In conjunction with the issuance of Series B convertible preferred shares, the Company also issued detachable warrants to certain investors for no additional consideration. As per the warrant agreement, these investors could purchase an aggregate of 1,768,300 ordinary shares at a per share exercise price of RMB12.2 (US$1.48). The proceeds received in the Series B convertible preferred share offerings were allocated between the convertible instrument and the warrants on a relative fair value basis. For certain investors, the issuance price was US$1.31 (an equivalent of RMB10.88). When the detachable warrants are taken into consideration and after a portion of the issuance price was allocated to the warrants, the issuance price of Series B preferred shares decreased to US$1.25 (an equivalent of RMB10.51), which was lower than the issuance price for other investors by US$1.48 (an equivalent of RMB12.25). Such difference was recorded as a deemed dividend in the amount of RMB15,959.

The Group has determined that there was no embedded beneficial conversion feature attributable to the Series B convertible preferred shares because the initial effective conversion price of Series B preferred shares was higher than the fair value of the Group’s ordinary shares determined based on an independent third party valuation.

In July 2005, the Company:

(1) Issued 3,378,379 shares of Series C convertible preferred shares to certain investors for total proceeds of RMB50,312 (US$6,250), before issuance costs of RMB928 (US$115). In addition, the Group issued two convertible notes in the amount of RMB30,188 (US$3,750) (Note 14). In conjunction with the issuance of the Convertible Notes, the Company also issued detachable warrants to the investors for no additional consideration. As per the warrant agreements, these investors could purchase up to 608,108 ordinary shares at a per share exercise price of RMB14.89 (US$1.85). The proceeds received in the Series C convertible preferred shares and convertible notes offerings were allocated between the convertible instruments and the warrants on a relative fair value basis.

The Company has determined that there was no embedded beneficial conversion feature attributable to the Series C convertible preferred shares because the initial effective conversion price of Series C preferred shares equaled to the issuance price and was higher than the fair value of the Company’s ordinary shares determined based on an independent valuation.

The significant terms of the above Series A, Series B and Series C convertible preferred shares are as follows:

Conversion

Each Series A, Series B and C convertible preferred share is convertible into one ordinary share of the Company at the option of the holder at any time after the issuance of such shares, or is automatically converted in a qualified IPO. The conversion ratio is subject to adjustment for dilution, including but not limited to stock splits, stock dividends and recapitalization.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

(In thousands, except share-related data)

Voting rights

The Series A, Series B and Series C preferred shareholders have the voting rights determined based on the equivalent number of the Company’s ordinary shares into which their preferred shares are convertible.

Dividends

The holders of the preferred shares are entitled to receive dividends on a pro rata basis, as if their shares had been converted into ordinary shares. From January 1, 2008 to December 31, 2022, the Series B convertible preferred shareholders will be entitled to receive cumulative dividends at a rate of 12.5% of the original issuance price per share per annum. From January 1, 2009 to December 31, 2022, the Series C convertible preferred shareholders will be entitled to receive cumulative dividends at a rate of 12.5% of the original issuance price per share per annum. No dividend will be paid to the Company’s ordinary shareholders and Series A preferred shareholders until all Series B and Series C preferred share dividends have been paid in full. Once the Series B and Series C preferred shareholders have been paid in full, the preferred shareholders are entitled to any additional dividends declared and are payable to the ordinary shareholders on an if-converted basis.

Liquidation preference

In the event of any liquidation, dissolution or winding-up of the Company, any available funds will first be paid to Series C preferred shareholders. Any remaining funds after satisfying the Series C preferred shareholders will be paid to the Series B preferred shareholders, and finally, the Series A preferred shareholders, in that order. The amounts to be paid will equal to the aggregate original purchase price plus any declared but unpaid dividends adjusted for any stock split, stock dividends and recapitalizations.

Redemption rights

The preferred shares are not redeemable at the option of the holders.

16. WARRANTS

In conjunction with the issuance of the Note, the Company also issued to the Note holder a stock purchase warrant providing for the rights to purchase 300,000 shares of Series A preferred shares of the Company at US$1 per share. The stock purchase warrant will expire five years from the date of grant. The fair value and the allocated value of the warrants were approximately RMB1,452 (US$175) and RMB1,235 (US$149) at the grant date, respectively. Its fair value was estimated using the Black-Scholes option pricing model with the following assumptions:

Expected volatility	64%
Risk-free interest rate	5.12%
Expected dividend	—
Contractual life of the warrant	5

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

(In thousands, except share-related data)

Pursuant to the terms of the Series B preferred share agreement dated December 13, 2004, the Company granted warrants to the Series B preferred shareholders to purchase up to 1,768,300 ordinary shares. The warrants have an exercise price of US$1.48 per share and are exercisable commencing on December 13, 2004 and ending on December 13, 2009. The fair value and the allocated value of the warrants were approximately RMB4,719 (US$570) and RMB4,487 (US$542) at the grant date, respectively. Its fair value was estimated using the Black-Scholes option pricing model with the following assumptions:

Expected volatility	57%
Risk-free interest rate	3.65%
Expected dividend	—
Contractual life of the warrant	5

Pursuant to the terms of the Series C preferred share agreement dated July 14, 2005, the Company granted warrants to the Series C preferred shareholders to purchase up to 608,108 ordinary shares. The warrants have an exercise price of US$1.85 per share and are exercisable commencing on August 12, 2005 and ending on August 12, 2010. The fair value and the allocated value of the warrants were approximately RMB2,459 (US$305) and RMB2,353 (US$292) at the grant date, respectively. Its fair value was estimated using the Black-Scholes option pricing model with the following assumptions:

Expected volatility	53%
Risk-free interest rate	3.99%
Expected dividend	—
Contractual life of the warrant	5

17. MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION

Full time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. Total provisions for such employee benefits were RMB7,052, RMB8,070, and RMB8,267 for the years ended December 31, 2004, 2005 and 2006, respectively.

18. COMMITMENTS

(a) Pursuant to the contract signed between Hongcheng Technology and a university, Hongcheng Technology has committed to contribute capital resources of not less than RMB15,000 for the use of the university’s education resources. As of December 31, 2006, the remaining commitment is approximately RMB1,480.

(b) Pursuant to the contract signed between Hongcheng Technology and another university, Hongcheng Technology has committed to contribute RMB35,000 for the use of the university’s education resources. As of December 31, 2006, the remaining commitment is approximately RMB11,000.

(c) Pursuant to the contract signed between Hongcheng Education and a middle school for the use of the school’s education resources, Hongcheng Education has committed to pay a fee of RMB650 per annum from 2005 to 2007, RMB1,000 per annum from 2008 to 2010, and RMB1,200 per annum from 2011 to 2024. The aggregate of the fees committed through 2024 were recognized as expenses on a straight-line basis with the difference between the amount paid and the amount recognized reported as deferred commitment fees. For the years ended December 31, 2005 and

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

(In thousands, except share-related data)

2006, the amounts reported as expenses were RMB544 during both periods. The amount recorded as deferred commitment fees as of December 31, 2005 and 2006 were RMB437 and RMB874, respectively.

(d) The Group leases certain office premises under non-cancelable operating leases through 2011. Rent expenses under operating leases for 2004, 2005, and 2006 were RMB5,128, RMB6,406, and RMB7,264, respectively.

Future minimum lease payments under non-cancelable operating leases agreements are as follows:

Years ending December 31,	RMB
2007	4,667
2008	1,696
2009	685
2010	625
2011	182

7,855

(e)	As of December 31, 2006, the Group had commitments totaling RMB190,000 for the expansion of the schools in Anqing and Jingzhou. Capital commitment for the on-going construction in progress was RMB3,929 at December 31, 2006.

19. SEGMENT AND GEOGRAPHIC INFORMATION

Since the acquisitions in 2005 and 2006, the Group has been organized as four business units: (i) Online degree program, which enables leading higher education institutions in the PRC to operate and grow their online degree-granting programs. The Group provides online education technical and consulting services to these institutions. In addition, the Group also licenses online education technology platform and courseware to them. (ii) Private primary and secondary schools, which provide educational services to the students through traditional classroom education. (iii) Online tutoring program, which provide online tutoring services for students to obtain review course help through online program. And (iv) International curriculum program which includes an integrated English language learning service for high schools in the PRC and international polytechnic curriculum programs through traditional classroom education.

The Group’s chief operating decision maker is its chief executive officer. Segment information provided to the chief operating decision maker is prepared using US GAAP.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

(In thousands, except share-related data)

The following sets forth the condensed statements of operations for the Group’s reportable segments:

	Years ended December 31,
	2004	2005	2006
	RMB	RMB	RMB
Revenue
Online degree program	100,896	98,527	156,845
Private primary and secondary schools	—	8,591	10,874
Online tutoring program	—	14,390	17,384
International curriculum program	—	4,854	28,428

Total revenue	100,896	126,362	213,531

Cost of revenue
Online degree program	38,014	38,748	51,215
Private primary and secondary schools	—	7,861	8,429
Online tutoring program	—	2,902	3,452
International curriculum program	—	3,627	17,212

Total cost of revenue	38,014	53,138	80,308

Gross profit
Online degree program	62,882	59,779	105,630
Private primary and secondary schools	—	730	2,445
Online tutoring program	—	11,488	13,932
International curriculum program	—	1,227	11,216

Total gross profit	62,882	73,224	133,223

The Company does not allocate operating expenses or assets and liabilities to individual segments when making decisions about allocating resources to the segments and assessing their performance. The Group primarily operates in the PRC. All the long-lived assets of the Group are located in the PRC and the Group does not allocate such assets to individual segments.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

(In thousands, except share-related data)

Revenue from each type of services the Group provides was as follows:

	Years ended December 31,
	2004	2005	2006
	RMB	RMB	RMB
Customers:
Online education technical and consulting services	18,272	20,628	29,549
Traditional classroom education services	—	13,445	39,301
Online tutoring services	—	14,390	17,384
Licensing of online education technology platform and courseware	9,727	991	2,052

	27,999	49,454	88,286

Related parties:
Online education technical and consulting services	72,411	75,597	125,245
Traditional classroom education services	—	—	—
Online tutoring services	—	—	—
Licensing of online education technology platform and courseware	486	1,311	—

	72,897	76,908	125,245

	100,896	126,362	213,531

20. RELATED PARTY TRANSACTIONS

The minority shareholders of a number of the Group’s majority-owned subsidiaries are universities who also purchase exclusive online education technical and consulting services from the Group. These universities are considered related parties of the Group. Revenue generated from services provided to these universities were as follows:

	Years ended December 31,
	2004	2005	2006
	RMB	RMB	RMB
Online education technical and consulting services:
Online Education School of Dongbei University of Finance and Economics	18,754	25,719	32,529
Online Education School of Renmin University of China	41,495	35,059	38,124
Online Education School of Chongqing University	12,162	12,066	14,887
Online Education School of China Agricultural University	—	2,753	39,705

	72,411	75,597	125,245

Licensing of online education technology platform and courseware:
Online Education School of Renmin University of China	296	—	—
Online Education School of Chongqing University	190	1,311	—

	486	1,311	—

Total	72,897	76,908	125,245

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

(In thousands, except share-related data)

Deferred revenue associated with services provided to related parties were as follows:

	December 31,
	2005	2006
	RMB	RMB
Online Education School of Dongbei University of Finance and Economics	9,006	6,505
Online Education School of Renmin University of China	9,206	11,132
Online Education School of Chongqing University	2,064	2,728
Online Education School of China Agricultural University	8,780	10,453
Online Education School of Beijing Language and Culture University	—	2,614

	29,056	33,432

As of December 31, 2005 and 2006, the following balances were due from related parties:

	December 31,
	2005	2006
	RMB	RMB
Schools owned by the minority shareholders of the Company’s subsidiaries:
Online Education School of Renmin University of China (ii)	2,024	12,547
Online Education School of Dongbei University of Finance and Economics (ii)	16,614	15,097
Online Education School of Chongqing University (ii)	13,796	20,691
Online Education School of Beijing Language and Culture University	—	5,761

Minority shareholders of the Company’s majority-owned subsidiaries:
Tianxingjian (i)	521	55
Beijing Guojiao Investment Co., Ltd. (i)	17,965	4,195
Shanghai Guangdian Communication Network Co., Ltd. (i)	5,250	—

Company owned by shareholder or management:
Beijing Hongji Xingye Technology Development Co., Ltd. (i)	200	200
Wellent Institute of Education International (Asia) Limited (i)	1,000	1,000

Director of the Company:
Xie Changqing (i)	—	433

	57,370	59,979

(i)	The amounts represent cash advances that are either collected in 2006 or are expected to be collected in 2007.
(ii)	The fees for services provided to the online schools are collected on a periodic basis. The excess amount of revenue recognized over the cash collection is recorded as amounts due from related parties.

All of the amounts due from related parties are unsecured and non-interest bearing. The Group expects the amounts to be received within the next 12 months.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

(In thousands, except share-related data)

As of December 31, 2005 and 2006, the following balances were due to related parties:

	December 31,
	2005	2006
	RMB	RMB
Former owner of an entity consolidated by the Company:
Fourth Middle School of Anqing (ii)	1,580	1,747

Schools owned by the minority shareholders of the Company’s subsidiaries:
Online Education School of Chongqing University (i)	14	48
Online Education School of Dongbei University of Finance and Economics (i)	—	35
Online Education School of China Agricultural University (i)	7	1,155

Minority shareholders of the Company’s subsidiaries:
Tianxingjian (i)	321	—
Beijing Guojiao Investment Co., Ltd. (iii)	4,434	4,133

Company owned by shareholder or management:
Beijing Hongji Xingye Technology Development Co., Ltd. (i)	2	3

	6,358	7,121

(i)	The amounts represented cash collected on behalf of the related parties.
(ii)	The amount primarily represents service fees to be paid for utilizing the school’s teaching resources.
(iii)	The amount primarily represents dividends payable to a subsidiary’s minority shareholder.

All the amounts due to related parties are non-interest bearing and unsecured. The Group expects the amounts to be repaid within a year.

21. STATUTORY RESERVES

PRC legal restrictions permit payments of dividends by the Company’s PRC subsidiaries only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. Prior to payment of dividends, pursuant to the laws applicable to the PRC’s Foreign Investment Enterprises, the Company’s subsidiaries and variable interest entities in the PRC must make appropriations from after-tax profit to non-distributable reserve funds as determined by the Board of Directors of each company. These reserves include a (i) general reserve, (ii) enterprise expansion reserve, and (iii) staff bonus and welfare reserve.

Subject to certain cumulative limits, the general reserve requires annual appropriations of 10% of after-tax profits (as determined under generally accepted accounting principles in the PRC (“PRC GAAP”) at each year-end); the other reserve appropriations are at the Company’s discretion. These reserves can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. For the years ended December 31, 2004, 2005 and 2006, the Company’s PRC subsidiaries and variable interest entities made appropriations to the general reserve of RMB1,838, RMB2,776, and RMBnil, respectively.

The PRC subsidiaries and variable interest entities elected not to make any appropriations to the enterprise expansion reserve and staff bonus and welfare reserve in any of the years presented. As a result of these PRC laws and regulations, the PRC subsidiaries are restricted from transferring a portion of their net assets to the Company.

22. RESTRICTED NET ASSETS

Relevant PRC Statutory laws and regulations restrict the payments of dividends by the Company’s PRC subsidiaries and variable interest entities from their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the general reserve (see Note 21), which requires annual appropriations of 10% of after-tax profit should be set aside prior to the payment of dividends. As a result of these PRC laws and regulations, the Company’s PRC subsidiary and variable interest entities are restricted in

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

(In thousands, except share-related data)

their abilities to transfer a portion of their net assets to the Company. As of December 31, 2005 and 2006, the amounts of restricted net assets were approximately RMB9,966 and RMB10,030, respectively.

23. SUBSEQUENT EVENTS

(a) Acquisition of minority interests in WITT Education and Beijing BCIT

In May 2007, the Group, through Hongcheng Liye, signed definitive agreements to acquire the remaining 20% of the minority interest in WITT Education for a cash consideration of RMB12,700 (US$1,650) and to assume the remaining 20% of the minority interest in Beijing BCIT for no consideration because Beijing BCIT did not meet the operating performance target as stated in the original purchase agreement. The acquisitions were completed in May 2007 and both WITT Education and Beijing BCIT became wholly-owned subsidiaries of the Company. These transactions were accounted for under the purchase method accounting.

(b) Formation of subsidiary with Central University of Finance and Economics

To further expand its online education services, on December 28, 2006, the Company, through Hongcheng Liye, entered into an agreement with the University of Finance and Economics (“CUFE”) to establish an online education company. Under the agreement, the Company holds a 51% equity interest and will provide the development and delivery of online education services to CUFE’s students.

(c) Issuance of Series D convertible preferred shares

In March 2007, the Group issued 1,968,503 Series D preferred shares at a price of US$3.85 per share in a private placement to a group of investors. In July 2007, the Company issued another 630,000 Series D preferred shares at a price of US$3.85 per share to other investors. Each Series D preferred share is convertible at the option of the holder at any time after the issuance of such shares, or is automatically converted at the consummation of a qualified IPO. Each Series D preferred share is convertible into one ordinary share of the Company. Each Series D preferred share is entitled to the same voting rights as each ordinary share. From January 1, 2009 to December 31, 2022, the Series D preferred shareholders are entitled to receive cumulative dividends at 12.5% of the original issue price. In the event of liquidation, Series D preferred shareholders will receive a liquidation distribution in preference to any distribution to the holders of Series A, B, and C preferred shares and ordinary shareholders at an amount that equals to the original issuance price plus any accrued but unpaid dividends.

(d) Adoption of Second Amended Plan

In March 2007, the Company adopted the Second Amended and Restated Stock Option Plan,which replaced the Amended Plan provided for the grant of options as well as restricted shares. Under the plan the Group may grant options to purchase up to 12,846,621 ordinary shares of the Group, to its employees, directors and consultants. No option vesting schedule shall be less than three years and no acceleration for option vesting unless otherwise approved by the Board of Directors. No incentive option may be granted to the 10% or more shareholders unless the excess price at least equals to 110% of the fair value. Any expired or cancelled option will be added to the total available shares for grants. The Board may from time to time grant restricted shares under this plan.

(e) In March 2007, the Group repaid part of the Convertible Notes of RMB5,808 (US$750) in principal and RMB393 in accrued interest by the issuance of 83,488 Series D preferred shares and the cash payment of RMB3,151.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

(In thousands, except share-related data)

(f) In July 2007, the Company repurchased 600,000 ordinary shares and 30,000 Series B preferred shares, in each case, at $2.81 per share.

(g) During the three months ended September 30, 2007, the Group had the following significant events:

•	In September 2007 the Company issued 300,000 Series A preferred shares of $1.00 per share upon the exercise of a warrant.

•

The Group began the process of performing a goodwill and other intangible asset impairment test and estimated the charges to be up to RMB20 million. These impairment charges relate to the FEC program, as management has significantly adjusted downward its profitability forecast for this portion of the business. The Group now expects net revenue from the FEC program to be lower than it had previously forecast because of lower student numbers and lower per student amounts payable under the contractual arrangements with participating schools. These developments are the result of increasing competition, increasing bargaining power of the schools participating in the program and the expansion of the program into less affluent areas of China, where tuition fees tend to be lower. The final amounts of these estimated goodwill impairment charges are subject to, among other things, the completion of certain appraisals to be conducted by American Appraisals China Limited. In addition to these charges, the Group expects that these developments will adversely affect the future financial results for its FEC program.

•

The Group wrote off delinquent receivables of approximately RMB4 million primarily related to tuition payments by international curriculum program participants prior to the Company’s acquisition of the program and a loan made by the international curriculum program to its related entity prior to the Company’s acquisition of the program. In the third quarter of 2007, the Company had a dispute, which is not yet settled, with the ex-owner of international curriculum program over the exercising right of his vested but forfeited options (see (h) below). This dispute caused the collectability of those receivables to become unlikely.

•	The Group incurred a write-down of fixed assets attributable to its online tutoring business of approximately RMB1 million.

•

The Group is currently in discussions with the minority shareholder holding approximately 20% of the shares of the subsidiary operating the online tutoring business to acquire all of the minority shares.

(h) In November 2007, one of the Group’s former employees threatened to take legal action against the Group in respect of options for the purchase of the ordinary shares that he claims to own. This former employee, who sold the FEC and the BCIT programs to the Group in 2005 and 2006, respectively, worked in the business unit responsible for those programs until his departure from the Group in April of 2007. He claims to own options to purchase 140,000 of the Company’s shares, 60,000 exercisable at $1.26 and 80,000 exercisable at $1.58. Although 140,000 share options were granted to him under the Company’s share option plan, at the time of his departure from the Company, only 46,667 of these options had vested. Under the agreements governing the share option plan, he was required to exercise those vested options within 30 days of leaving the Group, which he did not do. Consequently, the Group does not believe that his claim in respect of these options has any merit and its impact on the results of operations can not be estimated.

CHINAEDU CORPORATION

Additional Information—Financial Statement Schedule I

Condensed Financial Information of Parent Company

BALANCE SHEETS

	December 31,
	2005	2006	2006
	RMB	RMB	US$
Assets

Current assets:
Cash and cash equivalents	25,023	11,292	1,484
Prepaid expenses and other current assets	448	5,749	755
Amounts due from related parties	54,200	54,200	7,120

Total current assets	79,671	71,241	9,359
Investments in subsidiaries and variable interest entities	167,600	233,568	30,684

Total assets	247,271	304,809	40,043

Liabilities and shareholders’ equity

Current liabilities:
Accrued expenses and other current liabilities	9,962	6,086	800
Amount due to a related party	3,750	3,750	493

Total current liabilities	13,712	9,836	1,293
Convertible notes	29,324	30,654	4,027

Total liabilities	43,036	40,490	5,320

Shareholders’ equity:
Series A convertible preferred shares RMB0.08 (US$0.01) par value; 5,150,000 shares authorized, issued and outstanding in 2005 and 2006) (liquidation value of RMB49,669 (US$6,000))	426	426	56
Series B convertible preferred shares RMB0.08 (US$0.01) par value; 12,140,495 shares authorized, issued and outstanding in 2005 and 2006) (liquidation value of RMB137,310 (US$16,590))	1,005	1,005	132
Series C convertible preferred shares RMB0.08 (US$0.01) par value; 8,614,054 shares authorized, 3,378,379 issued and outstanding in 2005 and 2006) (liquidation value of RMB50,312 (US$6,250))	272	272	36
Ordinary shares RMB0.08 (US$0.01) par value; 60,000,000 shares authorized, 16,432,347 and 19,007,408 shares issued and outstanding in 2005 and 2006, respectively)	1,503	1,710	225
Additional paid-in capital	309,388	343,167	45,081
Subscription receivable	—	(1,117)	(147)
Warrants	8,076	8,076	1,061
Statutory reserves	4,621	4,621	607
Accumulated deficits	(119,996)	(94,457)	(12,409)
Accumulated other comprehensive (loss) income	(1,060)	616	81

Total shareholders’ equity	204,235	264,319	34,723

Total liabilities and shareholders’ equity	247,271	304,809	40,043

CHINAEDU CORPORATION

Additional Information—Financial Statement Schedule I

Condensed Financial Information of Parent Company

STATEMENTS OF OPERATIONS

	Years ended December 31,
	2004	2005	2006	2006
	RMB	RMB	RMB	US$
Operating expenses:
General and administrative (including share-based compensation of RMB3,081, RMB2,291, and RMB2,586 for 2004, 2005 and 2006, respectively)	(5,730)	(14,441)	(6,570)	(864)

Loss from operations	(5,730)	(14,441)	(6,570)	(864)
Interest income	—	514	161	22
Interest expenses	—	(1,139)	(2,279)	(299)
Equity in earnings of subsidiaries and variable interest entities (including share-based compensation of RMB51, RMB87 and RMB125 for 2004, 2005 and 2006, respectively)	17,679	12,216	34,227	4,496

Net income (loss)	11.949	(2,850)	25,539	3,355
Deemed dividends on preferred shares	(15,959)	—	—	—

Net (loss) income attributable to ordinary shareholders	(4,010)	(2,850)	25,539	3,355

CHINAEDU CORPORATION

Additional Information—Financial Statement Schedule I

Condensed Financial Information of Parent Company

STATEMENTS OF SHAREHOLDERS’ DEFICIENCY AND COMPREHENSIVE INCOME (LOSS)

	Series A convertible preferred shares			Series B convertible preferred shares			Series C convertible preferred shares			Ordinary shares			Additional paid-in capital			Subscription receivable	Warrants		Statutory reserve			Accumulated deficits	Accumulated other comprehensive (loss) income		Total		Comprehensive income (loss)
	Shares	Amount		Shares	Amount		Shares	Amount		Shares	Amount
		RMB			RMB			RMB			RMB		RMB			RMB	RMB		RMB			RMB	RMB		RMB		RMB
Balance at January 1, 2004	6,000,000		497	—		—	—		—	11,450,000		948		112,869		—		2,486		7		(108,522)		(25)		8,260
Issuance of ordinary shares for purchase of a subsidiary	—		—	—		—	—		—	1,620,000		134		11,397		—		—		—		—		—		11,531
Share-based compensation expenses	—		—	—		—	—		—	—		—		3,132		—		—		—		—		—		3,132
Repurchase of ordinary shares	—		—	—		—	—		—	(1,632,653)		(135)		(13,245)		—		—		—		—		—		(13,380)
Exercise of share options	—		—	—		—	—		—	2,700,000		368		4,102		(4,470)		—		—		—		—		—
Exercise of warrants for Series A convertible preferred shares	150,000		12	—		—	—		—	—		—		1,658		—		(428)		—		—		—		1,242
Forfeiture of warrants	—		—	—		—	—		—	—		—		822		—		(822)		—		—		—		—
Conversion of bridge loan	1,000,000		83	—		—	—		—	—		—		8,194		—		—		—		—		—		8,277
Repurchase of Series A convertible preferred shares	(2,000,000)		(166)	—		—	—		—	—		—		(17,715)		—		—		—		—		—		(17,881)
Issuance of Series B convertible preferred shares and warrants	—		—	12,140,495		1,005	—		—	—		—		127,351		—		4,487		—		—		—		132,843
Provision for statutory reserves	—		—	—		—	—		—	—		—		—		—		—		1,838		(1,838)		—		—
Deemed dividends on preferred shares	—		—	—		—	—		—	—		—		15,959		—		—		—		(15,959)		—		—
Foreign currency translation adjustments	—		—	—		—	—		—	—		—		—		—		—		—		—		(275)		(275)		(275)
Net income	—		—	—		—	—		—	—		—		—		—		—		—		11,949		—		11,949		11,949

Balance at December 31, 2004	5,150,000		426	12,140,495		1,005	—		—	14,137,347		1,315		254,524		(4,470)		5,723		1,845		(114,370)		(300)		145,698		11,674

Issuance of ordinary shares for purchase of a subsidiary	—		—	—		—	—		—	550,000		44		3,870		—		—		—		—		—		3,914
Issuance of ordinary shares	—		—	—		—	—		—	1,745,000		144		(144)		—		—		—		—		—		—
Amortization of share-based compensation	—		—	—		—	—		—	—		—		2,378		—		—		—		—		—		2,378
Collection of subscriptions receivable	—		—	—		—	—		—	—		—		—		4,470		—		—		—		—		4,470
Issuance of Series C convertible preferred shares and warrants	—		—	—		—	3,378,379		272	—		—		48,760		—		2,353		—		—		—		51,385
Provision for statutory reserves	—		—	—		—	—		—	—		—		—		—		—		2,776		(2,776)		—		—
Foreign currency translation adjustments	—		—	—		—	—		—	—		—		—		—		—		—		—		(760)		(760)		(760)
Net loss	—		—	—		—	—		—	—		—		—		—		—		—		(2,850)		—		(2,850)		(2,850)

Balance at December 31, 2005	5,150,000		426	12,140,495		1,005	3,378,379		272	16,432,347		1,503		309,388		—		8,076		4,621		(119,996)		(1,060)		204,235		(3,610)

Issuance of ordinary shares for purchase of a subsidiary	—		—	—		—	—		—	2,025,061		163		29,995		—		—		—		—		—		30,158
Exercise of share options										550,000		44		1,073		(1,117)								—
Amortization of share-based compensation	—		—	—		—	—		—	—		—		2,711		—		—		—		—		—		2,711
Foreign currency translation adjustments	—		—	—		—	—		—	—		—		—		—		—		—		—		1,676		1,676		1,676
Net income	—		—	—		—	—		—	—		—		—		—		—		—		25,539		—		25,539		25,539

Balance at December 31, 2006	5,150,000		426	12,140,495		1,005	3,378,379		272	19,007,408		1,710		343,167		(1,117)		8,076		4,621		(94,457)		616		264,319		27,215

		US$	56		US$	132		US$	36		US$	225	US$	45,081	US$	(147)	US$	1,061	US$	607	US$	(12,409)	US$	81	US$	34,723	US$	3,575

CHINAEDU CORPORATION

Additional Information—Financial Statement Schedule I

Condensed Financial Information of Parent Company

STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2004	2005	2006	2006
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income (loss)	11,949	(2,850)	25,539	3,355
Adjustments to reconcile net income (loss) to net cash used in operating activities:	—	—	—	—
Share based compensation	3,081	2,291	2,586	340
Interest expenses from discount of convertible notes	—	1,139	2,279	299
Equity in earnings of subsidiaries and variable interest entities	(17,679)	(12,216)	(34,227)	(4,496)
Changes in assets and liabilities:
Prepaid expenses and other current assets	(4,138)	4,104	(5,301)	(696)
Amounts due from related parties	—	(54,200)	—	—
Accrued expense and other liabilities	815	8,592	(3,796)	(499)
Amount due to a related party	(2,731)	3,750	—	—

Net cash used in operating activities	(8,703)	(49,390)	(12,920)	(1,697)

Cash flows from investing activities:
Investments in subsidiaries and variable interest entities	(20,643)	(81,870)	—	—

Net cash used in investing activities	(20,643)	(81,870)	—	—

Cash flows from financing activities:
Proceeds from issuance of Series B convertible preferred shares (net of issuance costs of RMB4,137)	132,843	—	—	—
Proceeds from issuance of Series C convertible preferred shares (net of issuance costs of RMB1,802)	—	51,385	—	—
Proceeds from exercise of warrants	1,242	—	—	—
Repurchase of Series A convertible preferred shares	(17,881)	—	—	—
Repurchase of ordinary shares	(13,380)	—	—	—
Issuance of convertible note	—	28,187	—	—
Collection of subscription receivable	—	4,470	—	—

Net cash used in financing activities	102,824	84,042	—	—

Effect of exchange rate changes	(2)	(1,846)	(811)	(107)

Net increase (decrease) in cash and cash equivalents	73,476	(49,064)	(13,731)	(1,804)
Cash and cash equivalents, beginning of year	611	74,087	25,023	3,288

Cash and cash equivalents, end of year	74,087	25,023	11,292	1,484

Supplemental disclosure of non-cash financing activities:
Conversion of convertible note into Series A preferred shares	8,277	—	—	—
Conversion of convertible note into Series B preferred shares	—	32,909	—	—
Receivable for the issuance of ordinary shares upon exercise of share options by employees	4,470	—	1,117	147
Issuance of Series B preferred shares for services rendered	745	—	—	—
Issuance of ordinary shares for purchases of subsidiaries	11,531	3,914	30,158	3,962

CHINAEDU CORPORATION

NOTES TO CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

1. BASIS FOR PREPARATION

The condensed financial information of the Company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the Company used the equity method to account for investments in its subsidiaries and variable interest entities.

2. INVESTMENTS IN SUBSIDIARIES AND VARIABLE INTEREST ENTITIES

The Company and its subsidiaries and variable interest entities are included in the consolidated financial statements where the inter-company balances and transactions are eliminated upon consolidation. For the purpose of the Company’s stand-alone financial statements, its investments in subsidiaries and variable interest entities are reported using the equity method of accounting. The Company’s share of income and losses from its subsidiaries and variable interest entities is reported as earnings from subsidiaries and variable interest entities in the accompanying condensed financial information of parent company.

3. INCOME TAXES

The Company is a Cayman Islands company, and therefore is not subjected to income taxes for all the years presented.

4. RELATED PARTY TRANSACTIONS

The following represents related party balances as of December 31, 2005 and 2006:

	December 31,
	2005	2006
	RMB	RMB
Amounts due from related parties:
Former director—Yan Xueshan (i)	14,840	14,840
Director—Xie Changqing (i)	39,360	39,360

	54,200	54,200

Amount due to a related party:
Hongcheng Technology (ii)	3,750	3,750

(i)	The amounts represent loans to the two equity owners of Hongcheng Education.
(ii)	The amount represents payable to Hongcheng Technology for an acquisition consideration payment.

CHINAEDU CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share-related data)

	December 31, 2006	June 30,
		2007	2007	2007
	RMB	RMB	US$	RMB Pro forma
Assets

Current assets:
Cash and cash equivalents	148,315	108,813	14,295	98,742
Accounts receivable	12,578	2,050	269	2,050
Term deposit	10,000	51,053	6,707	51,053
Prepaid expenses and other current assets	8,999	16,383	2,152	16,383
Amounts due from related parties	59,979	78,443	10,305	78,443
Deferred tax assets	5,347	2,523	331	2,523

Total current assets	245,218	259,265	34,059	249,194
Cost method investment	1,210	1,210	159	1,210
Land use rights, net	25,287	25,028	3,288	25,028
Property and equipment, net	43,657	56,729	7,453	56,729
Deposits paid for acquisition of property and equipment	—	26,672	3,504	26,672
Intangible assets, net	102,836	109,600	14,398	109,600
Deferred tax assets	2,057	2,139	281	2,139
Rental deposits	436	1,115	146	1,115
Goodwill	76,509	89,959	11,818	89,959

Total assets	497,210	571,717	75,106	561,646

Liabilities, minority interest and shareholders’ equity

Current liabilities:
Accounts payable	8,413	4,085	535	4,085
Deferred revenues (including deferred revenue from related parties of RMB33,432 and RMB42,481 in 2006 and 2007, respectively)	78,746	74,488	9,786	74,488
Accrued expenses and other current liabilities	21,754	24,720	3,248	24,720
Amounts due to related parties	7,121	12,551	1,649	12,551
Income taxes payable	12,960	11,562	1,519	11,562
Other taxes payable	3,752	4,046	531	4,046
Convertible notes-current	—	—	—	12,356

Total current liabilities	132,746	131,452	17,268	143,808
Deferred revenues	289	171	22	171
Convertible notes-non-current	30,654	24,712	3,247	—
Deferred tax liabilities	19,879	23,641	3,106	23,641
Unrecognized tax benefit	—	4,064	534	4,064

Total liabilities	183,568	184,040	24,177	171,684

CHINAEDU CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS—continued

(In thousands, except share-related data)

	December 31, 2006	June 30,
		2007	2007	2007
	RMB	RMB	US$	RMB Pro forma
Commitments (Note 19)

Minority interest	49,323	56,625	7,439	56,625

Shareholders’ equity:
Series A convertible preferred shares RMB0.08 (US$0.01) par value; 5,150,000 and 5,450,000 shares authorized in 2006 and 2007, respectively; 5,150,000 issued and outstanding in 2006 and 2007, respectively) (liquidation value of RMB49,669 (US$6,000))	426	426	56	—
Series B convertible preferred shares RMB0.08 (US$0.01) par value; 12,140,495 and 13,908,795 shares authorized in 2006 and 2007, respectively; 12,140,495 issued and outstanding in 2006 and 2007) (liquidation value of RMB137,310 (US$16,590))	1,005	1,005	132	—
Series C convertible preferred shares (RMB0.08 (US$0.01) par value; 3,378,379 and 8,614,054 shares authorized in 2006 and 2007, respectively; 3,378,379 issued and outstanding in 2006 and 2007) (liquidation value of RMB51,729 (US$6,250))	272	272	36	—
Series D convertible preferred shares (RMB0.074 (US$0.01) par value; 1,968,503 shares authorized, issued and outstanding in 2007)	—	152	20	—
Ordinary shares RMB0.08 (US$0.01) par value; 60,000,000 and 61,968,503 shares authorized in 2006 and 2007, respectively; 19,007,408 shares issued and outstanding in 2006 and 2007)	1,710	1,710	225	3,588
Additional paid in capital	343,167	401,059	52,686	404,556
Subscription receivable	(1,117)	(1,600)	(210)	(1,600)
Warrants	8,076	8,076	1,061	6,841
Statutory reserves	4,621	4,621	607	4,621
Accumulated deficits	(94,457)	(85,727)	(11,262)	(85,727)
Accumulated other comprehensive income	616	1,058	139	1,058

Total shareholders’ equity	264,319	331,052	43,490	333,337

Total liabilities, minority interest, and shareholders’ equity	497,210	571,717	75,106	561,646

See notes to unaudited condensed consolidated financial statements.

CHINAEDU CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share-related data)

	Six months ended June 30,
	2006	2007	2007
	RMB	RMB	US$
Net revenue
Sales to customers	42,343	47,968	6,302
Sales to related parties	56,555	71,995	9,458

Total net revenue	98,898	119,963	15,760

Cost of revenue—customers (including share-based compensation of RMB110 and RMB20 for the six months ended 2006 and 2007, respectively)	21,123	25,883	3,400
Cost of revenue—related parties (including share-based compensation of RMB159 and RMB124 for the six months ended 2006 and 2007, respectively)	15,410	16,175	2,125

Total cost of revenue	36,533	42,058	5,525

Gross profit	62,365	77,905	10,235

Operating expenses:
General and administrative (including share-based compensation of RMB1,017, and RMB1,023 for the six months ended 2006 and 2007, respectively)	23,087	29,963	3,936
Selling and marketing (including share-based compensation of RMB68 and RMB103 for the six months ended 2006 and 2007, respectively)	5,177	6,064	797
Research and development (including share-based compensation of RMB45 and RMB45 for the six months ended 2006 and 2007, respectively)	6,324	8,598	1,130

Total operating expenses	34,588	44,625	5,863
Income from operations	27,777	33,280	4,372
Other income	—	394	52
Interest income	551	1,204	158
Interest expense	(1,074)	(981)	(129)

Income before income tax provisions and minority interest	27,254	33,897	4,453

Income tax provisions:
—Current	2,389	5,270	692
—Deferred	1,007	4,709	619

Total income tax provisions	3,396	9,979	1,311

Income before minority interest	23,858	23,918	3,142
Minority interest, net of taxes	6,758	11,444	1,503

Net income attributable to ordinary shareholders	17,100	12,474	1,639

Net income per ordinary share—basic	0.44	0.31	0.04
Net income per preferred A share—basic	0.44	0.31	0.04
Net income per preferred B share—basic	0.44	0.31	0.04
Net income per preferred C share—basic	0.44	0.31	0.04
Net income per preferred D share—basic	—	0.31	0.04
Net income per basic ordinary share-diluted	0.40	0.27	0.03
Weighted average shares used in calculating ordinary basic net income per share	18,025,307	19,007,408	19,007,408
Weighted average shares used in calculating preferred A basic net income per share	5,150,000	5,150,000	5,150,000
Weighted average shares used in calculating preferred B basic net income per share	12,140,495	12,140,495	12,140,495
Weighted average shares used in calculating preferred C basic net income per share	3,378,379	3,378,379	3,378,379
Weighted average shares used in calculating preferred D basic net income per share	—	739,435	739,435
Weighted average shares used in calculating ordinary diluted net income per share	42,285,798	46,209,662	46,209,662
Pro forma net income per ordinary share on an as converted basis, basic		0.31	0.04
Pro forma net income per ordinary share on an as converted basis, diluted		0.27	0.03
Weighted average shares used in calculating pro forma per share amounts on an as converted basis, basic		40,715,717	40,715,717
Weighted average shares used in calculating pro forma per share amounts on an as converted basis, diluted		46,314,558	46,314,558

See notes to unaudited condensed consolidated financial statements.

CHINAEDU CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2007

(In thousands, except share-related data)

	Series A convertible preferred shares			Series B convertible preferred shares			Series C convertible preferred shares			Series D convertible preferred shares			Ordinary shares			Additional paid-in capital			Subscription receivable	Warrants		Statutory reserve			Accumulated deficits	Accumulated other comprehensive income (loss)		Total		Comprehensive income
	Shares	Amount		Shares	Amount		Shares	Amount		Shares	Amount		Shares	Amount
		RMB			RMB			RMB			RMB			RMB		RMB			RMB	RMB		RMB			RMB	RMB		RMB		RMB
Balance at December 31, 2006	5,150,000		426	12,140,495		1,005	3,378,379		272	—		—	19,007,408		1,710		343,167		(1,117)		8,076		4,621		(94,457)		616		264,319
Issuance of Series D convertible preferred shares	—		—	—		—	—		—	1,968,503		152	—		—		56,577		—		—		—		—		—		56,729
Repurchase of ordinary shares	—		—	—		—	—		—	—		—	(2,300,000)		(178)		(49,869)		—		—		—		—		—		(50,047)
Issuance of shares to new shareholders	—		—	—		—	—		—	—		—	2,300,000		178		49,869		(1,600)		—		—		—		—		48,447
Collection of subscriptions receivable	—		—	—		—	—		—	—		—	—		—		—		1,117		—		—		—		—		1,117
Amortization of share-based compensation	—		—	—		—	—		—	—		—	—		—		1,315		—		—		—		—		—		1,315
Foreign currency translation adjustments	—		—	—		—	—		—	—		—	—		—		—		—		—		—		—		442		442		442
Net income	—		—	—		—	—		—	—		—	—		—		—		—		—		—		12,474		—		12,474		12,474
Accumulated adjustments of unrecognized tax benefit	—		—	—		—	—		—	—		—	—		—		—		—		—		—		(3,744)		—		(3,744)

Balance at June 30, 2007	5,150,000		426	12,140,495		1,005	3,378,379		272	1,968,503		152	19,007,408		1,710		401,059		(1,600)		8,076		4,621		(85,727)		1,058		331,052		12,916

		US$	56		US$	132		US$	36		US$	20		US$	225	US$	52,686	US$	(210)	US$	1,061	US$	607	US$	(11,262)	US$	139	US$	43,490	US$	1,697

Balance at January 1, 2006	5,150,000		426	12,140,495		1,005	3,378,379		272				16,432,347		1,503		309,388		—		8,076		4,621		(119,996)		(1,060)		204,235
Issuance of ordinary shares for purchase of a subsidiary	—		—	—		—	—		—	—		—	2,025,061		163		29,995		—		—		—		—		—		30,158
Amortization of share-based compensation	—		—	—		—	—		—	—		—	—		—		1,399		—		—		—		—		—		1,399
Foreign currency translation adjustments	—		—	—		—	—		—	—		—	—		—		—		—		—		—		—		271		271		271
Net income	—		—	—		—	—		—	—		—	—		—		—		—		—		—		17,100		—		17,100		17,100

Balance at June 30, 2006	5,150,000		426	12,140,495		1,005	3,378,379		272	—		—	18,457,708		1,666		340,782		—		8,076		4,621		(102,896)		(789)		253,163		17,371

See notes to unaudited condensed consolidated financial statements.

CHINAEDU CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands, except share-related data)

	Six months ended June 30,
	2006	2007	2007
	RMB	RMB	US$
Cash flows from operating activities:
Net income attributable to ordinary shareholders	17,100	12,474	1,639
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Minority interest	6,758	11,444	1,503
Share-based compensation	1,399	1,315	173
Depreciation	3,843	4,001	526
Amortization of land use right	259	259	34
Amortization of intangible assets	4,137	4,213	553
Interest expenses from discount of convertible notes	1,074	981	129
Deferred income taxes	1,007	4,709	619
Changes in assets and liabilities:
Accounts receivable	(8,201)	10,528	1,383
Prepaid expenses and other current assets	5,292	(7,384)	(970)
Amounts due from related parties	(9,050)	(18,464)	(2,426)
Accounts payable	—	(5,328)	(700)
Deferred revenues	(24,515)	(4,377)	(575)
Accrued expenses and other current liabilities	4,151	3,515	461
Amounts due to related parties	(2,422)	4,930	648
Income taxes payable	(1,117)	(1,398)	(184)
Unrecognized tax benefit	—	320	42
Rental deposits	(184)	(677)	(89)
Other taxes payable	(3,825)	294	39

Net cash (used in) provided by operating activities	(4,294)	21,355	2,805

Cash flows from investing activities:
Purchase of term deposit	—	(41,053)	(5,393)
Deposits for acquisition of property and equipment	—	(26,672)	(3,504)
Purchase of businesses, net of cash acquired of RMB1,330 and RMB nil in 2006 and 2007, respectively	(30,795)	(22,020)	(2,893)
Purchase of property and equipment	(10,227)	(16,108)	(2,116)
Purchase of contractual exclusive rights	(3,450)	(3,430)	(451)
Purchase of land use rights	(19,092)	—	—

Net cash used in investing activities	(63,564)	(109,283)	(14,357)

Cash flows from financing activities:
Proceeds from issuance of Series D convertible preferred shares (net of issuance costs of RMB4,137)	—	53,678	7,052
Capital contribution by minority shareholders	—	2,030	267
Collection of subscription receivable	—	1,117	147
Cash dividends paid to minority shareholders	(166)	(3,380)	(444)
Treasury shares repurchased	—	(50,047)	(6,575)
Re-issuance of treasury shares	—	48,447	6,365
Repayment of convertible notes	—	(3,151)	(414)

Net cash (used in) provided by financing activities	(166)	48,694	6,398

Effect of exchange rate changes	(209)	(268)	(35)

CHINAEDU CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS—continued

(In thousands, except share-related data)

	Six months ended June 30,
	2006	2007	2007
	RMB	RMB	US$
Net decrease in cash and cash equivalents	(68,233)	(39,502)	(5,189)
Cash and cash equivalents, beginning of period	155,912	148,315	19,484

Cash and cash equivalents, end of period	87,679	108,813	14,295

Supplemental disclosure of cash flow information
Income taxes paid	1,272	2,614	343
Interest paid	137	—	—

Supplemental disclosure of non-cash financing activities:
Conversion of convertible notes into Series D preferred shares	—	6,201	800

Receivable for the issuance of ordinary shares upon exercise of share options by employees	—	1,207	158

Issuance of ordinary shares for purchases of subsidiaries	30,158	—	—

See notes to unaudited condensed consolidated financial statements.

CHINAEDU CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2007

(In thousands, except share-related data)

1. BASIS OF PREPARATION

(a) The accompanying unaudited condensed consolidated financial statements include the financial information of the ChinaEDU corporation (the “Company”), its subsidiaries, its variable interests entities (“VIE”) and its VIE’s subsidiary (collectively, the “Group”). The unaudited consolidated financial statements have been prepared in accordance with the rules and regulations of the Security and Exchange Commission and accounting standards generally accepted in the United States of America for interim financial reporting. The results of operations for the six months ended June 30, 2006 and 2007 are not necessarily indicative of the results for the full years. The Group believes that the disclosures are adequate to make the information presented not misleading.

The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the financial statements, accounting policies and financial notes thereto included in the Group’s audited consolidated financial statements for the fiscal years ended December 31, 2004, 2005 and 2006. In opinion of the management, the accompanying unaudited condensed consolidated financial statements reflect all the adjustments (consisting only of normal recurring adjustments) that are necessary for a fair presentation of financial results for the interim periods presented.

The financial information as of December 31, 2006 presented in the unaudited condensed financial statements is derived from the Group’s audited consolidated financial statements for the year ended December 31, 2006.

The unaudited condensed consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The accompanying unaudited condensed consolidated financial statements of the Group are stated in Renminbi (“RMB”). The presentation of the amounts in United States dollar (“US$”) is included solely for the convenience of readers and were converted at a rate of RMB7.6120 to US$1, the approximate rate of exchange at June 30, 2007. Such translation should not be construed to be the amounts that would have been reported under US GAAP.

(b) The accompanying unaudited condensed consolidated financial statement have been prepared using the same accounting policies as used in the preparation of the Group’s consolidated financial statement for the years ended December 31, 2004, 2005 and 2006 except for the following:

The Group adopted the provisions of Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109” (“FIN 48”), which was effective on January 1, 2007. Under FIN 48, the impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority based solely on the technical merits of the associated tax position. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. The Group also elected the accounting policy that interest recognized in accordance with paragraph 15 of FIN 48 and penalties recognized in accordance with Paragraph 16 of FIN 48 are classified as part of its income taxes. The Group classifies the liability for unrecognized tax benefits as current to the extent that it anticipates payment (or receipt) of cash within one year, otherwise, the liability will be classified as non-current. Additionally, FIN 48 provides guidance on de-recognition, accounting in interim periods, disclosure and transition. See Note 12 for additional information.

In June 2006, the FASB ratified the consensus on Emerging Issues Task Force (“EITF”) Issue No. 06-03 (“EITF 06-03”), “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation).” EITF 06-03 provides that the

CHINAEDU CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2007

(In thousands, except share-related data)

presentation of taxes assessed by a governmental authority that is directly imposed on a revenue producing transaction between a seller and a customer on either a gross basis (included in revenues and costs) or on a net basis (excluded from revenues) is an accounting policy decision that should be disclosed. The provisions of EITF 06-03 is effective for interim and annual reporting periods beginning after December 15, 2006. The adoption of EITF 06-03 does not have a material impact on the Group’s consolidated results of operations and financial condition.

(c) Unaudited pro forma information

The unaudited pro forma balance sheet information as of June 30, 2007 assumes the conversion of the Series A, B, C and D convertible preferred shares and certain warrants as of June 30, 2007 into ordinary shares. In addition, the unaudited pro forma balance sheet information also assumed the repayment of 50% of the convertible notes and the related accrued interest with the remaining balance due and payable within one year.

Pro forma basic and diluted net income (loss) per ordinary share are calculated by dividing net income (loss) by the weighted average number of ordinary shares outstanding used in basic and diluted net income (loss) per share plus the number of ordinary shares resulting from the assumed conversion of the Series A, B, C and D convertible preferred shares and the related warrants.

2. ACQUISITIONS

In 2007, in order to continue to enhance its service offerings under the private primary and secondary schools and international curriculum programs, the Group acquired certain minority interest. These transactions were recorded using the purchase method of accounting, and accordingly, the acquired assets and liabilities were recorded at their estimated fair values on the acquisition date.

(a) In September 2005, the Company acquired an 80% equity interest in WITT Education, an entity that was owned by the original shareholder of BJ-WITT, for a cash consideration of RMB3,627. WITT Education is mainly engaged in educational management consulting and provides traditional classroom education services through its language program, Friendly Experimental Class. In May 2007, the Group acquired the remaining 20% of the minority interest in WITT Education for a cash consideration of RMB12,800 (US$1,654) and WITT Education became wholly owned by the Group. In addition, the Group paid additional RMB600 to the original shareholder in 2007 since WITT met the performance target.

The minority interest purchase price was allocated based on the fair values of the acquired assets and liabilities on the date of the acquisition. The fair values were determined by an independent valuation specialist. The following allocation of purchase price is preliminary and may be revised as further information becomes available to management especially with regard to the valuation of certain intangible assets at the date of acquisition.

	RMB	Weighted average amortization period
Intangible assets:
Service agreement with a high school	3,512	19 years
Service agreements with other high schools	4,036	14 years

Total intangible assets	7,548	17 years
Deferred tax liabilities relating to intangible assets acquired	(1,770)
Goodwill (allocated to the international curriculum program segment)	7,022

Total	12,800

CHINAEDU CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2007

(In thousands, except share-related data)

(b) On December 30, 2005, Hongcheng Education acquired a 62.5% equity interest in Tianchang, an entity which invests in education institutions for a cash consideration of RMB20,000. On February 13, 2007, Hongcheng Education acquired an additional 10% equity interest in Tianchang, for a cash consideration of RMB3,520, of which, RMB3,020 was paid in February 2007 with the remaining consideration of RMB500 to be paid within the next twelve months.

The purchase price was allocated based on the fair values of the acquired assets and liabilities on the date of the acquisition. The following allocation of purchase price is preliminary and may be revised as further information becomes available to management.

Cash and cash equivalents	625
Accounts receivable	13
Amounts due from related parties	75
Property and equipment	355
Land use right	1,852
Amounts due to related parties	(74)

Net assets acquired	2,846

Goodwill (allocated to private primary and secondary schools segment)	674

Total	3,520

(c) On February 23, 2006, Hongcheng Liye acquired an 80% equity interest in Beijing BCIT by issuing 2,025,061 ordinary shares with a fair value of US$3,746 (an equivalent of RMB30,158) on the acquisition date. Beijing BCIT provides international polytechnic education services. As part of the purchase agreement, the Group exercised its option to assume the remaining 20% of the minority interest in Beijing BCIT for no additional consideration because Beijing BCIT did not meet the operating performance targets as stated in the original purchase agreement. This transaction was completed in May 2007 and Beijing BCIT became wholly owned by the Group thereafter.

3. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of:

	December 31, 2006	June 30, 2007
	RMB	RMB
Staff advances	5,180	7,467
Advance to an online school	1,832	5,599
Prepaid expenses	1,777	2,410
Advances to suppliers	210	907

	8,999	16,383

Staff advances represented travel and the related expenses to be charged to expenses when expense reports are submitted. Advance to an online school represented amounts loaned to an online education alliance program to fund its operations. Advance to an online school is non-interest bearing and is payable on demand.

CHINAEDU CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2007

(In thousands, except share-related data)

4. COST METHOD INVESTMENT

In June 2004, the Group obtained a 10% equity interest in Hongcheng Xueyuan Technology Development Co., Ltd. (“Hongcheng Xueyuan”), a company established in the PRC which is engaged in the provision of education services in the PRC, for a consideration of RMB100. The Group settled this consideration by providing education consulting services to Hongcheng Xueyuan. In December 2006, the Group increased its equity interest in Hongcheng Xueyuan to 19% by acquiring an additional 9% equity interest for a cash consideration of RMB1,110.

5. LAND USE RIGHTS, NET

Land use rights, net consisted of the following:

	December 31, 2006	June 30, 2007
	RMB	RMB
Land use rights	25,942	25,942
Less: accumulated amortization	(655)	(914)

Land use rights, net	25,287	25,028

Amortization expenses for land use rights totaled RMB259 and RMB259 for the six months ended June 30, 2006 and 2007, respectively. Future amortization expenses are RMB259 for the remainder of 2007 and RMB518 per year for each of the next five years through December 31, 2012.

6. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	December 31, 2006	June 30, 2007
	RMB	RMB
Buildings	16,380	16,510
Furniture, fixtures and equipment	31,604	33,725
Motor vehicles	7,490	7,712
Leasehold improvements	8,471	8,514

	63,945	66,461
Less: accumulated depreciation	(24,154)	(28,155)

	39,791	38,306
Construction in progress	3,866	18,423

	43,657	56,729

Depreciation expenses for the six months ended June 30, 2006 and 2007 were RMB3,843 and RMB4,001, respectively.

CHINAEDU CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2007

(In thousands, except share-related data)

7. DEPOSITS PAID FOR ACQUISITION OF PROPERTY AND EQUIPMENT

In June 2007, the Group paid initial deposits of RMB26,672 to acquire certain office properties. Since the acquisition was not complete and the risk and reward of ownership had not been transferred to the Group as of June 30, 2007, the deposits were presented as deposits paid for the acquisition of properties in the accompanying condensed consolidated financial statements.

8. ACQUIRED INTANGIBLE ASSETS, NET

Acquired intangible assets, net, including those acquired as part of business combination consisted of the following:

	December 31, 2006	June 30, 2007
	RMB	RMB
Intangible assets with definite lives:
Service agreements with universities and high schools	81,101	88,648
Operating platform	690	690
Customer base	11,708	11,708
Online courseware	3,504	3,504
Agency agreements	295	295
Contractual rights	11,800	15,230
Prepaid operating contracts	4,464	4,464

	113,562	124,539
Less: accumulated amortization	(14,188)	(18,401)

	99,374	106,138
Intangible assets with indefinite lives—trade name	3,462	3,462

	102,836	109,600

Amortization expenses of acquired intangible assets with definite lives were RMB4,137 and RMB4,213 for the six months ended June 30, 2006 and 2007, respectively. Amortization expenses for intangible assets with definite lives for the next five years are as follows:

Years ending December 31:	RMB
The remainder of 2007	4,333
2008	7,439
2009	4,544
2010	3,662
2011	3,662
2012	3,662

Total	27,302

CHINAEDU CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2007

(In thousands, except share-related data)

9. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	December 31, 2006	June 30, 2007
	RMB	RMB
Advances from students	7,247	14,527
Accrued expenses	334	1,056
Accrued professional fees	6,067	2,877
Dividend payable to a subsidiary’s minority shareholders	3,850	—
Accrued employee payroll and welfare benefits	3,027	4,280
Deposit payable	760	727
Other payables	469	1,253

	21,754	24,720

Advances from students represented amounts received for books and materials, which the Group collected from students on behalf of third party vendors.

10. OTHER TAXES PAYABLE

Other taxes payable consisted of the following:

	December 31, 2006	June 30, 2007
	RMB	RMB
Value added taxes payable	2,246	1,097
Business taxes payable and related	1,324	2,742
Individual income taxes payable	182	207

	3,752	4,046

The Group is subject to business taxes at a rate of 5% to 5.5% applied to service revenues generated from online education programs. The Group is also required to withhold PRC individual income taxes on employees’ payroll for remittance to the tax authorities.

11. SHARE OPTION PLAN

The Group’s employee share option plan (the “Plan”) was effective on August 10, 2000 and allows the Group to offer a variety of incentive awards to employees and non-employee directors of the Group and any consultant who performs services for the Group. An incentive option may only be granted to employees and a non-qualified option may be granted to employees, non-employee directors and consultants. The number of option shares granted under this Plan may not exceed 15% of the aggregate number of the issued and outstanding shares of the Company, calculated on a fully-diluted basis. Under the terms of the Plan, the exercise price for an incentive option shall not be less than 100% of the fair market value of the ordinary share on the date of grant. Option vesting schedule shall be more than three years and no acceleration for option vesting schedule shall be permitted, unless approved by Board of Directors. On December 13, 2004, an Amended and Restated Stock Option Plan (the “Amended Plan”) was effective, options to purchase were revised and up to 12,846,621 ordinary shares authorized under the Amended Plan.

CHINAEDU CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2007

(In thousands, except share-related data)

All options granted will vest over periods ranging from immediately to four years and any unexercised options will expire ten years from the date of grant. As of June 30, 2007, options to purchase 9,410,500 ordinary shares were outstanding and options to purchase 186,122 ordinary shares were available for future grants.

In March 2007, the Company adopted the Second Amended and Restated Stock Option Plan (“Second Amended Plan”), which replaced the Amended Plan provided for the grant of options as well as restricted shares. Under the plan the Company may grant options to purchase up to 12,846,621 ordinary shares of the Company, to the Group’s employees, directors and consultants. No option vesting schedule shall be less than three years and no acceleration for option vesting unless otherwise approved by the Board of Directors. No incentive stock option may be granted to the 10% or more shareholders unless the excess price at least equals to 110% of the fair market value. Any expired or cancelled option will be added to the total available shares for grants. The Board may from time to time grant restricted stock under this plan.

Options to employees

Through June 30, 2007, the company had granted an accumulated total of 12,660,500 share options to purchase ordinary shares, net of cancelled shares, to employees, officers, and directors and were exercisable in US$. The Group recorded share-based compensation expenses of RMB3,083 and RMB2,329, for the years ended December 31, 2004 and 2005, respectively, relating to the difference between the exercise price and the estimated fair value of the ordinary shares in accordance with APB 25.

For the shares granted after January 1, 2006, the Group recorded the compensation expenses under the fair value method according to SFAS No. 123R. The Group recorded a total compensation expense of RMB1,375 and RMB1,315 for the six months ended June 30, 2006 and 2007, respectively.

Options to non-employees

On May 20, 2004, the Company granted 5,000 fully-vested share options with an exercise price of US$1.09 (RMB9.02) per share to a legal advisor for the settlement of prior services provided to the Group. The Group recorded compensation expenses of RMB27 and RMBnil for the six months ended June 30, 2006 and 2007, respectively, estimated using the Black-Scholes option pricing model as such method provides a more accurate estimate of the fair value of services received by the Group.

The following assumptions were used in the option pricing model:

	2006	2007
Weighted average risk-free rate of return	4.66%	4.66%
Weighted average expected option life	6.5	6.5
Weighted average volatility rate	53%	53%
Weighted average dividend yield	—	—

CHINAEDU CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2007

(In thousands, except share-related data)

Summary of share options to employees and non-employee

A summary of the share option activities including both employee and non-employee grants were as follows. All of the fair value of ordinary shares, intrinsic value and exercise price are denominated in US$ because the shares are exercisable in US$.

	Outstanding options
	Number of options	Weighted average exercise price per share
		US$
Outstanding at December 31, 2006	8,682,600	1.22

Granted	885,000	2.86
Exercised	—	—
Cancelled	(157,100)	1.44

Outstanding at June 30, 2007	9,410,500	1.37

The weighted average per share fair value of options as of their respective grant dates was as follows:

	December 31, 2006	June 30, 2007
	US$	US$
Options	0.86	1.29

The following table summarizes information regarding options issued within the 12 months prior to June 30, 2007:

Grant Date	No. of Shares	Exercise Price	Fair Value of Ordinary Shares	Intrinsic Value at Grant date
April 23, 2007	885,000	2.86	2.86 *	—

*	Determined based on a retrospective valuation by American Appraisal China Limited, an independent third party valuation firm.

CHINAEDU CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2007

(In thousands, except share-related data)

12. INCOME TAXES

ChinaEdu is a tax-exempted company incorporated in the Cayman Islands. The subsidiaries and variable interest entities incorporated in the PRC are governed by the Income Tax Law of the PRC Concerning Foreign Investment and Foreign Enterprises and various local income tax laws (the “Income Tax Laws”). Pursuant to the PRC Income Tax Laws, the PRC enterprises are subject to income tax at a statutory rate of 33% (30% of state unified income tax plus 3% local income tax) on PRC taxable income. A summary of the tax concessions available to the PRC entities as of June 30, 2007 is as follows:

PRC Entities	PRC state unified income tax rate	PRC local income tax rate	Concession from PRC State Unified income tax	Concession from PRC local income tax	Year of commencement of tax holiday
	(%)	(%)
ChinaEdu	N/A	N/A	N/A	N/A	N/A

CMR WEB	15	—	Full exemption for 3 years starting from the commencement of tax holiday followed by a 50% reduction for the next 3 years thereafter	N/A	1999

Hongcheng Technology	15	—	Full exemption for 3 years starting from the commencement of tax holiday followed by a 50% reduction for the next 3 years thereafter	N/A	2001

Hongcheng Liye	15	—	Full exemption for 3 years starting from the commencement of tax holiday followed by a 50% reduction for the next 3 years thereafter	N/A	2003

Hongcheng Education	15	—	Full exemption for 3 years starting from the commencement of tax holiday followed by a 50% reduction for the next 3 years thereafter	N/A	2005

Xiandai Technology	30	3	N/A	N/A	N/A

Dongcai	15	—	Full exemption for 2 years starting from the commencement of tax holiday followed by a 50% reduction for the next 3 years thereafter	N/A	2003

Chongda	15	—	Full exemption for 2 years starting from the commencement of tax holiday followed by a 50% reduction for the next 3 years thereafter	N/A	2004

Gotop Electronic	30	3	N/A	N/A	N/A

Beijing Xuezhi	15	—	Full exemption for 3 years starting from the commencement of tax holiday followed by a 50% reduction for the next 3 years thereafter	N/A	2002

CHINAEDU CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2007

(In thousands, except share-related data)

PRC Entities	PRC state unified income tax rate	PRC local income tax rate	Concession from PRC State Unified income tax	Concession from PRC local income tax	Year of commencement of tax holiday
	(%)	(%)

Tianjin 101	30	3	N/A	N/A	N/A

WITT Education	15	—	Full exemption for 3 years starting from the commencement of tax holiday followed by a 50% reduction for the next 3 years thereafter	Full exemption from September 3, 2003 to December 31, 2005	2003

WITT Science	30	3	N/A	N/A	N/A

ZhongNongda Network	15	—	Full exemption for 3 years starting from the commencement of tax holiday followed by a 50% reduction for the next 3 years thereafter	N/A	2002

Beijing Ming Dao	15	—	Full exemption for 3 years starting from the commencement of tax holiday followed by a 50% reduction for the next 3 years thereafter	N/A	2007

Gotop Hongcheng	30	3	N/A	N/A	N/A

Tianjin Gotop Hongcheng	30	3	N/A	N/A	N/A

Beijing BCIT	30	3	Full exemption from September 3, 2005 to December 31, 2007	Full exemption from September 3, 2005 to December 31, 2007	2005

Yuancheng Edu	30	3	N/A	N/A	N/A

Beiyuda	15	—	Full exemption for 3 years starting from the commencement of tax holiday followed by a 50% reduction for the next 3 years thereafter	N/A	2006

Tianchang	30	3	N/A	N/A	N/A

South Campus	—	—	N/A	N/A	N/A

Anqing Foreign Language	—	—	N/A	N/A	N/A

Pingdingshan	—	—	N/A	N/A	N/A

BJ-WITT	N/A	N/A	Incorporated in BVI	N/A	N/A

BJ-BCIT	N/A	N/A	Incorporated in BVI	N/A	N/A

CHINAEDU CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2007

(In thousands, except share-related data)

During the six months ended June 30, 2006 and 2007, if the Company’s subsidiaries and variable interest entities in the PRC had not been awarded tax holidays or receive special tax concessions, provision for income taxes, net income, and net income per share would have been as follows:

	Six months ended June 30
	2006	2007
Increase in provision for income taxes	12,264	13,898
Net income	4,836	(1,424)
Net income per ordinary share—basic	0.12	(0.07)
Net income per preferred A share—basic	0.12	—
Net income per preferred B share—basic	0.12	—
Net income per preferred C share—basic	0.12	—
Net income per preferred D share—basic	—	—

Diluted net income per share	0.11	(0.07)

The principal components of the Group’s deferred income tax assets are as follows:

	December 31, 2006	June 30, 2007
	RMB	RMB
Current deferred tax assets
Deferred revenue	5,347	2,523

Total current deferred taxes	5,347	2,523

Non-current deferred tax assets
Intangible assets	1,961	2,105
Deferred revenue	96	34
Net operating loss carryforwards	672	772

Total non-current deferred taxes	2,729	2,911
Valuation allowance on deferred tax assets	(672)	(772)

Total non-current deferred taxes	2,057	2,139

Non-current deferred tax liabilities
Property and equipment	1,168	300
Acquired intangible assets	18,711	23,341

Total deferred tax liabilities	19,879	23,641

The Group has net operating loss carried forwards of RMB2,339 from the PRC subsidiaries for the period from January 1, 2007 to June 30, 2007, which will expire on various dates from December 31, 2007 to December 31, 2012.

As of June 30, 2007, a valuation allowance of RMB772 was provided against deferred tax assets arising from net operating loss carryforward and short-term deferred revenue of certain PRC subsidiaries and variable interest entities due to the uncertainty of realization. Adjustment will be made to the valuation allowance if events occur in the future that indicates changes in the amount of deferred tax assets that may be realized.

CHINAEDU CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2007

(In thousands, except share-related data)

The Group operates through multiple subsidiaries and variable interest entities and the valuation allowances are considered separately for each subsidiary and variable interest entity. The Group does not file consolidated tax returns, therefore, losses and deferred taxes from one subsidiary or a variable interest entity may not be used to offset another subsidiary or variable interest entity’s earnings or deferred taxes.

As a result of the adoption of FIN 48 on January 1, 2007, the total amount of unrecognized tax benefits was RMB4,064 as of June 30, 2007. The Group recognized RMB3,744 accumulated impact to accumulated deficits as of January 1, 2007.

The Group has adopted the accounting policy that interest recognized in accordance with paragraph 15 of FIN48 and penalties recognized in accordance with paragraph 16 of FIN48 are classified as part of its income taxes. RMB231 interest and RMB89 penalties were recognized in the condensed consolidated financial statements for the six months ended June 30, 2007.

The Group does not anticipate any significant change within 12 months of this reporting date of its uncertain tax positions.

On March 16, 2007, the National People’s Congress adopted the Enterprise Income Tax Law (the “New Income Tax Law”), which will become effective from January 1, 2008 and will replace the existing separate income tax laws for domestic enterprises and foreign-invested enterprises, which are PRC subsidiaries of the Group, by adopting unified income tax rate of 25% for most enterprises. In accordance with New Income Tax Law, the existing preferential tax treatments granted to certain subsidiaries of the Company, because it is qualified as a “high and new technology enterprise” may continue to be entitled as long as they continue to qualify as a “high and new technology enterprise strongly supported by the State”. However, as the detailed implementation rules of New Income Tax Law have not yet been issued, it is unclear whether they can continue to qualify as a “high and new technology enterprise strongly supported by the State” after the New Income Tax Law become effective. Furthermore, under the New Income Tax Law, a “resident enterprise” which include an enterprise established outside of the PRC with management located in the PRC, will subject to the PRC income tax. If the PRC tax authorities subsequently determine that the company and its subsidiaries registered outside PRC should be deemed a resident enterprise, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income tax at a rate of 25%.

The Company expects that the applicable subsidiaries will apply for the “New and High Technology Enterprise” status that will allow them a 15% tax rate under China’s Unified Enterprise Income Tax Law. Under applicable accounting rules, until these subsidiaries receive official approval for this status, they must use the statutory 25% tax rate in their calculation of their deferred tax balances. If these subsidiaries receive approval, then their present net deferred tax balances of RMB19,375 would change to RMB15,210. The change in the tax rate resulted in additional income tax expense RMB4,165 for the period ended June 30, 2007. The difference would be an increase to these subsidiaries’ profit and loss accounts in the period in which approval is received.

CHINAEDU CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2007

(In thousands, except share-related data)

Reconciliation between total income tax expense and the amount computed by applying the statutory income tax rate to income before income taxes is as follows:

	December 31, 2006	June 30, 2007
	%	%
Statutory rate	33	33
Tax holiday	(45)	(41)
Effect of new tax rate	—	12
Effect on tax rates in different tax jurisdiction	3	4
Permanent book-tax difference	20	21
Changes in valuation allowance	1	—

Effective tax rate	12	29

13. NET INCOME PER SHARE

The following table sets forth the computation of basic and diluted net income per share for the periods indicated:

	Six months ended June 30
	2006	2007
Net income attributable to:
Ordinary shareholders—basic (numerator)	7,966	5,866
Series A convertible preferred shares	2,276	1,590
Series B convertible preferred shares	5,365	3,747
Series C convertible preferred shares	1,493	1,043
Series D convertible preferred shares		228

Net income attributable to ordinary shareholders—diluted (numerator)	17,100	12,474

CHINAEDU CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2007

(In thousands, except share-related data)

	Six months ended June 30
	2006	2007
Shares (denominator):
Weighted average ordinary shares outstanding used in computing basic net income per share	18,025,307	19,007,408
Plus weighted average Series A convertible preferred shares using if-convertible method	5,150,000	5,150,000
Plus weighted average Series B convertible preferred shares using if-convertible method	12,140,495	12,140,495
Plus weighted average Series C convertible preferred shares convertible method	3,378,379	3,378,379
Plus weighted average Series D convertible preferred shares convertible method	—	739,435
Plus incremental weighted average ordinary shares from assumed conversions of stock option and warrants using treasury stock method:
Plus options (treasury stock effect on employee)	2,763,194	4,064,549
Plus options (treasury stock effect on non-employee)	333,247	466,304
Plus warrants (treasury stock effect)	495,176	1,263,092

Weighted average ordinary shares outstanding used in computing diluted net income per share	42,285,798	46,209,662

Net income per ordinary share—basic	0.44	0.31
Net income per preferred A share—basic	0.44	0.31
Net income per preferred B share—basic	0.44	0.31
Net income per preferred C share—basic	0.44	0.31
Net income per preferred D share—basic	—	0.31
Net income per share—diluted	0.40	0.27

Ordinary share equivalents of options and warrants are calculated using the treasury stock method. Under the treasury stock method, the proceeds from the assumed conversion of options and warrants are used to repurchase outstanding ordinary shares using the average fair value for the period. The Group has determined that its convertible preferred shares are participating securities as the preferred shares participate in undistributed earnings on an as-if-converted basis. The holders of the preferred shares are entitled to receive dividends on a pro rata basis, as if their shares had been converted into ordinary shares. Accordingly, the Group uses the two-class method of computing net income per share, for ordinary and preferred shares according to participation rights in undistributed earnings.

14. CONVERTIBLE NOTES

In July and August 2005, in conjunction with the issuance of Series C convertible preferred shares (“Series C preferred shares”), the Company issued two convertible notes (“Convertible Notes”) of RMB30,188 (US$3,750) to the Series C preferred shareholders. The Convertible Notes bear an interest rate of 8% per annum commencing on the anniversary date of issuance payable annually in arrears. The Convertible Notes are due and payable in full in July and August 2008, respectively. All of the outstanding principal and accrued interests are due and payable immediately upon the occurrence of an event of default. Fifty percent of the principal amount and all accrued interest are due and payable automatically upon the closing of a qualified initial public offering (“IPO”) and the remaining 50% are due and payable automatically on the one year anniversary date of the

CHINAEDU CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2007

(In thousands, except share-related data)

closing of an IPO. The unpaid principal and accrued interest are convertible into Series C preferred shares only in the event of the Company’s default under the terms of the Convertible Notes. The default events include insolvency, bankruptcy, liquidation and other material adverse changes to the Company. In the event of a conversion, the conversion price would be $1.85 per share.

In conjunction with the issuance of the Series C convertible preferred shares and the Convertible Notes, the Company also issued to the Series C preferred shareholders a stock purchase warrant providing for the rights to purchase 608,108 ordinary shares of the Company at the purchase price of US$1.85 per share. The stock purchase warrant expires five years from the date of grant. The proceeds received in the Series C convertible preferred shares and convertible notes offerings were allocated between the convertible instruments and the warrants on a relative fair value basis. The difference between the allocated value of the Convertible Notes and the face value was recorded as a debt discount, which was amortized over the note term using the effective interest rate method. The amount of interest expense recorded resulting from the amortization of the beneficial conversion feature totaled RMB334 and RMB467 for the six-month periods ended June 30, 2006 and 2007, respectively.

In March 2007, the Group repaid part of the Convertible Notes of RMB5,808 (US$750) in principal and RMB393 in accrued interest by the issuance of 83,488 Series D preferred shares and the cash payment of RMB3,151. A gain of RMB394 arising from the extinguishment of the Convertible Note was recorded as part of other income. In addition, as a result of the early conversion of this portion of the Convertible Notes, the related beneficial conversion feature associated with the converted portion of the Convertible Notes totaling RMB133 was immediately recognized as an interest expense during the six months ended June 30, 2007.

15. CONVERTIBLE PREFERRED SHARES

In August 2000 and 2001, the Company issued 6,000,000 shares of Series A convertible preferred shares for RMB49,669 (US$6,000) before issuance costs of RMB547 (US$66).

In December 2004, the Company:

(1) Repurchased 2,000,000 Series A convertible preferred shares from one of the shareholders for a total price of US$2,160 (RMB17,881).

(2) Issued 12,140,495 Series B convertible preferred shares to certain investors for total proceeds of RMB137,310 (US$16,590), before issuance costs of RMB4,467 (US$573). In conjunction with the issuance of Series B convertible preferred shares, the Company also issued detachable warrants to certain investors for no additional consideration. As per the warrant agreement, these investors could purchase an aggregate of 1,768,300 ordinary shares at a per share exercise price of RMB12.2 (US$1.48). The proceeds received in the Series B convertible preferred share offerings were allocated between the convertible instrument and the warrants on a relative fair value basis. For certain investors, the issuance price was US$1.31 (an equivalent of RMB10.88). When the detachable warrants are taken into consideration and after a portion of the issuance price was allocated to the warrants, the issuance price of Series B preferred shares decreased to US$1.25 (an equivalent of RMB10.51), which was lower than the issuance price for other investors by US$1.48 (an equivalent of RMB12.25). Such difference was recorded as a deemed dividend in the amount of RMB15,959.

The Group has determined that there was no embedded beneficial conversion feature attributable to the Series B convertible preferred shares because the initial effective conversion price of Series B preferred shares equaled to the issuance price and was higher than the fair value of the Company’s ordinary shares determined based on an independent valuation.

CHINAEDU CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2007

(In thousands, except share-related data)

In July 2005, the Company issued 3,378,379 shares of Series C convertible preferred shares to certain investors for total proceeds of RMB50,312 (US$6,250), before issuance costs of RMB928 (US$115). In addition, the Company issued two convertible notes in the amount of RMB30,188 (US$3,750) (Note 14). In conjunction with the issuance of convertible notes, the Company also issued detachable warrants to the investors for no additional consideration. As per the warrant agreements, these investors could purchase up to 608,108 ordinary shares at a per share exercise price of RMB14.89 (US$1.85). The proceeds received in the Series C convertible preferred shares and convertible notes offerings were allocated between the convertible instruments and the warrants on a relative fair value basis.

The Company has determined that there was no embedded beneficial conversion feature attributable to the Series C convertible preferred shares because the initial effective conversion price of Series C preferred shares equaled to the issuance price and was higher than the fair value of the Company’s ordinary shares determined based on an independent valuation.

In March 2007, the Company issued 1,968,503 Series D preferred shares at a price of US$3.85 per share in a private placement to a group of investors. Each Series D preferred share is convertible at the option of the holder at any time after the issuance of such shares, or is automatically converted at the consummation of a qualified IPO. Each Series D preferred share is convertible into one ordinary share of the Company. Each Series D preferred share is entitled to the same voting rights as each ordinary share. From January 1, 2009 to December 31, 2022, the Series D preferred shareholders are entitled to receive cumulative dividends at 12.5% of the original issue price. In the event of liquidation, Series D preferred shareholders will receive a liquidation distribution in preference to any distribution to the holders of Series A, B, and C preferred shares and ordinary shareholders at an amount that equals to the original issuance price plus any accrued but unpaid dividends.

The significant terms of the above Series A, Series B, Series C and Series D convertible preferred shares are as follows:

Conversion

Each Series A, Series B, Series C and D convertible preferred share is convertible into one ordinary share of the Company at the option of the holder at any time after the issuance of such shares, or is automatically converted in a qualified IPO. The conversion ratio is subject to for standard anti-dilutive adjustments such as stock splits, stock dividends and recapitalization.

Voting rights

The Series A, Series B, Series C and Series D shareholders have the voting rights determined based on the equivalent number of the Company’s ordinary shares into which their preferred shares are convertible.

Dividends

The holders of the preferred shares are entitled to receive dividends on a pro rata basis, as if their shares had been converted into ordinary shares. From January 1, 2008 to December 31, 2022, the Series B convertible preferred shareholders will be entitled to receive cumulative dividends at a rate of 12.5% of the original issuance price per share per annum. From January 1, 2009 to December 31, 2022, both the Series C and D convertible preferred shareholders will be entitled to receive cumulative dividends at a rate of 12.5% of the original issuance price per share per annum. No dividend will be paid to the Company’s ordinary shareholders and Series A

CHINAEDU CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2007

(In thousands, except share-related data)

preferred shareholders until all Series B, C, and D preferred share dividends have been paid in full. Once the Series B, C and D preferred shareholders have been fully satisfied, all preferred shareholders are entitled to any additional dividends declared and are payable to the ordinary shareholders on an if-converted basis.

Liquidation preference

In the event of liquidation, Series D preferred shareholders will receive a liquidation distribution in preference to any distribution to the holders of Series A, B, and C preferred shares and ordinary shareholders at an amount that equals to the original issuance price plus any accrued but unpaid dividends. Any remaining funds after satisfying the Series D preferred shareholders will first be paid to the Series C preferred shareholders, then the Series B preferred shareholders, and finally, the Series A preferred shareholders, in that order. The amounts to be paid will equal to the aggregate original purchase price plus any declared but unpaid dividends adjusted for any stock split, stock dividends and recapitalizations.

Redemption rights

The preferred shares are not redeemable at the option of the holders.

16. WARRANTS

In conjunction with the issuance of the convertible notes in 2002, the Company also issued to the convertible notes holder a stock purchase warrant providing for the rights to purchase 300,000 shares of Series A preferred shares of the Company at US$1 per share. The stock purchase warrant will expire five years from the date of grant. The fair value and the allocated value of the warrants were approximately RMB1,452 (US$175) and RMB1,235 (US$149) at the grant date, respectively. Its fair value was estimated using the Black-Scholes option pricing model with the following assumptions:

Expected volatility	64%
Risk-free interest rate	5.12%
Expected dividend	—
Contractual life of the warrant	5

Pursuant to the terms of the Series B preferred share agreement dated December 13, 2004, the Company granted warrants to the Series B preferred shareholders to purchase up to 1,768,300 ordinary shares. The warrants have an exercise price of US$1.48 per share and are exercisable commencing on December 13, 2004 and ending on December 13, 2009. The fair value and the allocated value of the warrants were approximately RMB4,719 (US$570) and RMB4,487 (US$542) at the grant date, respectively. Its fair value was estimated using the Black-Scholes option pricing model with the following assumptions:

Expected volatility	57%
Risk-free interest rate	3.65%
Expected dividend	—
Contractual life of the warrant	5

Pursuant to the terms of the Series C preferred share agreement dated July 14, 2005, the Company granted warrants to the Series C preferred shareholders to purchase up to 608,108 ordinary shares. The warrants have an exercise price of US$1.85 per share and are exercisable commencing on August 12, 2005 and ending on August 12, 2010. The fair value and the allocated value of the warrants were approximately RMB2,459

CHINAEDU CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2007

(In thousands, except share-related data)

(US$305) and RMB2,353 (US$292) at the grant date, respectively. Its fair value was estimated using the Black-Scholes option pricing model with the following assumptions:

Expected volatility	53%
Risk-free interest rate	3.99%
Expected dividend	—
Contractual life of the warrant	5

17. MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION

Full time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. Total provisions for such employee benefits were RMB4,668 and RMB4,367 for the six months ended June 30, 2006 and 2007, respectively.

18. COMMITMENTS

(a) Pursuant to the contract signed between Hongcheng Technology and another university, Hongcheng Technology has committed to contribute a total of RMB35,000 for the use of the university’s education resources through 2009. As of June 30, 2007, the remaining commitment is approximately RMB9,000.

(b) Pursuant to the contract signed between Hongcheng Education and a middle school for the use of the school’s education resources, Hongcheng Education has committed to pay a fee of RMB650 per annum from 2005 to 2007, RMB1,000 per annum from 2008 to 2010, and RMB1,200 per annum from 2011 to 2024. The aggregate of the fees committed through 2024 were recognized as expenses on a straight-line basis with the difference between the amount paid and the amount recognized reported as deferred commitment fees, a component of RMB1,094. For the six months ended June 30, 2006 and 2007, the amounts reported as expenses were RMB544 during both periods. The amount recorded as deferred commitment fees as of June 30, 2006 and 2007 were RMB747 and RMB1,835, respectively.

(c) The Group leases certain office premises under non-cancelable operating leases through 2011. Rent expenses under operating leases for the six months ended June 30, 2006 and 2007 were RMB3,636, and RMB3,472, respectively.

Future minimum lease payments under non-cancelable operating leases agreements were as follows:

Years ending December 31,	RMB
The remainder of 2007	3,347
2008	2,512
2009	1,516
2010	1,218
2011	446

9,039

CHINAEDU CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2007

(In thousands, except share-related data)

(d) As of June 30, 2007, the Group had commitments totaling RMB155,000 for the expansion of the schools in Anqing and Jingzhou. Capital commitment for the on-going construction in progress was RMB17,931 at June 30, 2007.

(e) As is disclosed also in Note 7, during June 2007, the Group committed to purchase an office space totaling RMB55,773. Through June 30, 2007, the Group had paid a deposit totaling RMB26,672 toward the purchase price, with the remaining RMB29,101 to be paid in the following 12 months.

19. SEGMENT AND GEOGRAPHIC INFORMATION

Since the acquisitions in 2005 and 2006, the Group has been organized as four business units: (i) Online degree program, which enables leading higher education institutions in the PRC to operate and grow their online degree-granting programs. The Group provides online education technical and consulting services to these institutions. In addition, the Group also licenses online education technology platform and courseware to them. (ii) Private primary and secondary schools, which provide educational services to the students through traditional classroom education, (iii) Online tutoring program, which provide online tutoring services for students to obtain review course help through online program, (iv) International curriculum program which includes an integrated English language learning service for high schools in the PRC and international polytechnic curriculum programs through traditional classroom education.

The Group’s chief operating decision maker is its chief executive officer. Segment information provided to the chief operating decision maker is prepared using US GAAP.

The following sets forth the condensed statements of operations for the Group’s reportable segments:

	Six months ended June 30
	2006	2007
	RMB	RMB
Revenue
Online degree program	73,833	88,725
Private primary and secondary schools	4,872	6,227
Online tutoring program	7,674	9,174
International curriculum program	12,519	15,837

Net revenue	98,898	119,963

Cost of revenue
Online degree program	23,638	23,741
Private primary and secondary schools	4,034	4,881
Online tutoring program	1,733	2,123
International curriculum program	7,128	11,313

Total cost of revenue	36,533	42,058

Gross profit
Online degree program	50,195	64,984
Private primary and secondary schools	838	1,346
Online tutoring program	5,941	7,051
International curriculum program	5,391	4,524

Total gross profit	62,365	77,905

CHINAEDU CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2007

(In thousands, except share-related data)

The Group does not allocate operating expenses or assets and liabilities to individual segments when making decisions about allocating resources to the segments and assessing their performance. The Group primarily operates in the PRC. All the long-lived assets of the Group are located in the PRC and the Group does not allocate such assets to individual segments.

Revenue from each type of services the Group provides was as follows:

	Six months ended June 30
	2006	2007
	RMB	RMB
Customers:
Online education technical and consulting services	16,193	16,730
Traditional classroom education services	17,391	22,064
Online tutoring services	7,674	9,174
Licensing of online education technology platform and courseware	1,085	—

	42,343	47,968

Related parties:
Online education technical and consulting services	56,555	71,995
Traditional classroom education services	—	—
Online tutoring services	—	—
Licensing of online education technology platform and courseware	—	—

	56,555	71,995

	98,898	119,963

The carrying amounts of goodwill and intangible assets by reportable segments were as follows:

	December 31, 2006	June 30, 2007
Intangible assets, net:
Online degree programs	53,001	53,481
Private primary and secondary schools	4,048	3,945
Online tutoring program	3,875	3,737
International curriculum program	41,912	48,437

	102,836	109,600

Goodwill:
Online degree programs	12,860	12,860
Private primary and secondary schools	1,250	1,924
Online tutoring program	14,926	14,926
International curriculum program	47,473	60,249

	76,509	89,959

CHINAEDU CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2007

(In thousands, except share-related data)

20. RELATED PARTY TRANSACTIONS

The minority shareholders of a number of the Group’s majority-owned subsidiaries are universities who also purchase exclusive online education technical and consulting services from the Group. These universities are considered related parties of the Group. Revenues generated from services provided to these universities were as follows:

	June 30, 2006	June 30, 2007
	RMB	RMB
Online education technical and consulting services:
Online Education School of Dongbei University of Finance and Economics	15,351	16,908
Online Education School of Renmin University of China	18,165	25,950
Online Education School of Chongqing University	6,712	7,804
Online Education School of China Agricultural University	16,327	17,958
Online Education School of Beijing Language and Culture University	—	3,375

	56,555	71,995

Deferred revenues associated with services provided to related parties were as follows:

	December 31, 2006	June 30, 2007
	RMB	RMB
Online Education School of Dongbei University of Finance and Economics	6,505	11,428
Online Education School of Renmin University of China	11,132	16,629
Online Education School of Chongqing University	2,728	5,076
Online Education School of China Agricultural University	10,453	8,573
Online Education School of Beijing Language and Culture University	2,614	775

	33,432	42,481

CHINAEDU CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2007

(In thousands, except share-related data)

As of December 31, 2006 and June 30, 2007, the following balances were due from related parties:

	December 31, 2006	June 30, 2007
	RMB	RMB
Schools owned by the minority shareholders of the Company’s subsidiaries:
Online Education School of Renmin University of China (ii)	12,547	—
Online Education School of Dongbei University of Finance and Economics (ii)	15,097	23,619
Online Education School of Chongqing University (ii)	20,691	26,595
Online Education School of Beijing Language and Culture University (ii)	5,761	7,310
Online Education School of China Agricultural University (ii)	—	15,342

Minority shareholders of the Company’s majority-owned subsidiaries:
Tianjin Tianxingjian Education Co., Ltd. (i)	55	39
Beijing Guojiao Investment Co., Ltd. (i)	4,195	4,031
Beijing Hongji Xingye Technology Development Co., Ltd. (i)	200	—
Wellent Institute of Education International (Asia) Limited (i)	1,000	1,000

Management of the Group:
Xie Changqing (i)	433	433
Liu Xin (i)	—	74

	59,979	78,443

(i)	The amounts represent cash advances that are expected to be collected within the next twelve months.
(ii)	The fees for services provided to the online schools are collected on a periodic basis. The excess amount of revenue recognized over the cash collection is recorded as amounts due from related parties.

All of the amounts due from related parties are unsecured, non-interest bearing.

Due to related parties

	December 31,	June 30,
	2006	2007
	RMB	RMB
Former owner of an entity consolidated by the Company:
Fourth Middle School of Anqing (ii)	1,747	2,327

Schools owned by the minority shareholders of the Company’s subsidiaries:
Online Education School of Chongqing University (i)	48	48
Online Education School of Dongbei University of Finance and Economics (i)	35	3,380
Online Education School of Renmin University of China (iii)	—	6,296
Online Education School of China Agricultural University (i)	1,155	—

Minority shareholders of the Company’s subsidiaries:
Beijing Guojiao Investment Co., Ltd (iv)	4,133	—
Wu Jiayong	—	500

Entity owned by shareholder or management:
Beijing Hongji Xingye Technology Development Co., Ltd. (i)	3	—

	7,121	12,551

CHINAEDU CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2007

(In thousands, except share-related data)

(i)	The amounts represented cash collected on behalf of the related parties.
(ii)	The amount primarily represents service fees to be paid for utilizing the school’s teaching resources.
(iii)	The amount represents the service fee prepaid by the university to the Group.
(iv)	The amount primarily represents dividends payable to a subsidiary’s minority shareholder.

All the amounts due to related parties are non-interest bearing and unsecured. The Group expects the amounts to be repaid within the next twelve months.

21. STATUTORY RESERVES

PRC legal restrictions permit payments of dividends by the Company’s PRC subsidiaries only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. Prior to payment of dividends, pursuant to the laws applicable to the PRC’s Foreign Investment Enterprises, the Company’s subsidiaries and variable interest entities in the PRC must make appropriations from after-tax profit to non-distributable reserve funds as determined by the Board of Directors of each Company. These reserves include a (i) general reserve, (ii) enterprise expansion reserve, and (iii) staff bonus and welfare reserve.

Subject to certain cumulative limits, the general reserve requires annual appropriations of 10% of after-tax profits (as determined under generally accepted accounting principles in the PRC (“PRC GAAP”) at each year-end); the other reserve appropriations are at the Company’s discretion. These reserves can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. As the appropriations to the reserves are determined based on annual operating results reported under the PRC GAAP, no appropriations were made during the six months ended June 30, 2006 and 2007.

The PRC subsidiaries and variable interest entities elected not to make any appropriations to the enterprise expansion reserve and staff bonus and welfare reserve in any of the periods presented. As a result of these PRC laws and regulations, the PRC subsidiaries are restricted from transferring a portion of their net assets to the Company.

22. RESTRICTED NET ASSETS

Relevant PRC Statutory laws and regulations restrict the payments of dividends by the Company’s PRC subsidiaries and variable interest entities from their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the general reserve (see Note 21), which requires annual appropriations of 10% of after-tax profit should be set aside prior to the payment of dividends. As a result of these PRC laws and regulations, the Company’s PRC subsidiaries and variable interest entities are restricted in their abilities to transfer a portion of their net assets to the Company. As of December 31, 2006 and June 30, 2007, the amount of restricted net assets was RMB10,031 and RMB11,889, respectively.

23. SUBSEQUENT EVENTS

In July 2007, the Company issued 630,000 Series D preferred shares at a price of US$3.85 per share to additional investors. Each Series D preferred share is convertible at the option of the holder at any time after the issuance of such shares, or is automatically converted at the consummation of a qualified IPO. Each Series D preferred share is convertible into one ordinary share of the Company. Each Series D preferred share is entitled to the same voting rights as each ordinary share. From January 1, 2009 to December 31, 2022, the Series D preferred shareholders are entitled to receive cumulative dividends at 12.5% of the original issue price. In the event of liquidation, Series D preferred shareholders will receive a liquidation distribution in preference to any

CHINAEDU CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2007

(In thousands, except share-related data)

distribution to the holders of Series A, B, and C preferred shares and ordinary shareholders at an amount that equals the original issuance price plus any accrued but unpaid dividends.

In July 2007, the Company repurchased 600,000 ordinary shares and 30,000 Series B preferred shares in July 2007, in each case, at $2.81 per share.

During the three months ended September 30, 2007, the Group had the following significant events:

•	The Company issued 300,000 Series A preferred shares in September 2007 at $1.00 per share upon the exercise of a warrant.

•

The Group began the process of performing a goodwill and other intangible asset impairment test and estimated the charges to be up to RMB20 million. These impairment charges relate to the FEC program, as management has significantly adjusted downward its profitability forecast for this portion of the business. The Group now expects net revenue from the FEC program to be lower than it had previously forecast because of lower student numbers and lower per student amounts payable under the contractual arrangements with participating schools. These developments are the result of increasing competition, increasing bargaining power of the schools participating in the program and the expansion of the program into less affluent areas of China, where tuition fees tend to be lower. The final amounts of these estimated goodwill impairment charges are subject to, among other things, the completion of certain appraisals to be conducted by American Appraisals China Limited. In addition to these charges, the Group expects that these developments will adversely affect the future financial results for its FEC program.

•

The Group wrote off delinquent receivables of approximately RMB4 million primarily related to tuition payments by international curriculum program participants prior to the Company’s acquisition of the program and a loan made by the international curriculum program to its related entity prior to the Company’s acquisition of the program. In the third quarter of 2007, the Company had a dispute, which is not yet settled, with the ex-owner of international curriculum program over the exercising right of his vested but forfeited options. This dispute caused the collectability of those receivables unlikely.

•	The Group incurred a write-down of fixed assets attributable to its online tutoring business of approximately RMB1 million.

•

The Group is currently in discussions with the minority shareholder holding approximately 20% of the shares of the subsidiary operating the online tutoring business to acquire all of the minority shares.

In November 2007, one of the Group’s former employees threatened to take legal action against the Group in respect of options for the purchase of the ordinary shares that he claims to own. This former employee, who sold the FEC and the BCIT programs to the Group in 2005 and 2006, respectively, worked in the business unit responsible for those programs until his departure from the Group in April of 2007. He claims to own options to purchase 140,000 of the Company’s shares, 60,000 exercisable at $1.26 and 80,000 exercisable at $1.58. Although 140,000 share options were granted to him under the Company’s share option plan, at the time of his departure from the Company, only 46,667 of these options had vested. Under the agreements governing the share option plan, he was required to exercise those vested options within 30 days of leaving the Group, which he did not do. Consequently, the Group does not believe that his claim in respect of these options has any merit and its impact on the results of operations can not be estimated.

Through and including                     , 2007 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

6,820,000 American Depositary Shares

Representing

20,460,000 Ordinary Shares

ChinaEdu Corporation

PROSPECTUS

                    , 2007

Bear, Stearns & Co. Inc.

Piper Jaffray	CIBC World Markets

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, expect to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences or committing a crime. Our Articles of Association provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own willful neglect or default.

Pursuant to the form of indemnification agreements filed as Exhibit 10.2 to this Registration Statement, we will agree to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities

The information below sets forth the date of issuance, title, amount, and purchasers of, and consideration paid for, our securities sold within the last three years that were not registered under the Securities Act. All such securities were issued outside the United States pursuant to Regulation S of the Securities Act or inside the United States in transactions exempt from the registration requirements of the Securities Act.

Date of Issuance	Title	Amount		Consideration	Purchaser
December 13, 2004	Series B Preferred Shares	8,357,884		$10,991,120.93	Tiger Global Private Investment Partners II, L.P.

December 13, 2004	Series B Preferred Shares	6,750		$8,879.07	Tiger Global II, L.P.

December 13, 2004	Series B Preferred Shares	3,377,336		$5,000,000.00	The McGraw-Hill Companies, Inc.

December 13, 2004	Series B Preferred Shares	337,734		$500,000.00	UOB Venture Technology Investments Ltd

December 13, 2004	Series B Preferred Shares	60,791		$90,000.00	Axial Group Limited

December 31, 2004	Ordinary Shares	2,000,000	(1)	$400,000.00	MLP Holdings Limited

December 31, 2004	Ordinary Shares	700,000	(2)	$140,000.00	New Value Technology Limited

January 5, 2005	Ordinary Shares	1,620,000		Acquisition	Lingyuan Furong Investment Management Company Limited

January 5, 2005	Ordinary Shares	1,745,000		Services & $17,450	Rendashiji Technology Development Co. Ltd.

December 13, 2005	Warrant to Purchase Ordinary Shares	1,766,873	(3)	(4)	Tiger Technology Private Investment Partners II, L.P.

December 13, 2005	Warrant to Purchase Ordinary Shares	1,427	(3)	(4)	Tiger Global II, L.P.

July 14, 2005	Series C Preferred Shares	2,702,703		$5,000,000.55	Level Global Investors, L.P.

July 14, 2005	Series C Preferred Shares	675,676		$1,250,000.60	UOB Venture Technology Investments Ltd

Date of Issuance	Title	Amount		Consideration		Purchaser
July 14, 2005	Convertible Promissory Note	$3,000,000.00		$3,000,000.00		Level Global Investors, L.P.

August 12, 2005	Convertible Promissory Note	$750,000.00		$750,000.00		UOB Venture Technology Investments Ltd

July 14, 2005	Warrants to Purchase Ordinary Shares	486,486	(3)	(5)		Level Global Investors, L.P.

August 12, 2005	Warrants to Purchase Ordinary Shares	121,622	(3)	(5)		UOB Venture Technology Investments Ltd

July 14, 2005	Ordinary Shares	550,000		Acquisition		Pretty Wisdom Management Limited

February 23, 2006	Ordinary Shares	2,025,061		Acquisition		China Education Holdings Limited

February 23, 2006	Ordinary Shares	500,000	(2)	$100,000.00		New Value Technology Limited

March 9, 2007	Series D Preferred Shares	9,740		$37,499.00		Bessemer Venture Partners VI Institutional L.P.

March 9, 2007	Series D Preferred Shares	193,831		$746,249.35		Bessemer Venture Partners Co-Investment L.P.

March 9, 2007	Series D Preferred Shares	575,650		$2,216,252.50		Bessemer Venture Partners VI L.P.

March 9, 2007	Series D Preferred Shares	333,952		$1,285,714.00		SIG China Investments One, Limited

March 9, 2007	Series D Preferred Shares	83,488		$321,429.00	(6)	UOB Venture Technology Investments Ltd.

March 9, 2007	Series D Preferred Shares	11,132		$42,857.00		Stephen P. Kennard

March 9, 2007	Series D Preferred Shares	238,550		$918,417.50		Jayhawk Private Equity Fund, L.P.

March 9, 2007	Series D Preferred Shares	15,020		$57,827.00		Jayhawk Private Equity Co-Invest Fund, L.P.

March 9, 2007	Series D Preferred Shares	253,570		$976,244.50		HC PRCEDU LLC

March 9, 2007	Series D Preferred Shares	81,060		$312,081.00		James W. Heavener

March 9, 2007	Series D Preferred Shares	81,060		$312,081.00		Phelps Securities, LLC

March 9, 2007	Series D Preferred Shares	81,060		$312,081.00		ChinaEdu, LLC

March 9, 2007	Series D Preferred Shares	10,390		$40,001.50		Christopher A. Marconi

March 9, 2007	Ordinary Shares	2,033,733		$6,304,572.30		Right Union Investment Limited

March 9, 2007	Ordinary Shares	266,267		$825,427.70		New Value Technology Limited

July 6, 2007	Series D Preferred Shares	369,957		$1,424,334.45		Right Union Investment Limited

July 6, 2007	Series D Preferred Shares	34,831		134,099.35		Jayhawk Private Equity Fund, L.P.

July 6, 2007	Series D Preferred Shares	2,193		8,443.05		Jayhawk Private Equity Co-Invest Fund, L.P.

July 6, 2007	Series D Preferred Shares	37,024		$142,542.40		HCBD LLC

July 6, 2007	Series D Preferred Shares	11,836		$45,568.60		James W. Heavener

July 6, 2007	Series D Preferred Shares	11,836		$45,568.60		Phelps Securities, LLC

July 6, 2007	Series D Preferred Shares	11,836		$45,568.60		ChinaEdu LLC

July 6, 2007	Series D Preferred Shares	1,517		$5,840.45		Christopher A. Marconi

July 6, 2007	Series D Preferred Shares	137,838		$530,676.30		SIG China Investments One, Limited

July 6, 2007	Series D Preferred Shares	11,132		$42,858.20		Stephen P. Kennard

September 6, 2007	Series A Preferred Shares	300,000		$300,000.00		IDG Technology Venture Investments LP
On or prior to the closing of this offering	Ordinary Shares	121,622		$225,001		UOB Venture Technology Investments Ltd

Preceding Three Years	Options to Purchase Ordinary Shares	6,966,800		Services		employees, directors, officers and consultants

(1)	Purchased upon the exercise of options issued to Julia Huang pursuant to our equity incentive plan and transferred by Ms. Huang to MLP Holdings Limited.
(2)	Purchased upon the exercise of options granted to Shawn Ding pursuant to our equity incentive plan and transferred by Mr. Ding to New Value Technology Limited.
(3)	Represents the number of Ordinary Shares purchasable upon exercise of the warrant.
(4)	Issued in connection with the issuance of our Series B preferred shares for no additional consideration. The warrant has an exercise price of $1.48 per share.
(5)	Issued in connection with the issuance of our Series C preferred shares and Convertible Promissory Notes for no additional consideration. The warrant has an exercise price of $1.85 per share.
(6)	All of the consideration was paid by the cancellation of a corresponding amount in a convertible promissory note in the principal amount of $750,000.

Item 8.	Exhibits and Financial Statement Schedules

(a)	Exhibits

Exhibit Number		Description
1.1	*	Form of Underwriting Agreement

3.1		Form of Fifth Amended and Restated Memorandum of Association of Registrant (effective upon closing of this offering)

3.2		Form of Fifth Amended and Restated Articles of Association of Registrant(effective upon closing of this offering)

4.1		Form of Deposit Agreement among Registrant, depositary and holders of the American Depositary Receipts

4.2		Registrant’s Specimen Certificate for Ordinary Shares

4.3		Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.1)

5.1		Opinion of Conyers Dill & Pearman regarding the validity of the ordinary shares to be registered.

8.1		Opinion of Hogan & Hartson LLP regarding certain U.S. tax matters

10.1		Equity Incentive Plan and forms of Incentive Stock Option Agreement and Nonqualified Stock Option Agreement

10.2		Form of Indemnification Agreement between the Registrant and its officers and directors

10.3		Form of Employment Agreement between the Registrant and a Senior Executive Officer of the Registrant

10.4		Fourth Amended and Restated Registration Rights Agreement

10.5		English Translation of Loan Agreement between Registrant and Xie Changqing dated July 15, 2005

10.6		English Translation of Supplementary Agreement to Loan Agreement between Registrant and Xie Changqing dated July 18, 2007

10.7		English Translation of Amended and Renewed Loan Agreement between Registrant and Xie Changqing dated July 12, 2005

10.8		English Translation of Supplementary Agreement to Amended and Renewed Loan Agreement between Registrant and Xie Changqing dated July 18, 2007

10.9		English Translation of Amended and Renewed Loan Agreement between Registrant and Yang Xueshan dated June 2005

10.10		English Translation of Supplementary Agreement to Amended and Renewed Loan Agreement between Registrant and Yang Xueshan dated July 18, 2007

10.11		English Translation of Loan Agreement between Hongcheng Technology and Wang Gongquan dated July 12, 2005

10.12		English Translation of Supplementary Agreement to Loan Agreement between Hongcheng Technology and Wang Gongquan dated August 30, 2006

10.13		English Translation of Loan Agreement between Hongcheng Technology and Yang Xueshan dated July 12, 2005

10.14		English Translation of Supplementary Agreement to Loan Agreement between Hongcheng Technology and Yang Xueshan dated August 30, 2006

10.15		English Translation of Equity Pledge Agreement among Hongcheng Technology, Xie Changqing and Yang Xueshan dated July 12, 2005

Exhibit Number	Description
10.16	English Translation of Supplementary Agreement to Equity Pledge Agreement among Hongcheng Technology, Xie Changqing and Yang Xueshan dated July 18, 2007
10.17	English Translation of Equity Pledge Agreement among Hongcheng Technology, Wang Gongquan and Yang Xueshan dated July 12, 2005

10.18	English Translation of Supplementary Agreement to Equity Pledge Agreement among Hongcheng Technology, Wang Gongquan and Yang Xueshan dated July 18, 2007

10.19	English Translation of Equity Pledge Agreement between Hongcheng Technology and Xie Changqing dated December 20, 2005

10.20	English Translation of Supplementary Agreement to Equity Pledge Agreement between Hongcheng Technology and Xie Changqing dated July 18, 2007

10.21	English Translation of Shareholder’s Voting Rights Entrustment Agreement among Hongcheng Technology, Yang Xueshan, Wang Gongquan and Xiandai Technology dated July 12, 2005

10.22	English Translation of Shareholder’s Voting Rights Entrustment Agreement among Hongcheng Technology, Yang Xueshan, Xie Changqing and Hongcheng Education dated July 12, 2005

10.23	English Translation of Shareholder’s Voting Rights Entrustment Agreement among Hongcheng Technology, Xie Changqing and Hongcheng Education dated December 20, 2005

10.24	English Translation of Call Option Agreement among Hongcheng Technology, Yang Xueshan and Xie Changqing dated July 12, 2005

10.25	English Translation of Call Option Agreement among Hongcheng Technology, Yang Xueshan and Wang Gongquan dated July 12, 2005

10.26	English Translation of Call Option Agreement between Hongcheng Technology and Xie Changqing dated December 20, 2005

10.27	English Translation of Power of Attorney executed by Yang Xueshan dated July 12, 2005

10.28	English Translation of Power of Attorney executed by Wang Gongquan dated July 12, 2005

10.29	English Translation of Power of Attorney executed by Yang Xueshan dated July 12, 2005

10.30	English Translation of Power of Attorney executed by Xie Changqing dated July 12, 2005

10.31	English Translation of Power of Attorney executed by Xie Changqing dated December 20, 2005

10.32	English Translation of Technical Consulting and Services Agreement between Hongcheng Technology and Xiandai Technology dated July 18, 2007

10.33	English Translation of Technical Consulting and Services Agreement between Hongcheng Technology and Hongcheng Education dated July 18, 2007

10.34	English Translation of Collaborative Alliance Contract between the Company and Renda Century dated October 22, 2002

10.35	English Translation of Technology Development Agreement between Renda Online School and CMR dated July 15, 2003

10.36	English Translation of Service Agreement between Renda Online School and CMR dated March 31, 2003

10.37	English Translation of Memorandum of Understanding (Regarding Service Fee Payment) between Renda Online School and CMR dated May 16, 2003

10.38	English Translation of Memorandum of Understanding between Renda Online School, CMR, Renda Century and the Company dated March 31, 2003

10.39	English Translation of Memorandum of Understanding (Regarding Service Fee Alteration) between Renda Online School and CMR dated May 16, 2003

Exhibit Number	Description
10.40	English Translation of Collaborative Alliance Contract among China Agriculture University, Hongcheng Liye, Shanghai SVA Communication Co., Ltd. and Beijing CAU Technological Enterprise Incubator Co., Ltd. dated April 28, 2005

10.41	English Translation of Cooperation Agreement between Zhong Nongda Networks Development Co., Ltd. and China Agriculture University dated December 12, 2005

10.42	English Translation of Service Agreement between China Agriculture University and Zhong Nongda Networks Development Co., Ltd dated April 28, 2005

10.43	English Translation of Memorandum of Service Agreement between China Agriculture University and Zhong Nongda Networks Development Co., Ltd. dated April 28, 2005

10.44	English Translation of Collaborative Alliance Contract between Hongcheng Liye and Dongbei University of Finance and Economics dated May, 2003

10.45	English Translation of Supplementary Agreement to Collaborative Alliance Contract between Hongcheng Liye and Dongbei University of Finance and Economics dated May, 2003

10.46	English Translation of Service Agreement between Dongbei University of Finance and Economics and Dalian Dongcai Technology Development Co., Ltd. dated June 26, 2003

10.47	English Translation of Licensing Agreement between Dalian Dongcai Technology Development Co., Ltd, and Hongcheng Technology Development Co., Ltd. dated September 18, 2003

21.1	List of Registrant’s subsidiaries

23.1	Consent of Conyers Dill & Pearman (included in Exhibit 5.1)

23.2	Consent of Hogan & Hartson LLP (included in Exhibit 8.1)

23.3	Consent of Jun He Law Offices

23.4	Consent of Deloitte Touche Tohmatsu CPA Ltd., Independent Registered Public Accounting Firm

23.5	Consent of American Appraisal China Limited

24.1	Powers of Attorney (included on page II-9)

*	To be filed by amendment.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or the notes thereto.

Item 9. Undertakings

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424 (b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Beijing, China, on this 26th day of November, 2007.

CHINAEDU CORPORATION
/s/ Julia Huang
Julia Huang
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Julia Huang and Ge (Michael) Xu and each of them, his attorney-in-fact, with the power of substitution, for him in any and all capacities, to sign any amendment or post-effective amendment to this registration statement on Form F-1 or abbreviated registration statement, including, without limitation, any additional registration filed pursuant to Rule 462 under the Securities Act of 1933, as amended, with respect hereto and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Julia Huang Name: Julia Huang	Director and Chief Executive Officer	November 26, 2007

/s/ Shawn Ding Name: Shawn Ding	Director	November 26, 2007

/s/ Zonglian Gu Name: Zonglian Gu	Director	November 26, 2007

/s/ Shasha Chang Name: Shasha Chang	Director	November 26, 2007

/s/ Xiaohong Chen Name: Xiaohong Chen	Director	November 26, 2007

/s/ Min Fan Name: Min Fan	Director	November 26, 2007

/s/ Samuel Yen Name: Samuel Yen	Director	November 26, 2007

/s/ Ge (Michael) Xu Name: Ge (Michael) Xu	Chief Financial Officer	November 26, 2007

/s/ Donald J. Puglisi Name: Donald J. Puglisi Title: Managing Director Puglisi & Associates	Authorized Representative in the United States	November 26, 2007